Form 10-K, Exhibit 13
period 1996-05-31
BLUE RIDGE REAL ESTATE CO; BIG BOULDER CORP/PA
filed 1996-08-27
CIK 12779, 277666

BLUE RIDGE REAL ESTATE COMPANY
BIG BOULDER CORPORATION
ANNUAL REPORT
1996
To Our Shareholders:

    	For Fiscal 1996, the Companies report net income of $43,263 or $.02 per combined share, compared to a net loss of $435,768 or $.21 for the previous year. Included with this year's expenses is a one-time write-off of $179,000 of project costs related to real estate development.
	   The ski areas experienced 267,000 skier visits and 64,000 tubing visits to give us a profitable winter season, despite some extreme weather patterns that occurred on several weekends.
	   Two years ago we introduced snowtubing to the Pocono ski industry at Jack Frost Mountain and last year we added a tubing complex at Big Boulder. With the growing interest in this winter activity, we plan to expand our tubing areas for the 1996-97 season.
	   Additional capital expenditures include the installation of 10,000 CFM of air at Jack Frost Mountain, giving us the opportunity to open
East Mountain for Christmas week.
	   The Retail Shops, formerly operated on a concession basis, were taken in-house this year and operated successfully.
	   Big Boulder Ski Area, which opened in December 1947, will be celebrating its 50th year during the 1996-97 season. Special activities are being planned.
	   The ski areas operating revenues are dependent upon favorable weather patterns during the season. Over the last four years, we have made efforts to supplement this revenue with summertime activities which are proving successful.
	   Festivals contribute the biggest portion of revenue during the summer months and this year we added two new festivals to our calendar--the American Roots Music Festival in June and the Pocono
Gathering in August. Our Blues Festival held the last weekend in July, features top National and International Blues Recording Artists and has grown to be one of the top Blues Festivals in the Country.
	   Splatter, our paintball game, operates primarily from April through November, and continues to grow in popularity. Due to demand, this activity now remains open on a reduced basis during the winter months.
	   An In-Line Skate and Board Park, named "Wheels", is being introduced at Jack Frost this summer. Popular with Generation "X", this sport offers the growth we are looking for during our summer months.
	   Fern Ridge Campground completed its first year of operation under Company management and has expanded the number of sites to 150 from its long-time capacity of 110. Future expansion is under consideration.
	   We realize the key to our potential lies in the future sales and development opportunities of our Companies' large land holdings. As reported for several years, the real estate market for second homes in the Pocono Mountains remains weak. Should an upturn occur, the Companies are well prepared to respond with municipal approval for some
800 homesites adjacent to our ski areas. Additionally, Blue Ridge has necessary permits to construct a golf course at Jack Frost Mountain.
These projects are continually evaluated as to market timing.
	   I would like to thank our dedicated employees for their efforts throughout the year. After all, their commitment to service is our key to success.
	   Our Companies are prepared and indded look forward to this upcoming year with enthusiasm.
Gary A. Smith
 President
Blakeslee, Pennsylvania
August 16, 1996

COMBINED BALANCE SHEETS
May 31, 1996 and 1995
ASSETS                                          					1996		       1995
Current Assets:
Cash and cash equivalents (including interest-
 bearing deposits of $1,770,546 in 1996 and
 $2,058,412 in 1995)		           		               1,958,963    2,085,287
Marketable securities                               293,588            0
Current installments of mortgage notes receivable    10,670	      13,156
Accounts receivable                       							   334,397      199,580
Refundable income taxes						                             0       10,000
Inventories                                         123,257            0
Prepaid expenses and other current assets		         766,921      571,651
 Total current assets					                      	 3,487,796    2,879,674
Mortgage notes receivable less current
 installments                                         2,479       13,668
Other non-current assets						                       71,297       36,797
Properties:
Land, principally unimproved (19,884 acres
 per land ledger)	                         						 1,867,766    2,046,582
Land improvements, buildings and equipment	     	45,779,980   44,565,426
									                                       	47,647,746   46,612,008
Less accumulated depreciation & amortization     27,999,628   25,878,476
                                         								19,648,118   20,733,532
                                       										23,209,690   23,663,671

LIABILITIES AND SHAREHOLDERS' EQUITY                   1996         1995
Current liabilities:
Current installments of long-term debt        			   504,681      661,141
Accounts and other payables					                    503,063      319,721
Accrued claims								                              204,147      154,605
Accrued income taxes                                 59,098            0
Accrued liabilities					                            684,835      542,627
Deferred revenue							                             293,095      412,224
 Total current liabilities				                    2,248,919    2,090,318
Long-term debt, less current installments         9,189,486    9,578,025
Deferred income taxes				                      		 2,157,823    2,425,129
Commitments and contingencies
Combined shareholders' equity:
Capital stock, without par value, stated value $.30
per combined share, Blue Ridge and Big Boulder each
authorized 3,000,000 shares, each issued 2,198,148
shares                                              659,444      659,444
Capital in excess of stated value                 1,461,748    1,461,748
Earnings retained in the business		        	      8,748,503    8,705,240
									                                        10,869,695   10,826,432
Less cost of 194,134 shares of
capital stock in treasury                         1,256,233    1,256,233
                                       		 					 	 9,613,462    9,570,199
                                                 23,209,690   23,663,671

The accompanying notes are an integral part of the combined financial statements.

COMBINED STATEMENTS OF OPERATIONS AND
EARNINGS RETAINED IN THE BUSINESS
For years ended May 31,1996,1995&1994        1996        1995        1994
Revenues:
Ski operations                  			    10,618,961   7,837,872   9,539,184
Real estate management	          		     2,928,213   2,757,217   2,359,231
Rental income					                      1,761,812   1,587,139   1,524,750
Disposition of properties   			                 0      62,262         745
							                                15,308,986  12,244,490  13,423,910
Costs and expenses:
Ski operations					                    	9,741,679   7,720,572   8,345,886
Real estate management			              	3,062,437   2,656,771   2,813,067
Rental income                             827,229     798,759     793,608
Disposition of properties          	            0       3,687           0
General and administrative 			            941,001     972,146     996,582
							                                14,572,346  12,151,935  12,949,143
Income from operations                    736,640      92,555     474,767
Other income (expense):
Interest and other income                  88,060      82,956     105,917
Interest expense                         (866,262)   (884,068)   (864,102)
Income(loss)before income taxes and
 cumulative effect of change in
 accounting method                        (41,562)   (708,557)   (283,418)
Provision(credit)for income taxes:
Current                                    58,731       3,810     161,116
Deferred                                 (143,556)   (276,599)   (272,295)
                             	            (84,825)   (272,789)   (111,179)
Income(loss)before cumulative effect
 of change in accounting method	           43,263    (435,768)   (172,239)
Cumulative effect on prior years (to
May 31, 1994) of change in method of
 accounting for income taxes                    0           0       8,355
Net income (loss)                          43,263    (435,768)   (163,884)
Earnings retained in business:
Beginning of year                       8,705,240   9,141,008   9,304,892
End of year                             8,748,503   8,705,240   9,141,008
Per weighted average combined share:
Income(loss)before cumulative effect
of change in accounting method               0.02        (.21)       (.08)
Net income (loss)                            0.02        (.21)       (.08)

The accompanying notes are an integral part of the combined financial statements.

COMBINED STATEMENTS OF CASH FLOW
for the years ended May 31, 1996,1995 & 1994
                                             1996        1995        1994
Cash Flows From Operating Activities
Net income (loss)					                     43,263    (435,768)   (163,884)
Adjustments to reconcile net income
 (loss) to net cash provided by operating
 activities:
Depreciation                      						2,132,581   2,255,928   2,303,977
Deferred income taxes                    (143,556)   (276,599)   (272,295)
Cumulative effect of accounting change          0           0      (8,355)
Write-off of project development costs    178,818           0     344,600
Deferred revenue                     			 (119,129)    174,363	     63,917
Gain on sale of land                            0     (58,575)          0
Changes in operating assets and
 liabilities:
Accounts receivable                      (132,331)    (29,976)    (14,781)
Refundable income taxes                    10,000      30,000      85,558
Prepaid expenses & other current assets  (318,527)    (89,123)   (195,217)
Accounts payable & accrued liabilities    251,340      89,985     (41,175)
Accrued income taxes                       59,098           0     (25,835)
Net cash provided by operating
 activities  						                     1,961,557   1,660,235   2,076,510
Cash Flows From (used in) Investing
Activities:
Marketable securities                    (293,558)          0           0
Collection of mortgage receivable          11,189       9,919      53,019
Other non-current assets                  (34,500)          0      (7,500)
Proceeds from sale of land                      0      62,262           0
Additions to properties                (1,225,983) (1,414,650) (1,611,406)
Cash(used in)investing activities      (1,542,882) (1,342,469) (1,565,887)
Cash Flows From (used in) Financing
Activities:
Borrowings under short-term financing     900,000   1,075,000     665,000
Payment of short-term financing          (900,000) (1,075,000)   (665,000)
Payment of long-term debt                (544,999)   (511,227)   (511,735)
Purchase of treasury stock                      0    (609,863)   (125,426)
Net cash provided by (used in)
 financing activities                    (544,999) (1,121,090)   (637,161)
Net increase (decrease) in cash
 & cash equivalents                      (126,324)   (803,324)   (126,538)
Cash & cash equivalents, beginning
 of year                                2,085,287   2,888,611   3,015,149
Cash & cash equivalents, end of year    1,958,963   2,085,287   2,888,611
Supplemental disclosures of cash flow
information:
Cash paid (received) during year for:
Interest                                  863,438     888,550     848,298
Income taxes                               25,091     (17,602)    145,029

	The accompanying notes are an integral part of the combined financial statements.

NOTES TO COMBINED FINANCIAL STATEMENTS
1.  Summary of Significant Accounting Policies:
BASIS OF COMBINATION:
	The combined financial statements include the accounts of Blue Ridge Real Estate Company (Blue Ridge) and its wholly-owned subsidiaries, North-east Land Company, Jack Frost Mountain Company, and BRRE Holdings, Inc.;
and Big Boulder Corporation (Big Boulder) and its wholly-owned subsidiar-ies, Lake Mountain Company and BBC Holdings, Inc. Under a Security Combination Agreement between Blue Ridge and Big Boulder and under the By-laws of both Companies, shares of the Companies are combined in unit certificates, each certificate representing concurrent ownership of the same number of shares of each company; shares of each company may be trans-ferred only together with an equal number of shares of the other company. All significant intercompany accounts and transactions are eliminated.

DISPOSITION OF LAND AND RESORT HOMES:
	The Companies recognize income on the disposition of real estate in accordance with the provisions of Statement of Financial Accounting
Standards No. 66, "Accounting for Sales of Real Estate" (SFAS 66). Down payments of less than 20% are accounted for as deposits as required by SFAS 66.
	The costs of developing land for resale as resort homes and the costs of constructing certain related amenities are allocated to the specific parcels to which the costs relate. Such costs, as well as the costs of construction of the resort homes, are charged to operations as sales occur. Land held for resale and resort homes under construction are stated at lower of cost or market.

PROPERTIES AND DEPRECIATION:
	Properties are stated at cost. Depreciation is provided principally using the straight-line method over the following years:
	    Land improvements                    10-30
     Buildings                             3-30
     Equipment and furnishings             3-20
	Ski facilities:
   		Land improvements                    10-30
		   Buildings                             5-30
		   Machinery and equipment               5-20
	Upon sale or retirement of depreciable property, the cost and related accumulated depreciation are removed from the related accounts, and resulting gains or losses are reflected in income.
	Interest, real estate taxes, and insurance costs, including those costs associated with holding unimproved land, are normally charged to expense as incurred. Interest cost incurred during construction of facilities is capitalized as part of the cost of such facilities.
	Maintenance and repairs are charged to expense, and major renewals and betterments are added to property accounts.
	In 1996, the Companies adopted Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Impairment losses are recog-nized in operating income as they are determined. The Companies periodically review their property and equipment to determine if its carrying cost will be recovered from future operating cash flows. In cases when the Companies do not expect to recover their carrying cost, the Companies recognize an impairment loss. No such losses have been recognized to date.
INVENTORIES:
	Inventories consist of food, beverage, and retail merchandise and are stated at cost which approximates market, with cost determined using the first-in, first-out method.
PENSIONS:
	The Companies are parties to a non-contributory defined benefit pension plan covering all permanent employees who meet certain require-ments as to age and length of employment. Pension benefits vest after five years of credited service and are based on the total earnings in the 60 consecutive months during the last ten years of employment in which earnings are highest. Plan assets consist primarily of U.S. Government Notes, common stocks and short-term investments.
	Pension expense is computed under the aggregate cost method which spreads past service costs over the average future service lives of covered employees. The Companies' policy is to fund pension contribu-tions in accordance with statutory requirements.
INVESTMENTS:
	The Companies have classified their marketable securities as held to maturity and have stated these securities at amortized cost. The investment represents Discount Commercial Paper.
DEFERRED REVENUE:
	Deferred revenues include revenues billed in advance for services and dues which are not yet earned.
INCOME TAXES:
	Effective June 1, 1993, the Companies adopted Statement of Finan-cial Accounting Standards No. 109, "Accounting for Income Taxes"
(SFAS 109) . The cumulative effect of the change in method of account-ing as of the beginning of the 1994 fiscal year has been reported in the combined statements of operations. SFAS 109 is based upon the asset and liability method of recognizing the tax consequence of transactions that have been recognized for financial reporting or income tax purposes. Among other things, the standard requires current recognition of the effect of changes in statutory tax rates on previously provided deferred taxes. Valuation allowances are estab-lished, when necessary, to reduce tax assets to the amount expected to be realized. Blue Ridge, including its subsidiaries, and Big Boulder, including its subsidiaries, report as separate entities for federal income tax purposes. State income taxes are reported on a separate company basis.
USE OF ESTIMATES AND ASSUMPTIONS:
	The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

FAIR VALUE:
	The Companies have estimated the fair value of their financial instruments at May 31, 1996, as required by Statement of Financial Accounting Standards No. 107. The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reasonable estimates of their fair values. The carrying values of variable and fixed rate debt are reasonable estimates of their fair values based on their discounted cash flows at discount rates currently available to the Companies for debt with similar terms and remaining maturities.

EARNINGS PER SHARE:
	Earnings per combined share are computed on the basis of the weighted average number of unit certificates outstanding during the year. Outstanding stock options had no dilutive effect on earnings per share.

STATEMENT OF CASH FLOWS:
	For purposes of reporting cash flows, the Companies consider cash equivalents to be all highly liquid investments with maturities of three months or less when acquired.

CONCENTRATION OF CREDIT RISK:
	Financial instruments which potentially subject the Companies to concentration of credit risk consist principally of temporary cash investments. The Companies temporary cash investments are held by financial institutions. The Companies have not experienced any losses related to these investments.

2.	SALE OF LAND
	The Companies had no land sales for Fiscal 1996 or Fiscal 1994. The Companies sold land in Fiscal 1995 for cash consideration of $62,262.

3.	CONDENSED FINANCIAL INFORMATION
	Condensed financial information of the constituent companies, Blue Ridge and its subsidiaries and Big Boulder and its subsidiaries, at May 31, 1996, 1995, and 1994 and for each of the years then ended, is as follows:

                                        Blue Ridge and Subsidiaries
                          		             1996         1995         1994
Financial position:
Current assets                      2,882,803    2,499,262    3,295,047
Total assets                       15,654,413   17,217,104   18,607,050
Current liabilities                 1,427,707    2,679,640    2,919,877
Shareholders' equity                4,764,634    4,656,463    5,364,795
Operations:
Revenues                            9,407,238    8,082,007    8,353,991
Income(loss)before income taxes        20,797     (430,741)    (432,839)
Provision(credit)for income taxes     (87,373)    (176,487)    (154,802)
Net income (loss)                     108,170     (254,254)    (269,682)
                                  Page 7

      			                     		         Big Boulder and Subsidiaries
                                         1996         1995         1994
Financial position:
Current assets                    	   604,993    1,541,450    1,751,690
Total assets                        7,555,277    7,570,807    8,044,772
Current liabilities                   821,212      537,532      647,028
Shareholders' equity                4,848,828    4,913,736    5,251,035
Operations:
Revenues                            5,901,748    4,162,483    5,069,919
Income(loss)before income taxes       (62,359)    (277,816)     149,421
Provision(credit)for income taxes       2,548      (96,302)      43,623
Net income (loss)                     (64,907)    (181,514)     105,798

4.	SHORT-TERM FINANCING:
	At May 31, 1996, Blue Ridge had an unused line of credit aggrega-ting $2,000,000 available for short-term financing, expiring November 2, 1996, which management expects to be renewed. The line of credit bears interest at the bank's prime rate.

5.	LONG-TERM DEBT:
Long-term debt as of May 31, 1996 and 1995 consists of the following:

                                                      1996         1995
Mortgage note payable to insurance company,
 interest fixed at 9% payable in monthly
 installments of $47,834 including interest to
 August 1998 with the remaining balance due
 September 1998                                   5,436,135   5,516,900
Mortgage note payable to bank, interest at
 80% of the bank's prime rate (6.6% at May 31,
 1996) payable in monthly installments of
 $14,517 through Fiscal 2005                      2,684,778   2,944,276
Mortgage note payable to bank, interest at
 80% of the bank's prime rate (6.6% at May 31,
 1996) payable in monthly installments of
 $11,951 through December 1996                       95,600     239,017
Mortgage note payable to insurance company,
 interest fixed at 10.5% payable in monthly
 installments of $19,132 including interest
 through Fiscal 2014                             1,477,654    1,505,120
Mortgage note payable to bank, interest at
 85% of the bank's prime rate (7.65% at May
 31, 1996), payable in monthly installments
 of $6,771 through November 1995                         0       33,853
                                                 9,694,167   10,239,166
Less current installments                          504,681      661,141
                                                 9,189,486    9,578,025
Properties at net book value, which have been pledged as collateral for long-term debt, include the following at May 31, 1996:
Investment properties leased to others           7,525,405
Ski facilities                                  23,370,299

The aggregate amount of long-term debt maturing in each of the years ending subsequent to May 31, 1996, is as follows: 1997-$504,681;
 1998-$5,671,891; 1999-$327,829; 2000-$331,969; and 2001-$336,568

6.	INCOME TAXES
	The provision (credit) for income taxes is as follows:

                                         1996         1995         1994
Currently payable:
Federal                                58,731        3,810      144,712
State                                       0            0       16,404
                                       58,731        3,810      161,116
Deferred
Federal                              (142,441)    (229,616)    (226,436)
State                                  (1,115)     (46,983)     (45,859)
                           						 	  (143,556)    (276,599)    (272,295)
                                      (84,825)    (272,789)    (111,179)

A reconciliation between the amount computed using the statutory federal income tax rate and the provision (credit) for income taxes is as follows:

                                         1996         1995         1994
Computed at statutory rate            (14,131)    (240,911)     (96,362)
State income taxes, net of federal
 income tax                            (7,153)     (21,156)     (19,440)
Change in state tax rate                6,417      (19,162)           0
Other                                  (7,124)       8,440        4,623
Change in valuation allowance         (62,834)           0            0
Provision(credit)for income taxes     (84,825)    (272,789)    (111,179)

As discussed in Note 1, the Companies changed the method of accounting for income taxes effective June 1, 1993. The components of the deferred tax assets and liabilities under the new accounting method as of May 31, 1996 and 1995 are as follows:

                                        										    1996         1995
Gross deferred tax asset:
Accrued expenses                                   134,710      123,753
Net operating loss and AMT credit carryforward     902,613    1,126,677
Contribution carryforward                          168,647      457,918
                                                 1,205,970    1,708,348
Less valuation allowance                          (405,348)    (931,463)
                                                   800,622      776,885
Gross deferred tax liability:
Depreciation                                     2,957,496    2,787,963
Deferred gains                                         949      266,569
Other                                                    0       23,729
                                                 2,958,445    3,078,261
Net deferred tax liability                       2,157,823    2,301,376

At May 31, 1996, the Companies have contribution and Federal net operating loss carryforwards available to reduce future taxable income, if any, of $496,021 and $750,187, respectively. The Companies also have $410,482 of Alternative Minimum Tax (AMT) credit carryforward available to reduce future federal income tax liabilities. The contribution and Federal net operating loss carryforwards expire between Fiscal 1997 and 2001 and between Fiscal 2009 and 2010, respectively; the AMT credit has no expiration date. For state income tax purposes, the Companies have available state net operating loss carryforwards of $358,976 which expire in Fiscal 1997 and 1998. The valuation allowance decreased by $526, 115 during

Fiscal 1996, due to the expiration of charitable contribution carryforwards and the utilization/expiration of state net operating losses.

7.	PENSION PLAN
	Pension expense for 1996, 1995 and 1994 includes the following components:

                            							        1996        1995        1994
Service costs, benefits earned during
 the period                             148,042     117,509     166,100
Interest cost on projected benefit
 obligation                             161,992     141,608     135,756
Actual return on plan assets           (377,221)   (188,902)    (31,571)
Net amortization and deferral           231,468      50,079    (103,365)
 Pension expense                        164,281     120,294     166,920

Net amortization and deferral consists of the deferral of differences between actual and estimated return on assets and amortization of the net unrecognized transition obligation on a straight-line basis over 26 years.
The funded status of the pension plan and the amounts recognized in the Companies' combined balance sheets at May 31, 1996 were as follows:

                                                         1996       1995
Actuarial present value of benefit obligations:
Accumulated benefit obligation (including vested
 benefits of $1,545,200 and $1,369,800,
 respectively)                                     (1,606,000 (1,428,000)
Effect of future increase in compensation           (615,300)   (523,600)
Projected benefit obligation                      (2,221,300) (1,951,600)
Plan assets at fair value                          2,491,554   2,125,835
Plan assets in excess of benefit
 obligation                                          270,254     174,235
Unrecognized net gain (loss)                        (391,414)   (277,561)
Unrecognized net transition obligation               144,159     152,639
Unrecognized prior service costs                      12,223      12,834
Prepaid pension expense                               35,222      62,147

Significant assumptions used in determining the actuarial present value of the projected benefit obligations and pension expense are as follows:

                                                  1996     1995     1994
Discount rate                                    7.50%    7.50%    6.25%
Rate of compensation increase                    5.00%    5.00%    5.00%
Expected long-term rate of return                7.25%    7.50%    7.50%

8.	PROPERTIES
Properties consist of the following at May 31, 1996 and 1995:

                                                 1996              1995
Land, principally unimproved                1,867,766         2,046,582
Land improvements                           6,725,314         6,574,018
Corporate buildings                           434,512           434,512
Buildings leased to others                  7,850,266         7,820,598
                                    Page 10


Ski facilities:
Land                                            4,552             4,552
Land improvements                           4,244,068         3,948,118
Buildings                                   7,041,699         6,852,806
Machinery & equipment                      18,452,243        17,928,747
Equipment & furnishings                     1,027,326         1,002,075
                                           47,647,746        46,612,008
Less accumulated depreciation              27,999,628        25,878,476
                                           19,648,118        20,733,532

Buildings leased to others include land of $1,056,700 at May 31, 1996 and 1995. Development costs relating to real estate projects of $178,816 were written off during Fiscal 1996, which was included in the land balance at May 31, 1995.

9.   LEASES
	The Companies are lessors under various operating lease agreements for the rental of land, land improvements and investment properties leased to others. Rents are reported as income over the terms of the leases as they are earned. A shopping center is leased to various tenants for renewable terms averaging 4.01 years with options for renewal. A store has been net leased until January 2014. Information concerning rental properties and minimum future rentals under current leases (excluding renewal options) as of May 31, 1996, is as follows:

                                    Properties Subject To Lease
                                                         Accumulated
                                         Cost           Depreciation
Investment properties leased to
   others                              7,850,266          2,524,553
Land and land improvements             5,394,621            372,594
Minimum future rentals:
 Fiscal years ending May 31:    1997   1,365,988
                                1998   1,256,975
                                1999   1,047,360
                                2000     862,729
                                2001     673,181
                          Thereafter   7,144,066*
                                      12,350,299

*Includes $1,554,000 under a land lease expiring in 2072 and $2,597,130 under a net lease for a store expiring in 2014. There were no contingent rentals included in income for Fiscal 1996 and 1995. Fiscal 1994 had contingent rentals of $1,495.

10.	QUARTERLY FINANCIAL INFORMATION (Unaudited)

The results of operations for each of the quarters in the last two fiscal years are presented below:

                                   Income(loss)             Per Weighted
                                      from         Net      Avg.Combined
Quarter                  Revenues   Operations Income(Loss)     Share
         1996
	        	1st           1,490,288    168,625     (17,594)      (0.01)
          2nd             975,344   (129,757)   (200,669)      (0.10)
          3rd          10,091,533    955,306     463,208        0.23
          4th           2,751,821   (257,534)   (201,682)      (0.10)
                       15,308,986    736,640      43,263       (0.02)
         1995
          1st           1,282,030     83,530     (69,590)      (0.03)
          2nd             963,985   (127,702)   (206,318)      (0.10)
          3rd           7,868,844    393,032     112,876        0.06
          4th           2,129,631   (256,305)   (272,736)      (0.14)
                       12,244,490     92,555    (435,768)      (0.21)

	The quarterly results of operations for 1996 and 1995, reflect the cyclical nature of the Companies' business since (1) the Companies two ski facilities operate principally during the months of December through
March and (2) land dispositions occur sporadically and do not follow any pattern during the fiscal year.  Costs and expenses, net of revenues received in advance attributable to the ski facilities for the months of
June through November, are deferred and recognized as revenue and opera-
ting expenses, ratably, over the operating period.
	The Fiscal 1996 fourth quarter includes the write-off of $178,816 of real estate development costs ($60,797 after tax) relating  to the preliminary phase of real estate projects.  The fourth quarter of 1996 includes approximately $63,000 from the partial utilization of state net operating losses which had been subject to a valuation allowance in the prior year.

11.  INDUSTRY SEGMENT INFORMATION:
	The Companies and the subsidiaries operate in two industry segments consisting of the following:
SKI OPERATIONS:
	Two ski areas located in the Pocono Mountains of Northeastern
Pennsylvania.
REAL ESTATE MANAGEMENT OPERATIONS:
	Investment properties leased to others located in Eastern Pennsyl-vania and South Carolina, fees from managing investor-owned properties, principally resort homes, recreational club activities and services to the trusts that operate resort communities, sales of land held for resale and investment purposes, and rental of land and land improvements.
	Income or loss for each segment represents total revenue less operating expenses. General and administrative expenses, other income, and interest expense are not specifically attributable to any one industry segment. Identifiable assets are those utilized in the operation of the respective segments; corporate assets consist principally of cash and non-revenue producing properties held for investment purposes.

                                                   Year Ended May 31
                                          1996        1995         1994
Revenues:
 Ski operations                      10,618,961   7,837,872   9,539,184
 Real estate management operations    4,690,025   4,406,618   3,884,726
                                     15,308,986  12,244,490  13,423,910
Income:
 Ski operations                         877,282     117,300   1,193,298
 Real estate management operations      800,359     947,401     278,051
                                      1,677,641   1,064,701   1,471,349
General & administrative expenses      (941,001)   (972,146)   (996,582)
Interest and other income                88,060      82,956     105,917
Interest expense                       (866,262)   (884,068)   (864,102)
Income(loss) before income taxes and
 cumulative effect of change in
 accounting method                      (41,562)   (708,557)   (283,418)

	In Fiscal 1996, 1995 and 1994, no one customer represented 10% or more of total revenues.

	Identifiable assets, net of accumulated depreciation at May 31, 1996, 1995 and 1994, and depreciation expense and capital expenditures for the years then ended by industry segment are as follows:

                                  Identifiable  Depreciation      Capital
                                        Assets       Expense  Expenditure
1996
Ski Operations                      9,186,757      1,451,159    1,066,507
Real Estate Management Operations  10,540,000        415,449      121,757
Other Corporate                     3,482,933        283,181      104,626
     Total                         23,209,690      2,149,789    1,292,890
1995
Ski Operations                      10,353,174     1,507,073    1,293,301
Real Estate Management Operations   10,315,950       333,597        8,789
Other Corporate                      2,994,547       415,258      112,560
     Total                          23,663,671     2,255,928    1,414,650
1994
Ski Operations                       9,719,420     1,537,592    1,197,144
Real Estate Management Operations   11,415,581       662,401      324,545
Other Corporate                      4,097,779       103,984       89,717
     Total                          25,232,780     2,303,977    1,611,406

12.  CONTINGENT LIABILITIES AND COMMITMENTS:
	The Companies are party to various legal proceedings incidental to their business. Certain claims, suits, and complaints arising in the ordinary course of business have been filed or are possible of assertion against the Companies. In the opinion of management, all such matters are without merit or are of such kind, or involve such amounts, that are not expected to have a material effect on the combined financial position or result of operations of the Companies.

At May 31, 1996, the Companies had an outstanding letter of credit of $75,000 which guarantees the ski facilities' aggregate liability insurance deductible.
	Blue Ridge has pledged approximately 20 acres of its leased land (cost $144,786) to serve as collateral, together with the lessee's land improvements, for the lessee's mortgage loan which amounts to approxi-mately $2,696,119 at May 31, 1996.

13.	STOCK OPTIONS AND CAPITAL STOCK:
	The Chairman of the Board of the Companies was granted an Option for 10,000 shares of the Companies' common stock in July 1993 at $6.75 per share, which expires in 10 years. The Option has not been exercised at May 31, 1996. The Option price was not less than the market value at the date of the grant.
	The Board of Directors has authorized the repurchase of up to 200,000 shares of the Companies' common stock in the open market from time to time. As of May 31, 1996, 194,134 shares had been purchased.
No shares were purchased in Fiscal 1996, and 96,600 and 20,113 shares were purchased in Fiscal 1995 and Fiscal 1994, respectively.


REPORT OF INDEPENDENT ACCOUNTANTS
To Shareholders of
Blue Ridge Real Estate Company
and Big Boulder Corporation

We have audited the accompanying combined balance sheets of Blue Ridge Real Estate Company and subsidiaries and Big Boulder Corporation and subsidiaries as of May 31, 1996 and 1995, and related combined state-ments of operations and earnings retained in the business and cash flows for each of the three years in the period ended May 31, 1996. These financial statements are the responsibility of the Companies' manage-ment. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial posi-tion of Blue Ridge Real Estate Company and subsidiaries and Big Boulder Corporation and subsidiaries as of May 31, 1996 and 1995, and the com-bined results of their operations and their cash flows for each of the three years in the period ended May 31, 1996 in conformity with generally accepted accounting principles.

	As discussed in Note 1 to the combined financial statements, the Companies changed their method of accounting for income taxes effec-tive June 1, 1993.

COOPERS & LYBRAND L.L.P.
2400 Eleven Penn Center
Philadelphia, Pennsylvania
July 26, 1996

PRICE RANGE OF COMMON SHARES AND DIVIDEND INFORMATION
	Prior to May 4, 1993, Blue Ridge Real Estate Company and Big Boulder Corporation common shares were listed and traded as unit certificates on the Over-the-Counter market and were quoted on the NASDAQ National Market System (Symbol: BLRGZ). Effective May 4, 1993, the Companies decided to discontinue their listing with NASDAQ. Subsequent to May 4, 1993, the Companies are aware of limited trades in their common stock; however, Management does not believe such limited activity constitutes an established public trading market.

	The following sets forth the high asked and low price quotations as reported on the monthly statistical reports of the National
Association of Securities Dealers, Inc. for Fiscal Years 1996 and 1995. No dividends were paid on common stock in either Fiscal Year.

               FISCAL YEAR           HIGH           LOW
               1996                 ASKED           BID
	            		First Quarter        5.875          5.125
               Second Quarter       6.250          5.500
               Third Quarter        6.000          5.375
               Fourth Quarter       6.750          5.375

            			FISCAL YEAR           HIGH           LOW
               1995                 ASKED           BID
			            First Quarter        6.750          5.750
               Second Quarter       7.500          6.000
               Third Quarter        6.875          4.500
               Fourth Quarter       5.750          5.000

     The reported quotations represent prices between dealers, do not reflect retail mark-ups, mark-downs or commissions and do not neces-sarily represent actual transactions. The approximate number of holders of record of common stock on May 31, 1996 was 759.

BLUE RIDGE REAL ESTATE COMPANY AND SUBSIDIARIES
AND BIG BOULDER CORPORATION AND SUBSIDIARIES
COMBINED SUMMARY OF SELECTED FINANCIAL DATA

(CAPTION>
                                         1996         1995        1994
Revenues                           15,308,986   12,244,490   13,423,910
Net income(loss)                       43,263     (435,738)    (163,884)
Net income(loss)per combined share        .02         (.21)        (.08)
Cash dividends per combined share           0            0            0
Weighted average number of
 combined shares outstanding        2,004,014    2,029,630    2,109,246
Total assets                       23,209,690   23,663,671   25,232,780
Long-term debt                      9,694,167   10,239,166   10,750,393
Shareholders' equity                9,613,462    9,570,199   10,615,830
                                  Page 15

	                                  				   								   1993          1992
Revenues                                       13,370,007    13,671,296
Net income(loss)                                  130,214       180,449
Net income(loss)per combined share                    .06           .08
Cash dividends per combined share                       0             0
Weighted average number of
 combined shares outstanding                    2,144,442     2,162,308
Total assets                                   26,190,005    26,036,984
Long-term debt                                 11,262,128    10,093,341
Shareholders' equity                           10,905,140    10,915,571

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATION
Results of Operations
FISCAL 1996 VERSUS FISCAL 1995
	For Fiscal Year ended May 31, 1996, the Companies reported net income of $43,263 or $.02 per combined share as compared with a net loss of $435,768 or $(.21) per combined share for Fiscal 1995.
	Combined revenue of $15,308,986 represents an increase of $3,064,496 or 25% when compared to Fiscal 1995. Ski Operations increased $2,781,089 or 35%, and Real Estate Management Operations increased $283,407 or 6% when compared to Fiscal 1995.
	The Ski Operations had approximately 267,000 skiers visit our slopes compared to 220,000 skier visits last season. The increase of 47,000 skier visits represents a 21% increase. Revenue per skier was $40 compared to $36 last season for an increase of $4.00 or 11%.
Tubing operations had approximately 64,000 tuber visits compared to 18,500 tuber visits last season. The increase of 45,500 tuber visits represents a 246% increase. Revenue per tuber was $9.63 compared to $9.99 last season for a decrease of $.36 or 3%. The ski areas operated for a combined total of 212 days compared to 167 days last season. The food and beverage operation at the ski area contributed revenue of $6.75 per skier visit. The retail shop operation at the ski area contributed revenue of $2.16 per skier visit compared to $.32 the previous season with a concessionaire.
	The Real Estate Management Operations increase is attributed to fewer vacancies in investment properties, festival revenues, leasing commissions in resort communities, fees for services provided to the Trust of the resort communities, and fishing and hunting leases. The increases were offset by a decrease in commissions for resale of homes in our resort communities. Disposition of properties occur sporadically and do not follow any pattern during the fiscal year.
No major land sales occurred in Fiscal 1996 or Fiscal 1995.
	Operating costs associated with Ski Operations increased by $2,021,107 when compared to Fiscal 1995. This increase is attributed to more operating days, advertising costs, and associated personnel costs.
	Operating costs associated with Real Estate Management Operations increased by $430,449 when compared to Fiscal 1995. This increase is attributed to the write-off of $178,816 of costs, prior year's real estate development projects, advertising costs, and associated personnel costs. General and Administrative expenses decreased by $31,145 when compared to Fiscal 1995. The decrease is attributed to a reduction in supplies and services. Cost of properties disposed is directly related to land sold.
	Interest and Other Income increased by $5,104 compared to Fiscal
1995. This increase is attributed to interest earned from interest-bearing deposits.
	Interest expense decreased by $17,806 compared to Fiscal 1995.
This decrease is attributed to reduction of debt obligation.
	The effective Tax Rate credit for Fiscal 1996 of 34% versus the Tax Rate credit of 38% for Fiscal 1995, was reduced by approximately
$63,000 from the partial utilization of State net operating losses, which had been subject to valuation allowance in prior years.
                                  Page 16

FISCAL 1995 VERSUS FISCAL 1994
	For Fiscal Year ended May 31, 1995, the Companies reported a net loss of $435,768 or $(.21) per combined share as compared with a net loss of $163,884 or $(.08) per combined share for Fiscal 1994.
	Combined revenue of $12,244,490 represents a decrease of $1,179,420 or 9% when compared to Fiscal 1994.  Real Estate Management Operations increased $521,892 or 13% when compared to Fiscal 1994. Ski Operations decreased $1,701,312 or 18% when compared to Fiscal 1994.
	The Ski Operations had approximately 220,000 skiers visit our slopes  compared to 270,000 skier visits last season.  The decrease of 50,000 skier visits represents a 19% decrease.  Revenue per skier was
$36 compared to $35 last season for an increase of $1.00 or 3%.  The ski areas operated for a combined total of 167 days compared to 200 days last season.  The food and beverage operation at the ski areas contributed revenue of $6.82 per skier visit.
	The Real Estate Management Operations revenue increase is attri-
buted to fees for services provided to the Trust of the resort communi-
ties, fewer vacancies in investment properties, more campsites rented, increased festival revenue, commissions for resales of homes in our resort communities, fishing and hunting leases, and leasing commissions in resort communities.  Disposition of properties occur sporadically and do not follow any pattern during the fiscal year.  No major land sales occurred in Fiscal 1995 or Fiscal 1994.
	Operating costs associated with Ski Operations decreased by $625,314 when compared to Fiscal 1994. This decrease is attributed to personnel, advertising costs, and less operating days.
	Operating costs associated with Real Estate Management Operations decreased by $147,458 when compared to Fiscal 1994.  This decrease is
attributed to cost related to Real Estate Development projects.  General and Administrative expenses decreased by $24,436 because of personnel and related benefits.  Cost of properties disposed increased due to the sale of property this fiscal year.
	Interest and Other Income decreased by $22,961 compared to Fiscal
1994.  This decrease was due to the disposition of certain assets in
Fiscal 1994.
	Interest expense increased by $19,966 compared to Fiscal 1994.  This increase is attributed to higher interest rates.
	The effective Tax Rate for Fiscal 1995 is a credit of 38% versus a credit of 39% for Fiscal 1994.
                                 Page 17

LIQUIDITY AND CAPITAL RESOURCES
	The Combined Statement of Cash flows reflects net cash provided by operating activities of $1,961,557, $1,660,235,and $2,076,510 in
Fiscal 1996, 1995 and 1994, respectively.
	No major capital investments were made in Fiscal 1996. The additions to building and equipment at both ski areas were general in nature.
	During Fiscal 1996, the Companies borrowed against their $2,000,000 line of credit for a period of one month in varying amounts with a maximum of $900,000.
	During Fiscal 1995, the Companies borrowed against their $2,000,000 line of credit for a period of one month in varying amounts with a maximum of $1,075,000.
	The Companies have a combined working capital of $1,238,877 at May
31, 1996, versus $789,356 at May 31, 1995.

MOVING FORWARD
	Capital expenditures for Fiscal 1997 include expansion of our tubing hill at Jack Frost Mountain and doubling the size of our tubing facility at Big Boulder Ski Area. We also plan to add additional CFM of air to our snowmaking system at Jack Frost Mountain. The Companies plan to finance the air expansion through a bank and fund the tubing facilities expansion with internal funds.
	The Companies continue to develop activities to generate profit during the non-ski season with increased festivals and the introduc-tion in Fiscal 1997 of in-line skate and board park.

CHANGE IN FISCAL ACCOUNTING PERIOD:
	At the July 24, 1996 Board of Directors meetings, a change in the fiscal year end was approved from May 31 to March 31. This change will be effective for each of the Companies 1997 Fiscal Year. The purpose is to have the fiscal reporting period coincide with the operating periods of the profit centers initiated over the last several years.

	BOARD OF DIRECTORS
	Kieran E. Burke
		Chairman, Chief Executive Officer and Director
		Premier Parks, Inc.
	Milton Cooper
		Chairman, Kimco Realty Corporation;
		Director, Getty Petroleum Corp.;
		Director, Kimco Realty Corporation
	Michael J. Flynn
		Chairman of the Board of the Companies;
		Vice Chairman and Director, Kimco Realty Corporation
 Allen J. Model
		Private Investor, Model Entities
	J. Anthony V. Townsend
		Managing Director, Finsbury Asset Management Ltd;
		Director, Rea Brothers Group, Plc.
	Wolfgang Traber
		Chairman of the Board, Hanseatic Corporation & Co.-N.Y.
The above Directors serve both Companies.
                                 Page 18

OFFICERS
	Michael J. Flynn
		Chairman of the Board
	Gary A. Smith
		President
	Melanie A. Murphy
		Vice President of Operations
	Lois K. McCurdy
		Secretary
	Alisa J. O'Brien
		Assistant Secretary
	Russell S. Mollath
		Controller
The above Officers serve both Companies.

TRANSFER AGENT
	Summit Bank, Hackensack, New Jersey

INDEPENDENT ACCOUNTANTS
	Coopers & Lybrand L.L.P., Philadelphia, Pennsylvania

NOTICE OF ANNUAL MEETINGS
The Annual Meetings of Shareholders of Blue Ridge Real Estate Company and Big Boulder Corporation will be held simultaneously at the Summit
Lodge at Jack Frost Mountain, Kidder Township, Carbon County, Pennsyl-vania on Monday, October 7, 1996 at 11:00 am local time.

FORM 10-K AVAILABLE
The Companies will furnish to any shareholder, without charge, a copy of their Fiscal Year 1996 Annual Report as filed with the Securities and Exchange Commission on Form 10-K. Written requests should be directed to the attention of the Secretary, Blue Ridge Real Estate
Company, P. O. Box 707, Blakeslee,  PA  18610-0707

CORPORATE PROPERTIES
Resorts in the Pocono Mountains
	Big Boulder Ski Area
	Jack Frost Mountain
	Fern Ridge Campground
Investment Properties
	Dreshertown Plaza Shopping Center
		Dresher, Montgomery County, Pennsylvania
	Wal-Mart Store, Laurens, South Carolina
	Blue Heron Grille, Lake Harmony, Pennsylvania
Land Holdings
	Blue Ridge
		18,852 acres of land, held for investment
	Big Boulder
		929 acres of land, held for investment
	Northeast Land Company
		103 acres of land
Recreational Areas
	"The Stretch" on the Tunkhannock
	Porter Run Hunting Preserve
	Splatter (Paintball game)
	Wheels, In-Line Skate and Board Park
                                  Page 20
