Form 10-K, Exhibit 13
period 1997-03-31
BLUE RIDGE REAL ESTATE CO; BIG BOULDER CORP/PA
filed 1997-06-30
CIK 12779, 277666

BLUE RIDGE REAL ESTATE COMPANY
BIG BOULDER CORPORATION
ANNUAL REPORT 1997
To Our Shareholders:

   To better reflect business cycles between our ski and non-ski seasons, the companies changed the Fiscal year end to March 31.

   Net income for the ten months ended March 31, 1997 was $486,806 or $.24 per combined share compared to net income of $43,263 or $.02 per combined share for the twelve months ended May 31, 1996.

   We took advantage of cold temperatures in early November to open tubing at Jack Frost Mountain on November 16, 1996 and Big Boulder for skiing on November 29, 1996. These dates represent our earliest opening for the ski season. This was made possible because of our investment in an additional 10,000 CFM of air at Jack Frost Mountain.

   The ski areas experienced a profitable winter season with 374,000 visitors. Skier's and Snowboarders' combined visits totaled 277,000, while Snow Tubers added another 97,000. Tubing, introduced to East Coast ski area by Jack Frost Mountain in December 1994, has become very popular as a winter recreation activity. We have expanded our tubing facilities each of the last three years and in view of the success achieved to date, our capital plans this year include additional expansion.
   Snowboarding continues to grow in popularity representing almost 24% of our skier visits. To accommodate and indeed encourage these customers, our ski areas have built halfpipes, snowparks, obstacle courses and hosts snowboard competition on a weekly basis. We will both continue and expand our efforts to grow this market.
   Big Boulder celebrated its 50th year of operation this past season with torchlight parades, fireworks displays and entertainment every Saturday night representing five decades of music styles. This celebration coupled with the introduction of the family tube resulted in a successful season for Boulder.
   The Ski Areas have diversified into winter recreation resorts with tubing, snowboarding, snowmobiling and townhouse rentals.
   The introduction of summertime activities over the last five years has proven successful:
   We currently host seven Festivals from Memorial Day through Columbus Day weekend with attendance ranging from 4,000 to 10,000 per festival.
   Splatter, our paintball game, continues to grow and is now operated on a year-round basis.
   New activities available to our summer visitors include and In-Line Skate Park and an A.T.V. (All Terrain Vehicle) Park.
   Fern Ridge Campground, in its third year of operation under company manage-ment, has expanded to 205 sites, including wilderness cabins.
   Our Summer Festivals and Splatter have complemented the occupancy of this facility.

   Realizing our Companies' major potential lies in the future development opportunities of its large land holdings, we continue to explore possible real estate ventures and periodically test the market in order to be prepared to move forward should an upturn occur. The Companies have municipal approval for some 800 homesites adjacent to our Ski Areas and permits in place to construct a golf course at Jack Frost Mountain.

   Your Companies have an excellent record in the ski industry and have made marked progress toward our goal of generating revenues and profits during the non-ski season.  I would like to thank our employees for their innovativeness and hard work, which have contributed to the positive image and profitability of the Companies.
									Gary A. Smith
									President
Blakeslee, Pennsylvania
June 16, 1997

COMBINED BALANCE SHEETS
March 31, 1997 and May 31, 1996
ASSETS                                                1997           1996

Current Assets:
Cash and cash equivalents (including interest-
bearing deposits of $2,084,101 in 1997 and
$1,770,546 in 1996)                                $2,084,101  $1,958,963
Marketable securities                                 303,096     293,588
Current installments of mortgage notes receivable           0      10,670
Accounts receivable                                   430,628     334,397
Refundable income taxes                                23,146           0
Inventories                                           249,590     123,257
Prepaid expenses and other current assets             623,561     766,921
 Total current assets                               3,714,122   3,487,796
Mortgage notes receivable less current
installments                                                0       2,479
Other non-current assets                               36,797      71,297
Properties:
Land, principally unimproved (19,884 acres
 per land ledger)                                   1,867,766   1,867,766
 Land improvements, buildings and equipment        47,146,625  45,779,980
                                                   49,014,391  47,647,746
Less accumulated depreciation & amortization       28,962,573  27,999,628
                                                   20,051,818  19,648,118
                                                  $23,802,737 $23,209,690

LIABILITIES AND SHAREHOLDERS' EQUITY                    1997         1996
Current liabilities:
Current installments of long-term debt            $   532,513  $  504,681
Accounts and other payables                           430,814     503,063
Accrued claims                                        158,905     204,147
Accrued income taxes                                  138,566      59,098
Accrued liabilities                                   801,849     684,835
Deferred revenue                                      192,556     293,095
 Total current liabilities                          2,255,203   2,248,919
Long-term debt, less current installments           9,245,918   9,189,486
Deferred income taxes                               2,201,348   2,157,823
Commitments and contingencies
Combined shareholders' equity:
Capital stock, without par value, stated value $.30
per combined share, Blue Ridge and Big Boulder each
authorized 3,000,000 shares, each issued 2,198,148
shares                                                659,444     659,444
Capital in excess of stated value                   1,461,748   1,461,748
Earnings retained in the business                   9,235,309   8,748,503
                                                   11,356,501  10,869,695
Less cost of 194,134 shares of
capital stock in treasury                           1,256,233   1,256,233
                                                   10,100,268   9,613,462
                                                  $23,802,737 $23,209,690

The accompanying notes are an integral part of the combined financial statements.

COMBINED STATEMENTS OF OPERATIONS AND
EARNINGS RETAINED IN THE BUSINESS

For the 10 months ended March 31, 1997
& the years ended May 31,1996 & 1995
					                    1997        1996        1995

Revenues:
	Ski operations                   $11,251,882  10,618,961   7,837,872
	Real estate management             3,367,627   2,928,213   2,757,217
	Rental income                      1,418,491   1,761,812   1,587,139
	Disposition of properties                  0           0      62,262
	                                  16,038,000  15,308,986  12,244,490
Costs and expenses:
	Ski operations                     9,778,443   9,741,679   7,720,572
	Real estate management             3,164,328   3,062,437   2,656,771
	Rental income                        768,565     827,229     798,759
	Disposition of properties                  0           0       3,687
	General and administrative           893,485     941,001     972,146
	                                  14,604,821  14,572,346  12,151,935
	Income from operations             1,433,179     736,640      92,555

Other income (expense):
	Interest and other income             57,067      88,060      82,956
	Interest expense                    (748,531)   (866,262)   (884,068)
	                                    (691,464)   (778,202)   (801,112)

	Income (loss)before income taxes     741,715     (41,562)   (708,557)

Provision(credit)for income taxes:
Current                               234,528      58,731       3,810
Deferred                               20,381    (143,556)   (276,599)
                                      254,909     (84,825)   (272,789)

Net income (loss)                     486,806      43,263    (435,768)

Earnings retained in business:
	Beginning of year                  8,748,503   8,705,240   9,141,008
	End of year                       $9,235,309  $8,748,503  $8,705,240


Per weighted average combined share:
	Net income (loss)                      $0.24       $0.02      $(0.21)

The accompanying notes are an integral part of the combined financial statements.


COMBINED STATEMENTS OF CASH FLOWS
for the 10 months ended March 31, 1997
and the years ended May 31,1996 and 1995

                                             1997        1996        1995
Cash Flows From Operating Activities
Net income (loss)                      $  486,806     $43,263   $(435,768)
Adjustments to reconcile net income
(loss) to net cash provided by
operating activities:
Depreciation                            1,928,651   2,132,581   2,255,928
Deferred income taxes                      20,381    (143,556)   (276,599)
Write-off of project development costs          0     178,818           0
 Deferred revenue                        (100,539)   (119,129)    174,363
Gain on sale of land                            0           0     (58,575)
Changes in operating assets and
 liabilities:
Accounts receivable                       (85,561)   (132,331)    (29,976)
 Refundable income taxes                  (23,146)     10,000      30,000
Prepaid expenses & other current assets    17,027    (318,527)    (89,123)
Accounts payable & accrued liabilities       (477)    251,340      89,985
Accrued income taxes                       79,468      59,098           0
Net cash provided by operating
 activities                             2,322,610   1,961,557   1,660,235
Cash Flows From (used in) Investing
Activities:
Marketable securities                      (9,508)   (293,588)          0
Collection of mortgage receivable           2,479      11,189       9,919
Other non-current assets                   34,500     (34,500)          0
Proceeds from disposition of assets         4,200           0      62,262
Additions to properties                (2,313,407) (1,225,983) (1,414,650)
Cash(used in)investing activities      (2,281,736) (1,542,882) (1,342,469)
Cash Flows From (used in) Financing
Activities:
Additions to long-term debt               649,985           0           0
Borrowings under short-term financing   1,500,000     900,000   1,075,000
Payment of short-term financing         1,500,000    (900,000  (1,075,000)
Payment of long-term debt                (565,721)   (544,999)   (511,227)
Purchase of treasury stock                      0           0    (609,863)
Net cash provided by (used in)
 financing activities                      84,264    (544,999) (1,121,090)
Net increase (decrease) in cash
 & cash equivalents                       125,138    (126,324)   (803,324)
Cash & cash equivalents, beginning
 of year                                1,958,963   2,085,287   2,888,611
Cash & cash equivalents, end of year   $2,084,101  $1,958,963  $2,085,287
Supplemental disclosures of cash flow
information:
Cash paid (received) during year for:
Interest                                 $726,430    $863,438    $888,550
Income taxes                             $207,300     $25,091    $(17,602)

The accompanying notes are an integral part of the combined financial statements.

NOTES TO COMBINED FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies:
BASIS OF COMBINATION:
     The combined financial statements include the accounts of Blue Ridge Real Estate Company (Blue Ridge) and its wholly-owned subsidiaries, North-east Land Company, Jack Frost Mountain Company, and BRRE Holdings, Inc.;
and Big Boulder Corporation (Big Boulder) and its wholly-owned subsidiar-ies, Lake Mountain Company and BBC Holdings, Inc. Under a Security Combination Agreement between Blue Ridge and Big Boulder and under the By-laws of both Companies, shares of the Companies are combined in unit certifi-cates, each certificate representing concurrent ownership of the same number of shares of each company; shares of each company may be trans-ferred only together with an equal number of shares of the other company.
All significant intercompany accounts and transactions are eliminated. DISPOSITION OF LAND AND RESORT HOMES:
     The Companies recognize income on the disposition of real estate in accordance with the provisions of Statement of Financial Accounting
Standards No. 66, "Accounting for Sales of Real Estate" (SFAS 66). Down payments of less than 20% are accounted for as deposits as required by SFAS 66.
     The costs of developing land for resale as resort homes and the costs of constructing certain related amenities are allocated to the specific parcels to which the costs relate. Such costs, as well as the costs of construction of the resort homes, are charged to operations as sales occur. Land held for resale and resort homes under construction are stated at lower of cost or market.

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
      Upon sale or retirement of depreciable property, the cost and related accumulated depreciation are removed from the related accounts, and resulting gains or losses are reflected in income.
      Interest, real estate taxes, and insurance costs, including those costs associated with holding unimproved land, are normally charged to expense as incurred. Interest cost incurred during construction of facilities is capitalized as part of the cost of such facilities.
      Maintenance and repairs are charged to expense, and major renewals and betterments are added to property accounts.
      In 1996, the Companies adopted Financial Accounting Standards No. 121, (Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.( Impairment losses are recog-nized in operating income as they are determined. The Companies periodically review their property and equipment to determine if its carrying cost will be recovered from future operating cash flows.
In cases when the Companies do not expect to recover their carrying cost, the Companies recognize an impairment loss. No such losses have been recognized to date.
INVENTORIES:
      Inventories consist of food, beverage, and retail merchandise and are stated at cost which approximates market, with cost determined using the first-in, first-out method.

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

INCOME TAXES:
      The Companies account for income taxes utilizing the asset and liability method of recognizing the tax consequence of transactions that have been recognized for financial reporting or income tax purposes. Among other things, the standard requires current recognition of the effect of changes in statutory tax rates on previously provided deferred taxes. Valuation allowances are estab-lished, when necessary, to reduce tax assets to the amount expected to be realized. Blue Ridge, including its subsidiaries, and Big Boulder, including its subsidiaries, report as separate entities for federal income tax purposes. State income taxes are reported on a separate company basis.

USE OF ESTIMATES AND ASSUMPTIONS:
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
FAIR VALUE:
      The Companies have estimated the fair value of their financial instruments at March 31, 1997 as follows: The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reasonable estimates of their fair values. The carrying values of variable and fixed rate debt are reasonable estimates of their fair values based on their discounted cash flows at discount rates currently available to the Companies for debt with similar terms and remaining maturities.
EARNINGS PER SHARE:
      In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ('SFAS') No. 128 "Earnings
Per Share". This Statement establishes standards for computing and present-ing earnings per share ("EPS") and applies to entities with publicly held common stock or potential common stock. This Statement is effective for financial statements issued for periods ending after December 15, 1997, earlier application is not permitted. This statement requires restatement of all prior-period EPS data presented. Adoption of SFAS No. 128 should not have a material impact on the Companies' financial statements.

STATEMENT OF CASH FLOWS:
      For purposes of reporting cash flows, the Companies consider cash equivalents to be all highly liquid investments with maturities of three months or less when acquired.

CONCENTRATION OF CREDIT RISK:
      Financial instruments which potentially subject the Companies to concentration of credit risk consist principally of temporary cash investments. The Companies' temporary cash investments are held by financial institutions. The Companies have not experienced any losses related to these investments.

2.  CHANGE IN FISCAL REPORTING PERIOD
      At the July 24, 1996 Board of Directors meetings, a change in the fiscal year-end was approved from May 31, to March 31. This change is effective for each of the Companies' 1997 Fiscal year. The purpose is to have the fiscal reporting period coincide with the operating periods of the Companies. The results of operations from the comparable 10 month period of the prior year are as follows:

                                                            (UNAUDITED)
                                            3/31/97            3/31/96

                  Revenues               16,038,000         14,341,324
                  Operating Income        1,433,179          1,034,527
                  Income Taxes              254,909            127,662
                  Net Income                486,806            247,814

3.  SALE OF LAND
      The Companies had no land sales for Fiscal 1997 or 1996.
The Companies sold land in Fiscal 1995 for cash consideration of $62,262.

4.  CONDENSED FINANCIAL INFORMATION
      Condensed financial information of the constituent companies, Blue Ridge and its subsidiaries and Big Boulder and its subsidiaries, at March 31, 1997, May 31, 1996, 1995, and for each of the periods then ended, is as follows:


                                          Blue Ridge and Subsidiaries
                                10 Mos. Ended  12 Mos.Ended  12 Mos. Ended
                                      3/31/97      5/31/96      5/31/95
Financial position:
Current assets                    $ 1,894,928   $2,882,803   $2,499,262
Total assets                       16,066,800   15,654,413   17,217,104
Current liabilities                 1,723,363    1,427,707    2,679,640
Shareholders' equity                4,796,387    4,764,634    4,656,463
Operations:
Revenues                            8,880,248    9,407,238    8,082,007
Income(loss)before income taxes        66,225       20,797     (430,741)
Provision(credit)for income taxes      34,472      (87,373)    (176,487)
Net income (loss)                      31,753      108,170     (254,254)

                                          Big Boulder and Subsidiaries
                               10 Mos. Ended  12 Mos. Ended  12 Mos. Ended
                                      3/31/97      5/31/96      5/31/95
Financial position:
Current assets                     $1,819,194     $604,993   $1,541,450
Total assets                        7,735,937    7,555,277    7,570,807
Current liabilities                   531,840      821,212      537,532
Shareholders' equity                5,303,881    4,848,828    4,913,736
Operations:
Revenues                            7,157,752    5,901,748    4,162,483
Income(loss)before income taxes       675,490      (62,359)    (277,816)
Provision(credit)for income taxes     220,437        2,548      (96,302)
Net income (loss)                     455,053      (64,907)    (181,514)

5.SHORT-TERM FINANCING:
   At March 31, 1997, Blue Ridge had an unused line of credit aggrega-ting $2,000,000 available for short-term financing, expiring November 1997, which management expects to be renewed. The line of credit bears interest at the bank's prime rate.

6. LONG-TERM DEBT:
Long-term debt as of March 31, 1997 and May 31, 1996 consists of the following:

                                                          1997         1996
Mortgage note payable to insurance company,
 interest fixed at 9% payable in monthly
 installments of $47,834 including interest
 through November 1997                               5,363,074   5,436,135
Mortgage note payable to bank, interest at
 80% of the bank's prime rate (6.6% at March 31,
 1997) payable in monthly installments of
 $24,187 through Fiscal 2005                         2,442,906   2,684,778

Mortgage note payable to bank, interest at
 80% of the bank's prime rate (6.6% at March  31,
 1997) payable in monthly installments of
 $11,951 through December 1996                               0     .95,600
Mortgage note payable to insurance company,
 interest fixed at 10.5% payable in monthly
 installments of $15,351 including interest
 through Fiscal 2014                                 1,452,466   1,477,654
Mortgage note payable to bank, interest at
7% fixed payable monthly with principle
reduction at $32,500 per month December to
March through 2001                                     519,985           0
                                                     9,778,431   9,694,167
Less current installments                              532,513     504,681
                                                     9,245,918   9,189,486

Properties at net book value, which have been pledged as collateral for long-term debt, include the following at March 31, 1997:
Investment properties leased to others                             7,596,278
Ski facilities                                                    23,862,208

The aggregate amount of long-term debt maturing in each of the years ending subsequent to March 31, 1997, is as follows:
 1998-$532,513; 1999-$536,179; 2000-$540,249; 2001-$544,753; 2002-$419,785

7.  INCOME TAXES
    The provision (credit) for income taxes is as follows:

                                         1997        1996         1995
Currently payable
Federal                              $234,528     $58,731       $3,810
State                                       0           0            0
                                      234,528      58,731        3,810
Deferred
Federal                                20,381    (142,441)    (229,616)
State                                       0      (1,115)     (46,983)
                                       20,381    (143,556)    (276,599)
                                     $254,909    $(84,825)   $(272,789)
A reconciliation between the amount computed using the statutory federal income tax rate and the provision (credit) for income taxes is as follows:
                                         1997         1996         1995
Computed at statutory rate           $253,060     $(14,131)   $(240,911)
State income taxes, net of federal
 income tax                                 0       (7,153)     (21,156)
Change in state tax rate                    0        6,417      (19,162)
Other                                   1,849       (7,124)       8,440
Change in valuation allowance               0       (62,834)          0
Provision(credit)for income taxes    $254,909      $(84,825)  $(272,789)

The components of the deferred tax assets and liabilities under the new accounting method as of March 31, 1997 and May 31, 1996 are as follows:

                                                      1997         1996
Gross deferred tax asset:
Accrued expenses                                  $75,979      $134,710
Net operating loss and AMT credit carryforward    627,181       902,613
Contribution carryforward                           1,316       168,647
                                                  704,476     1,205,970
Less valuation allowance                         (105,961)     (405,348)
                                                  598,515       800,622
Gross deferred tax liability:
Depreciation                                    2,799,863     2,957,496
Deferred gains                                          0           949
                                                2,799,863     2,958,445
Net deferred tax liability                     $2,201,348     2,157,823

At March 31, 1997, the Companies have $522,536 of Alternative Minimum Tax
(AMT) credit carryforward available to reduce future federal income taxes. The AMT credit has no expiration date. For state income tax purposes, the Companies have available state net operating loss carryforwards of $1,587,111 which expire in Fiscal 1998 and 1999. The valuation allowance decreased by $299,387 during Fiscal 1997, due to the expiration of charitable contribution carryforwards and the utilization/expiration of state net operating losses.

8.  PENSION PLAN
Pension expense for 1997, 1996 and 1995 includes the following components:

Service costs, benefits earned during
the period                                  $124,044   $148,042    $117,509
Interest cost on projected benefit
 obligation                                  137,314    161,992     141,608
Actual return on plan assets                (222,439)  (377,221)   (188,902)
Net amortization and deferral                 67,433    231,468      50,079
Pension expense                             $106,352    164,281     120,294

Net amortization and deferral consists of the deferral of differences between actual and estimated return on assets and amortization of the net unrecognized transition obligation on a straight-line basis over 26 years. The funded status of the pension plan and the amounts recognized in the Companies' combined balance sheets at March 31, 1997 were as follow:

                                                     1997         1996
Actuarial present value of benefit obligations:
Accumulated benefit obligation (including vested
 benefits of $1,571,300 and $1,545,200,
 respectively)                                 (1,638,000) $(1,606,000)
Effect of future increase in compensation        (624,900)    (615,300)
Projected benefit obligation                   (2,262,900)  (2,221,300)
Plan assets at fair value                       2,633,321    2,491,554
Plan assets in excess of benefit obligation       370,421      270,254
Unrecognized net gain                            (529,903)    (391,414)
Unrecognized net transition obligation            137,092      144,159
Unrecognized prior service costs                   11,714       12,223
Prepaid pension expense                          ($10,676)      35,222
Significant assumptions used in determining the actuarial present value of the projected benefit obligations and pension expense are as follows:
                                                 1997        1996     1995
Discount rate                                    7.50%       7.50%    7.50%
Rate of compensation increase                    5.00%       5.00%    5.00%
Expected long-term rate of return                7.50%       7.50%    7.50%

9.  PROPERTIES

Properties consist of the following at March 31, 1997  and May 31, 1996:
                                                 1997              1996
Land, principally unimproved                 $1,867,766      $1,867,766
Land improvements                             7,246,611       6,725,314
Corporate buildings                             434,512         434,512
Buildings leased to others                    7,928,855       7,850,266
Ski facilities:
Land                                              4,552           4,552
Land improvements                             5,136,418       4,244,068
Buildings                                     7,093,100       7,041,699
Machinery & equipment                        18,272,223      18,452,243
Equipment & furnishings                       1,030,354       1,027,326
                                             49,014,391      47,647,746
Less accumulated depreciation                28,962,573      27,999,628
                                            $20,051,818      19,648,118

Buildings leased to others include land of $1,056,700 at March 31, 1997 and May 31, 1996 and 1995. Development costs relating to real estate projects of $178,816 were written off during Fiscal 1996, which was included in the land balance at May 31, 1995.

10.  LEASES
     The Companies are lessors under various operating lease agreements for the rental of land, land improvements and investment properties leased to others. Rents are reported as income over the terms of the leases as they are earned. A shopping center is leased to various tenants for renewable terms averaging 4.01 years with options for renewal. A store has been net leased until January 2014. Information concerning rental properties and minimum future rentals under current leases (excluding renewal options) as of March 31, 1997, is as follows:

                                    Properties Subject To Lease
                                                         Accumulated
                                         Cost           Depreciation
Investment properties leased to
   others                                7,928,854          2,767,298
Land and land improvements               3,570,528            996,624
Minimum future rentals:
 Fiscal years ending March 31:    1998   1,188,837
                                  1999     828,690
                                  2000     668,445
                                  2001     612,266
                                  2002     713,712
                            Thereafter   8,409,397*
                                        12,421,347

*Includes $1,554,000 under a land lease expiring in 2072 and $2,597,130 under a net lease for a store expiring in 2014. There were no contingent rentals included in income for Fiscal 1997, 1996 or 1995.

11.  QUARTERLY FINANCIAL INFORMATION (Unaudited)
     The results of operations for each of the quarters in the last two years are presented below:

                                                            Earnings (Loss)
                                   Income(loss)               Per Weighted
                     Operating      from         Net          Avg.Combined
       Quarter       Revenues   Operations    Income(Loss)        Share
         1997
          1st          $2,184,620   $304,384     $71,993           0.04
          2nd           1,115,056    (62,398)   (169,013)         (0.08)
          3rd          11,295,423  1,694,076     922,988           0.46
         1 mo           1,442,901   (502,883)   (339,162)         (0.18)
                      $16,038,000 $1,433,179    $486,806          $0.24

          1996
          1st           1,490,288    168,625     (17,594)         (0.01)
          2nd             975,344   (129,757)   (200,669)         (0.10)
          3rd          10,091,533    955,306     463,208           0.23
          4th           2,751,821   (257,534)   (201,682)         (0.10)
                       15,308,986    736,640      43,263          (0.02)

     The quarterly results of operations for 1997 and 1996 reflect the cyclical nature of the Companies' business since (1) the Companies two ski facilities operate principally during the months of December through March and (2) land dispositions occur sporadically and do not follow any pattern during the fiscal year. Costs and expenses, net of revenues received in advance attributable to the ski facilities for the months of June through November, are deferred and recognized as revenue and opera-ting expenses, ratably, over the operating period.

     The Fiscal 1996 fourth quarter includes the write-off of $178,816 of real estate development costs ($60,797 after tax) relating to the pre-liminary phase of real estate projects. The fourth quarter of 1996 includes approximately $63,000 from the partial utilization of state net operating losses which had been subject to a valuation allowance in the prior year.

12.  INDUSTRY SEGMENT INFORMATION:
     The Companies and the subsidiaries operate in two industry segments consisting of the following:
SKI OPERATIONS:
     Two ski areas located in the Pocono Mountains of Northeastern
Pennsylvania.
REAL ESTATE MANAGEMENT/RENTAL OPERATIONS:
     Investment properties leased to others located in Eastern Pennsyl-vania and South Carolina, fees from managing investor-owned properties, principally resort homes, recreational club activities and services to the trusts that operate resort communities, sales of land held for resale and investment purposes, and rental of land and land improvements.

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

                                                         Year Ended
                                         3/31/97      05/31/96    05/31/95
Revenues:
 Ski operations                        $11,251,882 $10,618,961  $7,837,872
 Real estate management/Rental
 operations                              4,786,118   4,690,025   4,406,618
                                       $16,038,000 $15,308,986 $12,244,490

Income:
 Ski operations                         $1,473,439    $877,282    $117,300
 Real estate management/Rental
 operations                                853,225     800,359     947,401
                                        $2,326,664  $1,677,641  $1,064,701

General & administrative expenses         (893,485)   (941,001)   (972,146)
Interest and other income                   57,067      88,060      82,956
Interest expense                          (748,531)   (866,262)   (884,068)

Income(loss) before income taxes          $741,715    $(41,562)  $(708,557)

     In Fiscal 1997, 1996 and 1995, no one customer represented 10% or more of total revenues.

     Identifiable assets, net of accumulated depreciation at March 31, 1997 and May 31,1996 and 1995, and depreciation expense and capital expenditures for the years then ended by industry segment are as follows:

                                   Identifiable  Depreciation      Capital
                                      Assets       Expense     Expenditure
      1997

Ski Operations                     $10,364,590    $1,304,906   $2,091,557
Real Estate Management/Rental
 Operations                         10,937,749       357,691      187,431
Other Corporate                      2,500,398       242,910       34,419
                       Total       $23,802,737    $1,905,507   $2,313,407

      1996
Ski Operations                      $9,186,757    $1,451,159   $1,066,507
Real Estate Management/Rental
 Operations                        $10,540,000      $415,449     $121,757
Other Corporate                      3,482,933       283,181      104,626
                       Total       $23,209,690    $2,149,789   $1,292,890

     1995
Ski Operations                     $10,353,174    $1,507,073   $1,293,301
Real Estate Management/Rental
 Operations                         10,315,950       333,597        8,789
Other Corporate                      2,994,547       415,258      112,560
                       Total       $23,663,671    $2,255,928   $1,414,650

13  CONTINGENT LIABILITIES AND COMMITMENTS:
     The Companies are party to various legal proceedings incidental to their business. Certain claims, suits, and complaints arising in the ordinary course of business have been filed or are possible of assertion against the Companies. In the opinion of management, all such matters are without merit or are of such kind, or involve such amounts, that are not expected to have a material effect on the combined financial position or result of operations of the Companies.
     At March 31, 1997, the Companies had an outstanding letter of credit of $75,000 which guarantees the ski facilities' aggregate liability insurance deductible.
     Blue Ridge has pledged approximately 20 acres of its leased land (cost $144,786) to serve as collateral, together with the lessee's land improvements, for the lessee's mortgage loan which amounts to approxi-mately $2,683,862 at March 31, 1997.

14.  STOCK OPTIONS AND CAPITAL STOCK:
     The Chairman of the Board of the Companies was granted an Option for 10,000 shares of the Companies' common stock in July 1993 at $6.75 per share, which expires in ten years. The Option has not been exercised at March 31, 1997. The Option price was not less than the market value at the date of the grant.
     The Board of Directors has authorized the repurchase of up to 200,000 shares of the Companies' common stock in the open market from time to time. As of March 31, 1997, 194,134 shares had been purchased. No shares were purchased in Fiscal 1997 or 1996, and 96,600 shares were purchased in Fiscal 1995.

REPORT OF INDEPENDENT ACCOUNTANTS
To Shareholders of
Blue Ridge Real Estate Company
and Big Boulder Corporation

We have audited the accompanying combined balance sheets of Blue Ridge Real Estate Company and subsidiaries and Big Boulder Corporation and subsidiaries as of March 31, 1997 and May 31, 1996, and related combined statements of operations and earnings retained in the business and cash flows for each of the ten months ended March 31, 1997 and each of the two years in the period ended May 31, 1996. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial posi-tion of Blue Ridge Real Estate Company and subsidiaries and Big Boulder Corporation and subsidiaries as of March 31, 1997 and May 31, 1996, and the combined results of their operations and their cash flows for the ten months ended March 31, 1997 and each of the two years ended May 31, 1996 in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.
2400 Eleven Penn Center
Philadelphia, Pennsylvania
June 12, 1997

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

     The following sets forth the high asked and low price quotations as reported on the monthly statistical reports of the National
Association of Securities Dealers, Inc. for Fiscal Years 1997 and 1996. No dividends were paid on common stock in either Fiscal Year.

                       FISCAL YEAR              HIGH        LOW
                         1997                  ASKED        BID
                First Quarter                  7.000      6.250
               Second Quarter                  6.750      6.250
                Third Quarter                  7.000      6.500
               Fourth Quarter (March '97)      7.000      6.625

                       FISCAL YEAR           HIGH           LOW
                         1996               ASKED           BID
                First Quarter               5.875          5.125
               Second Quarter               6.250          5.500
                Third Quarter               6.000          5.375
               Fourth Quarter               6.750          5.375

     The reported quotations represent prices between dealers, do not reflect retail mark-ups, mark-downs or commissions and do not neces-sarily represent actual transactions. The approximate number of holders of record of common stock on March 31, 1997 was 718.


BLUE RIDGE REAL ESTATE COMPANY AND SUBSIDIARIES
AND BIG BOULDER CORPORATION AND SUBSIDIARIES
COMBINED SUMMARY OF SELECTED FINANCIAL DATA

                                            1997         1996         1995
Revenues                             $16,038,000  $15,308,986  $12,244,490
Net income(loss)                         486,806       43,263     (435,738)
Net income(loss)per combined share         $0.24        $ .02        $(.21)
Cash dividends per combined share              0            0            0
Weighted average number of
 combined shares outstanding           2,004,014    2,004,014    2,029,630
Total assets                          23,802,737   23,209,690   23,663,671
Long-term debt                         9,778,431    9,694,167   10,239,166
Shareholders' equity                  10,100,268    9,613,462    9,570,199

                                                        1994          1993
Revenues                                         $13,423,910   $13,370,007
Net income(loss)                                    (163,884)      130,214
Net income(loss)per combined share                     $(.08)         $.06
Cash dividends per combined share                          0             0
Weighted average number of
 combined shares outstanding                       2,109,246     2,144,442
Total assets                                      25,232,780    26,190,005
Long-term debt                                    10,750,393    11,262,128
Shareholders' equity                              10,615,830    10,905,140

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATION
Results of Operations
FISCAL 1997 VERSUS FISCAL 1996
     For Fiscal Year ended March 31, 1997, the Companies reported net income of $486,806 or $.24 per combined share as compared with a net income of $43,263 or $.02 per combined share for Fiscal 1996.
     Combined revenue of $16,038,000 represents an increase of $729,014 or 5% when compared to Fiscal 1996. Ski Operations increased $632,921 or 6%, and Real Estate Management Operations increased $96,093 or 2% when compared to Fiscal 1996.
     The Ski Operations had approximately 277,000 skiers visit our slopes compared to 267,000 skier visits last season. The increase of 10,000 skier visits represents a 4% increase. Revenue per skier was $41 compared to $40 last season for an increase of $1.00 or 2%.
Tubing operations had approximately 97,000 tuber visits compared to 64,000 tuber visits last season. The increase of 33,000 tuber visits represents a 52% increase. Revenue per tuber was $11.32 compared to $9.63 last season for a increase of $1.69 or 17%. The ski areas operated for a combined total of 213 days compared to 212 days last season. The food and beverage operation at the ski area contributed revenue of $7.03 per skier visit. The retail shop operation at the ski area contributed revenue of $2.02 per skier visit compared to $2.16 the previous season.
     The Real Estate Management Operations increase is attributed to fewer vacancies in investment properties, festival revenues, leasing commissions in resort communities, fees for services provided to the Trust of the resort communities, and fishing and hunting leases. The increases were offset by a decrease in commissions for resale of homes in our resort communities. Disposition of properties occur sporadically and do not follow any pattern during the fiscal year.
No major land sales occurred in Fiscal 1997 or Fiscal 1996.
     Operating costs associated with Ski Operations increased by $36,764 when compared to Fiscal 1996. This increase is attributed to more operating days, advertising costs, and associated personnel costs.
     Operating costs associated with Real Estate Management Operations increased by $43,227 when compared to Fiscal 1996. This increase is attributed to increased advertising costs, and associated personnel costs. General and Administrative expenses decreased by $47,516 when compared to Fiscal 1996. The decrease is attributable to a reduction in supplies and services and two months less of operations.
     Interest and Other Income decreased by $30,993 compared to Fiscal
1996. This decrease is attributable to a Mortgage Receivable Payoff and two months less of operations.
     Interest expense decreased by $117,731 compared to Fiscal 1996.
This decrease is attributable to reduction of debt obligation and two months less of operations.
      The effective Tax Rate for Fiscal 1997 and 1996 was 34%.

FISCAL 1996 VERSUS FISCAL 1995
     For Fiscal Year ended May 31, 1996, the Companies reported a net profit of $43,263 or $.02 per combined share as compared with a net loss of $435,768 or $(.21) per combined share for Fiscal 1995.
     Combined revenue of $15,308,986 represents a increase of $3,064,496 or 25% when compared to Fiscal 1995. Real Estate Management Operations increased $283,407 or 6% when compared to Fiscal 1955. Ski Operations increased $2,781,089 or 35% when compared to Fiscal 1995.

     The Ski Operations had approximately 267,000 skiers visit our slopes compared to 220,000 skier visits last season. The increase of 47,000 skier visits represents a 21% increase. Revenue per skier was $40 compared to $36 last season for an increase of $4.00 or 11%. The ski areas operated for a combined total of 212 days compared to 167 days last season. The food and beverage operation at the ski areas contributed revenue of $6.75 per skier visit.
     The Real Estate Management Operations revenue increase is attri-buted to fees for services provided to the Trust of the resort communi-ties, fewer vacancies in investment properties, more campsites rented, increased festival revenue, commissions for resales of homes in our resort communities, fishing and hunting leases, and leasing commissions in resort communities. Disposition of properties occur sporadically and do not follow any pattern during the fiscal year. No major land sales occurred in Fiscal 1996 or Fiscal 1995.
     Operating costs associated with Ski Operations increased by $2,021,107 when compared to Fiscal 1995. This increase is attributed to personnel, advertising costs, and more operating days.
     Operating costs associated with Real Estate Management Operations increased by $430,449 when compared to Fiscal 1995. This increase is attributed to cost related to real estate development projects. General and Administrative expenses decreased by $31,145 because of reduction in supplies and services. Cost of properties disposed of is directly related to land sold.
     Interest and Other Income increased by $5,104 compared to Fiscal
1995. This increase was attributed to Interest Earned from Interest-bearing deposits.
     Interest expense decreased by $17,806 compared to Fiscal 1995. This decrease is attributed to reduction of debt obligation.
     The effective Tax Rate for Fiscal 1996 is a credit of 34%.versus a credit of 38% for Fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES
     The Combined Statement of Cash flows reflects net cash provided by operating activities of $2,322,610, $1,961,557$1, and $1,660,235 in
Fiscal 1997, 1996 and 1995 respectively.
     The major capital investment made in Fiscal 1997 was the expansion of the Big Boulder Tubing Area.
     During Fiscal 1997, the Companies borrowed against their $2,000,000 line of credit for a period of three months in varying amounts with a maximum of $1,500,000.
     During Fiscal 1996, the Companies borrowed against their $2,000,000 line of credit for a period of one month in varying amounts with a maximum of $900,000.
     The Companies have a combined working capital of $1,458,919 at March 31, 1997 versus $1,238,877 at May 31, 1996.

MOVING FORWARD
     The Companies continue to develop activities to generate profit during the non-ski season with increased festivals and the introduc-tion in Fiscal 1998 of an All Terrain Vehicle Park. Plans are underway to expand our snowtubing area.
     The Companies will address any necessary changes to our financial software package to encompass all issues regarding the year 2000.

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

OFFICERS
	Michael J. Flynn
		Chairman of the Board
	Gary A. Smith
		President
	Melanie A. Murphy
		Vice President of Operations
	Eldon D. Dietterick
		Secretary
	Christine Liebold
		Assistant Secretary
	Cynthia A. Barron
		Controller
The above Officers serve both Companies.

TRANSFER AGENT
	Summit Bank, Hackensack, New Jersey

INDEPENDENT ACCOUNTANTS
	Coopers & Lybrand L.L.P., Philadelphia, Pennsylvania

NOTICE OF ANNUAL MEETINGS
The Annual Meetings of Shareholders of Blue Ridge Real Estate Company and Big Boulder Corporation will be announced with mailing of Proxy Material in July.

FORM 10-K AVAILABLE
The Companies will furnish to any shareholder, without charge, a copy of their Fiscal Year 1997 Annual Report as filed with the Securities and Exchange Commission on Form 10-K. Written requests should be directed to the attention of the Secretary, Blue Ridge Real Estate Company, P. O. Box 707, Blakeslee, PA 18610-0707

CORPORATE PROPERTIES
Resorts in the Pocono Mountains
	Big Boulder Ski Area
	Jack Frost Mountain
	Fern Ridge Campground
Investment Properties
	Dreshertown Plaza Shopping Center
		Dresher, Montgomery County, Pennsylvania
	Wal-Mart Store, Laurens, South Carolina
	Blue Heron Grille, Lake Harmony, Pennsylvania

Land Holdings
	Blue Ridge
		18,852 acres of land, held for investment
	Big Boulder
		929 acres of land, held for investment
	Northeast Land Company
		103 acres of land
Recreational Areas
	"The Stretch" on the Tunkhannock
	Porter Run Hunting Preserve
	Splatter (Paintball game)
	Wheels, In-Line Skate and Board Park
	Ride, ATV Park