Form 10-K/A, Exhibit 13
period 1997-03-31
BLUE RIDGE REAL ESTATE CO; BIG BOULDER CORP/PA
filed 1997-07-07
CIK 12779, 277666

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

   The ski areas experienced a profitable winter season with 374,000 visitors. Skier's and Snowboarders' combined visits totaled 277,000, while Snow Tubers added another 97,000. Tubing, introduced to East Coast ski areas by Jack Frost Mountain in December 1994, has become very popular as a winter recreation activity. We have expanded our tubing facilities each of the last three years and in view of the success achieved to date, our capital plans this year include additional expansion.
   Snowboarding continues to grow in popularity representing almost 24% of our skier visits. To accommodate and indeed encourage these customers, our ski areas have built halfpipes, snowparks, obstacle courses and hosted snowboard competition on a weekly basis. We will both continue and expand our efforts to grow this market.
   Big Boulder celebrated its 50th year of operation this past season with torchlight parades, firework displays and entertainment every Saturday night representing five decades of music styles. This celebration coupled with the introduction of the family tube resulted in a successful season for Boulder.
   The Ski Areas have diversified into winter recreation resorts with tubing, snowboarding, snowmobiling and townhouse rentals.
   The introduction of summertime activities over the last five years has proven successful:
   We currently host seven Festivals from Memorial Day through Columbus Day weekend with attendance ranging from 4,000 to 10,000 per festival.
   Splatter, our paintball game, continues to grow and is now operated on a year-round basis.
   New activities available to our summer visitors include an In-Line Skate Park and an A.T.V. (All Terrain Vehicle) Park.
   Fern Ridge Campground, in its third year of operation under company manage-ment, has expanded to 205 sites, including wilderness cabins.
   Our Summer Festivals and Splatter have complemented the occupancy of this facility.

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

COMBINED STATEMENTS OF OPERATIONS AND
EARNINGS RETAINED IN THE BUSINESS

For the 10 months ended March 31, 1997
& the years ended May 31,1996 & 1995
					                                    1997        1996        1995

Revenues:
	Ski operations                   $11,251,882 $10,618,961  $7,837,872
	Real estate management             3,367,627   2,928,213   2,757,217
	Rental income                      1,418,491   1,761,812   1,587,139
	Disposition of properties                  0           0      62,262
	                                  16,038,000  15,308,986  12,244,490
Costs and expenses:
	Ski operations                     9,778,443   9,741,679   7,720,572
	Real estate management             3,164,328   3,062,437   2,656,771
	Rental income                        768,565     827,229     798,759
	Disposition of properties                  0           0       3,687
	General and administrative           893,485     941,001     972,146
	                                  14,604,821  14,572,346  12,151,935
	Income from operations             1,433,179     736,640      92,555

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

6. LONG-TERM DEBT:
Long-term debt as of March 31, 1997 and May 31, 1996 consists of the following:

                                                          1997         1996
Mortgage note payable to insurance company,
 interest fixed at 9% payable in monthly
 installments of $47,834 including interest
 through November 1997                              $5,363,074  $5,436,135
Mortgage note payable to bank, interest at
 80% of the bank's prime rate (6.6% at March 31,
 1997) payable in monthly installments of
 $24,187 through Fiscal 2005                         2,442,906   2,684,778

Mortgage note payable to bank, interest at
 80% of the bank's prime rate (6.6% at March  31,
 1997) payable in monthly installments of
 $11,951 through December 1996                               0     .95,600
Mortgage note payable to insurance company,
 interest fixed at 10.5% payable in monthly
 installments of $15,351 including interest
 through Fiscal 2014                                 1,452,466   1,477,654
Mortgage note payable to bank, interest at
7% fixed payable monthly with principle
reduction at $32,500 per month December to
March through 2001                                     519,985           0
                                                     9,778,431   9,694,167
Less current installments                              532,513     504,681
                                                    $9,245,918  $9,189,486

Properties at net book value, which have been pledged as collateral for long-term debt, include the following at March 31, 1997:
Investment properties leased to others                            $7,596,278
Ski facilities                                                   $23,862,208

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

The components of the deferred tax assets and liabilities as of March 31, 1997 and May 31, 1996 are as follows:

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

8.  PENSION PLAN
Pension expense for 1997, 1996 and 1995 includes the following components:

                                                1997       1996       1995
Service costs, benefits earned during
the period                                  $124,044   $148,042    $117,509
Interest cost on projected benefit
 obligation                                  137,314    161,992     141,608
Actual return on plan assets                (222,439)  (377,221)   (188,902)
Net amortization and deferral                 67,433    231,468      50,079
Pension expense                             $106,352   $164,281    $120,294

Net amortization and deferral consists of the deferral of differences between actual and estimated return on assets and amortization of the net unrecognized transition obligation on a straight-line basis over 26 years. The funded status of the pension plan and the amounts recognized in the Companies' combined balance sheets at March 31, 1997 were as follow:

                                                     1997         1996
Actuarial present value of benefit obligations:
Accumulated benefit obligation (including vested
 benefits of $1,571,300 and $1,545,200,
 respectively)                                $(1,638,000) $(1,606,000)
Effect of future increase in compensation        (624,900)    (615,300)
Projected benefit obligation                   (2,262,900)  (2,221,300)
Plan assets at fair value                       2,633,321    2,491,554
Plan assets in excess of benefit obligation       370,421      270,254
Unrecognized net gain                            (529,903)    (391,414)
Unrecognized net transition obligation            137,092      144,159
Unrecognized prior service costs                   11,714       12,223
Prepaid pension expense                          $(10,676)     $35,222
Significant assumptions used in determining the actuarial present value of the projected benefit obligations and pension expense are as follows:
                                                 1997        1996     1995
Discount rate                                    7.50%       7.50%    7.50%
Rate of compensation increase                    5.00%       5.00%    5.00%
Expected long-term rate of return                7.50%       7.50%    7.50%

9.  PROPERTIES

Properties consist of the following at March 31, 1997  and May 31, 1996:
                                                 1997              1996
Land, principally unimproved                 $1,867,766      $1,867,766
Land improvements                             7,246,611       6,725,314
Corporate buildings                             434,512         434,512
Buildings leased to others                    7,928,855       7,850,266
Ski facilities:
Land                                              4,552           4,552
Land improvements                             5,136,418       4,244,068
Buildings                                     7,093,100       7,041,699
Machinery & equipment                        18,272,223      18,452,243
Equipment & furnishings                       1,030,354       1,027,326
                                             49,014,391      47,647,746
Less accumulated depreciation                28,962,573      27,999,628
                                            $20,051,818     $19,648,118

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

                                    Properties Subject To Lease
                                                         Accumulated
                                         Cost           Depreciation
Investment properties leased to
   others                               $7,928,854         $2,767,298
Land and land improvements               3,570,528            996,624
Minimum future rentals:
 Fiscal years ending March 31:    1998   1,188,837
                                  1999     828,690
                                  2000     668,445
                                  2001     612,266
                                  2002     713,712
                            Thereafter   8,409,397*
                                       $12,421,347

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

                                                         Year Ended
                                         3/31/97      05/31/96    05/31/95
Revenues:
 Ski operations                        $11,251,882 $10,618,961  $7,837,872
 Real estate management/Rental
 operations                              4,786,118   4,690,025   4,406,618
                                       $16,038,000 $15,308,986 $12,244,490

Income:
 Ski operations                         $1,473,439    $877,282    $117,300
 Real estate management/Rental
 operations                                853,225     800,359     947,401
                                        $2,326,664  $1,677,641  $1,064,701

General & administrative expenses        $(893,485)  $(941,001)  $(972,146)
Interest and other income                   57,067      88,060      82,956
Interest expense                          (748,531)   (866,262)   (884,068)

Income(loss) before income taxes          $741,715    $(41,562)  $(708,557)

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

REPORT OF INDEPENDENT ACCOUNTANTS
To Shareholders of
Blue Ridge Real Estate Company
and Big Boulder Corporation

We have audited the accompanying combined balance sheets of Blue Ridge Real Estate Company and subsidiaries and Big Boulder Corporation and subsidiaries as of March 31, 1997 and May 31, 1996, and related combined statements of operations and earnings retained in the business and cash flows for the ten months ended March 31, 1997 and each of the two years in the period ended May 31, 1996. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial posi-tion of Blue Ridge Real Estate Company and subsidiaries and Big Boulder Corporation and subsidiaries as of March 31, 1997 and May 31, 1996, and the combined results of their operations and their cash flows for the ten months ended March 31, 1997 and for each of the two years in the period ended May
 31, 1996 in conformity with generally accepted accounting principles.

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