Form 10-K, Exhibit 13
period 2004-10-31
BLUE RIDGE REAL ESTATE CO
filed 2005-02-11
CIK 12779

Exhibit 13.1

PORTIONS OF 2004 ANNUAL REPORT TO SHAREHOLDERS

SELECTED FINANCIAL DATA

You should read the following selected financial data together with our consolidated financial statements and the related notes appearing elsewhere in this report and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial data included in this report.

Blue Ridge Real Estate Company and Subsidiaries

and Big Boulder Corporation and Subsidiaries

COMBINED SUMMARY OF SELECTED FINANCIAL DATA

	10/31/04	10/31/03	10/31/02	7 Months Ended 10/31/2001	3/31/2001
Revenues	$17,375,453	$18,217,518	$17,097,898	$3,859,025	$17,474,208
Net income (loss)	6,246,107	(879,137)	686,758	(804,422)	252,532
Net income (loss)per combined share	$3.26	($0.45)	$0.36	($0.42)	$0.13
Cash dividends per combined share	0	0	0	0	0
Weighted average number of combined shares outstanding	1,916,130	1,916,130	1,916,431	1,917,858	1,926,402
Total assets	45,461,969	27,960,410	24,645,828	22,926,443	23,974,080
Long-term debt and capital lease obligations	15,881,808	10,990,756	8,049,805	7,670,240	8,034,641
Shareholders' equity	15,769,866	9,523,759	10,202,521	9,526,263	10,367,281

FINANCIAL SECTION

Page

Quarterly Financial Information (Unaudited)

3

Stock and Dividend Information

4

Management’s Discussion and Analysis of Financial Condition and Results of Operations

5

Combined Balance Sheets

13

Combined Statements of Operations and Earnings Retained in the Business

14

Combined Statements of Cash Flows

16

Notes to Consolidated Financial Statements

17

Report of Independent Auditors

37

QUARTERLY FINANCIAL INFORMATION (Unaudited)

          The results of operations for each of the quarters in the last two years are presented below.

Quarter Year ended 10/31/04	Operating Revenues	Income (Loss) from Continuing Operations	Net Income (Loss)	Earnings (Loss) Per Weighted Avg. Combined Share
1st	$7,057,891	$368,100	$127,016	$0.07
2nd	6,153,694	880,586	7,566,167	3.94
3rd	2,628,174	(1,152,289)	(794,315)	(0.41)
4th	1,535,694	(1,106,590)	(652,761)	(0.34)
	$17,375,453	($1,010,193)	$6,246,107	$3.26
Year ended 10/31/03
1st	$7,996,925	$587,290	$370,786	$0.19
2nd	6,745,852	606,048	348,851	0.19
3rd	2,377,948	(416,622)	(1,471,221)	(0.77)
4th	1,096,793	309,889	(127,553)	(0.06)
	$18,217,518	$1,086,605	($879,137)	($0.45)

  The quarterly results of operations for Fiscal 2004 and 2003, reflect the cyclical nature of the Companies' business since (1) the Companies’ two ski facilities operate principally during the months of December through March and (2) land dispositions occur sporadically and do not follow any pattern during the fiscal year.

Revenues generated from advance ticket sales have been recorded as deferred revenue.

STOCK AND DIVIDEND INFORMATION

Market Price of Common Stock

Our common stock is quoted on the OTC Bulletin Board under the symbol “BLRGZ.”  There has been a limited and sporadic trading market for our common stock.  However, our management does not believe such limited activity constitutes an established public trading market.  As of January 25, 2005, we had 595 holders of record of our common stock.

   The following sets forth the high asked and low bid price quotations as reported on the monthly statistical reports of the National Association of Securities Dealers, Inc. for Fiscal Years 2004 and 2003. No dividends were paid on common stock in either period.

Fiscal Year 2004

HIGH

LOW

ASKED

BID

First Quarter

16.750

13.250

Second Quarter

21.000

13.900

Third Quarter

27.250

20.750

Fourth Quarter

29.000

27.000

Fiscal Year 2003

HIGH

LOW

ASKED

BID

First Quarter

12.750

10.500

Second Quarter

12.250

11.000

Third Quarter

14.000

11.750

Fourth Quarter

15.000

12.150

   The reported quotations represent prices between dealers, do not reflect retail mark-ups, mark-downs or commissions and do not necessarily represent actual transactions.

Dividend Policy

We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance our operations and expand our business. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon our financial condition, operating results, capital requirements, and other factors the board of directors deems relevant.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Our principal business is the development, marketing and operation of “drive-to” and “destination” resorts at our two ski areas, Jack Frost Mountain and Big Boulder.  Also significant to our operations is the management and development of our real estate and rental properties.

During Fiscal 2004, we realized significant growth in the earnings per weighted average combined share of common stock, primarily as a result of the section 1031 tax deferred exchange sale of the Dreshertown Plaza Shopping Center.  This sale enabled us to purchase two additional shopping centers with a combined asset value of approximately $20 million.

Since completion of our last real estate development projects in the late 1980’s, management has been focused on the promotion and maintenance of our two ski areas, our summer operations and our four resort communities.  The homes within the four resort communities are privately owned and approximately 25% are enrolled in our rental program.  These privately owned homes are designed to appeal to vacationers seeking comfortable and affordable rental accommodations and to facilitate more frequent short-stay getaways. Over the past three years, management has determined, based on market trends and historically lower interest rates, to refocus our attention on the development of our real estate holdings.

During Fiscal 2005, we expect to invest approximately $1 million in our ski operations, which funds will be derived from our ski operations’ cash flow.  We believe that the addition of new homes to our existing resort communities will enable our ski operations to remain competitive in a tight recreational market due to the existing weak economy.

We own 19,739 acres of land in Northeastern Pennsylvania.  Of our core land holdings, we have designated 5,124 acres as held for development and are moving forward with municipal approvals.  Based on independent market studies, we believe that our primary focus should be on single and multi-family dwellings in proximity to our ski area.  Additionally, a proposed 18-hole golf course with surrounding resort community is planned for the Jack Frost Mountain ski area.  The golf course community will consist of approximately 40% single family homes and 60% multi-family units, as well as golf club amenities and the necessary infrastructure.  It is expected that all of the planned developments will result in approximately 3,700 lots or units.  We anticipate that some lots will be subdivided and sold as parcels of land, while others will be developed into single and multi-family housing.  We also expect that certain subdivisions may be sold outright in phases to nationally-recognized land developers in order to facilitate the market for housing and to reduce the inherent risk associated with any land development.

We made the decision this past summer to close two of our summer recreational centers, which resulted in the recognition of impairment losses in Fiscal 2004.  The Fern Ridge Campground was closed in October 2004 due to Tobyhanna Township’s non-renewal of our sewage permit.  The Traxx Motocross Park closed in November 2004.  This site will be used for an additional housing community.

Recent Developments

In January 2005, we filed a registration statement with the Securities and Exchange Commission pursuant to which we are proposing to offer our existing shareholders non-transferable rights to purchase shares of our common stock that have an aggregate value of $15,500,000, rounded to the nearest whole share.  Under the proposed rights offering, each of the shareholders will also have an over-subscription right.  In connection with filing the registration statement, we entered into a Standby Securities Purchase Agreement with Kimco Realty Services, Inc., a wholly-owned subsidiary of Kimco Realty Corporation, which provides that Kimco Realty Services will purchase any and all shares of our common stock not subscribed for by our shareholders in the proposed rights offering. The registration statement has not been declared effective by the Securities and Exchange Commission.  If we commence the proposed rights offering, we intend to use the proceeds from the rights offering to develop an eighteen-hole golf course at Jack Frost Mountain and infrastructure improvements for residential communities at Jack Frost and Big Boulder Areas.

Critical Accounting Policies and Significant Judgments and Estimates

We have identified the most critical accounting policies upon which our financial status depends.  The critical policies and estimates were determined by considering accounting policies that involve the most complex or subjective decisions or assessments.  The most critical accounting policies identified relate to revenue recognition, deferred operating costs, net deferred tax assets and liabilities, land and land development costs, the valuation of long-lived assets and recognition of deferred revenues.

Revenues are derived from a wide variety of sources, including sales of lift tickets, ski school tuition, dining, retail stores, equipment rental, property management services, timbering and other recreational activities.  Revenues are recognized as services are performed.

Timbering revenues from stumpage contracts are recognized in accordance with Staff Accounting Bulleting No. 104 – Revenue Recognition, SAB 104. At the time a stumpage contract is signed, the risk of ownership has been passed to the buyer at a fixed, determinable cost.  Reasonable assurance of collectibility has been determined by the date of signing, and our few obligations have already been met.  Therefore, full accrual recognition at the time of contract execution is appropriate under SAB 104 guidance.

Prior to Fiscal 2004, our estimate of deferred operating costs was primarily based on deferring costs directly related to ski operations in order to match those costs to the period in which ski operating revenues were recognized. Ski operating revenues were recognized principally over the months of December through March. The deferred costs consisted principally of depreciation, insurance, real estate taxes, advertising, repairs, maintenance and supplies. Effective April 1, 2004, we elected to change this significant accounting procedure relative to deferring certain ski operating costs incurred during the non-ski season.  Upon investigation of competitors’ practices, management has determined that a change in accounting principle should be made in order to report ski operations in accordance with the predominant industry practice used by similar operating companies.  Additionally, we believe the new method better enables users of the financial statements, including management, to benchmark our ski operations segment results against our competitors by removing the timing difference associated with matching certain ski operating costs incurred in a prior fiscal year against current fiscal year ski operating revenues.

We capitalize as land and land development costs the original acquisition cost, direct construction and development costs, property taxes, interest incurred on costs related to land under development and other related costs (engineering, surveying, landscaping, etc.) until the property reaches its intended use.  The cost of sales for individual parcels of real estate or condominium units within a project is determined using the relative sales value method.  Selling expenses are charged against income in the period incurred.

Our estimate of deferred tax assets and liabilities is primarily based on the difference between the tax basis and financial reporting basis of depreciable assets, like-kind exchanges of assets, accruals and deferred revenues.

Our valuation of long-lived assets, namely properties, is based on historical cost. Depreciation and amortization is provided principally using the straight-line method over the estimated useful life of the class of property. Upon sale or retirement of depreciable property, the cost and related accumulated depreciation are removed from the related accounts, and resulting gains or losses are reflected in income.

Interest, real estate taxes, and insurance costs, including those costs associated with holding unimproved land, are normally charged to expense as they are incurred. Costs of land development, such as surveyor and consultant fees, are capitalized as land costs. Interest cost incurred during the construction of facilities is capitalized as part of the cost of such facilities. Maintenance and repairs are charged to expense, and major renewals and betterments are added to property accounts.

Impairment losses are recognized in operating income, as they are determined. We review our long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In that event, we calculate the expected future net cash flows to be generated by the asset. If those net future cash flows are less than the carrying value of the asset, an impairment loss is recognized in operating income. The impairment loss is the difference between the carrying value and the fair value of the asset. Two such losses were recognized as of October 31, 2004.

Deferred revenue consists of revenue billed in advance for services and dues that are not yet earned. Revenue billed in advance for services consists of season lift tickets and advance ticket sales and gift certificates for the ski resorts. We recognize revenue billed in advance ratably over the principal months of the ski season, December through March. Dues that are not yet earned consist of rents related to our commercial properties that have been paid in advance, and dues related to memberships in our hunting and fishing clubs paid in advance. We recognize revenue related to the hunting and fishing clubs over the one-year period that the dues cover.

We have no off-balance sheet arrangements as defined in S-K 303(a)(4)(ii).

Results of Operations

FISCAL 2004 VERSUS FISCAL 2003

   For fiscal year ended October 31, 2004, (“Fiscal 2004”), we reported net income of $6,246,107 or $3.26 per combined share  as compared with a net loss of $(879,317) or $(.45) per combined share for fiscal year ended October 31, 2003 (“Fiscal 2003”).

   Combined revenue of $17,375,453 represents a decrease of $842,065 or 5% when compared to Fiscal 2003.  Ski Operations revenue decreased $527,754 or 5%, and Real Estate Management Operations / Rental Operations revenue increased $917,854 or 27% when compared to Fiscal 2003.

  In Fiscal 2004, Ski Operations had approximately 215,000 skier visits to our slopes compared to 236,000 skier visits for Fiscal 2003. Revenue per skier was $32 for Fiscal 2004 compared to $30 for Fiscal 2003, an increase of $2 or 7%. Tubing operations had approximately 48,000 tuber visits for Fiscal 2004 compared to 63,000 in Fiscal 2003.   Revenue per tuber was $16 compared to $15 last season, an increase of $1 or 7%. The ski areas operated for a combined total of 172 days compared to 184 days for Fiscal 2003. The food and beverage operations at the ski areas contributed revenue of $7.46 per skier visit compared to $7.30 for Fiscal 2003, an increase of $.16 or 2%. The retail shop operations at the ski areas contributed revenue of $2.02 per skier visit compared to $2.08 for Fiscal 2003, a decrease of $.06 per skier visit or 3%.

   The Real Estate Management Operations / Rental Operations had revenue of $4,367,757 in Fiscal 2004 as compared to $3,449,903 in Fiscal 2003, which resulted in an increase of $917,854 that was primarily attributed to an increase in the rent of investment properties. This increase in revenue was mainly from two newly acquired shopping centers in Fiscal 2004 and an increase in commission revenue earned on the resale of homes in our resort communities.  The Oxbridge Square shopping center's revenue was $455,313 and the Coursey Commons shopping center's revenue was $329,986 for Fiscal 2004. Resale of our resort community homes resulted in revenue of $465,301 for Fiscal 2004 as compared to $408,136 for Fiscal 2003, which represents an increase of $57,165 or 14%.

   In Fiscal 2004, Summer Recreation Operations had revenue of $1,944,023 as compared to $1,876,724 for Fiscal 2003, which represents an increase of $67,299 or 3%.  This increase is mainly attributed to the Irish festival which generated revenue of $120,932 in Fiscal 2004 as compared to $77,247 in Fiscal 2003.  The Lake Club had revenue of $218,895 in Fiscal 2004 as compared to $200,036 in Fiscal 2003, an increase of $18,859 or 9%.  This increase was due to additional club memberships issued.

    In Fiscal 2004, Land Resource Management had revenue of $1,321,443 as compared to $2,620,907 for Fiscal 2003, which resulted in a decrease of $1,299,464. In Fiscal 2004, 104 acres of land were sold generating $994,542 in revenue with a basis of $6,514 as compared to Fiscal 2003 in which 134 acres of land were sold generating revenue of $1,398,498 with a basis of $9,831. This results in a decrease of $403,956 or 29% for Fiscal 2004 as compared to Fiscal 2003. To date approximately 5% of our 19,739 acres have been marked for timbering.  A forester has been hired to generate a long-term plan of managed timbering which pays specific attention to protecting the environment and retaining the value of the land.  In Fiscal 2004 timber sales were $326,900 as compared to Fiscal 2003 which generated $1,222,420 of revenue, a decrease of $895,520 or 73%.

   Operating costs associated with Ski Operations for Fiscal 2004 were $9,944,341 as compared to $10,669,427 for Fiscal 2003, which represents a decrease of $725,086 or 7%. This decrease was due mainly to a reduction in advertising expense of $345,137 or 48% and decreased labor expense of $323,972 or 45%.

   Operating costs associated with Real Estate Management Operations / Rental Operations for Fiscal 2004 were $3,735,890 as compared to $3,081,817 for Fiscal 2003, which represents an increase of $654,073.The increase was mainly attributable to the expenses associated with the two new shopping centers acquired in Fiscal 2004. The Oxbridge Square Shopping Center had expenses of $299,202 and the Coursey Commons Shopping Center had expenses of $207,653 for Fiscal 2004.

   Operating costs associated with Summer Recreation Operations for Fiscal 2004 were $1,660,939 as compared with $1,738,786 for Fiscal 2003, which represents a decrease of $77,847 or 4%. This decrease was primarily due to a reduction in Splatter paintball supplies and services of $62,953 or 80%.

   Operating costs associated with Land Resource Management for Fiscal 2004 were $1,125,127 as compared with $585,137 for Fiscal 2003 which represents an increase of $539,990 or 92%. This increase is primarily attributable to an increase in consulting fees of $255,748 or 47% and an increase in the cost of land and buildings sold of $248,436 or 46% relating to the 1031 tax deferred exchanges in the land sales division.

   The asset impairment loss in Fiscal 2004 of $1,021,034 is the result of closing the Fern Ridge campground and the Traxx Motocross Park. The campground was closed because we were unable to obtain sewage permits. The impairment loss resulting from the closing of the Fern Ridge campground is $452,325. The motocross park was closed because its location is the site for future resort community development at Jack Frost Mountain. The impairment loss resulting from the closing of the Traxx Motocross Park was $568,709.

   General and Administration costs for Fiscal 2004 were $898,315 as compared with $1,055,746 for Fiscal 2003 which represents a decrease of $157,431 or 15%. This decrease is attributable to $200,900 of compensation recognized under an employee stock plan that was expensed in Fiscal 2003. There was no such compensation expense in Fiscal 2004

   The discontinued operations are the result of the sale of the Dreshertown Plaza Shopping Center. The center recorded a net income of $418,216 through the sale date of March 31, 2004. Gain on disposition of the center was $12,026,867.

   Interest and Other Income was $1,076,964 in Fiscal 2004 as compared to $22,475 in Fiscal 2003, an increase of $1,054,489. This increase is primarily attributable to the sale of our four communication towers in Fiscal 2004.

   Interest expense for Fiscal 2004 was $591,969 as compared to $259,754 for Fiscal 2003, which represents an increase of $332,215. This increase is attributable to the mortgages acquired for the residential investment properties ($29,452), and the additional interest incurred on the new mortgages resulting from the purchase of the Oxbridge Square ($124,469) and Coursey Commons ($159,199) shopping centers in Fiscal 2004.

   The effective Tax Rate for Fiscal 2004 was 34% and Fiscal 2003 was 40%.

Results of Operations

FISCAL 2003 VERSUS FISCAL 2002

   For fiscal year ended October  31, 2003, the Companies reported net loss of $(879,137) or $(.45) per combined share  as compared with a net income of $686,758 or $.36 per combined share for fiscal year ended October 31, 2002.

   Combined revenue of $18,217,518 represents an increase of $1,119,620 or 6% when compared to Fiscal 2002.  Ski Operations increased $254,909 or 2%, and Real Estate Management Operations / Rental Operations increased $87,064 or 3% when compared to Fiscal 2002.

  The Ski Operations in Fiscal 2003 had approximately 236,000 skier visits to our slopes compared to 223,000 skier visits for Fiscal 2002. Revenue per skier was $30 compared to $32 for Fiscal 2002 for a decrease of $2 or 7%. Tubing operations had approximately 63,000 tuber visits for both Fiscal 2003 and Fiscal 2002.  Revenue per tuber was $15 compared to $16 last season for a decrease of $1 or 7%. The ski areas operated for a combined total of 184 days compared to 160 days for Fiscal 2002. The food and beverage operations at the ski areas contributed revenue of $7.30 per skier visit compared to $6.94 for Fiscal 2002 for an increase of $.36 or 5%. The retail shop operations at the ski areas contributed revenue of $2.08 per skier visit compared to $1.79 for Fiscal 2002 for an increase of $.29 or 14%.

   The Real Estate Management Operations / Rental Operations increase is attributed to an increase in the rent of investment properties.

   In Fiscal 2003, Summer Recreation Operations had revenue of $1,876,724 as compared to $2,439,963 for Fiscal 2002 which represents a decrease of $563,329 or 30%.  This decrease is mainly attributed to having only one major summer music festival in Fiscal 2003. In Fiscal 2002 there were three major music festivals. In Fiscal 2003, festival revenue was $468,746 as compared to $810,757 in Fiscal 2002 which represents a decrease of $342,011 or 73%. Campground revenue was also affected by the reduction of music festivals. In Fiscal 2003, campground revenue was $324,716 as compared to $396,406 in Fiscal 2002 which represents a decrease of $71,690 or 22%. In Fiscal 2003, Splatter (Paintball) revenue was $457,449 as compared to $485,901 in Fiscal 2002 which represents a decrease of $28,452 or 6%. In Fiscal 2003, Traxx (Motocross Park) was $425,777 as compared to $550,673 in Fiscal 2002 which represents a decrease of $124,896 or

29%. These decreases in Summer Recreation Operations revenues were also the result of a weak economy and rainy weather conditions throughout the spring and summer of 2003.

    In Fiscal 2003, Land Resource Management had revenue of $2,620,907 as compared to $1,280,021 for Fiscal 2002. In Fiscal 03, 134 acres of land was sold generating $1,398,498 with a basis of $9,831 as compared to Fiscal 2002 in which 27 acres of land were sold generating revenue of $106,756 with a basis of $1,153. This results in an increase of $1,291,742 or 92% for Fiscal 2003 as compared to Fiscal 2002. To date approximately 5% of the Companies’ 19,528 acres have been marked for timbering.  A forester has been hired to generate a long-term plan of managed timbering which pays specific attention to protecting the environment and retaining the value of the land.  In Fiscal 2003 timber sales were $1,222,420 as compared to Fiscal 2002 which generated $1,173,265 of revenue for an increase of $49,155 or 4%.

   Operating costs associated with Ski Operations for Fiscal 2003 were $10,669,427 as compared to $10,108,567 for Fiscal 2002 which represents an increase of $560,860 or 5%. This increase was due to higher insurance rates (40%) and depreciation (52%) expenses.

   Operating costs associated with Real Estate Management Operations / Rental Operations for Fiscal 2003 were $3,081,817 as compared to $2,827,821 for Fiscal 2002 which represents an increase of $253,996 or 9%.  This increase was due mainly to the new construction and excavation department which began operation in Fiscal 2003.

   Operating costs associated with Summer Recreation Operations for Fiscal 2003 were $1,738,786 as compared with $2,250,002 for Fiscal 2002 which represents a decrease of $511,216 or 29%. This decrease was mainly attributable to the Companies having only one major summer music festival in Fiscal 2003 as compared to three in Fiscal 2002.

   Operating costs associated with Land Resource Management for Fiscal 2003 were $585,137 as compared with $523,542 for Fiscal 2002 which represents an increase of $61,595 or 11%. This increase is attributable to an increase in cost of goods for the construction and excavation division.

   General and Administration costs for Fiscal 2003 were $1,055,746 as compared with $703,976 for Fiscal 2002 which represents an increase of $351,770 or 33%. This increase is attributable to the reclassifying of salaries from the ski areas (30%) and recognition of compensation cost related to extending the term of certain stock options (70%).

   The discontinued operations are the result of the sale of the Dreshertown Plaza Shopping Center.  Operating costs associated with discontinued operations were $3,089,563 in Fiscal 2003 as compared to $892,832 in Fiscal 2002 which represents an increase of $2,196,731.  The increase was mainly attributable to the $1,972,090 (90%), buy out of Dreshertown Plaza Shopping Center’s management company agreement and $150,000 contingency accrual (6%) for an environmental cleanup at the shopping center.

   Interest and Other Income increased by $4,409 in Fiscal 2003 as compared to Fiscal 2002.

   Interest expense for Fiscal 2003 was $259,754 as compared to $207,888 for Fiscal 2002 which represents an increase of $51,866. This increase is attributable to the mortgages acquired for the residential investment properties, and approximately $2,100,000 of new debt related to ski resort equipment.

   The effective Tax Rate for Fiscal 2003 and Fiscal 2002 was 40%.

Liquidity and Capital Resources:

   The Combined Statement of Cash Flows reflects net cash used by operating activities of $(826,949) for the fiscal year ended October 31, 2004, net cash provided by operating activities of $245,764 for the fiscal year ended October, 31, 2003 versus net cash provided by operating activities of $2,916,042 for the fiscal year ended October 31, 2002.

   Material non-recurring cash items during the past three years include the buyout of the management company for the Dreshertown Plaza shopping center of $1,900,000, the sale of the communication towers for

$1,469,000 and the exchange of the Dreshertown Plaza shopping center for the Oxbridge Square and the Coursey Commons shopping centers.

   We currently anticipate that the funds needed for future operations and to implement our land development strategy will be satisfied through operating cash, borrowed funds and reinvested profits from completed and sold units or lots. We expect that with respect to land development, future construction will be conducted in phases, with the profits from each phase used to fund additional future construction. Construction is being implemented in phases as to reduce any market risk associated with changing economic conditions.

   For the Fiscal year ended October 31, 2004, our major capital expenditures were for residential investment properties, the purchase of two shopping centers, infrastructure costs associated with the 23 single unit Laurelwoods Longview Drive residential community at Big Boulder ski area, the installation of fire and security systems at both ski areas and the corporate office, a new compressor at Big Boulder ski area, and a real estate sales office.

   During the fiscal year ended October 31, 2004, we borrowed against our $3,100,000 lines of credit for a period of 11 months in varying amounts with a maximum of $2,933,180.  During the fiscal year ended October 31, 2003, we borrowed against our $3,100,000 line of credit for a period of ten months in varying amounts with a maximum of $1,800,000.  During the fiscal year ended October 31, 2002, we borrowed against our $2,000,000 line of credit for a period of four months in varying amounts with a maximum of $1,500,000. The rates of interest are one percentage point less than the Prime Rate on the $2.1 million line, and one half of one percentage point (0.50%) less than the Prime Rate on the $1.0 million line.

Contractual Obligations:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Lines of Credit	1,493,000	1,493,000	0	0	0
Demand Note	2,500,000	2,500,000	0	0	0
Long-Term Debt	15,043,563	766,060	2,070,465	1,472,849	10,734,189
Capital Leases	838,245	244,686	593,559	0	0
Purchase Obligations	594,332	594,332	0	0	0
Pension Contribution Obligations	486,334	486,334	0	0	0
Other Long-Term Obligations	0	0	0	0	0

Total Contractual Cash Obligations	$20,469,140	$5,598,078	$2,664,024	$1,433,564	$10,773,470

Quantitative and Qualitative Disclosures About Market Risk

     Our exposure to market risk is limited primarily to the fluctuating interest rates associated with variable rate indebtedness.  At October 31, 2004, we had $5,354,664 of variable rate indebtedness, representing 26.9% of our total debt outstanding, at an average rate of 3.71% (calculated as of October 31, 2004).  Our average interest rate is based on our various credit facilities and our market risk exposure fluctuates based on changes in underlying interest rates.

     Exposure to market risk may also exist in our mortgages receivable issued in connection with land sales.  Mortgages receivable are considered fully collectible by management and accordingly, no allowance for loan losses is considered necessary.

New Accounting Pronouncements:

In January 2003, the Financial Accounting Standards Board issued FIN No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"), which addresses whether certain types of entities, referred to as variable interest entities ("VIE’s"), should be consolidated in a company's financial statements. A VIE is an entity that either: (1) has equity investors that lack certain essential characteristics of a controlling financial interest, including the ability to control the entity, the obligation to absorb the entity's expected losses and the right to receive the entity's expected residual returns, or (2) lacks sufficient equity to finance its own activities without financial support provided by the other entities, which in turn would be expected to absorb at least some of the expected losses of the VIE. An entity should consolidate a VIE if it stands to absorb a majority of the VIE's expected losses or to receive a majority of the VIE's expected residual returns. FIN No. 46 is effective now for new VIE's formed after December 31, 2003. Application of FIN No. 46 for VIE's created prior to January 1, 2004 is required for the first annual period beginning after December 15, 2004. We do not expect the adoption of FIN No. 46 to have a significant impact on our financial position or results of operations.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement No. 123 revised (“SFAS No. 123R”), Share-Based Payment. SFAS No. 123R covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS No.123R replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities (other than those filing as small business issuers) will be required to apply SFAS No. 123R as of the first interim or annual reporting period that begins after June 15, 2005. We have not yet evaluated the impact that implementing SFAS No. 123R will have on our financial position or results of operations.

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

AND

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED BALANCE SHEETS

October 31, 2004 and 2003

ASSETS	10/31/04	10/31/03
Current Assets:
Cash and cash equivalents (all funds are interest bearing)	$89,739	$178,315
Accounts receivable and notes receivable	506,993	705,408
Inventories	246,394	295,828
Prepaid expenses and other current assets	833,658	822,537
Deferred operating costs	0	2,509,778
Deferred tax asset	85,000	0
Total current assets	1,761,784	4,511,866
Cash held in escrow	134,907	309,308
Notes receivable noncurrent	299,986	353,238
Land and land development costs (5,124 acres per land ledger)	4,527,937	918,860
Properties:
Land held for investment, principally unimproved (14,615 and 14,389, respectively, acres per land ledger)	6,366,791	1,791,594
Land improvements, buildings and equipment - ski	43,353,302	41,435,444
Land improvements, buildings and equipment - commercial	26,255,727	5,828,587
Land improvements, buildings and equipment	1,754,707	6,045,496
	77,730,527	55,101,121
Less accumulated depreciation and amortization	38,993,172	35,944,275
	38,737,355	19,156,846
Assets held for sale	0	2,710,292
	$45,461,969	$27,960,410
LIABILITIES AND SHAREHOLDERS' EQUITY	10/31/04	10/31/03
Current Liabilities:
Notes payable - line of credit	$1,493,000	$1,188,000
Notes payable - demand note	2,500,000	0
Current installments of long-term debt and capital lease obligations	1,010,746	7,101,661
Accounts and other payables	1,708,615	979,509
Accrued claims	99,282	250,942
Deferred revenue	747,638	737,533
Accrued pension expense	606,406	733,710
Accrued liabilities	699,959	824,998
Deferred income taxes	0	832,000
Total current liabilities	8,865,646	12,648,353
Long-term debt and capital lease obligations, less current installments	14,871,062	3,889,095
Deferred income non-current	515,631	515,631
Other non-current liabilities	5,764	12,572
Deferred income taxes	5,434,000	1,371,000
Commitments and contingencies
Combined shareholders' equity:
Capital stock, without par value, stated value $.30 per combined share, Blue Ridge and Big Boulder each authorized 3,000,000 shares, each issued 2,198,148 shares	659,444	659,444
Capital in excess of stated value	1,461,748	1,461,748
Compensation recognized under employee stock plans	200,900	200,900
Earnings retained in the business	15,533,181	9,287,074
	17,855,273	11,609,166

Less cost of 282,018 shares of capital stock in treasury as of October 31, 2004 and 2003, respectively.	2,085,407	2,085,407
	15,769,866	9,523,759
	$45,461,969	$27,960,410

The accompanying notes are an integral part of the combined financial statements.

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

AND

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED STATEMENTS OF OPERATIONS

AND EARNINGS RETAINED IN THE BUSINESS

for the years ended October 31, 2004, 2003 and 2002

	10/31/04	10/31/03	10/31/02
Revenues:
Ski operations	$9,742,230	$10,269,984	$10,015,075
Real estate management	3,236,598	3,129,394	3,029,396
Summer recreation operations	1,944,023	1,876,724	2,439,963
Land resource management	1,321,443	2,620,907	1,280,021
Rental income	1,131,159	320,509	333,443
	17,375,453	18,217,518	17,097,898
Costs and expenses:
Ski operations	9,944,341	10,669,427	10,108,567
Real estate management	2,986,785	2,750,152	2,585,552
Summer recreation operations	1,660,939	1,738,786	2,250,002
Land resource management	1,125,127	585,137	523,542
Rental income	749,105	331,665	242,269
General and administration	898,315	1,055,746	703,976
Asset impairment loss	1,021,034	0	0
	18,385,646	17,130,913	16,413,908
(Loss) income from continuing operations	(1,010,193)	1,086,605	683,990

Other income (expense):
Interest and other income	1,076,964	22,475	18,066
Interest expense	(591,969)	(259,754)	(207,888)
	484,995	(237,279)	(189,822)

(Loss) income from continuing operations before income taxes	(525,198)	849,326	494,168

Provision (credit) for income taxes:
Current	(71,000)	(14,000)	14,000
Deferred	61,000	682,000	219,591
	(10,000)	668,000	233,591

Net (loss) income before discontinued operations and cumulative effect	(515,198)	181,326	260,577

Discontinued operations (including $12,026,867 gain on disposal in 2004)	12,445,083	(1,445,463)	645,181

Provision (credit) for income taxes on discontinued operations:
Current	89,000	0	219,000
Deferred	4,089,000	(385,000)	0
	4,178,000	(385,000)	219,000

Net income (loss) from discontinued operations	8,267,083	(1,060,463)	426,181

Net income (loss) before cumulative effect of change in accounting principle	7,751,885	(879,137)	686,758

Cumulative effect of change in accounting principle (net of tax effect of $1,004,000)	(1,505,778)	0	0
Net income (loss)	6,246,107	(879,137)	686,758

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

AND

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED STATEMENTS OF OPERATIONS

AND EARNINGS RETAINED IN THE BUSINESS

for the years ended October 31, 2004, 2003 and 2002

	10/31/04	10/31/03	10/31/02

Earnings retained in business:
Beginning of year	9,287,074	10,166,211	9,479,453
End of year	$15,533,181	$9,287,074	$10,166,211

Pro forma amounts assuming the change in accounting principle applied retroactively:
Pro forma net income (loss)	$7,751,885	($1,019,533)	$585,174

Basic earnings (loss) per weighted average combined share:
Net (loss) income before discontinued operations and cumulative effect	($0.27)	$0.15	$0.15
Income (loss) from discontinued operations, net of tax	4.31	(0.60)	0.21
Cumulative effect of change in accounting principle, net of tax	(0.79)	0.00	0.00

Net income (loss)	$3.26	($0.45)	$0.36

Diluted earnings (loss) per weighted average combined share:
Net (loss) income before discontinued operations and cumulative effect	($0.26)	$0.15	$0.14
Income (loss) from discontinued operations, net of tax	4.22	(0.60)	0.22
Cumulative effect of change in accounting principle, net of tax	(0.77)	0.00	0.00

Net income (loss)	$3.19	($0.45)	$0.36

Pro forma amounts assuming the change in accounting principle applied retroactively:

Pro forma basic earnings (loss) per weighted average combined share	$4.05	($0.53)	$0.31

Pro forma diluted earnings (loss) per weighted average combined share	$3.96	($0.53)	$0.30

The accompanying notes are an integral part of the combined financial statements.

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

AND

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED STATEMENTS OF CASH FLOWS

for the years ended October 31, 2004, 2003 and 2002

	10/31/04	10/31/03	10/31/02
Cash Flows (Used In) Provided By Operating Activities:
Net income (loss)	$6,246,107	($879,137)	$686,758
Adjustments to reconcile net income (loss) to net
cash provided by (used in) operating activities:
Depreciation, amortization and impairment loss	4,314,827	2,050,863	1,897,753
Deferred income taxes	3,146,000	297,000	438,591
(Gain) loss on sale of assets	(13,097,691)	24,384	5,490
Compensation cost under employee stock plans	0	200,900	0
Changes in operating assets and liabilities:
Accounts receivable and notes receivable	251,667	(670,354)	(11,454)
Prepaid expenses and other current assets	38,313	47,305	(203,517)
Deferred operating costs	1,554,505	(73,730)	(170,745)
Land and land development costs	(3,609,077)	(918,860)	0
Accounts payable and accrued liabilities	318,295	128,102	213,799
Deferred revenue	10,105	39,291	59,367
Net cash (used in) provided by operating activities	(826,949)	245,764	2,916,042
Cash Flows Used In Investing Activities:
Proceeds from disposition of assets	15,894,314	17,504	18,344
Additions to properties	(18,689,878)	(2,661,513)	(3,149,214)
Cash held in escrow	174,401	(201,399)	(107,909)
Net cash used in investing activities	(2,621,163)	(2,845,408)	(3,238,779)
Cash Flows Provided By Financing Activities:
Borrowings under line of credit	9,723,180	5,592,000	1,700,000
Payment of line of credit	(9,418,180)	(5,004,000)	(1,748,195)
Proceeds from demand note payable	2,500,000	0	0
Proceeds from long-term financing	15,734,076	3,218,400	1,100,000
Payment of long-term debt and capital lease obligations	(15,179,540)	(1,289,227)	(720,435)
Purchase of treasury stock	0	(525)	(10,500)
Net cash provided by financing activities	3,359,536	2,516,648	320,870
Net (decrease) in cash and cash equivalents	(88,576)	(82,996)	(1,867)
Cash and cash equivalents, beginning of year	178,315	261,311	263,178
Cash and cash equivalents, end of year	$89,739	$178,315	$261,311

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$670,747	$421,105	$376,431
Income taxes	$19,435	$9,947	$116,233

Supplemental disclosure of non cash investing and financing activities:
Additions to property acquired through capital lease obligations	$283,398	$1,011,778	$0
Seller financed property additions	$4,053,118

The accompanying notes are an integral part of the combined financial statements

NOTES TO COMBINED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Combination:

   The combined financial statements include the accounts of Blue Ridge Real Estate Company (Blue Ridge) and its wholly-owned subsidiaries, Northeast Land Company, Jack Frost Mountain Company, Boulder Creek Resort Company, BRRE Holdings, Inc., Oxbridge Square Shopping Center, LLC, Coursey Commons Shopping Center, LLC, Coursey Creek, LLC and Cobble Creek, LLC; and Big Boulder Corporation (Big Boulder) and its wholly-owned subsidiaries, Lake Mountain Company and BBC Holdings, Inc. Under a Security Combination Agreement between Blue Ridge and Big Boulder and under the by-laws of both Companies, shares of the Companies are combined in unit certificates, each certificate representing concurrent ownership of the same number of shares of each company; shares of each company may be transferred only together with an equal number of shares of the other company. All significant intercompany accounts and transactions are eliminated.

Revenue Recognition:

   Revenues are derived from a wide variety of sources, including sales of lift tickets, ski school tuition, dining, retail stores, equipment rental, property management services, timbering and other recreational activities. Revenues are recognized as services are performed or products are delivered. Timbering revenues from stumpage contracts are recognized in accordance with Staff Accounting Bulletin No. 104 - Revenue Recognition, ("SAB 104").  At the time a stumpage contract is signed, the risk of ownership has been passed to the buyer at a fixed, determinable cost.  Reasonable assurance of collectibility has been determined by the date of signing, and the few obligations of the Companies have already been met.  Therefore, full accrual recognition at the time of contract execution is appropriate under SAB 104 guidance.

Seasonality:

   Operations are highly seasonal at both ski mountains with the majority of revenues realized during the ski season from late November through the end of March.  The length of the ski season and the profitability of operations are significantly impacted by weather conditions.  Although the mountains have snowmaking capacity to mitigate some of the effects of adverse weather conditions, abnormally warm weather or lack of adequate snowfall can materially affect revenues.

Disposition of Land and Resort Homes:

   The Companies recognize income on the disposition of real estate in accordance with the provisions of Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate" (SFAS 66). Down payments of less than 20% are accounted for as deposits as required by SFAS No. 66.

   The costs of developing land for resale as resort homes and the costs of constructing certain related amenities are allocated to the specific parcels to which the costs relate. Such costs, as well as the costs of construction of the resort homes, are charged to operations as sales occur. Land held for resale and resort homes under construction are stated at lower of cost or market.

Land and Land Development Costs:

  The Companies capitalize as land and land development costs, the original acquisition cost, direct construction and development costs, property taxes, interest incurred on costs related to land under development and other related costs (engineering, surveying, landscaping, etc.) until the property reaches its intended use.  The cost of sales for individual parcels of real estate or condominium units within a project is determined using the relative sales value method.  Selling expenses are charged against income in the period incurred.

Properties and Depreciation:

   Properties are stated at cost. Depreciation and amortization is provided principally using the straight-line method over the following years:

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

   Impairment losses are recognized in operating income as they are determined.  The Companies review their long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  In that event, the Companies calculate the expected future net cash flows to be generated by the asset.  If those net future cash flows are less than the carrying value of the asset, an impairment loss is recognized in operating income.  The impairment loss is the difference between the carrying value and the fair value of the asset.  Two impairment losses were recorded as of October 31, 2004.

Deferred Operating Costs:

   Prior to fiscal 2004, management deferred operating costs related to ski operations in order to match those costs to revenues generated during the ski operating period which is principally the months of December through March.  Management has changed that principle and now recognizes ski costs as they occur.  The principle change and its effect on the financial statements are detailed in Note 2 “Change in Accounting Principle.”

Inventories:

  Inventories consist of food, beverage, and retail merchandise and are stated at cost which approximates market, with cost determined using the first-in, first-out method.

Deferred Revenue:

     Deferred revenue consists of revenue billed in advance for services and dues that are not yet earned. Revenue billed in advance for services consists of season lift tickets and advance ticket sales and gift certificates for the ski resorts. The Companies recognize revenue billed in advance ratably over the principal months of the ski season, December through March. Dues that are not yet earned consist of rents related to our commercial properties that have been paid in advance, and dues related to memberships in our hunting and fishing clubs paid in advance. The Companies recognize revenue related to the hunting and fishing clubs over the one-year period that the dues cover.

Income Taxes:

   The Companies account for income taxes utilizing the asset and liability method of recognizing the tax consequence of transactions that have been recognized for financial reporting or income tax purposes.  Among other things, this method requires current recognition of the effect of changes in statutory tax rates on previously provided deferred taxes.  Valuation allowances are established, when necessary, to reduce tax assets to the amount expected to be realized. Blue Ridge, including its subsidiaries, and Big Boulder, including its subsidiaries, report as separate entities for federal income tax purposes. State income taxes are reported on a separate company basis.

Deferred Income:

   Amounts received under a contract with the Pennsylvania Department of Transportation for reimbursement of the cost of a constructed asset are deferred.  The amounts will be recognized as income over the period in which depreciation on those assets is charged.  This asset has not yet been placed in service.

Advertising Costs:

   Advertising costs directly related to ski operations were previously capitalized and included with deferred operating costs.  As of the April 1, 2004 change in accounting principle, advertising costs are now expensed when incurred (Note 2).  Advertising expense for Fiscal 2004, 2003 and 2002 was $1,509,994, $1,385,482 and$1,463,455, respectively.

Use of Estimates and Assumptions:

  The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  For example, unexpected changes in market conditions or a downturn in the economy could adversely affect actual results.  Estimates are used in accounting for, among other things, inventory obsolescence, accounts and notes receivables, legal liability, insurance liability, depreciation, employee benefits, taxes, and contingencies.  Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the combined financial statements in the period they are determined to be necessary.

     Management believes that its accounting policies regarding revenue recognition, deferred operating costs, long lived assets, deferred revenues, income taxes and other reserves, among others, affect its more significant judgments and estimates used in the preparation of its Combined Financial Statements.  For a description of these critical accounting policies and estimates, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.  Management has changed the method of recording deferred operating costs since the Companies' fiscal year ended October 31, 2003. (Note 2)

Statement of Cash Flows:

   For purposes of reporting cash flows, the Companies consider cash equivalents to be all highly liquid investments with maturities of three months or less when acquired.

Concentration of Credit Risk:

   Financial instruments which potentially subject the Companies to concentration of credit risk consist principally of temporary cash investments. The Companies’ temporary cash investments are held by financial institutions. The Companies have not experienced any losses related to these investments.

Earnings (Loss) Per Share:

   Basic earnings (loss) per share is calculated based on the weighted-average number of shares outstanding.  Diluted earnings (loss) per share includes the dilutive effect of stock options.

Business Segments:

   We operate in four business segments, which consist of the Ski Operations, Real Estate Management/Rental Operations, Summer Recreational Operations and Land Resource Management segments.  Our business segments were determined from our internal organization and management reporting, which are based primarily on differences in services.  Financial information about our segments can be found in note 14 to our audited combined financial statements.

Stock Compensation:

   The Companies apply APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its employee stock options as permitted by SFAS No. 123, "Accounting for Stock Based Compensation", and SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." Under APB No. 25, because the exercise price of the employee stock options equals the estimated fair market value of the Companies' underlying stock on the date of the grant, no compensation expense is recognized. However, during Fiscal 2003, the original term of 35,000 options granted at an original exercise price of $6.75 were extended to July 1, 2008. In accordance with FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” ("FIN 44"), the extension of the life of the award requires a new measurement of compensation as if the award was newly granted. Because the exercise price was less than the current fair market value at the new date of grant, compensation cost of $122,900, net of tax has been recognized in the combined statement of operations.

   Had compensation cost for the Companies' employee stock option plan been determined consistent with SFAS No. 123 and SFAS No. 148, the Companies' net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	10/31/04	10/31/03	10/31/02

Net income (loss), as reported	$ 6,246,107	$ (879,137)	$ 686,758
Add: Stock-based employee
compensation expense included in
reported net (loss) income, net of
related tax effects	-	122,900	-
Deduct: Total stock-based employee
compensation expense determined
under fair value based method for
all awards, net of tax effects	(372,557)	(346,368)	(82,276)

Pro forma net income (loss)	$ 5,873,550	$ (1,102,605)	$ 604,482

Basic earnings (loss) per share:
As reported	$ 3.26	$ (0.45)	$ 0.36
Pro forma	$ 3.09	$ (0.57)	$ 0.32

Diluted earnings (loss) per share:
As reported	$ 3.19	$ (0.45)	$ 0.36
Pro forma	$ 3.00	$ (0.57)	$ 0.31

   Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models.  These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Companies' calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2004, 2003 and 2002, respectively: 3.8, 4.4 and 5.6 years expected life; stock volatility of 22.3%, 5.9% and 4.1%; a risk-free interest rate of 3.6%, 3.0% and 2.5%; and no dividends during the expected term.

Reclassification:

   Certain amounts in the 2003 and 2002 combined financial statements have been reclassified to conform to the 2004 presentation.

New Accounting Pronouncements:

   In January 2003, the Financial Accounting Standards Board issued FIN No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"), which addresses whether certain types of entities, referred to as variable interest entities ("VIE’s"), should be consolidated in a company's financial statements. A VIE is an entity that either: (1) has equity investors that lack certain essential characteristics of a controlling financial interest, including the ability to control the entity, the obligation to absorb the entity's expected losses and the right to receive the entity's expected residual returns, or (2) lacks sufficient equity to finance its own activities without financial support provided by the other entities, which in turn would be expected to absorb at least some of the expected losses of the VIE. An entity should consolidate a VIE if it stands to absorb a majority of the VIE's expected losses or to receive a majority of the VIE's expected residual returns. FIN No. 46 is effective now for new VIE's formed after December 31, 2003. Application of FIN No. 46 for VIE's created prior to January 1, 2004 is required for the first annual period beginning after December 15, 2004. The Companies do not expect the adoption of FIN No. 46 to have a significant impact on its financial position or results of operations.

   In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement No. 123 revised (“SFAS No. 123R”), Share-Based Payment. SFAS No. 123R covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS No.123R replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities (other than those filing as small business issuers) will be required to apply SFAS No. 123R as of the first interim or annual reporting period that begins after June 15, 2005. The Companies have not yet evaluated the impact that implementing SFAS No. 123R will have on their financial position or results of operations.

2.  CHANGE IN ACCOUNTING PRINCIPLE

   Prior to Fiscal 2004, management’s estimate of deferred operating costs was primarily based on deferring costs directly related to ski operations in order to match those costs to the period in which ski operating revenues are recognized. Ski operating revenues are recognized principally over the months of December through March.  Effective April 1, 2004, the Companies elected to change their method of deferring certain ski operating costs incurred during the non-ski season.  Upon investigation of competitors’ practices, management has determined that a change in accounting principle should be made in order to report ski operations in accordance with the predominant industry practice used by similar operating companies.  Additionally, the Companies believe the new method better enables users of the financial statements, including management, to benchmark the Companies’ ski operations segment results against their competitors by removing the timing difference associated with matching certain ski operating costs incurred in a prior fiscal year against current fiscal year ski operating revenues.  The effect of this change in accounting principle is a $2,509,778 decrease in net income, net of a deferred tax benefit of $1,004,000 and is reflected in the Combined Statements of Operations.

3.  DISCONTINUED OPERATIONS

    Effective March 10, 2004, the Companies discontinued operation of the Dreshertown Shopping Center as a result of the property being sold.  Previously this discontinued operation was included in the Real Estate Management / Rental Income business segment of the combined statement of operations.

Operating results of the discontinued operation in Fiscal years 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Revenues	$720,018	$1,644,100	$1,538,013
Expenses	(301,802)	(3,089,563)	(892,832)
Income (loss) from operations	418,216	(1,445,463)	645,181
Gain on sale	12,026,867	0	0
Income (loss) from discontinued operations before income taxes	$12,445,083	($1,445,463)	$645,181

Assets and liabilities of the discontinued operation in Fiscal years 2004 and 2003 are as follows:

	2004	2003

Accounts receivable	$ 0	$ 107,417
Prepaid expenses	0	155,434
Property and equipment – net	0	2,401,897
Total assets	$ 0	$ 2,664,748

Security Deposits – tenants	$ 0	$ 85,886
Accrued expenses	0	167,308
Current installments of long-term debt	0	6,282,999
Total liabilities	$ 0	$6,536,193

4. CONDENSED FINANCIAL INFORMATION:

   Condensed financial information of the constituent Companies, Blue Ridge and its subsidiaries and Big Boulder and its subsidiaries, at October 31, 2004, 2003 and 2002 and for each of the years then ended is as follows:

	Blue Ridge and Subsidiaries
	10/31/04	10/31/03	10/31/02
FINANCIAL POSITION:
Current assets	$1,761,784	$2,342,819	$1,822,718
Total assets	38,318,248	20,238,523	17,601,995
Current liabilities	7,649,751	11,531,451	9,128,902
Shareholders' equity	10,783,896	3,801,014	4,454,828
OPERATIONS:
Revenues	12,288,890	12,508,769	11,193,063
(Loss) income from continuing operations and before taxes	(878,170)	744,276	306,113
(Credit) provision for income taxes	(91,000)	627,000	161,639
Net income (loss)	6,982,885	(854,187)	570,655

	Big Boulder and Subsidiaries
	10/31/04	10/31/03	10/31/02
FINANCIAL POSITION:
Current assets	$ 0	$2,169,047	$2,268,339
Total assets	7,143,721	7,721,887	7,043,833
Current liabilities	1,215,895	1,116,902	876,761
Shareholders' equity	4,985,970	5,722,745	5,747,693
OPERATIONS:
Revenues	5,086,563	5,708,749	5,904,835
Income (loss) from continuing operations and before taxes	352,972	105,050	188,055
Provision (credit) for
income taxes	81,000	41,000	71,952
Net (loss) income	(736,778)	(24,950)	116,103

5.  SHORT-TERM FINANCING:

  Management has two lines of credit with Manufacturers and Traders Trust Company totaling $3.1 million.  The $2.1 million line is used for general operation and the $1 million line was secured for real estate transactions.  At October 31, 2004, Blue Ridge had utilized approximately $1,043,000 of the general line of credit, aggregating $2,100,000 which is an on demand line with no expiration date. The line of credit bears interest at 1% less than the prime rate (3.75% at October 31, 2004).  At October 31, 2004, the Companies had also utilized $450,000 of the real estate line of credit, aggregating $1,000,000.  The real estate line of credit bears interest at .50% less than the prime rate (4.25% at October 31, 2004).  The weighted average interest rate at October 31, 2004 was 3.71%.  The agreement requires, among other things, that the Companies comply with consolidated debt to worth, debt service coverage and tangible net worth ratios.  The Companies have met or obtained waivers for each of these covenants at January 27, 2005.  The line of credit agreement enables the Companies to issue letters of credit in amounts up to $100,000.  At October 31, 2004, a $20,000 letter of credit to Tobyhanna Township was outstanding.  Outstanding letters of credit reduce the amounts available under the line of credit.

   During Fiscal 2004, management entered into a $2,500,000 demand note payable with Manufacturers and Traders Trust Company.  Interest is due and payable monthly at the bank's prime rate which was 4.75% at October 31, 2004.  The principal of the note is payable on demand or absent an earlier demand, payable in entirety on maturity date of June 14, 2005.

6.  LONG-TERM DEBT:

Long-term debt as of October 31, 2004 and 2003 consists of the following:

	10/31/04	10/31/03
Mortgage note payable to bank, interest is LIBOR plus 160 basis points (2.73% at March 31, 2004) payable monthly with principal reduction of $18,000 through maturity, March 2004	$0	$4,383,000

Mortgage note payable to bank, interest at 80% of the bank's prime rate (3.80% at October 31, 2004) payable in monthly installments of $24,187 plus interest through Fiscal 2005	241,874	532,120

Mortgage note payable to insurance company, interest fixed at 10.5% payable in monthly installments of $15,351 including interest through Fiscal 2014	1,081,488	1,148,278

	10/31/04	10/31/03
Mortgage note payable to bank, interest at LIBOR plus 200 basis points, (fixed at a SWAP rate 3.61% at October 31, 2004), payable monthly with principal reduction of $39,286 per month January to April through 2009 (a), (b)	785,714	942,857

Mortgage note payable to bank, interest fixed at 4.33% (effective 5/27/04 for one year, thereafter rate to be negotiated) payable in monthly installments of $8,707 including interest through Fiscal 2008	748,192	819,958

Mortgage note payable to bank, interest fixed at 4.69% (effective 10/01/04 for one year of loan, thereafter rate to be negotiated) payable in monthly installments of $1,699 including interest through Fiscal 2008	148,371	465,590

Mortgage note payable to bank, interest at the bank's prime rate (4% at March 31, 2004) payable in entirety upon maturity date of April 30, 2004.	0	1,900,000

Capital lease obligation payable to bank, implicit interest at 5.28%, payable in 20 principal and interest installments of $18,498 in the months of January to April through Fiscal 2007	199,646	258,946

Capital lease obligation payable to bank, implicit interest at 5.28%, payable in 20 principal and interest installments of $38,300 in the months of January to April through Fiscal 2007	415,738	540,007

Capital lease obligation payable to bank, implicit interest at 4.89%, payable in 20 principal and interest installments of $16,059 in the months of January to April through Fiscal 2008	222,861	0

Mortgage note payable to finance company, interest fixed at 7.40% payable in monthly installments of $33,091 including interest through Fiscal 2023	4,012,134	0

Mortgage note payable to bank, interest fixed at 5.59% payable in monthly installments of $44,146 including interest through Fiscal 2014	7,691,714	0

Site development mortgage note payable to bank, interest at the bank's prime rate (4.75% at October 31, 2004) payable in installments of $45,100 due at the closing of each Laurelwoods unit with the balance due August 1, 2006. ( c )	334,076	0
	15,881,808	10,990,756
Less current installments	1,010,746	7,101,661
	$14,871,062	$3,889,095

Properties at cost, which have been pledged as collateral for long-term debt, include the following at October 31, 2004:

Investment properties leased to others	$2,190,470
Ski facilities	$17,578,911

(a) The Companies have entered into an interest swap agreement, which is considered a derivative financial instrument, to hedge its variable interest rate payment obligations on its long-term debt.  The derivative is not used for trading purposes and involves little complexity.  The notional amount of the interest rate swap agreement is equivalent to the principal balance of the long-term debt and is used to measure the interest to be paid or received, and does not represent the amount of exposure to credit loss.  Exposure to credit loss is limited to the receivable amount, if any, that may be generated as a result of this swap agreement.

The fair value of the derivative financial instrument, which is the amount the Companies would receive or pay to terminate the agreement, is not significant.  No carrying amounts were recorded in the accompanying combined balance sheet and no gains or losses were recognized in income during 2004.

(b) During Fiscal 2002 the Companies entered into a $1,100,000 mortgage note payable with Manufacturers and Traders Trust Company.  The agreement requires, among other things, that the Companies comply with annual consolidated debt to worth and consolidated debt service coverage ratios and meet a consolidated tangible net worth threshold.  The Companies have not met the required consolidated debt to worth ratio at October 31, 2004.  The primary reason for default is the additional demand note classified as current which totals $2,500,000.  The Companies have met the consolidated debt service coverage ratio and the required tangible net worth threshold and have obtained a waiver for the covenant in default at January 27, 2005.

(c)  During Fiscal 2004 the Companies entered into a site development mortgage note with Manufacturers and Traders Trust Company aggregating an amount not to exceed $864,820.  The funds are specifically earmarked for the development of infrastructure relating to the construction of 23 homes in Laurelwoods.  The payment of this note will occur as each home sale closes in equal installments of $45,100. The Bank agreed, subject to the conditions contained in the loan agreement, to issue on the Companies' behalf, an irrevocable standby Letter of Credit to Kidder Township in an amount not to exceed $864,820 for the purpose of guaranteeing completion of the infrastructure improvements to the Laurelwoods premises as required by Kidder Township.  The amount of the Letter of Credit is to be reduced as the site improvements and infrastructure work is completed and shall be for a maximum period of two years.  The Letter of Credit is part of, and reduces availability under the site development note (d).  The Letter of Credit amount was $530,744 as of October 31, 2004.

(d) During Fiscal 2004 the Companies entered into a construction line of credit mortgage note with Manufacturers and Traders Trust Company aggregating an amount not to exceed $4,100,000.  The funds will be used for construction of new units in the Laurelwoods premises and will bear interest at the bank's prime rate (4.75% at October 31, 2004).  Advances for each unit shall be permitted based upon progression of construction as determined by the bank based upon its reasonable discretion and further based upon written certification of the completion of the applicable construction phase based upon a determined draw schedule.  No advances on the loan were taken as of October 31, 2004.

The aggregate amount of long-term debt maturing in each of the five years ending subsequent to October 31, 2004, is as follows:  2005 - $1,010,746;   2006 - $1,143,039;    2007 - $851,878;    2008 - $669,107;   2009-$1,062,421;  thereafter $11,144,617.

7.   INCOME TAXES:

   The provision (credit) for income taxes is as follows:

	10/31/04	10/31/03	10/31/02
Currently payable:
Federal	($89,000)	($14,000)	$14,000
State	18,000	0	0
	(71,000)	(14,000)	14,000
Deferred:
Federal	(474,000)	383,000	149,865
State	535,000	299,000	69,726
	61,000	682,000	219,591
	($10,000)	$668,000	$233,591

A reconciliation between the amount computed using the statutory federal income tax rate and the provision (credit) for income taxes is as follows:

	10/31/04	10/31/03	10/31/02
Computed at statutory rate	($178,567)	$288,771	$168,017
State net operating losses subject to valuation allowance	(233,000)	204,356	0
State income taxes, net of federal income tax	364,980	197,340	46,019
Nondeductible expenses	3,852	1,980	0
Other	32,735	(19,563)	19,555
AMT (utilization) tax	0	(4,884)	0
Provision (credit) for income taxes	($10,000)	$668,000	$233,591

    The components of the deferred tax assets and (liabilities) as of October 31, 2004 and 2003 are as follows:

	10/31/04	10/31/03
Current deferred tax asset (liability):
Deferred operating costs	$0	($1,040,000)
Accrued expenses	55,000	180,000
Deferred revenues	30,000	28,000

Current deferred tax asset (liability)	85,000	(832,000)

Noncurrent deferred tax liability:
Depreciation	(7,444,000)	(3,406,000)
Deferred income, sewer line and tower	212,000	214,000
Capital lease obligation	3,000	(4,000)
Net operating losses and AMT credit carryforward	3,208,000	2,920,000
Valuation allowance	(1,413,000)	(1,095,000)

Noncurrent deferred tax liability	(5,434,000)	(1,371,000)

Deferred income tax liability, net	($5,349,000)	($2,203,000)

   At October 31, 2004,  the Companies have $245,620 of Alternative Minimum Tax (AMT) credit carryforward available to reduce future income taxes.  The AMT credit has no expiration date.

   At October 31, 2004, the Companies have available approximately $5,241,000 of federal net operating losses.The Companies also have state net operating loss carryforwards of approximately $11,817,000, that will begin to expire in 2005.  The Companies have recorded a valuation allowance against state net operating losses, which are not expected to be utilized.

8.   PENSION BENEFITS:

Weighted Average Assumptions	10/31/04	10/31/03	10/31/02
Discount Rates used to determine net periodic benefit cost as of October 31, 2004, 2003 and 2002	6.50%	6.50%	7.25%
Expected long-term rates of return on assets	8.50%	8.50%	8.50%
Rates of increase in compensation levels	4.00%	4.00%	4.00%

Change in Benefit Obligation	10/31/04	10/31/03
Benefit obligation at beginning of year	$4,412,671	$3,525,594
Service cost (net of expenses)	220,086	194,237
Interest cost	279,984	261,011
Plan amendments	0	0
Actuarial (gain) loss	(28,511)	591,074
Benefit payments	(164,287)	(159,245)
Benefit obligation at end of year	$4,719,943	$4,412,671

Change in Plan Assets	10/31/04	10/31/03
Fair value of plan assets at beginning of year	$2,736,947	$2,207,622
Actual return on plan assets	97,286	255,142
Employer contributions	458,512	476,586
Benefits paid	(164,287)	(159,245)
Actual expenses paid during the year	(45,468)	(43,158)
Fair value of plan assets at end of year	$3,082,990	$2,736,947

Reconciliation of Funded Status of the Plan	10/31/04	10/31/03
Funded status at end of year	($1,636,953)	($1,675,724)
Unrecognized transition obligation	72,785	81,265
Unrecognized net prior service cost	7,081	7,692
Unrecognized net actuarial gain	950,681	853,057
Net amount recognized at end of year	($606,406)	($733,710)

Amounts Recognized in the Combined Balance Sheets	10/31/04	10/31/03
Prepaid benefit cost	$0	$0
Accrued benefit cost	(606,406)	(733,710)
Intangible asset	0	0
Accumulated other comprehensive income	0	0
Net amount recognized	($606,406)	($733,710)

Additional Year-End Information for Pension Plans with Accumulated Benefit Obligations in Excess of Plan Assets	10/31/04	10/31/03
Projected benefit obligation	$4,719,943	$4,412,671
Accumulated benefit obligation	$3,638,886	$3,433,026
Fair value of plan assets	$3,082,990	$2,736,947

Pension Expense Reconciliation	10/31/04	10/31/03
Prepaid (accrued) benefit cost at beginning of year	($733,710)	($890,493)
Net periodic benefit cost	(331,208)	(319,803)
Contributions	458,512	476,586
Prepaid (accrued) benefit cost at end of year	($606,406)	($733,710)

Components of Net Periodic Benefit Cost	10/31/04	10/31/03	10/31/02
Service cost	$263,286	$237,437	$170,579
Interest cost	279,984	261,011	219,313
Expected return on plan assets	(245,414)	(201,264)	(228,316)

Amortization of transition obligation	8,480	8,480	8,480
Amortization of prior service cost	611	611	611
Amortization of accumulated gain	24,261	13,528	(12,754)
Total net periodic benefit cost	$331,208	$319,803	$157,913

Estimated Future Benefits Payments	Fiscal Year	Benefits
	2005	$182,965
	2006	$179,111
	2007	$186,763
	2008	$247,187
	2009	$235,373
	2010-2014	$1,469,603

The Companies expect to contribute $486,334 to the pension plan in fiscal 2005.

Measurement Date   October 31, 2004

Weighted Average Assumptions	For Determination of:
	Benefit Obligations as of October 31, 2004	Net Periodic Pension Cost for Year Ending October 31, 2004

Discount rate	6.50%	6.50%
Rate of compensation increase	4.00%	4.00%
Expected long-term return		8.50%

Weighted-average asset allocations	10/31/04	10/31/03
Asset Category
Equity	65.86%	62.56%
Fixed Income	23.70%	33.81%
Money Market	10.44%	3.63%
Total	100.00%	100.00%

The Company's goal is to conservatively invest the plan assets in higher-grade securities and other assets with a minimum risk of market fluctuation.  Based on the allocation of our assets between equity, fixed income and money market we estimate our long term rate of return to be approximately 8.5%.

9.  PROPERTIES:

     Properties consist of the following at October 31, 2004 and 2003.

	10/31/2004	10/31/2003
Land, held for investment	$6,366,791	$1,791,594
Land improvements	1,258,615	5,574,589
Corporate buildings	496,092	470,907
Buildings leased to others	26,255,727	5,828,587

Ski Facilities
Land	4,552	4,552
Land improvements	8,359,121	8,256,234
Buildings	6,792,365	6,792,365
Machinery & equipment	24,279,411	23,534,269
Equipment & furnishings	3,917,853	2,848,024
	77,730,527	55,101,121
Less accumulated depreciation and amortization	38,993,172	35,944,275
	$38,737,355	$19,156,846

Included in machinery and equipment is $1,328,250 and $1,011,780 of assets held under capital lease at October 31, 2004 and 2003.  Depreciation expense was $2,341,479 and $2,227,991 in Fiscal year 2004 and 2003.  Included in accumulated depreciation and amortization at October 31, 2004 are asset impairment losses totaling $1,021,034.  An impairment loss of $452,325 was recorded as a result of closing the Fern Ridge Campground and an impairment loss of $568,709 resulted from the closing of the Traxx Motocross Park.

10.  ACCRUED LIABILITIES:

          Accrued liabilities consist of the following at October 31, 2004 and 2003.

	10/31/2004	10/31/2003
Accrued Payroll	$263,602	$238,810
Accrued Security & Other Deposits	170,908	199,739
Accrued Professional Fees	98,424	210,959
Accrued - Miscellaneous	167,025	175,490
	$699,959	$824,998

11.  LEASES:

          The Companies are lessors under various operating lease agreements for the rental of land, land improvements and investment properties leased to others. Rents are reported as income over the terms of the leases as they are earned.  Shopping centers are leased to various tenants for renewable terms averaging 3.22 years with options for renewal.  A store has been net leased until October 31, 2024. Information concerning rental properties and minimum future rentals under current leases as of October 31, 2004 is as follows:

		Properties Subject to Lease
		Cost	Accumulated Depreciation
Investment properties leased to others		$22,418,516	$1,004,817
Land and land improvements		6,728,114	1,517,824
Minimum future rentals:
Fiscal years ending October 31:	2005	$2,183,045
	2006	1,796,951
	2007	1,428,317
	2008	1,079,056
	2009	812,914
	Thereafter	22,987,997
		$30,288,280

Thereafter, includes $1,428,000 under a land lease expiring in 2072 and $12,420,837 under a net lease for a store expiring in 2024. There were no contingent rentals included in income for the fiscal years ended October 31, 2004, 2003 and 2002.  Includes all option years and rental escalations, recognized using straight-line basis.

12.  FAIR VALUE OF FINANCIAL INSTRUMENTS

   The estimated fair values of the Companies' financial instruments are as follows at October 31, 2004 and 2003:

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
ASSETS:	10/31/04		10/31/03
Cash and cash equivalents	$ 89,739	$89,739	$178,315	$178,315
Accounts and notes receivable	506,993	506,993	705,408	705,408
Cash held in escrow	134,907	134,907	309,308	309,308

LIABILITIES:
Notes payable, line of credit	1,493,000	1,493,000	1,188,000	1,188,000
Notes payable, demand note	2,500,000	2,500,000	0	0
Accounts and other payables	1,708,615	1,708,615	979,509	979,509
Long-term debt	15,881,808	17,956,705	10,990,756	11,541,516

Fair Values were determined as follows:

Cash and cash equivalents, accounts receivable, cash held in escrow, notes payable, line of credit, notes payable-demand note, accounts and other payables:  The carrying amounts approximate fair value because of the short-term maturity of these instruments.

Long-term debt:  The fair value of notes payable is estimated using discounted cash flows based on current borrowing rates available to the Companies for similar types of borrowing arrangements.

13.  QUARTERLY FINANCIAL INFORMATION (Unaudited)

          The results of operations for each of the quarters in the last two years are presented below.

Quarter Year ended 10/31/04	Operating Revenues	Income (Loss) from Continuing Operations	Net Income (Loss)	Earnings (Loss) Per Weighted Avg. Combined Share
1st	$7,057,891	$368,100	$127,016	$0.07
2nd	6,153,694	880,586	7,566,167	3.94
3rd	2,628,174	(1,152,289)	(794,315)	(0.41)
4th	1,535,694	(1,106,590)	(652,761)	(0.34)
	$17,375,453	($1,010,193)	$6,246,107	$3.26
Year ended 10/31/03
1st	$7,996,925	$587,290	$370,786	$0.19
2nd	6,745,852	606,048	348,851	0.19
3rd	2,377,948	(416,622)	(1,471,221)	(0.77)
4th	1,096,793	309,889	(127,553)	(0.06)
	$18,217,518	$1,086,605	($879,137)	($0.45)

  The quarterly results of operations for Fiscal 2004 and 2003, reflect the cyclical nature of the Companies' business since (1) the Companies’ two ski facilities operate principally during the months of December through March and (2) land dispositions occur sporadically and do not follow any pattern during the fiscal year.

Revenues generated from advance ticket sales have been recorded as deferred revenue.

 14.  BUSINESS SEGMENT INFORMATION:

   The following information is presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."  In accordance with SFAS No. 131, the Companies' business segments were determined from the Companies' internal organization and management reporting, which are based primarily on differences in services.

    The Companies and the subsidiaries, under SFAS No. 131, operate in four business segments consisting of the following:

   Ski Operations:

      Ski Operations consist of two ski areas located in the Pocono Mountains of Northeastern Pennsylvania.

   Real Estate Management/Rental Operations

      Real Estate Management/Rental Operations consists of: investment properties leased to others located in Eastern Pennsylvania, South Carolina, Virginia and Louisiana; revenues derived from the management of investor-owned properties, principally resort homes; recreational club activities and services to the trusts that operate resort residential communities; sales of investment properties; and rental of land and land improvements.

   Summer Recreation Operations

      Summer Recreation Operations consist of seasonal recreational operating centers located in the Pocono Mountains of Northeastern Pennsylvania, which include the following: Splatter Paintball; Lake Mountain Sports Club; and Summer Music Festivals. As of July 31, 2004, we decided to close two summer operation centers. The Fern Ridge Campground was closed in October 2004.  Our decision to close the campground was based on Tobyhanna Township’s decision not to renew future approvals for our existing sewage disposal process. It is management’s position that the cost of connecting the campground to the township’s central sewage system was not cost effective and not in our best interest. We will be exploring different options as to the future use of the campground site which is located in close proximity to Interstate 80 and Route 115 in Blakeslee, Pennsylvania.  Traxx Motocross Park closed in November 2004.  We believe that this site, which is located next to the Jack Frost Mountain ski area, is a prime location for an additional housing community, which was the driving force behind our decision to close this park.

   Land Resource Management

      Land Resource Management consists of land sales, land purchases, timbering operations and a construction division.  Timbering operations consist of selective timbering on our land holdings.  Contracts are entered into for parcels which have had the timber selectively marked.  We are devising a long-term plan of managed timbering whereby significant attention is given to protecting the environment and retaining the value of the land.  The construction division is responsible for the residential land development activities which include overseeing the construction of single and multi-family homes and development of infrastructure.

      Funds expended to date for real estate development in Laurelwoods have been primarily for infrastructure improvements.  We are in the initial construction phase for 23 single family homes.  Other expenditures for all development projects in the planning phases include fees for architects, engineers, consultants, studies and permits.

	10/31/04	10/31/03	10/31/02
Revenues from continuing operations:
Ski operations	$9,742,230	$10,269,984	$10,015,075
Real estate management/rental operations	4,367,757	3,449,903	3,362,839
Summer recreation operations	1,944,023	1,876,724	2,439,963
Land resource management	1,321,443	2,620,907	1,280,021
	$17,375,453	$18,217,518	$17,097,898

Income (loss) from continuing operations:
Ski operations	($202,111)	($399,443)	($93,492)
Real estate management/rental operations	631,867	368,086	535,018
Summer recreation operations	(737,950)	137,938	189,961
Land resource management	196,316	2,035,770	756,479
	($111,878)	$2,142,351	$1,387,966

General and administrative expenses:
Ski operations	$503,676	$545,902	$378,322
Real estate management/rental operations	225,814	270,772	185,131
Summer recreation operations	100,506	99,757	92,170
Land resource management	68,319	139,315	48,353
	$898,315	$1,055,746	$703,976

	10/31/04	10/31/03	10/31/02
Interest and other income:
Ski operations	$5,267	($7,478)	$4,378
Real estate management/rental operations	1,087,604	29,953	13,688
Summer recreation operations	0	0	0
Land resource management	(15,907)	0	0
	$1,076,964	$22,475	$18,066
Interest expense:
Ski operations	$133,480	$112,450	$67,198
Real estate management/rental operations	449,521	145,846	140,690
Summer recreation operations	0	0	0
Land resource management	8,968	1,458	0
	$591,969	$259,754	$207,888

(Loss) income from continuing operations before income taxes	($525,198)	$849,326	$494,168

For the fiscal years ended October 31, 2004, 2003, and 2002, no one customer represented more than 10 % of total revenues.

   Identifiable assets, net of accumulated depreciation at October 31, 2004, 2003, and  2002 and depreciation expense and capital expenditures for the years then ended by business segment are as follows:

October 31, 2004	Identifiable Assets	Depreciation Expense	Capital Expenditures
Ski operations	$9,838,058	$1,598,268	$912,879
Real estate management/rental operations	28,335,485	446,184	21,490,490
Summer recreation operations	431,405	168,152	85,310
Land resource management	158,802	45,742	97,897
Other corporate	6,698,219	83,133	186,886
Total	$45,461,969	$2,341,479	$22,773,462

	Identifiable	Depreciation	Capital
October 31, 2003	Assets	Expense	Expenditures
Ski operations	$12,359,117	$1,585,448	$2,845,725
Real estate management/rental operations	10,876,228	402,031	1,707,395
Summer recreation operations	2,005,411	161,095	109,659
Land resource management	88,774	14,963	51,005
Other corporate	2,630,880	64,454	30,102
Total	$27,960,410	$2,227,991	$4,743,886

	Identifiable	Depreciation	Capital
October 31, 2002	Assets	Expense	Expenditures
Ski operations	$9,697,759	$1,291,229	$2,855,099
Real estate management/rental operations	9,388,281	368,288	56,795
Summer recreation operations	1,995,857	161,531	150,517
Land resource management	63,253	5,986	58,463
Other corporate	3,500,678	69,280	37,102
Total	$24,645,828	$1,896,314	$3,157,976

15. CONTINGENT LIABILITIES and COMMITMENTS:

   The Companies are party to various legal proceedings incidental to their business. Certain claims, suits, and complaints arising in the ordinary course of business have been filed or are possible of assertion against the Companies.  In the opinion of management, all such matters are without merit or are of such kind, or involve such amounts, which are not expected to have a material effect on the combined financial position or results of operations of the Companies.

16.  RELATED PARTY TRANSACTIONS:

Kimco is our controlling shareholder and Kimco Realty Corporation, the parent company of Kimco, is presently providing consulting services to us.  The services are focused on land development, acquisitions and disposals.  For the fiscal year ended October 31, 2004, Kimco was paid $285,000 in consulting fees.  Kimco Realty Corporation served as the management company for the Dreshertown Plaza Shopping Center from June 2003 to March 2004, at which point the shopping center was sold.  During its management term, Kimco Realty Corporation was paid $50,977 in management fees.

During June 2004, two commercial rental real estate properties were acquired, the Oxbridge Square Shopping Center, Richmond, Virginia and the Coursey Commons Shopping Center, Baton Rouge, Louisiana as replacement properties in our Real Estate Management/Rental Operations segment.  Together the properties approximated $20,000,000 of acquired value.  The purchase was financed by approximately $8,044,000 of cash held in escrow from the sale of Dreshertown Plaza, plus assuming a long-term note approximating $4,053,000 and obtaining a short-term bridge loan from Kimco Capital Corp., a wholly-owned subsidiary of Kimco Realty Corporation, approximating $7,375,000 with interest payable at 6% per annum.  As of September 3, 2004, the short-term bridge loan from Kimco Capital Corp. was paid in full and replaced with long-term financing with JP Morgan Chase Bank in the amount of $7.7 million.  As of the dates of purchase, a wholly-owned subsidiary of Kimco Realty Corporation was, and currently remains the management company for both shopping centers and receives a fixed monthly fee of 4.5% of rental income on store leases.  As of December 1, 2004, that subsidiary received $24,600 for management fees earned on the new shopping centers.

Michael J. Flynn, the Chairman of our board of directors, is also the President, Chief Operating Officer and Vice Chairman of the board of directors of Kimco Realty Corporation.  In addition, Patrick M. Flynn, who serves as one of our directors and is our President and Chief Executive Officer, is the Director of Real Estate at Kimco Realty Corporation.  Finally, Milton Cooper, who serves as one of our directors, also serves as Chief Executive Officer and Chairman of the board of directors of Kimco Realty Corporation.

17. STOCK OPTIONS and CAPITAL STOCK:

   During Fiscal 1998, the Companies adopted an employee stock option plan, under which an officer was granted options to purchase shares of the Companies' common stock.  The exercise price on the 35,000 options is $6.75 and the original term was extended in February 2003 to July 1, 2008.  In accordance with FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation ("FIN 44"), the extension of the life of the award requires a new measurement of compensation as if the award was newly granted.  Because the exercise price was less than the current fair market value at the date of the grant, compensation cost of $122,900, net of tax has been recognized in the combined statement of operations.

      During Fiscal 2002, additional corporate officers were granted stock options in varying amounts for a total of 11,000 shares, all expiring December 10, 2006.  Additionally, during Fiscal 2003, six key employees were granted stock options totaling 18,000 shares, due to expire on December 2, 2007.

   Option activity during the years ended October 31, 2004, 2003 and 2002 is as follows:

	10/31/04		10/31/03		10/31/02
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price	Shares
Outstanding at beginning of year:	64,000	$8.56	46,000	$7.65	35,000
Granted	32,000	$17.75	18,000	$10.90	11,000
Exercised	-	-	-	-	-
Canceled	-	-	-	-	-
Outstanding at end of year	96,000	$11.62	64,000	$8.56	46,000

Options exercisable at year-end	96,000	$11.62	64,000	$8.56	46,000

Option price range	$6.75 - $17.75		$6.75 - $10.90		$6.75 - $10.50
Weighted average fair value of options granted during year	$17.64		$8.20		$2.71

Weighted average remaining contractual life (in years)	3.8		4.4		5.6

No treasury shares were purchased during Fiscal 2004.  50 treasury shares and 1,000 treasury shares were purchased in Fiscal 2003 and 2002, respectively.

18.  PER SHARE DATA:

Earnings per share for the years ended October 31, 2004, 2003 and 2002 are computed as follows:

	10/31/04	10/31/03	10/31/02
Net earnings (loss)	$6,246,107	($879,137)	$686,758
Weighted average combined shares of common stock outstanding used to compute basic earnings per combined share	1,916,130	1,916,130	1,916,431
Additional combined common shares to be issued assuming exercise of stock options, net of combined shares assumed reacquired	43,793	19,114	13,899
Combined shares used to compute dilutive effect of stock option	1,959,923	1,935,244	1,930,330
Basic earnings (loss) per combined common share	$3.26	($0.45)	$0.36
Diluted earnings (loss) per combined common share	$3.19	($0.45)	$0.36

19.  SUBSEQUENT EVENTS:

     In Fiscal 2005 the Letter of Credit to Kidder Township for the purpose of guaranteeing completion of infrastructure work in the Laurelwoods development is satisfied.  The infrastructure work has been completed and as of January 2005 the Letter of Credit has been returned to Manufacturers and Traders Trust Company.

     In January 2005 several officers and key employees chose to exercise stock options totaling 33,000 shares.

     In November 2004 the Companies sold a parcel of land (approximately 1,560 acres) for $2,000,000.  The transaction was treated as a section 1031 tax deferred exchange.  Management has 45 days from the transaction date to identify potential exchange properties.

     In January 2005, the Companies filed a registration statement with the Securities and Exchange Commission pursuant to which the Companies are proposing to offer to existing shareholders non-transferable rights to purchase shares of common stock that have an aggregate value of $15,500,000, rounded to the nearest whole share.  Under the proposed rights offering, each of the shareholders will also have an over-subscription right.  In connection with filing the registration statement, the Companies entered into a Standby Securities Purchase Agreement with Kimco Realty Services, Inc., a wholly-owned subsidiary of Kimco Realty Corporation, which provides that Kimco Realty Services will purchase any and all shares of common stock not subscribed for by the shareholders in the proposed rights offering. The registration statement has not been declared effective by the Securities and Exchange Commission.  If the Companies commence the proposed rights offering, the Companies intend to use the proceeds from the rights offering to develop an eighteen-hole golf course at Jack Frost Mountain and infrastructure improvements for residential communities at Jack Frost and Big Boulder Areas.

Report of Independent Registered Public Accounting Firm

To Shareholders of

Blue Ridge Real Estate Company

and Big Boulder Corporation:

We have audited the accompanying combined balance sheets of Blue Ridge Real Estate Company and subsidiaries and Big Boulder Corporation and subsidiaries (the “Companies”) as of October 31, 2004 and 2003, and the related combined statements of operations and earnings retained in the business and cash flows for each of the three years in the period ended October 31, 2004. These financial statements are the responsibility of the Companies’ management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Blue Ridge Real Estate Company and subsidiaries and Big Boulder Corporation and subsidiaries as of October 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Note 2 to the combined financial statements, the Companies changed their method of accounting for deferred operating costs in 2004.

Parente Randolph, PC

Wilkes-Barre, Pennsylvania

January 10, 2005, except for
Note 5 and Note 6 paragraph (b)
as to which the date is January 27, 2005