Form 10-K, Exhibit 13
period 2005-10-31
BLUE RIDGE REAL ESTATE CO
filed 2006-02-14
CIK 12779

Exhibit 13.1

PORTIONS OF 2005 ANNUAL REPORT TO SHAREHOLDERS

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

COMBINED SUMMARY OF SELECTED FINANCIAL DATA

	10/31/05	10/31/04	10/31/03	10/31/02	7 Mos. ended 10/31/01
Revenues from continuing operations	$13,061,921	$7,633,223	$7,947,534	$7,082,823	$3,859,025
Net income (loss)	$1,932,000	$6,246,107	$ (879,137)	$ 686,758	$ (804,422)
Net income (loss) per combined share	$0.90	$3.26	($0.45)	$0.36	($0.42)
Cash dividends per combined share	0	0	0	0	0
Weighted average number of combined shares outstanding	2,385,024	1,916,130	1,916,130	1,916,431	1,917,858
Total assets	$57,116,743	$45,461,969	$27,960,410	$24,645,828	$22,926,443
Long-term debt and capital lease obligations	$13,149,742	$15,881,808	$10,990,756	$ 8,049,805	$ 7,670,240
Shareholders' equity	$33,663,614	$15,769,866	$ 9,523,759	$10,202,521	$ 9,526,263

FINANCIAL SECTION

Page

Quarterly Financial Information (Unaudited)

3

Stock and Dividend Information

4

Management’s Discussion and Analysis of Financial Condition and Results of Operations

5

Combined Balance Sheets

14

Combined Statements of Operations

15

Combined Statements of Changes in Shareholders’ Equity

17

Combined Statements of Cash Flows

18

Notes to Consolidated Financial Statements

19

Report of Independent Registered Public Accounting Firm

38

QUARTERLY FINANCIAL INFORMATION (Unaudited)

      The results of operations for each of the quarters in the last two years are presented below.

	1st	2nd	3rd	4th	Total
Year ended 10/31/05
Operating revenues	$5,132,390	$2,581,105	$2,478,126	$2,870,300	$13,061,921
Operating profit (loss)	$2,619,467	$87,734	$56,160	($62,312)	$2,701,049
Net income (loss) from discontinued operations	$439,090	$1,619,487	($917,765)	($704,691)	$436,121
Net income (loss) before cumulative effect of change in accounting principle	$1,751,846	$1,198,280	($784,316)	($233,810)	$1,932,000
Net income (loss)	$1,751,846	$1,198,280	($784,316)	($233,810)	$1,932,000
Net income (loss) before discontinued operations and cumulative effect per weighted average combined share	$0.68	($0.22)	$0.06	$0.18	$0.70
Net income (loss) per weighted average combined share	$0.91	$0.61	($0.48)	($0.14)	$0.90

	1st	2nd	3rd	4th	Total
Year ended 10/31/04
Operating revenues	$1,741,854	$1,136,884	$2,583,210	$2,171,275	$7,633,223
Operating profit (loss)	$383,156	($222,606)	($711,202)	($257,430)	($808,082)
Net income (loss) from discontinued operations	$864,845	$9,164,987	($936,577)	($1,047,763)	$8,045,492
Net income (loss) before cumulative effect of change in accounting principle	$955,174	$8,243,787	($794,315)	($652,761)	$7,751,885
Net income (loss)	$127,016	$7,566,167	($794,315)	($652,761)	$6,246,107
Net income (loss) before discontinued operations and cumulative effect per weighted average combined share	($0.38)	($0.47)	$0.07	$0.63	($0.15)
Net income (loss) per weighted average combined share	$0.07	$3.94	($0.41)	($0.34)	$3.26

     The quarterly results of operations for Fiscal 2005 and 2004 reflect the cyclical nature of the Companies' business since land dispositions occur sporadically and do not follow any pattern during the fiscal year.  Reclassifications in operating revenues and income (loss) from continuing operations in the quarters for years ended October 31, 2005 and 2004 reflect ski operations being classified as discontinued operations, as well as the sale of Dreshertown Plaza Shopping Center in Fiscal 2004.

STOCK AND DIVIDEND INFORMATION

Market Price of Common Stock

Our common stock is quoted on the OTC Bulletin Board under the symbol “BLRGZ.”  There has been a limited and sporadic trading market for our common stock.  However, our management does not believe such limited activity constitutes an established public trading market.  As of January 27, 2006, we had 559 holders of record of our common stock.

   The following sets forth the high asked and low bid price quotations as reported on the monthly statistical reports of the National Association of Securities Dealers, Inc. for Fiscal Years 2005 and 2004. No dividends were paid on common stock in either period.

Fiscal Year 2005

HIGH

LOW

ASKED

BID

First Quarter

36.10

27.50

Second Quarter

41.00

34.00

Third Quarter

45.00

37.75

Fourth Quarter

45.00

37.75

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Our principal business is the management and development of our real estate and rental properties.  Also significant to our operations is the development of “drive-to” and “destination” resort communities in and around our two ski areas, Jack Frost Mountain and Big Boulder.

Since the completion of our last large-scale real estate development project in the 1980s, which established our four resort communities, management was primarily focused on the promotion and maintenance of our two ski areas, our summer operations and the resort communities. Over the past four years, due to market trends and historically lower interest rates, management has refocused its attention on the further development of our real estate holdings.

For the fiscal year ended October 31, 2006, or Fiscal 2006, management intends to continue selective sales and purchases of land, some of which sales and purchases may be treated as section 1031 tax deferred exchanges.  We are also taking various steps to attract new land sale customers and home buyers; for example, we are offering financing opportunities for the purchase of land in and around our resort areas and we have begun construction of Phase I of the Laurelwoods Community of single family homes.  Additionally, we are moving forward with plans to develop the lands near both ski resorts with single and multi-family homes.  This is part of a comprehensive plan for our “core land” development in and around our two ski areas.  We will also continue to generate timbering revenues from selective harvesting of timber.

We own 17,245 acres of land in Northeastern Pennsylvania.  Of these land holdings, we have designated 5,124 acres as held for development and are moving forward with municipal approvals.  Based on a market study that we commissioned earlier this year, management believes that our primary focus should be on single and multi-family dwellings in proximity to our ski area.  It is expected that all of our planned developments will result in approximately 3,700 lots or units, some of which will be subdivided and sold as parcels of land, while others will be developed into single and multi-family housing.  We are in the process of seeking municipal approval for a community surrounding a new 18-hole golf course at Jack Frost Mountain that is scheduled to open during the summer of 2006.  This community is expected to include approximately 1,100 homes and will be comprised of approximately 40% single family homes and 60% multi-family units, as well as golf club amenities and the necessary infrastructure. We also expect that certain subdivisions may be sold outright in phases to nationally-recognized land developers in order to facilitate the market for housing and to reduce the inherent risk associated with any land development.

On April 1, 2005, we closed one of our summer recreational centers, Splatter Paintball Games, which resulted in the recognition of an impairment loss in the second quarter of Fiscal 2005.  The decision to close the Splatter Paintball Games was made because the playing fields used for the paintball games were being encroached upon by the construction of the golf course.

Recent Developments

On August 8, 2005, we entered into an agreement with Robert C. Young, Inc. in the amount of $2,427,291 to provide equipment, supplies and personnel for infrastructure improvements for Phase II of the Laurelwoods II residential development that is currently under construction on a parcel of property located at Big Boulder ski area in Lake Harmony, Pennsylvania. Construction of the infrastructure improvements are expected to be completed in the spring.

We previously operated in four business segments, which consisted of: Ski Operations, Real Estate Management/Rental Operations, Summer Recreational Operations and Land Resource Management.  Due to the lease of our two ski areas to JFBB Ski Areas, Inc. in December 2005, our Ski Operations segment has been discontinued.  By leasing the ski facilities to a third party operator, management expects to focus additional resources on real estate development at our current and proposed resort communities.  Going forward, the revenues and expenses attributed to the leasing of the ski areas will be included in the Real Estate Management/Rental Operations segment.  Therefore, we now currently operate in three business segments, which consist of the Real Estate Management/Rental Operations, Summer Recreational Operations and Land Resource Management segments.

On January 27, 2006, we entered into an agreement with Popple Construction Company, Inc. for infrastructure improvements of a residential housing development at Boulder Lake Village, located in Lake Harmony Pennsylvania.  The anticipated cost for the infrastructure improvements to Boulder Lake Village is approximately $2,250,000.

Critical Accounting Policies and Significant Judgments and Estimates

We have identified the most critical accounting policies upon which our financial status depends.  The critical policies and estimates were determined by considering accounting policies that involve the most complex or subjective decisions or assessments.  The most critical accounting policies identified relate to net deferred tax assets and liabilities, and the valuation of land development costs and long-lived assets.

Revenues are derived from a wide variety of sources, including sales of real estate, management of investment properties, home construction, property management services, timbering and leasing activities.  Revenues are recognized as services are performed.

Timbering revenues from stumpage contracts are recognized at the time a stumpage contract is signed in accordance with Staff Accounting Bulleting No. 104 – Revenue Recognition, (“SAB 104”). At the time a stumpage contract is signed, the risk of ownership is passed to the buyer at a fixed, determinable cost.  Reasonable assurance of collectibility is determined by the date of signing, and at that time, the obligations of the Companies’ are satisfied.  Therefore, full accrual recognition at the time of contract execution is appropriate under SAB 104 guidance.

Management’s estimate of deferred tax assets and liabilities is primarily based on the difference between the tax basis and financial reporting basis of depreciable assets, like-kind exchanges of assets, accruals and deferred revenues.  Valuation allowances are established, when necessary to reduce tax assets to the amount expected to be realized.

We capitalize as land and land development costs, the original acquisition cost, direct construction and development costs, property taxes, interest incurred on costs related to land under development and other related costs (engineering, surveying, landscaping, etc.) until the property reaches its intended use.  The cost of sales for individual parcels of real estate or condominium units within a project is determined using the relative sales value method.  Selling expenses are charged against income in the period incurred.

Long-lived assets, namely properties, is based on historical cost. Depreciation and amortization is provided principally using the straight-line half-year method over the estimated useful life of the class of property. Upon sale or retirement of depreciable property, the cost and related accumulated depreciation are removed from the related accounts, and resulting gains or losses are reflected in income.

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

Deferred revenue consists of dues, rents and deposits on land or home sales. Dues that are not yet earned consist of rents related to our commercial properties that have been paid in advance, and dues related to memberships in the Companies’ hunting and fishing clubs paid in advance. We recognize revenue related to the hunting and fishing clubs over the one-year period that the dues cover.  We recognize revenue related to the fishing club over a 5 month period, May through September.  Deposits are required on land and home sales.

We have no off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Results of Operations

FISCAL 2005 VERSUS FISCAL 2004

Net Income

   For fiscal year ended October 31, 2005, (“Fiscal 2005”), we reported net income of $1,932,000 or $.0.90 per combined share as compared with a net income of $6,246,107, or $3.26 per combined share for fiscal year ended October 31, 2004 (“Fiscal 2004”).

Revenues

   Combined revenue of $13,061,921 represents an increase of $5,428,698, or 71% compared to Fiscal 2004.  Real Estate Management Operations / Rental Operations revenue increased $1,421,147, or 33% when compared to Fiscal 2004. Summer Recreation Management Operations decreased $1,169,735, or 60%.  Land Resource Management revenue increased $5,177,286.

Real Estate Management/Rental Operations

   The Real Estate Management Operations / Rental Operations had revenue of $5,788,904 in Fiscal 2005 as compared to $4,367,757 in Fiscal 2004, which resulted in an increase of $1,421,147 that was primarily attributed to an increase in the rent of investment properties. This increase in revenue was mainly from two newly acquired shopping centers in Fiscal 2004.  The Oxbridge Square shopping center's revenue was $1,379,031 for Fiscal 2005 as compared to $455,313 for Fiscal 2004 for an increase of $923,713 and the Coursey Commons shopping center's revenue was $970,791 for Fiscal 2005 as compared to $329,986 for Fiscal 2004 for an increase of $640,805.  The increase in revenue for the shopping centers is due to Fiscal 2005 being a 12 month period of revenue recognition and Fiscal 2004 was a five month period as the shopping centers were purchased in June 2004.

Summer Recreation Operations

   In Fiscal 2005, Summer Recreation Operations had revenue of $744,288 as compared to $1,944,023 for Fiscal 2004, which represents a decrease of $1,169,735, or 60%.  This decrease is mainly attributed to the closing of the Traxx Motocross Park and the Fernridge Campground in October 2004 and the closing of the Splatter Paintball in March 2005.

Land Resource Management

    In Fiscal 2005, Land Resource Management had revenue of $6,428,729 as compared to $1,321,443 for Fiscal 2004, which resulted in an increase of $5,177,286.  In Fiscal 2005, 2,470 acres of land were sold generating $4,802,976 in revenue with a basis of $135,466 as compared to Fiscal 2004 in which 104 acres of land were sold generating revenue of $994,542 with a basis of $6,514. This results in an increase of $3,808,434 for Fiscal 2005 as compared to Fiscal 2004. Real Estate Development revenue in Fiscal 2005 was $1,014,271 as compared to no revenue recognized for Fiscal 2004. This represents the sale of three single family homes in the Laurelwoods residential community.  To date approximately 5% of our 17,269 acres have been marked for timbering.  A forester has been hired to generate a long-term plan of managed timbering which pays specific attention to protecting the environment and retaining the value of the land.  In

Fiscal 2005 timber sales were $681,482 as compared to Fiscal 2004 which generated $326,900 of revenue, an increase of $354,582 or 108%.

Operating Costs

Real Estate Management/Rental Operations

   Operating costs associated with Real Estate Management Operations / Rental Operations for Fiscal 2005 were $4,608,014 as compared to $3,735,890 for Fiscal 2004, which represents an increase of $872,124, or 23%.The increase was mainly attributable to the expenses associated with the two new shopping centers acquired in June 2004. The Oxbridge Square Shopping Center had expenses of $764,518 for Fiscal 2005 as compared to $329,865 for Fiscal 2004 for an increase of $434,653, and the Coursey Commons Shopping Center had expenses of $850,315 for Fiscal 2005 as compared to $300,775 for Fiscal 2004 for an increase of $549,540. The increase in operating costs for the two shopping centers is due to Fiscal 2005 being a 12 month period where as Fiscal 2004 was a five month period as the shopping centers were purchased in June 2004.

Summer Recreation Operations

   Operating costs associated with Summer Recreation Operations for Fiscal 2005 were $683,458 as compared with $1,660,939 for Fiscal 2004, which represents a decrease of $977,481, or 59%. This decrease was due to the closing of the Traxx Motocross Park and the Fernridge Campground in October 2004 and the closing of Splatter Paintball in March 2005.

Land Resource Management

   Operating costs associated with Land Resource Management for Fiscal 2005 were $3,366,788 as compared with $1,125,127 for Fiscal 2004, which represents an increase of $2,241,661. This increase is primarily attributable to an increase in construction and related costs of $1,683,137 in Fiscal 2005 as compared to no costs recognized in Fiscal 2004. The majority of these costs were for cost of goods sold of $762,706, or 45%, salaries and wages of $374,599, or 22% and consulting fees of $203,039, or 12% related to the sale of 3 single family homes in the Laurelwoods development. The cost of land and buildings sold increased $835,231 relating to the sale of six investment properties in the land sales division.

Asset Impairment Loss

   The asset impairment loss in Fiscal 2005 of $149,798 is the result of the closing of Splatter Paintball. The Splatter Paintball facility was closed due to the playing fields encroaching on the site of the new 18 hole championship golf course.

General and Administration

   General and Administration costs for Fiscal 2005 were $1,552,814, as compared with $898,315 for Fiscal 2004, which represents an increase of $654,499, or 73%. This increase is attributable to $83,313 in Pennsylvania and Louisiana Capital Stock Tax expensed in Fiscal 2005, increased consulting fees of $193,000 and increased  legal and audit fees of  $81,600 resulting from the implementation of the Sarbanes Oxley internal control compliance act.  $168,000 in donations were made in Fiscal 2005 to various local municipalities.

Other Income (Expense)

   Interest and Other Income was $139,738 in Fiscal 2005, as compared to $1,076,964 in Fiscal 2004, a decrease of $936,956, or 87%. This decrease is primarily attributable to the sale of our four communication towers in Fiscal 2004.

   Interest expense for Fiscal 2005 was $893,908, as compared to $458,489 for Fiscal 2004, which represents an increase of $435,419, or 95%. This increase is attributable to the additional interest incurred on the mortgages resulting from the purchase of the Oxbridge Square and Coursey Commons shopping centers in June of Fiscal 2004.  The Oxbridge Square shopping centers interest expense in Fiscal 2005 was $293,429, as compared to $123,469 in Fiscal 2004, for an increase of $168,960, or 137%. The Coursey Commons shopping centers interest expense in Fiscal 2005 was $433,476, as compared to $159,199 in Fiscal 2004, for an increase of $274,277 or 172%.

Discontinued Operations

   Due to management’s decision to enter into a lease agreement subsequent to Fiscal 2005 year end, in which the Companies have leased the two ski areas to a third party operator, the results of operations of the ski operations segment for Fiscal 2005, 2004 and 2003 are reported as discontinued operations.  Future cash flows and operating results of the Ski Operations segment will no longer be reported.  Cash flows resulting from the lease commitment are expected to be reported in the Real Estate Management / Rental Operations segment.

   The net income from discontinued operations for ski operations in Fiscal 2005 was $436,121 versus a net loss of ($221,591) in Fiscal 2004.  This was due to a strong President’s Day weekend and favorable weather conditions through the end of the ski season, which rendered 11 additional days of the ski season in Fiscal 2005.

   Also included in discontinued operations in Fiscal 2004 are the results of real estate rental operations stemming from the sale of the Dreshertown Plaza Shopping Center which reported income from operations of $418,216 and a gain on the sale net of tax amounting to $7,848,867.  No activity was incurred for Dreshertown Plaza Shopping Center in Fiscal 2005.

Tax Rate

   The effective Tax Rate for Fiscal 2005 was 24% and Fiscal 2004 was 34%.  The decrease in the effective tax rate was due to management’s decision to sell outright six investment properties that were previously purchased in tax deferred 1031 exchanges and recorded for tax purposes at a lower basis.  Therefore, upon their sale, a significant taxable gain was recognized as currently taxable.  This resulted in a significant unexpected utilization of state net operating loss carryforwards.  Valuation allowances were provided for these state carryforwards at October 31, 2004.  The reduction of this valuation allowance reduced the income tax expense and effective tax rate.

Results of Operations

FISCAL 2004 VERSUS FISCAL 2003

Net income

   For fiscal year ended October 31, 2004, (“Fiscal 2004”), we reported net income of $6,246,107 or $3.26 per combined share  as compared with a net loss of $(879,317) or $(.45) per combined share for fiscal year ended October 31, 2003 (“Fiscal 2003”).

Revenues

   Combined revenue of $7,633,223 represents a decrease of $314,311 or 4% when compared to Fiscal 2003.  Real Estate Management Operations / Rental Operations revenue increased $917,854 or 27% when compared to Fiscal 2003.  Summer Recreation Management Operations increased $67,299 or 3%.  Land Resource Management decreased $1,299,464.

Real Estate Management/Rental Operations

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

Summer Recreation Operations

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

Land Resource Management

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

Operating Costs

Real Estate Management/Rental Operations

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

Summer Recreation Operations

   Operating costs associated with Summer Recreation Operations for Fiscal 2004 were $1,660,939 as compared with $1,738,786 for Fiscal 2003, which represents a decrease of $77,847 or 4%. This decrease was primarily due to a reduction in Splatter paintball supplies and services of $62,953 or 80%.

Land Resource Management

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

Asset Impairment Loss

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

General Administration

   General and Administration costs for Fiscal 2004 were $898,315 as compared with $1,055,746 for Fiscal 2003 which represents a decrease of $157,431 or 15%. This decrease is attributable to $200,900 of compensation recognized under an employee stock plan that was expensed in Fiscal 2003. There was no such compensation expense in Fiscal 2004

Other Income (Expense)

   Interest and Other Income was $1,076,964 in Fiscal 2004 as compared to $22,475 in Fiscal 2003, an increase of $1,054,489. This increase is primarily attributable to the sale of our four communication towers in Fiscal 2004.

   Interest expense for Fiscal 2004 was $458,489 as compared to $147,304 for Fiscal 2003, which represents an increase of $311,185. This increase is attributable to the mortgages acquired for the residential investment properties ($29,452), and the additional interest incurred on the new mortgages resulting from the purchase of the Oxbridge Square ($124,469) and Coursey Commons ($159,199) shopping centers in Fiscal 2004.

Discontinued Operations

   Due to management’s decision to enter into a lease agreement subsequent to Fiscal 2005 year end, in which the Companies have leased the two ski areas to a third party operator, the results of operations of the ski operations segment for Fiscal 2004 and 2003 are reported as discontinued operations.

   The net loss from discontinued operations for ski operations in Fiscal 2004 was ($221,591) versus a net loss of ($337,893) in Fiscal 2003.

   Also included in discontinued operations in Fiscal 2004 and 2003 are the results of real estate rental operations of the Dreshertown Plaza Shopping Center.  In Fiscal 2004 the operating income related to Dreshertown was $418,216 versus a loss from operations of ($1,445,463) in Fiscal 2003.  This was mainly due to the buyout of the Dreshertown Plaza Shopping Center’s management company agreement of approximately $1,972,000.  The Dreshertown Plaza Shopping Center was sold in Fiscal 2004 with a gain on the sale, net of tax, amounting to $7,848,867 and was also included in discontinued operations in Fiscal 2004.

   The effective Tax Rate for Fiscal 2004 was 34% and Fiscal 2003 was 40%.

Liquidity and Capital Resources:

   The Combined Statement of Cash Flows reflects net cash used in operating activities of $7,051,431 for Fiscal 2005, net cash used by operating activities of $826,949 for the Fiscal 2004 versus net cash provided by operating activities of $245,764 for Fiscal 2003.  The increase in net cash used in operating activities for Fiscal 2005 was primarily the result of increased investment in land development costs.  We anticipate realizing profits on the real estate development over the next several years.

   Material non-recurring cash items during the past three years include in Fiscal 2005 the issuance of common stock netting proceeds of $15,100,000, the sale of the communication towers for $1,469,000 in Fiscal 2004, the buyout of the management company for the Dreshertown Plaza shopping center of $1,972,000 in Fiscal 2003 and the exchange of the Dreshertown Plaza shopping center for the Oxbridge Square and the Coursey Commons shopping centers in Fiscal 2004.

   Management does not expect the absence of cash flows from discontinued operations to materially affect the Company, as previously cash flows from ski operations were reinvested in capital improvements to the ski areas.

   We currently anticipate that the funds needed for future operations and to implement our land development strategy will be satisfied through operating cash, borrowed funds, public offerings or private placements of debt or equity and reinvested profits from completed and sold units or lots. We expect that with respect to land development, future construction will be conducted in phases, with the profits from each phase used to fund additional future construction. Construction is being implemented in phases as to reduce any market risk associated with changing economic conditions.

   For the Fiscal year ended October 31, 2005, our major capital expenditures were for infrastructure costs associated with the 23 single unit Laurelwoods Longview Drive residential community at Big Boulder ski area,  the construction of the Jack Frost National Golf Course and the subdivision and permitting cost relating to the Boulder Lake Village 144 unit condominium community.

   During the fiscal year ended October 31, 2005, we borrowed against our $6.85 million and $1.0 million lines of credit for a period of twelve months in varying amounts with a maximum of $1,708,912.  During Fiscal 2004, we borrowed against our $3.1 million line of credit for a period of eleven months in varying amounts with a maximum of $2,933,180.  During Fiscal 2003, we borrowed against our $3.1 million line of credit for a period of ten months in varying amounts with a maximum of $1,800,000. The rates of interest are one percentage point less than the Prime Rate on the $6.85 million line, and one half of one percentage point (0.50%) less than the Prime Rate on the $1.0 million line.

Contractual Obligations:	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Lines of Credit	0	0	0	0	0
Long-Term Debt	13,149,742	348,962	1,212,570	468,056	11,120,154
Purchase Obligations	5,961,747	5,961,747	0	0	0
Pension Contribution Obligations	174,007	174,007
Other Long-Term Obligations	0	0	0	0	0

Total Contractual Cash Obligations	$19,285,496	$6,484,716	$1,212,570	$468,056	$11,120,154

   Purchase obligations consist of material contracts totaling approximately $10,827,000 with four separate contractors relating to real estate development.  Payments made through October 31, 2005 total approximately $4,865,000.

Quantitative and Qualitative Disclosures About Market Risk

     Our exposure to market risk is limited primarily to the fluctuating interest rates associated with variable rate indebtedness. At October 31, 2005, we had no outstanding variable rate indebtedness; all outstanding debt is at fixed interest rates.

     Exposure to market risk may also exist in our mortgages receivable issued in connection with land sales.  Mortgages receivable are considered fully collectible by management and accordingly, no allowance for loan losses is considered necessary.

New Accounting Pronouncements:

   In January 2003, the Financial Accounting Standards Board (“FASB”) issued FIN No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"), which addresses whether certain types of entities, referred to as variable interest entities ("VIE’s"), should be consolidated in a company's financial statements. A VIE is an entity that either: (1) has equity investors that lack certain essential characteristics of a controlling financial interest, including the ability to control the entity, the obligation to absorb the entity's expected losses and the right to receive the entity's expected residual returns, or (2) lacks sufficient equity to finance its own activities without financial support provided by the other entities, which in turn would be expected to absorb at least some of the expected losses of the VIE. An entity should consolidate a VIE if it stands to absorb a majority of the VIE's expected losses or to receive a majority of the VIE's expected residual returns. FIN No. 46 is effective now for new VIE's formed after December 31, 2003. Application of FIN No. 46 for VIE's created prior to January 1, 2004 is required for the first annual period beginning after December 15, 2004. We do not expect the adoption of FIN No. 46 to have a significant impact on our financial position or results of operations.

   In December 2004, FASB issued Statement No. 123 revised (“SFAS No. 123R”), Share-Based Payment. SFAS No. 123R covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS No.123R replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. We are required to apply SFAS No. 123R as of the first interim or annual reporting period that begins after June 15, 2005 which is the quarter ended January 31, 2006. We expect to recognize compensation expense related to non-vested awards totaling approximately $570,000 over the next 1.6 years using the modified prospective approach.

In December 2004, FASB issued Statement No. 152 (“SFAS No. 152”), Accounting for Real Estate Time-Sharing Transactions. SFAS No. 152 clarifies the accounting for sales and other transactions involving real estate time-sharing transactions and is effective for financial statements for fiscal years beginning after June 15, 2005. We do not expect the adoption of SFAS No. 152 to have a significant impact on our financial position or results of operations.

Also in December 2004, FASB issued Statement No. 153 (“SFAS No. 153”), Exchanges of Nonmonetary Assets. SFAS No. 153 eliminates a previous exception from fair value reporting for nonmonetary exchanges of similar productive assets and introduces an exception from fair value reporting for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary change is considered to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  SFAS No. 153 is applicable to nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. We do not expect the adoption of SFAS No. 153 to have a significant impact on our financial position or results of operations.

In May 2005, FASB issued Statement No. 154 (“SFAS No. 154”), Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3, which provides guidance on the accounting for and reporting of accounting changes and error corrections.  SFAS No. 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005.  The Companies do not expect the adoption of SFAS No. 154 to have a significant impact on its financial position or results of operations.

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

AND

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED BALANCE SHEETS

October 31, 2005 and 2004

ASSETS	10/31/05	10/31/04
Current Assets:
Cash and cash equivalents	$1,833,704	$89,739
Accounts receivable and mortgages receivable	545,751	506,993
Accounts receivable - ski tenant	86,982	0
Inventories	0	246,394
Prepaid expenses and other current assets	722,878	833,658
Deferred tax asset	123,000	85,000
Total current assets	3,312,315	1,761,784
Cash held in escrow	0	134,907
Mortgages receivable noncurrent	52,452	299,986
Land and land development costs (5,124 acres per land ledger)	17,050,335	4,527,937
Properties:
Land held for investment, principally unimproved (12,145 and 14,615, respectively, acres per land ledger)	6,511,879	6,366,791
Land improvements, buildings and equipment - ski	0	39,435,449
Land improvements, buildings and equipment - commercial	26,628,711	30,173,580
Land improvements, buildings and equipment	3,119,017	1,754,707
	36,259,607	77,730,527
Less accumulated depreciation and amortization	8,764,889	38,993,172
	27,494,718	38,737,355
Assets held to be used	9,206,923	0
	$57,116,743	$45,461,969

LIABILITIES AND SHAREHOLDERS' EQUITY	10/31/05	10/31/04
Current Liabilities:
Notes payable - line of credit	$0	$1,493,000
Notes payable - demand note	0	2,500,000
Current installments of long-term debt	348,962	766,060
Current installments of capital lease obligations	0	244,686
Accounts payable	1,875,513	1,708,615
Accrued claims	43,170	99,282
Deferred revenue	239,206	747,638
Accrued pension expense	467,109	606,406
Amounts due to related parties	120,836	114,168
Accrued liabilities	931,929	585,791
Total current liabilities	4,026,725	8,865,646
Long-term debt, less current installments	12,800,780	14,277,503
Long-term capital lease obligations, less current installments	0	593,559
Deferred income non-current	515,631	515,631
Other non-current liabilities	493	5,764
Additional minimum pension liability	91,500	0
Deferred income taxes	6,018,000	5,434,000
Commitments and contingencies
Combined shareholders' equity:
Capital stock, without par value, stated value $.30 per combined share, Blue Ridge and Big Boulder each authorized 3,000,000 shares, each issued 2,667,042 in 2005 and 2,198,148 in 2004 shares	800,111	659,444
Capital in excess of stated value	17,337,329	1,461,748
Compensation recognized under employee stock plans	200,900	200,900
Accumulated other comprehensive loss	(54,500)	0
Earnings retained in the business	17,465,181	15,533,181
	35,749,021	17,855,273
Less cost of 282,018 shares of capital stock in treasury	2,085,407	2,085,407
	33,663,614	15,769,866
	$57,116,743	$45,461,969

The accompanying notes are an integral part of the combined financial statements.

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

AND

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED STATEMENTS OF OPERATIONS

for the years ended October 31, 2005, 2004 and 2003

	10/31/05	10/31/04	10/31/03
Revenues:
Real estate management	$3,099,585	$3,236,598	$3,129,394
Summer recreation operations	774,288	1,944,023	1,876,724
Land resource management	6,498,729	1,321,443	2,620,907
Rental income	2,689,319	1,131,159	320,509
	13,061,921	7,633,223	7,947,534
Costs and expenses:
Real estate management	3,330,173	2,986,785	2,750,152
Summer recreation operations	683,458	1,660,939	1,738,786
Land resource management	3,366,788	1,125,127	585,137
Rental income	1,277,841	749,105	331,665
General and administration	1,552,814	898,315	1,055,746
Asset impairment loss	149,798	1,021,034	0
	10,360,872	8,441,305	6,461,486
Operating profit (loss)	2,701,049	(808,082)	1,486,048

Other income (expense):
Interest and other income	139,738	1,076,964	22,475
Interest expense (net of capitalized interest of $102,929 in 2005)	(893,908)	(458,489)	(147,304)
	(754,170)	618,475	(124,829)

Income (loss) from continuing operations before income taxes	1,946,879	(189,607)	1,361,219

Provision (credit) for income taxes:
Current	8,000	(71,000)	(14,000)
Deferred	443,000	175,000	856,000
	451,000	104,000	842,000

Net income (loss) before discontinued operations and cumulative effect	1,495,879	(293,607)	519,219

Discontinued operations (including $12,026,867 gain on disposal in 2004)	576,121	12,109,492	(1,957,356)

Provision (credit) for income taxes on discontinued operations:
Current	0	89,000	0
Deferred	140,000	3,975,000	(559,000)
	140,000	4,064,000	(559,000)

Net income (loss) from discontinued operations	436,121	8,045,492	(1,398,356)

Net income (loss) before cumulative effect of change in accounting principle	1,932,000	7,751,885	(879,137)

Cumulative effect of change in accounting principle (net of tax effect of $1,004,000)	0	(1,505,778)	0

Net income (loss)	$1,932,000	$6,246,107	$(879,137)

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

AND

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED STATEMENTS OF OPERATIONS

for the years ended October 31, 2005, 2004 and 2003

	10/31/05	10/31/04	10/31/03

Basic earnings (loss) per weighted average combined share:

Net income (loss) before discontinued operations and cumulative effect	$0.70	($0.15)	$0.27
Income (loss) from discontinued operations, net of tax	0.20	4.20	(0.72)
Cumulative effect of change in accounting principle, net of tax	0.00	(0.79)	0.00

Net income (loss)	$0.90	$3.26	($0.45)

Diluted earnings (loss) per weighted average combined
share:
Net income (loss) before discontinued operations and
cumulative effect	$0.67	($0.15)	$0.27
Income (loss) from discontinued operations, net of tax	0.20	4.11	(0.72)
Cumulative effect of change in accounting principle, net of tax	0.00	(0.77)	0.00

Net income (loss)	$0.87	$3.19	($0.45)

Pro forma amounts assuming the change in accounting
principle applied retroactively:
Pro forma net income (loss)	$0	$7,751,885	($1,019,533)

Pro forma basic earnings (loss) per weighted average
combined share	$0.00	$4.05	($0.53)

Pro forma diluted earnings (loss) per weighted average combined share	$0.00	$3.96	($0.53)

The accompanying notes are an integral part of the combined financial statements.

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

AND

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED STATEMENTS OF CHANGES
IN SHAREHOLDERS’ EQUITY

for the years ended October 31, 2005, 2004 and 2003

	Capital Stock (a)
	Shares	Amount	Capital in Excess of Stated Par		Compensation Under Employee Stock Plans	Earnings Retained in the Business	Accumulated Other Comprehensive Loss	Capital Stock in Treasury(c)	Total
Balances, October 31, 2002	2,198,148	$659,444	$1,461,748		$ -	$10,166,211		$(2,084,882)	$10,202,521

Net loss						(879,137)			(879,137)

Purchase of capital stock in
in treasury (50 shares)								(525)	(525)

Compensation recognized under employee stock plans					200,900				200,900

Balances, October 31, 2003	2,198,148	659,444	1,461,748		200,900	9,287,074		(2,085,407)	9,523,759

Net income						6,246,107			6,246,107

Balances, October 31, 2004	2,198,148	659,444	1,461,748		200,900	15,533,181		(2,085,407)	15,769,866

Comprehensive income:
Net income						1,932,000			1,932,000
Other comprehensive loss ,
Additional minimum pension liability adjustment, net of deferred tax benefit of $37,000							$(54,500)		(54,500)
									1,877,500
Issuance of common stock	407,894	122,367	15,014,180	(b)					15,136,547

Exercise of stock options	61,000	18,300	861,401						879,701

Balances, October 31, 2005	2,667,042	$800,111	$17,337,329		$200,900	$17,465,181	$(54,500)	$(2,085,407)	$33,663,614

(a) Capital stock, at stated value of $.30 per combined share

(b) net of issuance costs of $363,424

(c) 282,018, 282,018 and 281,968 shares held in treasury, at cost at October 31, 2005, 2004 and 2003

The accompanying notes are an integral part of the combined financial statements.

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

AND

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED STATEMENTS OF CASH FLOWS

for the years ended October 31, 2005, 2004 and 2003

	10/31/05	10/31/04	10/31/03
Cash Flows (Used In) Provided By Operating Activities:
Net income (loss)	$1,932,000	$6,246,107	($879,137)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	2,524,376	3,293,793	2,050,863
Asset impairment loss	149,798	1,021,034	0
Deferred income taxes	583,000	3,146,000	297,000
(Gain) loss on sale of assets	(7,767)	(13,097,691)	24,384
Compensation cost under employee stock plans	0	0	200,900
Changes in operating assets and liabilities:
Accounts receivable and mortgages receivable	121,794	251,667	(670,354)
Prepaid expenses and other current assets	357,174	38,313	47,305
Deferred operating costs	0	1,554,505	(73,730)
Land and land development costs	(12,522,398)	(3,609,077)	(918,860)
Amounts due to related parties	6,668	(67,511)	117,372
Accounts payable and accrued expenses	312,356	385,806	10,730
Deferred revenue	(508,432)	10,105	39,291
Net cash (used in) provided by operating activities	(7,051,431)	(826,949)	245,764
Cash Flows Used In Investing Activities:
Proceeds from disposition of assets	1,275,143	15,894,314	17,504
Additions to properties	(1,905,836)	(18,689,878)	(2,661,513)
Cash held in escrow	134,907	174,401	(201,399)
Net cash used in investing activities	(495,786)	(2,621,163)	(2,845,408)
Cash Flows Provided By Financing Activities:
Borrowings on line of credit	9,851,047	9,723,180	5,592,000
Payments on line of credit	(11,344,047)	(9,418,180)	(5,004,000)
(Repayments) proceeds from demand note payable	(2,500,000)	2,500,000	0
Proceeds from long-term debt	1,763,244	15,734,076	3,218,400
Payment of long-term debt and capital lease obligations	(4,495,310)	(15,179,540)	(1,289,227)
Purchase of treasury stock	0	0	(525)
Proceeds from issuance of common stock	16,016,248	0	0
Net cash provided by financing activities	9,291,182	3,359,536	2,516,648
Net increase (decrease) in cash and cash equivalents	1,743,965	(88,576)	(82,996)
Cash and cash equivalents, beginning of year	89,739	178,315	261,311
Cash and cash equivalents, end of year	$1,833,704	$89,739	$178,315

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$1,068,945	$670,747	$421,105
Income taxes	$89,250	$19,435	$9,947

Supplemental disclosure of non cash investing and financing activities:
Additions to property acquired through capital lease obligations	$0	$283,398	$1,011,778
Seller financed property additions	$0	$4,053,118

The accompanying notes are an integral part of the combined financial statements

NOTES TO COMBINED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Combination:

   The combined financial statements include the accounts of Blue Ridge Real Estate Company (Blue Ridge) and its wholly-owned subsidiaries, Northeast Land Company, Jack Frost Mountain Company, Boulder Creek Resort Company, Moseywood Construction Company, Jack Frost National Golf Course, Inc., BRRE Holdings, Inc., Oxbridge Square Shopping Center, LLC, Coursey Commons Shopping Center, LLC, Coursey Creek, LLC and Cobble Creek, LLC; and Big Boulder Corporation (Big Boulder) and its wholly-owned subsidiaries, Lake Mountain Company and BBC Holdings, Inc. Under a Security Combination Agreement between Blue Ridge and Big Boulder and under the by-laws of both Companies, shares of the Companies are combined in unit certificates, each certificate representing concurrent ownership of the same number of shares of each company; shares of each company may be transferred only together with an equal number of shares of the other company. All significant intercompany accounts and transactions are eliminated.

Revenue Recognition:

   Revenues are derived from a wide variety of sources, including sales of real estate, management of investment properties, home construction, property management services, timbering and leasing activities. Revenues are recognized as services are performed or products are delivered. Timbering revenues from stumpage contracts are recognized in accordance with Staff Accounting Bulletin No. 104 - Revenue Recognition, ("SAB 104").  At the time a stumpage contract is signed, the risk of ownership has been passed to the buyer at a fixed, determinable cost.  Reasonable assurance of collectibility has been determined by the date of signing, and the few obligations of the Companies have already been met.  Therefore, full accrual recognition at the time of contract execution is appropriate under SAB 104 guidance.

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

Accounts and Mortgages Receivable:

Accounts receivable are reported at net realizable value.  Accounts are written off when they are determined to be uncollectible based upon management’s assessment of individual accounts.  The allowance for doubtful accounts, which the Companies believe is insignificant, is estimated based on the Companies’ historical losses and the financial stability of its customers.

The Companies account for mortgages receivable on a cost basis.  Interest income is recorded on a monthly basis.  Late payment fees are charged on overdue payments of principal and interest.  Mortgages receivable are evaluated at origination and monitored on an ongoing basis for credit worthiness.  Mortgages receivable are considered fully collectible by management and accordingly no allowance for loan losses is considered necessary.  Any mortgage 90 days past due is reviewed by management for write off.

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

Properties and Depreciation:

   Properties are stated at cost. Depreciation, including amortization of equipment under capital lease is provided principally using the straight-line method over the following years:

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

   Impairment losses are recognized in operating income as they are determined.  The Companies review their long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  In that event, the Companies calculate the expected future net cash flows to be generated by the asset.  If those net future cash flows are less than the carrying value of the asset, an impairment loss is recognized in operating income.  The impairment loss is the difference between the carrying value and the fair value of the asset.  One impairment loss was recorded in Fiscal 2005 and two in Fiscal 2004.

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

Deferred Revenue:

     Deferred revenue consists of dues, rents and deposits on land or home sales. Rents that are not yet earned relate to our commercial properties that have been paid in advance, and dues are related to memberships in our hunting and fishing clubs paid in advance. The Companies recognize revenue related to the hunting and fishing clubs over the one-year period that the dues cover.  Deposits are required on land and home sales.

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

Advertising Costs:

   Advertising costs directly related to ski operations were previously capitalized and included with deferred operating costs.  As of the April 1, 2004 change in accounting principle, advertising costs are now expensed when incurred (Note 2).  Advertising expense for Fiscal 2005, 2004, and 2003 was $1,133,715, $1,509,994 and $1,385,482, respectively.

Use of Estimates and Assumptions:

  The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  For example, unexpected changes in market conditions or a downturn in the economy could adversely affect actual results.  Estimates are used in accounting for, among other things, land development costs, accounts and mortgages receivables, legal liability, insurance liability, depreciation, employee benefits, taxes, and contingencies.  Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the combined financial statements in the period they are determined to be necessary.

     Management believes that its accounting policies regarding revenue recognition, land development, costs, long lived assets, deferred revenues and income taxes among others, affect its more significant judgments and estimates used in the preparation of its Combined Financial Statements.  For a description of these critical accounting policies and estimates, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

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

Business Segments:

   The Companies currently operate in three business segments, which consist of Real Estate Management/Rental Operations, Summer Recreational Operations and Land Resource Management segments.  The Companies previously operated in four business segments, the fourth being Ski Operation.  However, on December 1, 2005, the Companies entered into a 28 year lease for the Jack Frost Mountain Ski Area and Big Boulder Ski Area with JFBB Ski Areas Inc., an affiliate of Peak Resorts, both unaffiliated parties.  Pursuant to the lease, JFBB Ski Areas will operate the ski areas and will make monthly lease payments to us during the ski season.  This resulted in the termination of the Ski Operations business segment, reducing the number of business segments from four to three. As a result of entering into the lease agreement, the Companies have discontinued future operations and cash flows from the ski operations segment and have reported the activity recognized for the years ending October 31, 2005, 2004 and 2003 as discontinued operations. Future revenue and expenses from the leased ski areas will be included in the Real Estate Management / Rental Operations business segment.  The Companies business segments were determined from the Companies internal organization and management reporting, which are based primarily on differences in services.  Financial information about our segments can be found in Note 14.

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

Had compensation cost for the Companies’ employee stock option plan been determined consistent with SFAS No. 123 and SFAS No. 148, the Companies’ net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	10/31/05	10/31/04	10/31/03

Net income (loss), as reported	$1,932,000	$ 6,246,107	$ (879,137)
Add: Stock-based employee
compensation expense included in
reported net (loss) income, net of
related tax effects	--	--	122,900
Deduct: Total stock-based employee
compensation expense determined
under fair value based method for
all awards, net of tax effects	(113,256)	(372,557)	(346,368)

Pro forma net income (loss)	$1,818,744	$ 5,873,550	$ (1,102,605)

Basic earnings (loss) per share:
As reported	$0.90	$ 3.26	$ (0.45)
Pro forma	$0.84	$ 3.09	$ (0.57)

Diluted earnings (loss) per share:
As reported	$0.87	$ 3.19	$ (0.45)
Pro forma	$0.82	$ 3.00	$ (0.57)

   Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models.  These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Companies' calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2005, 2004, and 2003, respectively: 4.7, 3.8, and 4.4 years expected life; stock volatility of 6.0%, 22.3%, and 5.9%; a risk-free interest rate of 4.5%, 3.6%, and 3.0%; and no dividends during the expected term.

Reclassification:

   Certain amounts in the 2004 and 2003 combined financial statements have been reclassified to conform to the 2005 presentation.

New Accounting Pronouncements:

   In January 2003, the Financial Accounting Standards Board (“FASB”) issued FIN No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"), which addresses whether certain types of entities, referred to as variable interest entities ("VIE’s"), should be consolidated in a company's financial statements. A VIE is an entity that either: (1) has equity investors that lack certain essential characteristics of a controlling financial interest, including the ability to control the entity, the obligation to absorb the entity's expected losses and the right to receive the entity's expected residual returns, or (2) lacks sufficient equity to finance its own activities without financial support provided by the other entities, which in turn would be expected to absorb at least some of the expected losses of the VIE. An entity should consolidate a VIE if it stands to absorb a majority of the VIE's expected losses or to receive a majority of the VIE's expected residual returns. FIN No. 46 is effective now for new VIE's formed after December 31, 2003. Application of FIN No. 46 for VIE's created prior to January 1, 2004 is required for the first annual period beginning after December 15, 2004. The Companies do not expect the adoption of FIN No. 46 to have a significant impact on its financial position or results of operations.

   In December 2004, FASB issued Statement No. 123 revised (“SFAS No. 123R”), Share-Based Payment. SFAS No. 123R covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS No.123R replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The Companies are required to apply SFAS No. 123R as of the first interim or annual reporting period that begins after June 15, 2005 which is the quarter ended January 31, 2006. The Companies expect to recognize compensation expense related to non-vested awards totaling approximately $570,000 over the next 1.6 years based on weighted average vesting using the modified prospective approach.

In December 2004, FASB issued Statement No. 152 (“SFAS No. 152”), Accounting for Real Estate Time-Sharing Transactions. SFAS No. 152 clarifies the accounting for sales and other transactions involving real estate time-sharing transactions and is effective for financial statements for fiscal years beginning after June 15, 2005. The Companies do not expect the adoption of SFAS No. 152 to have a significant impact on their financial position or results of operations.

Also in December 2004, FASB issued Statement No. 153 (“SFAS No. 153”), Exchanges of Nonmonetary Assets. SFAS No. 153 eliminates a previous exception from fair value reporting for nonmonetary exchanges of similar productive assets and introduces an exception from fair value reporting for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary change is considered to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  SFAS No. 153 is applicable to nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Companies do not expect the adoption of SFAS No. 153 to have a significant impact on its financial position or results of operations.

In May 2005, FASB issued Statement No. 154 (“SFAS No. 154”), Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3, which provides guidance on the accounting for and reporting of accounting changes and error corrections.  SFAS No. 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005.  The Companies do not expect the adoption of SFAS No. 154 to have a significant impact on their financial position or results of operations.

2.  CHANGE IN ACCOUNTING PRINCIPLE

   Prior to Fiscal 2004, management’s estimate of deferred operating costs was primarily based on deferring costs directly related to ski operations in order to match those costs to the period in which ski operating revenues were recognized. Ski operating revenues were recognized principally over the months of December through March.  Effective April 1, 2004, the Companies elected to change their method of deferring certain ski operating costs incurred during the non-ski season.  Upon investigation of competitors’ practices, management had determined that a change in accounting principle should be made in order to report ski operations in accordance with the predominant industry practice used by similar operating companies.  Additionally, the Companies believed the new method better enabled users of the financial statements, including management, to benchmark the Companies’ ski operations segment results against their competitors by removing the timing difference associated with matching certain ski operating costs incurred in a prior fiscal year against current fiscal year ski operating revenues.  The effect of this change in accounting principle in Fiscal 2004 is a $2,509,778 decrease in net income, net of a deferred tax benefit of $1,004,000 and is reflected in the Combined Statements of Operations.

3.  DISCONTINUED OPERATIONS

   As a result of management’s decision to primarily focus its efforts on land development activities, effective December 1, 2005, the Companies entered into a long term lease agreement with JFBB Ski Areas, Inc., an affiliate of Peak Resorts (the “Lessee”), an unrelated third party, whereby the Lessee will operate and maintain the two ski resorts and recognize the revenues and expenses from operations in exchange for the Companies receiving rental payments under the terms of the lease.  As a result of entering into the lease agreement, the Companies have discontinued future operations from the ski operations segment and have reported the activity recognized for the years ending October 31, 2005, 2004 and 2003 as discontinued operations.

   Operating results, including interest expense incurred, of the discontinued operation for the ski operations in Fiscal years 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Revenues	$10,163,222	$9,742,230	$10,269,984
Expenses	9,587,101	10,077,821	10,781,877
Income (loss) from discontinued operations before income taxes	$576,121	($335,591)	($511,893)

   The major assets related to ski operations have been classified on the combined balance sheets as of October 31, 2005 as accounts receivable-ski tenant and assets held to be used.

   Effective March 10, 2004, the Companies discontinued operation of the Dreshertown Shopping Center as a result of the property being sold in Fiscal 2004.  Previously this discontinued operation was included in the Real Estate Management / Rental Income business segment of the combined statement of operations.

   Operating results, including interest expense incurred, of the discontinued operation for the Dreshertown Shopping Center in Fiscal years 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Revenues	$0	$720,018	$1,644,100
Expenses	0	(301,802)	(3,089,563)
Income (loss) from operations	0	418,216	(1,445,463)
Gain on sale	0	12,026,867	0
Income (loss) from discontinued operations before income taxes	$0	$12,445,083	($1,445,463)

   There are no remaining assets and liabilities of the Dreshertown Shopping Center at October 31, 2005 and 2004.

4. CONDENSED FINANCIAL INFORMATION:

   Condensed financial information of the Companies, Blue Ridge and its subsidiaries and Big Boulder and its subsidiaries, at October 31, 2005, 2004 and 2003 and for each of the years then ended is as follows:

	Blue Ridge and Subsidiaries

	10/31/05	10/31/04	10/31/03
FINANCIAL POSITION:
Current assets	$641,612	$1,761,784	$2,342,819
Total assets	42,852,408	38,318,248	20,238,523
Current liabilities	3,334,319	7,649,751	11,531,451
Shareholders' equity	20,371,685	10,783,896	3,801,014
OPERATIONS:
Revenues	11,265,404	6,827,127	7,105,643
Income (loss) from continuing operations and before taxes	2,141,777	(554,852)	1,519,005
Provision (credit) for income taxes	565,800	9,000	1,061,000
Net income (loss)	1,629,212	6,982,885	(854,187)

	Big Boulder and Subsidiaries

	10/31/05	10/31/04	10/31/03
FINANCIAL POSITION:
Current assets	$2,670,703	$ 0	$2,169,047
Total assets	14,264,335	7,143,721	7,721,887
Current liabilities	692,406	1,215,895	1,116,902
Shareholders' equity	13,291,929	4,985,970	5,722,745
OPERATIONS:
Revenues	1,796,517	806,096	841,891
Income (loss) from continuing operations and before taxes	(194,898)	365,245	(157,786)
Provision (credit) for
income taxes	(114,800)	95,000	(219,000)
Net income (loss)	302,788	(736,778)	(24,950)

5.  SHORT-TERM FINANCING:

  Management has two lines of credit with Manufacturers and Traders Trust Company (the “Bank”) totaling $7.85 million.  The $6.85 million general line has been temporarily increased from $2.1 million.  Management is currently negotiating a permanent increase to the line primarily to facilitate the future development of real estate. At October 31, 2005, Blue Ridge had not utilized any of the general line of credit, aggregating $6,850,000 which is an on demand line with the temporary increase expiring March 15, 2006. The line of credit bears interest at 1% less than the prime rate (5.75% at October 31, 2005). The $1 million line was secured for real estate transactions.    At October 31, 2005, the Companies had also not utilized any of the real estate line of credit, aggregating $1,000,000.  The real estate line of credit bears interest at .50% less than the prime rate (6.25% at October 31, 2005).  The weighted average interest rate for the year ended October 31, 2005 was 5.42%.  The agreement requires, among other things, that the Companies comply with consolidated debt to worth, debt service coverage and tangible net worth ratios.  The Companies have met each of these covenants at October 31, 2005.  The line of credit agreement enables the Companies to issue letters of credit in amounts up to $6,850,000.

  During Fiscal 2005 the Companies entered into two letters of credit with Manufacturers and Traders Trust Company. The Bank agreed to issue on the Companies' behalf, irrevocable standby Letters of Credit to Kidder Township aggregating an amount not to exceed $6,403,478 for the purpose of guaranteeing completion of the infrastructure improvements to the Laurelwoods II and Boulder Lake Village premises as required by Kidder Township.  On July 20, 2005 the first letter of credit was issued aggregating up to $2,571,884 for the purpose of infrastructure improvements to the Laurelwoods II premises.  On September 12, 2005 the second letter of credit was issued aggregating $3,831,594 for the purpose of the development of infrastructure relating to the Boulder Lake Village premises.  The amount of the Letters of Credit is to be reduced as the site improvements and infrastructure work is completed and shall be for a maximum period of two years.  The Letters of Credit are part of, and reduce availability under the general line of credit.  The Letters of Credit as of October 31, 2005 were $1,675,991 and $3,831,594 respectively.

   During Fiscal 2004, management entered into a $2,500,000 demand note payable with Manufacturers and Traders Trust Company.  Interest is due and payable monthly at the bank’s prime rate which was 6.75% at October 31, 2005.  On May 11, 2005 the outstanding balance of $2,500,000 was paid in full  and interest was paid as of May 11, 2005 at a weighted average rate of 5.5%.  The demand note was cancelled upon payment and is no longer available.

6.  LONG-TERM DEBT:

Long-term debt as of October 31, 2005 and 2004 consists of the following:

	10/31/05	10/31/04
Mortgage note payable to insurance company, interest fixed at 10.5% payable in monthly installments of $15,351 including interest through Fiscal 2014	$1,007,337	$1,081,488

Mortgage note payable to bank, interest fixed at 5.17% (effective 12/09/04 for one year, thereafter negotiated) payable in monthly installments of $7,122 including interest through Fiscal 2008.	620,926	0

Mortgage note payable to finance company, interest fixed at 7.40% payable in monthly installments of $33,091 including interest through Fiscal 2023	3,917,409	4,012,134

Mortgage note payable to bank, interest fixed at 5.59% payable in monthly installments of $44,146 including interest through Fiscal 2014	7,604,070	7,691,714

Site development mortgage note payable to bank, interest at the bank's prime rate (6.75% at October 31, 2005) payable in installments of $45,100 due at the closing of each Laurelwoods unit with the balance due August 1, 2006.	0	334,076

Mortgage notes repaid in 2005	0	1,924,151
Capital lease obligations repaid in 2005	0	838,245
Less current installments	348,962	1,010,746
	$12,800,780	$14,871,062

Properties at cost, which have been pledged as collateral for long-term debt, include the following at October 31, 2005:

Investment properties leased to others	$2,190,470
Assets held to be used (ski facilities)	$18,004,735

(a) During Fiscal 2004 the Companies entered into a construction line of credit mortgage note with Manufacturers and Traders Trust Company aggregating an amount not to exceed $4,100,000.  The funds are being used for construction of new units in the Laurelwoods premises and will bear interest at the bank's prime rate (6.75% at October 31, 2005).  Advances for each unit are permitted based upon progression of construction as determined by the bank upon its reasonable discretion and further based upon written certification of the completion of the applicable construction phase based upon a determined draw schedule.  During 2005 advances totaling $573,500 were taken on the loan and paid in full as of October 31, 2005.  The weighted average interest rate was 5.92% for the year ended October 31, 2005.

The aggregate amount of long-term debt maturing in each of the five years and thereafter ending subsequent to October 31, 2005, is as follows:  2006 - $348,962;   2007 - $375,323;    2008 - $402,600;    2009 - $434,647;   2010-$468,056;  thereafter $11,120,154.

7.   INCOME TAXES:

   The provision (credit) for income taxes from continuing operations is as follows:

	10/31/05	10/31/04	10/31/03
Currently payable:
Federal	$0	($89,000)	($14,000)
State	8,000	18,000	0
	8,000	(71,000)	(14,000)
Deferred:
Federal	577,000	(527,000)	477,000
State	(134,000)	702,000	377,000
	443,000	175,000	856,000
	$451,000	$104,000	$842,000

A reconciliation between the amount computed using the statutory federal income tax rate and the provision (credit) for income taxes is as follows:

	10/31/05	10/31/04	10/31/03
Computed at statutory rate	$661,939	($64,567)	$462,771
State net operating losses subject to valuation allowance	(194,116)	(233,000)	204,356
State income taxes, net of federal income tax	(83,160)	364,980	197,340
Nondeductible expenses	63,508	3,852	1,980
Other	2,830	32,735	(19,563)
AMT (utilization) tax	0	0	(4,884)
Provision for income taxes from continuing operations	$451,000	$104,000	$842,000

  The components of the deferred tax assets and (liabilities) as of October 31, 2005 and 2004 are as follows:

	10/31/05	10/31/04
Current deferred tax asset:
Accrued expenses	$90,000	$55,000
Deferred revenues	33,000	30,000
Current deferred tax asset	123,000	85,000

Noncurrent deferred tax asset (liability):
Depreciation	(6,818,000)	(7,444,000)
Deferred income, sewer line and tower	210,000	212,000
Capital lease obligation	0	3,000
Additional minimum pension liability	37,000	0
Net operating losses and AMT credit carryforward	1,660,000	3,208,000
Contribution carryforward	68,000	0
Valuation allowance	(1,175,000)	(1,413,000)

Noncurrent deferred tax liability	(6,018,000)	(5,434,000)

Deferred income tax liability, net	($5,895,000)	($5,349,000)

   At October 31, 2005, the Companies have $245,620 of Alternative Minimum Tax (AMT) credit carryforward available to reduce future income taxes.  The AMT credit has no expiration date.

   At October 31, 2005, the Companies have available approximately $1,388,000 of federal net operating losses which will expire from 2020 to 2022. The Companies also have state net operating loss carryforwards of approximately $9,426,000 that will expire from 2019 to 2024.  The Companies have recorded a valuation allowance against state net operating losses, which are not expected to be utilized.

8.   PENSION BENEFITS:

Weighted Average Assumptions	10/31/05	10/31/04	10/31/03
Discount Rates used to determine net periodic benefit cost as of October 31, 2005, 2004 and 2003	5.75%	6.50%	6.50%
Expected long-term rates of return on assets	8.50%	8.50%	8.50%
Rates of increase in compensation levels	4.00%	4.00%	4.00%

Change in Benefit Obligation	10/31/05	10/31/04
Benefit obligation at beginning of year	$4,719,943	$4,412,671
Service cost (net of expenses)	228,789	220,086
Interest cost	305,039	279,984
Plan amendments	0	0
Actuarial (gain) loss	657,358	(28,511)
Benefit payments	(169,393)	(164,287)
Benefit obligation at end of year	$5,741,736	$4,719,943

Change in Plan Assets	10/31/05	10/31/04
Fair value of plan assets at beginning of year	$3,082,990	$2,736,947
Actual return on plan assets	185,786	97,286
Employer contributions	486,334	458,512
Benefits paid	(169,393)	(164,287)
Actual expenses paid during the year	(57,187)	(45,468)
Fair value of plan assets at end of year	$3,528,530	$3,082,990

Reconciliation of Funded Status of the Plan	10/31/05	10/31/04
Funded status at end of year	($2,213,206)	($1,636,953)
Unrecognized transition obligation	64,305	72,785
Unrecognized net prior service cost	6,470	7,081
Unrecognized net actuarial (gain) loss	1,675,322	950,681
Net amount recognized at end of year	($467,109)	($606,406)

Amounts Recognized in the Combined Balance Sheets	10/31/05	10/31/04
Prepaid benefit cost	$0	$0
Accrued benefit cost	(629,384)	(606,406)
Intangible asset	70,775	0
Accumulated other comprehensive loss	91,500	0
Net amount recognized	($467,109)	($606,406)

	10/31/05	10/31/04
Additional minimum pension liability	($91,500)	$0

Additional Year-End Information for Pension Plans with Accumulated Benefit Obligations in Excess of Plan Assets	10/31/05	10/31/04
Projected benefit obligation	$5,741,736	$4,719,943
Accumulated benefit obligation	$4,157,914	$3,638,886
Fair value of plan assets	$3,528,530	$3,082,990

Pension Expense Reconciliation	10/31/05	10/31/04
Prepaid (accrued) benefit cost at beginning of year	($606,406)	($733,710)
Net periodic benefit cost	(347,037)	(331,208)
Contributions	486,334	458,512
Prepaid (accrued) benefit cost at end of year	($467,109)	($606,406)

Components of Net Periodic Benefit Cost	10/31/05	10/31/04	10/31/03
Service cost	$274,289	$263,286	$237,437
Interest cost	305,039	279,984	261,011
Expected return on plan assets	(274,934)	(245,414)	(201,264)

Amortization of transition obligation	8,480	8,480	8,480
Amortization of prior service cost	611	611	611
Amortization of accumulated gain	33,552	24,261	13,528
Total net periodic benefit cost	$347,037	$331,208	$319,803

Estimated Future Benefits Payments	Fiscal Year	Benefits
	2006	$179,744
	2007	$174,851
	2008	$235,146
	2009	$224,069
	2010	$213,408
	2011-2014	$1,621,525

The Companies expect to contribute $174,007 to the pension plan in fiscal 2006.

Measurement Date   October 31, 2005

Weighted Average Assumptions	For Determination of:
	Benefit Obligations as of October 31, 2005	Net Periodic Pension Cost for Year Ending October 31, 2005

Discount rate	5.75%	6.50%
Rate of compensation increase	4.00%	4.00%
Expected long-term return	8.50%	8.50%

Weighted-average asset allocations	10/31/05	10/31/04
Asset Category
Equity	59.37%	65.86%
Fixed Income	40.24%	23.70%
Money Market	0.39%	10.44%
Total	100.00%	100.00%

The Companies’ goal is to conservatively invest the plan assets in higher-grade securities and other assets with a minimum risk of market fluctuation.  Based on the allocation of our assets between equity, fixed income and money market we estimate our long term rate of return to be approximately 8.5%.

9.  PROPERTIES:

     Properties consist of the following at October 31, 2005 and 2004.

	10/31/2005	10/31/2004
Land, held for investment	$6,511,879	$6,366,791
Land improvements	4,805,023	1,258,615
Corporate buildings	496,092	496,092
Buildings leased to others	21,823,689	26,255,727
Equipment and furnishings	2,622,924	3,917,853

Ski Facilities
Land	0	4,552
Land improvements	0	8,359,121
Buildings	0	6,792,365
Machinery & equipment	0	24,279,411
	36,259,607	77,730,527
Less accumulated depreciation and amortization	8,764,889	38,993,172
	$27,494,718	$38,737,355

The net book value of machinery and equipment is $899,989 on assets held under a capital lease at October 31, 2004.  In Fiscal 2005, capital lease obligations were paid off.  In Fiscal 2005 an impairment loss of $149,798 resulted from the closing of the Splatter Paintball facility. In Fiscal 2004, $452,325 was recorded as an impairment loss as a result of the closing of the Fern Ridge Campground and an impairment loss of $568,709 was recorded as a result of the closing of the Traxx Motocross Park.

10.  ACCRUED LIABILITIES:

          Accrued liabilities consist of the following at October 31, 2005 and 2004.

	10/31/2005	10/31/2004
Accrued Payroll	$311,057	$263,602
Accrued Security & Other Deposits	144,409	170,908
Accrued Professional Fees	33,674	33,841
Accrued - Miscellaneous	$442,789	117,440
	$931,929	$585,791

11.  LEASES:

          The Companies are lessors under various operating lease agreements for the rental of land, land improvements and investment properties leased to others. Rents are reported as income over the terms of the leases as they are earned.  Shopping centers are leased to various tenants for renewable terms averaging 3.11 years with options for renewal.  Information concerning rental properties and minimum future rentals under current leases as of October 31, 2005 is as follows:

		Properties Subject to Lease
		Cost	Accumulated Depreciation
Investment properties leased to others		$20,064,769	$2,840,217
Land and land improvements		6,735,142	1,804,123
Minimum future rentals:
Fiscal years ending October 31:	2006	2,392,922
	2007	1,895,142
	2008	1,555,755
	2009	1,260,046
	2010	992,179
	Thereafter	23,132,073
		$31,228,117

Thereafter, includes $1,284,000 under a land lease expiring in 2072; $8,492,880 under a net lease for a store expiring in 2024; and $5,718,606 under a net lease for a store expiring in January 2039. There were no contingent rentals included in income for the fiscal years ended October 31, 2005, 2004 and 2003.  Includes all option years and rental escalations, recognized using straight-line basis.

12.  FAIR VALUE OF FINANCIAL INSTRUMENTS

   The estimated fair values of the Companies' financial instruments are as follows at October 31, 2005 and 2004:

	Carrying Amount	Fair Value	Carrying Amount	Fair Value
ASSETS:	10/31/05		10/31/04
Cash and cash equivalents	$ 1,833,704	$ 1,833,704	$ 89,739	$ 89,739
Accounts and mortgages receivable	685,185	685,185	806,979	806,979
Cash held in escrow	0	0	134,907	134,907

	Carrying Amount	Fair Value	Carrying Amount	Fair Value
LIABILITIES:	10/31/05		10/31/04
Notes payable, line of credit	0	0	1,493,000	1,493,000
Notes payable, demand note	0	0	2,500,000	2,500,000
Accounts payable	1,875,513	1,875,513	1,708,615	1,708,615
Amounts due to related parties	120,836	0	114,168	0
Long-term debt	13,149,742	14,179,038	15,881,808	17,956,705

Fair Values were determined as follows:

Cash and cash equivalents, accounts and mortgages receivable, cash held in escrow, notes payable, line of credit, notes payable-demand note and accounts payable:  The carrying amounts approximate fair value because of the short-term maturity of these instruments.

Amounts due to related parties: Estimating the fair value of these instruments is not practicable because the terms of these transactions could not be duplicated in the market.

Long-term debt:  The fair value of long term debt is estimated using discounted cash flows based on current borrowing rates available to the Companies for similar types of borrowing arrangements.

13.  QUARTERLY FINANCIAL INFORMATION (Unaudited)

      The results of operations for each of the quarters in the last two years are presented below.

	1st	2nd	3rd	4th	Total
Year ended 10/31/05
Operating revenues	$5,132,390	$2,581,105	$2,478,126	$2,870,300	$13,061,921
Operating profit (loss)	$2,619,467	$87,734	$56,160	($62,312)	$2,701,049
Net income (loss) from discontinued operations	$439,090	$1,619,487	($917,765)	($704,691)	$436,121
Net income (loss) before cumulative effect of change in accounting principle	$1,751,846	$1,198,280	($784,316)	($233,810)	$1,932,000
Net income (loss)	$1,751,846	$1,198,280	($784,316)	($233,810)	$1,932,000
Net income (loss) before discontinued operations and cumulative effect per weighted average combined share	$0.68	($0.22)	$0.06	$0.18	$0.70
Net income (loss) per weighted average combined share	$0.91	$0.61	($0.48)	($0.14)	$0.90

	1st	2nd	3rd	4th	Total
Year ended 10/31/04
Operating revenues	$1,741,854	$1,136,884	$2,583,210	$2,171,275	$7,633,223
Operating profit (loss)	$383,156	($222,606)	($711,202)	($257,430)	($808,082)
Net income (loss) from discontinued operations	$864,845	$9,164,987	($936,577)	($1,047,763)	$8,045,492
Net income (loss) before cumulative effect of change in accounting principle	$955,174	$8,243,787	($794,315)	($652,761)	$7,751,885
Net income (loss)	$127,016	$7,566,167	($794,315)	($652,761)	$6,246,107
Net income (loss) before discontinued operations and cumulative effect per weighted average combined share	($0.38)	($0.47)	$0.07	$0.63	($0.15)
Net income (loss) per weighted average combined share	$0.07	$3.94	($0.41)	($0.34)	$3.26

     The quarterly results of operations for Fiscal 2005 and 2004 reflect the cyclical nature of the Companies' business since land dispositions occur sporadically and do not follow any pattern during the fiscal year.  Reclassifications in operating revenues and income (loss) from continuing operations in the quarters for years ended October 31, 2005 and 2004 reflect ski operations being classified as discontinued operations, as well as the sale of Dreshertown Plaza Shopping Center in Fiscal 2004.

 14.  BUSINESS SEGMENT INFORMATION:

   The following information is presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."  In accordance with SFAS No. 131, the Companies' business segments were determined from the Companies' internal organization and management reporting, which are based primarily on differences in services.

    The Companies and the subsidiaries, under SFAS No. 131, previously operated in four business segments, currently operate three business segments (Ski Operations was combined into Real Estate Management/Rental Operations) consisting of the following:

   Real Estate Management/Rental Operations

      Real Estate Management/Rental Operations consists of: investment properties leased to others located in Eastern Pennsylvania, South Carolina, Virginia and Louisiana; revenues derived from the management of investor-owned properties, principally resort homes; recreational club activities and services to the trusts that operate resort residential communities; sales of investment properties; and rental of land and land improvements, including two ski areas located in the Pocono Mountains of Northeastern Pennsylvania.

   Summer Recreation Operations

      Summer Recreation Operations consist of a seasonal recreational operating center located in the Pocono Mountains of Northeastern Pennsylvania, which is the Lake Mountain Sports Club.

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

      Funds expended to date for real estate development in Laurelwoods have been primarily for infrastructure improvements.  We are in the construction phase for 23 single family homes and the initial construction stage for 44 duplex homes.  Other expenditures for all development projects in the planning phases include fees for architects, engineers, consultants, studies and permits.

	10/31/05	10/31/04	10/31/03
Revenues from continuing operations:
Real estate management/rental operations	$5,788,904	$4,367,757	43,449,903
Summer recreation operations	774,288	1,944,023	1,876,724
Land resource management	6,498,729	1,321,443	2,620,907
	$13,061,921	$7,633,223	$7,947,534
Gross profit (loss), excluding general and administrative expenses:
Real estate management/rental operations	$1,180,890	$631,867	$368,086
Summer recreation operations	(58,968)	(737,950)	137,938
Land resource management	3,131,941	196,316	2,035,770
	$4,253,863	$ 90,233	$2,541,794
General and administrative expenses:
Real estate management/rental operations	$ 688,191	$ 521,023	$ 458,283
Summer recreation operations	92,048	224,578	249,303
Land resource management	772,575	152,714	348,160
	$1,552,814	$ 898,315	$1,055,746

	10/31/05	10/31/04	10/31/03
Interest and other income:
Real estate management/rental operations	$ 98,662	$1,049,822	$ 22,475
Summer recreation operations	0	0	0
Land resource management	41,076	27,142	0
	$139,738	$1,076,964	$22,475
Interest expense:
Real estate management/rental operations	$ 878,889	$ 449,521	$ 145,846
Summer recreation operations	0	0	0
Land resource management	15,019	8,968	1,458
	$893,908	$458,489	$147,304

Income (loss) from continuing operations before income taxes	$1,946,879	($189,607)	$1,361,219

For the fiscal years ended October 31, 2005, 2004, and 2003, no one customer represented more than 10 % of total revenues.

   Identifiable assets, net of accumulated depreciation at October 31, 2005, 2004, and 2003 and depreciation expense and capital expenditures for the years then ended by business segment are as follows:

October 31, 2005	Identifiable Assets	Depreciation Expense	Capital Expenditures
Real estate management/rental operations	$56,208,585	$2,313,035	$1,612,010
Summer recreation operations	203,603	58,199	24,834
Land resource management	134,456	47,200	140,208
Other corporate	570,099	105,942	128,784
Total	$57,116,743	$2,524,376	$1,905,836

October 31, 2004	Identifiable Assets	Depreciation Expense	Capital Expenditures
Real estate management/rental operations	$38,173,543	$1,977,797	$22,656,301
Summer recreation operations	431,405	1,187,120	85,310
Land resource management	158,802	45,742	97,897
Other corporate	6,698,219	83,134	186,886
Total	$45,461,969	$3,293,793	$23,026,394

October 31, 2003	Identifiable Assets	Depreciation Expense	Capital Expenditures
Real estate management/rental operations	$14,364,528	$1,569,415	$1,844,789
Summer recreation operations	10,876,228	402,031	1,707,395
Land resource management	88,774	14,963	51,005
Other corporate	2,630,880	64,454	30,102
Total	$27,960,410	$2,050,863	$3,673,291

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

16.  RELATED PARTY TRANSACTIONS:

Kimco Realty Services, Inc., or Kimco, is our controlling shareholder and Kimco Realty Corporation, the parent company of Kimco, is presently providing consulting services to us.  The services are focused on land development, acquisitions and disposals.  For the fiscal years ended October 31, 2005, 2004 and 2003 Kimco was paid $200,000, $285,000 and $125,000 in consulting fees, respectively.

Kimco Realty Corporation serves as the management company for the Oxbridge Square Shopping Center, Richmond, Virginia and the Coursey Commons Shopping Center, Baton Rouge, Louisiana, effective June 2004.  A wholly owned subsidiary of Kimco Realty Corporation receives a fixed monthly fee of 4.5% of rental income on store leases.  During the fiscal years ended October 31, 2005 and 2004 that subsidiary received $81,504 and $24,600, respectively for management fees earned on the two new shopping centers.  Kimco Realty Corporation also served as the management company for the Dreshertown Plaza Shopping Center from June 2003 to March 2004 (at which point the shopping center was sold).  During its management term of Dreshertown, Kimco Realty Corporation was paid $50,977 in management fees.

Michael J. Flynn, the Chairman of our board of directors, is also the President, Chief Operating Officer and Vice Chairman of the board of directors of Kimco Realty Corporation. Michael receives an annual fee of $35,000.  In addition, Patrick M. Flynn, who serves as one of our directors and is our President and Chief Executive Officer, is the Director of Real Estate at Kimco Realty Corporation.  Patrick has received  an annual bonus of $50,000, $40,000 and $40,000 in the years ended October 31, 2005, 2004 and 2003  Finally, Milton Cooper, who serves as one of our directors, also serves as Chief Executive Officer and Chairman of the board of directors of Kimco Realty Corporation.

Amounts due to related parties total $120,836 at October 31, 2005 and $114,168 at October 31, 2004.

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

      During Fiscal 2002, four corporate officers were granted stock options in varying amounts for a total of 11,000 shares, all expiring December 10, 2006.  Additionally, during Fiscal 2003, six key employees were granted stock options totaling 18,000 shares, due to expire on December 2, 2007.  During Fiscal 2004, seven key employees were granted stock options in varying amount for a total of 32,000 shares, all expiring February 2009.  During Fiscal 2005, seven key employees were granted stock options totaling 52,000 shares, which vest over three years, all expiring February 2010.

   Option activity during the years ended October 31, 2005, 2004 and 2003 is as follows:

	10/31/05		10/31/04		10/31/03
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year:	96,000	$11.62	64,000	$8.56	46,000	$7.65
Granted	52,000	$34.00	32,000	$17.75	18,000	$10.90
Exercised	61,000	$14.42	-	-	-	-
Canceled			-	-	-	-
Outstanding at end of year	87,000	$23.04	96,000	$11.62	64,000	$8.56

Options exercisable at year-end	46,440	$13.46	96,000	$11.62	64,000	$8.56

Option price range	$6.75-$34.00		$6.75-$17.75		$6.75-$10.90

Weighted average fair value of options granted during year	$15.00		$17.64		$8.20

Weighted average grant date fair value of options granted during year	$15.70		$17.66		$6.69

Weighted average remaining contractual life (in years)	4.7		3.8		4.4

  Activity related to non-vested options for the year ended October 31, 2005 is as follows:

	Shares	Weighted Average Grant Date Fair Value Price
Non vested at beginning of year:	--	--
Granted	52,000	$15.70
Vested	(11,440)	$15.70
Non-vested at year-end	40,560	$15.70

18.  PER SHARE DATA:

Earnings per share for the years ended October 31, 2005, 2004 and 2003 are computed as follows:

	10/31/05	10/31/04	10/31/03
Net earnings (loss)	$1,932,000	$6,246,107	($879,137)
Weighted average combined shares of common stock outstanding used to compute basic earnings per combined share	2,161,244	1,916,130	1,916,130
Additional combined common shares to be issued assuming exercise of stock options, net of combined shares assumed reacquired	45,992	43,793	19,114
Combined shares used to compute dilutive effect of stock option	2,207,235	1,959,923	1,935,244
Basic earnings (loss) per combined common share	$0.90	$3.26	($0.45)
Diluted earnings (loss) per combined common share	$0.87	$3.19	($0.45)

19.  SUBSEQUENT EVENTS:

On December 1, 2005, the Companies entered into a 28 year lease for the Jack Frost Mountain Ski Area and Big Boulder Ski Area with JFBB Ski Areas Inc., an affiliate of Peak Resorts.  Pursuant to the lease, JFBB Ski Areas will operate the ski areas and will make monthly lease payments to us during the ski season, amounting to $100,000 per month from January through April.  In addition, JFBB Ski Areas is required to make capital improvements of $5,000,000 to the two ski areas in the first three years of the lease.  Based upon the terms of the lease the Companies expect to record the transaction as a direct financing lease and accordingly has reclassified the related assets as assets held to be used.  As a result of entering into the lease agreement, the Companies have discontinued future operations from the Ski Operations segment and have reported the activity recognized for the years ending October 31, 2005, 2004 and 2003 as discontinued operations. The revenue and expenses from the leased ski areas will be included in the Real Estate Management /Rental Operations business segment.

As a result of the lease, a number of employees have severed employment and will no longer be active participants in the Companies’ defined benefit pension plan.  Management is working with the actuary to determine the impact on the future plan valuation.  In connection with the termination of employment of two such employees on December 1, 2005, the Company accelerated the vesting of options to purchase 9,000 shares of the Companies’ common stock, which were granted pursuant to Nonqualified Stock Option Grant Agreements, dated as of February 1, 2005.  These options to purchase 9,000 shares are fully vested and will expire on February 28, 2006.

On January 27, 2006, the Companies entered into an agreement with Popple Construction Company, Inc. for infrastructure improvements of a residential housing development at Boulder Lake Village, located in Lake Harmony, Pennsylvania.  The anticipated cost for the infrastructure improvements to Boulder Lake Village is approximately $2,250,000.

Report of Independent Registered Public Accounting Firm

To Shareholders of

Blue Ridge Real Estate Company

and Big Boulder Corporation:

We have audited the accompanying combined balance sheets of Blue Ridge Real Estate Company and subsidiaries and Big Boulder Corporation and subsidiaries (the “Companies”) as of October 31, 2005 and 2004, and the related combined statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended October 31, 2005. These financial statements are the responsibility of the Companies’ management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Blue Ridge Real Estate Company and subsidiaries and Big Boulder Corporation and subsidiaries as of October 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the combined financial statements, the Companies changed their method of accounting for deferred operating costs in 2004.

Parente Randolph, LLC

Wilkes-Barre, Pennsylvania

February 2, 2006