Form 10-K, Exhibit 13
period 2006-10-31
BLUE RIDGE REAL ESTATE CO
filed 2007-01-29
CIK 12779

Exhibit 13.1

PORTIONS OF 2006 ANNUAL REPORT TO SHAREHOLDERS

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

COMBINED SUMMARY OF SELECTED FINANCIAL DATA

	10/31/06	10/31/05	10/31/04	10/31/03	10/31/02
Revenues from continuing operations	$13,329,620	$11,682,890	$7,177,910	$7,947,534	$7,082,823
Net income (loss)	$2,831,280	$1,932,000	$6,246,107	$ (879,137)	$ 686,758
Net income (loss) per combined share	$1.17	$0.90	$3.26	($0.45)	$0.36
Cash dividends per combined share	0	0	0	0	0
Weighted average number of combined shares outstanding	2,443,024	2,385,024	1,916,130	1,916,130	1,916,431
Total assets	$71,814,454	$56,993,743	$45,461,969	$27,960,410	$24,645,828
Debt	$22,030,700	$13,149,742	$15,881,808	$10,990,756	$ 8,049,805
Shareholders' equity	$37,845,397	$33,663,614	$15,769,866	$ 9,523,759	$10,202,521

FINANCIAL SECTION

Page

Quarterly Financial Information (Unaudited)

3

Stock and Dividend Information

4

Management’s Discussion and Analysis of Financial Condition and Results of Operations

5

Combined Balance Sheets

16

Combined Statements of Operations

18

Combined Statements of Changes in Shareholders’ Equity

19

Combined Statements of Cash Flows

20

Notes to Consolidated Financial Statements

21

Report of Independent Registered Public Accounting Firm

38

QUARTERLY FINANCIAL INFORMATION (Unaudited)

      The results of operations for each of the quarters in the last two years are presented below.

	1st	2nd	3rd	4th	Total
Year ended 10/31/06
Operating revenues	$1,496,504	$2,194,983	$4,670,530	$4,967,603	$13,329,620
Operating (loss) profit	(747,382)	(576,589)	674,085	677,523	27,637
Net (loss) income from discontinued operations	(51,633)	49,524	3,269,043	(15,126)	3,251,808
Net (loss) income	(598,763)	(388,802)	3,594,249	224,596	2,831,280
Net (loss) income before discontinued operations per weighted average combined share	($0.22)	($0.20)	($0.73)	$0.98	($0.17)
Net (loss) income per weighted average combined share	($0.25)	($0.16)	$1.49	$0.09	$1.17

	1st	2nd	3rd	4th	Total
Year ended 10/31/05
Operating revenues	$4,801,535	$2,275,541	$2,131,194	$2,474,620	$11,682,890
Operating profit (loss)	$2,399,136	($81,761)	($179,601)	($344,667)	$1,793,107
Net income (loss) from discontinued operations	$420,998	$1,341,240	($615,151)	($240,453)	$906,634
Net income (loss)	$1,751,846	$1,198,280	($784,316)	($233,810)	$1,932,000
Net income (loss) before discontinued operations and cumulative effect per weighted average combined share	$0.69	($0.07)	($0.07)	($0.07)	$0.48
Net income (loss) per weighted average combined share	$0.91	$0.61	($0.48)	($0.14)	$0.90

     The quarterly results of operations for Fiscal 2006 and 2005 reflect the cyclical nature of the Companies' business since land dispositions occur sporadically and do not follow any pattern during the fiscal year.  Reclassifications in operating revenues and income (loss) from continuing operations in the quarters for years ended October 31, 2006 and 2005 reflect ski operations being classified as discontinued operations, as well as the sale of Oxbridge Square shopping center in Fiscal 2006.

STOCK AND DIVIDEND INFORMATION

Market Price of Common Stock

Our common stock is quoted on the OTC Bulletin Board under the symbol “BLRGZ.”  There has been a limited and sporadic trading market for our common stock.  However, our management does not believe such limited activity constitutes an established public trading market.  As of January 26, 2007, we had 514 holders of record of our common stock.

   The following sets forth the high asked and low bid price quotations as reported on the monthly statistical reports of the National Association of Securities Dealers, Inc. for Fiscal 2006 and 2005. No dividends were paid on common stock in either period.

Fiscal Year 2006

HIGH

LOW

ASKED

BID

First Quarter

38.88

37.50

Second Quarter

47.00

37.80

Third Quarter

43.00

37.55

Fourth Quarter

41.75

38.00

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

Since the completion of our last large-scale real estate development project in the 1980s, which established our four resort communities, management was primarily focused on the promotion and maintenance of our two ski areas, our summer operations and the resort communities.  Beginning in the fiscal year ended October 31, 2001, we began to refocus our attention on the further development of our real estate holdings.  We are continuing to evaluate the feasibility of our current real estate projects based on market demand and economic conditions.

We own 17,007 acres of land in Northeastern Pennsylvania.  Of these land holdings, we have designated 5,004 acres as held for development and are moving forward with governmental approvals.  Management believes that our primary focus should be on the construction of single and multi-family dwellings in proximity to our ski areas.  It is expected that all of our planned developments will result in approximately 3,700 lots or units, some of which will be subdivided and sold as parcels of land, while others will be developed into single and multi-family housing.  For the fiscal year ended October 31, 2007, or Fiscal 2007, management intends to continue selective sales and purchases of land, some of which may be treated as section 1031 tax deferred exchanges.  We are also taking various steps to attract new land sale customers; for example, we are offering financing opportunities for the purchase of selected tracts of land.  We are constructing Phase I and II of the Laurelwoods Community of single family and multi-family homes.  Additionally, we are moving forward with plans to develop residential communities near Jack Frost and Big Boulder ski resorts.  This is part of a comprehensive plan for our “core land” development in and around our two ski areas.

We also generate revenue by the selective timbering of our land.  The selection of parcels is based upon our current real estate development activities.

We are in various stages of approval for the community surrounding a new 18-hole golf course at Jack Frost Mountain that is scheduled to open during the spring of 2007.  This community is expected to include approximately 1,100 homes and will be comprised of approximately 40% single family homes and 60% multi-family units, as well as golf club amenities and the necessary infrastructure.

We also expect that certain subdivisions may be sold outright in phases to nationally-recognized land developers in order to facilitate the market for housing and to reduce the inherent risk associated with any land development.

We currently operate two real estate sales offices.  Jack Frost-Big Boulder Real Estate is located in Lake Harmony, Pennsylvania and markets new and previously owned homes in and around our resort communities primarily to buyers seeking a second home.  The Stoney Run Realty office located in Stroudsburg, Pennsylvania offers custom-built, single family homes in the Pocono region.  These homes primarily attract customers from nearby metropolitan areas in Pennsylvania, New York and New Jersey.  All of these custom-built homes are built by our construction division, Moseywood Construction Company.

As a result of the Companies continued focus on real estate activities, at October 31, 2006 we changed the presentation of our balance sheet to an unclassified presentation using the alternate format in order to reflect our assets and liabilities in order of their importance.

Recent Developments

     On August 18, 2006, we acquired a retail store located on New Jersey State Highway Route No. 9, in Toms River, New Jersey.  The purchase price of the acquired asset was $5,950,000.  The property consists of a free-standing Walgreens store including approximately 14,820 square feet of leasable space and approximately 1.8 acres of land located in Toms River, New Jersey.  The property and improvements are currently leased to Walgreen Eastern Co., Inc. (the “Tenant”) pursuant to a lease agreement dated May 18, 2005.  The Tenant began operations effective August 1, 2006.

     On September 28, 2006, Blue Ridge acquired another retail store property known as the Jack in the Box restaurant, located in the city of Anahuac, Texas, for total consideration of $1,940,000.  Blue Ridge and Jack in the Box entered into a Lease Agreement for the Property whereby Blue Ridge leased the property back to Jack in the Box following the closing.

     On September 21, 2006, Blue Ridge registered a new subsidiary company named Flower Fields Motel, LLC.  This company was created to facilitate the acquisition of the Flower Fields Motel in Tannersville, Pennsylvania.

     On October 13, 2006, Blue Ridge, under their newly formed subsidiary Flower Fields Motel, LLC, acquired commercial property known as the Flower Fields Motel.  The property consists of approximately three acres, with a motel and two cottages located thereon in Tannersville, Pennsylvania for total consideration of $900,000.  On October 13, 2006, Flower Fields Motel LLC entered into a Lease Agreement for the Property leasing it to the current operators.

     On October 31, 2006, Blue Ridge acquired another retail store property located along Wildwood Road, in White Bear Lake, Minnesota.  The purchase price of the acquired asset was $6,190,000.  The property consists of a free-standing Walgreens store including approximately 14,820 square feet of leasable space and approximately 1.8 acres of land located in White Bear Lake, Minnesota.  The property and improvements are currently leased to Walgreen Company, Inc. (the “Tenant”) pursuant to a lease agreement dated August 11, 2005.  The Tenant began operations effective November 25, 2006.

      The purchase price for the Walgreens stores in New Jersey and Minnesota, the Jack in the Box restaurant and the Flower Fields Motel were funded by cash held in escrow from the sale of Oxbridge Square shopping center via a third party intermediary. These acquisitions are replacement properties for the tax deferred like-kind exchange of Oxbridge Square Shopping Center in accordance with Internal Revenue Code Section 1031.

     On September 28, 2006, Blue Ridge Real Estate Company and Northeast Land Company sold 126 acres to Split Rock County Club, Inc. for $645,000.  As part of the Agreement of Sale for the property, Blue Ridge Real Estate Company agreed to terminate two easements through the property for an additional $105,000.

     Effective October 1, 2006, the Northeast Land Company entered into an agreement with Mountain Resort Villas, an unrelated party and an affiliate of Appletree Management Group, Inc. Pursuant to the contract, Mountain Resort Villas agreed to purchase certain property management and rental management contracts from Northeast Land Company and to lease certain buildings for use in the operation and maintenance of Northeast Land Company’s existing rental accommodations program.

      The opening of the Jack Frost National Golf Course in Blakeslee, Pennsylvania is planned for spring 2007.  The opening was delayed due to several weather related events, including a torrential rainstorm in June which delayed the grow-in phase of the golf course.

     Construction of two duplex buildings in Laurelwoods II commenced in September 2006 and is expected to be completed in the summer of 2007.

     Infrastructure improvements for Boulder Lake Village condominium development are expected to be completed by the fall of 2007.  Plans are underway to begin construction the first condominium building in spring 2007.

Critical Accounting Policies and Significant Judgments and Estimates

We have identified the most critical accounting policies upon which our financial status depends.  The critical policies and estimates were determined by considering accounting policies that involve the most complex or subjective decisions or assessments.  The most critical accounting policies identified relate to net deferred tax assets and liabilities, net investment in direct financing leases, the valuation of land development costs and long-lived assets, and revenue recognition.

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

Management’s estimate of deferred tax assets and liabilities is primarily based on the difference between the tax basis and financial reporting basis of depreciable assets and the net investment in direct financing leases, like-kind exchanges of assets, stock options and accruals.  Valuation allowances are established, when necessary to reduce tax assets to the amount expected to be realized.

We have capitalized as the net investment in direct financing leases, that portion of the leased premises pertaining to Jack Frost Mountain and Big Boulder ski areas, which met the criteria for accounting for a portion of the lease transactions as direct financing leases.  The accounting was based on estimates and assumptions about the fair values and estimated useful lives of the leased properties, as well as, the collectibility of lease payments and recoverability of the unguaranteed residual value of the leased properties.  We will periodically review the net investment in direct financing leases for events or changes in circumstances that may impact collectibility, and recoverability of the unguaranteed residual value of leased properties.

We capitalize as land and land development costs, the original acquisition cost, direct construction and development costs, property taxes, interest incurred on costs related to land under development and other related costs (engineering, surveying, landscaping, etc.) until the property reaches its intended use.  The cost of sales for individual parcels of real estate or condominium units within a project is determined using the relative sales value method.  Revenue is recognized upon signing of the sales agreement.  Selling expenses are charged against income in the period incurred.

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

Deferred income consists of dues, rents and deposits on land or home sales. Rents that are not yet earned are related to our commercial properties that have been paid in advance, and dues are related to memberships in our hunting and fishing clubs paid in advance. We recognize revenue related to the hunting and fishing clubs over the one-year period that the dues cover.  We recognize revenue related to the fishing club over a 5 month period, May through September.  Deposits are required on land and home sales.

We have no off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Results of Operations

FISCAL 2006 VERSUS FISCAL 2005

Net Income

   For Fiscal 2006, we reported net income of $2,831,280 or $1.17 per combined share as compared with a net income of $1,932,000, or $.0.90 per combined share for Fiscal 2005.

Revenues

   Combined revenue of $13,329,620 represents an increase of $1,646,730, or 14% compared to Fiscal 2005.  Real Estate Management Operations/Rental Operations revenue increased $5,069,403, or 115%, when compared to Fiscal 2005.  Summer Recreation Management Operations decreased $569,662, or 74%.  Land Resource Management revenue decreased $2,853,011, or 44%.

Real Estate Management/Rental Operations

   The Real Estate Management Operations/Rental Operations had revenue of $9,479,276 in Fiscal 2006 as compared to $4,409,873 in Fiscal 2005, which resulted in an increase of $5,069,403, or 115% that was primarily attributed to an increase in Moseywood Construction Company’s custom home construction sales.

Summer Recreation Operations

   In Fiscal 2006, Summer Recreation Operations had revenue of $204,626 as compared to $774,288 for Fiscal 2005, which represents a decrease of $569,662, or 74%.  This decrease is mainly attributable to the discontinuation of the Splatter Paintball and the Traxx Motocross operations following the Fiscal 2005 season.

Land Resource Management

    In Fiscal 2006, Land Resource Management had revenue of $3,645,718 as compared to $6,498,729 for Fiscal 2005, which represents a decrease of $2,853,011, or 44%.  In Fiscal 2006, 260 acres of land and one company-owned investment property were sold generating $1,926,377 in revenue, as compared to Fiscal 2005 in which 2,470 acres of land and seven company-owned resort investment properties were sold generating revenue of $4,802,976. This represents a decrease of $2,876,529, or 60% for Fiscal 2006 as compared to Fiscal 2005. Real Estate Development revenue in Fiscal 2006 was $1,513,670 as compared to $1,014,271 revenue recognized in Fiscal 2005 for an increase of $499,399, or 49%. This increase was the result of the sale of four single family homes in the Laurelwoods residential community.  To date approximately 5% of our 17,020 acres have been marked for timbering.  A forester has been hired to generate a long-term plan of managed timbering that will pay significant attention to protecting the environment and retaining the value of the land.  In Fiscal 2006, timber sales were $205,671, as compared to Fiscal 2005, which generated $681,482 of revenue, a decrease of $475,811, or 70%.

Operating Costs

Real Estate Management/Rental Operations

   Operating costs associated with Real Estate Management Operations/Rental Operations for Fiscal 2006 were $9,127,308, as compared to $4,136,925 for Fiscal 2005, which represents an increase of $4,990,383, or 121%.  The increase was mainly attributable to the expenses associated with new home construction costs. For the Fiscal 2006 construction costs were $4,351,980 on 28 housing starts as compared to construction costs of $324,262 on six housing starts for the Fiscal 2005. The increase in Fiscal 2006 was also attributable to marketing costs and sales expenses related to new home construction and the reclassification of personnel costs from the Companies’ other business segments to more accurately reflect duties performed.

Summer Recreation Operations

   Operating costs associated with Summer Recreation Operations for Fiscal 2006 were $225,666 as compared with $683,458 for Fiscal 2005, which represents a decrease of $457,792, or 67%. This decrease was due to the closing of the Splatter Paintball and the Traxx Motocross operations following the Fiscal 2005 season.

Land Resource Management

   Operating costs associated with Land Resource Management for Fiscal 2006 were $2,299,621 as compared with $3,366,788 for Fiscal 2005, which represents a decrease of $1,067,167, or 32%. This decrease is primarily attributable to costs for land and buildings sold.  For Fiscal 2006, 260 acres of land and one resort investment property were sold as compared to 2,470 acres and seven resort investment properties sold in Fiscal 2005.

Asset Impairment Loss

   There was no asset impairment loss in Fiscal 2006. The asset impairment loss in Fiscal 2005 of $149,798 is the result of the closing of Splatter Paintball. The Splatter Paintball facility was closed due to the playing fields encroaching on the site of the new 18-hole championship golf course.

General and Administration

   General and Administration costs for Fiscal 2006 were $1,649,388, as compared with $1,552,814 for Fiscal 2005, which represents an increase of $96,574, or 6%.  This is primarily a result of recognition of stock based compensation consistent with FAS 123R.

Other Income (Expense)

   Interest and Other Income was ($49,788) in Fiscal 2006, as compared to $139,738 in Fiscal 2005, a decrease of $189,526, or 136%. This decrease is primarily attributable to the sale of laundry equipment to a third party operator of the accommodations rental program.

   Interest expense for Fiscal 2006 was $632,387, as compared to $600,479 for Fiscal 2005, which represents an increase of $31,908, or 5%.

Discontinued Operations

   Due to management’s decision to enter into a lease agreement subsequent to Fiscal 2005 year end, in which the Companies leased the two ski areas to a third party operator, the results of operations of the ski operations segment for Fiscal 2006, 2005 and 2004 are reported as discontinued operations.  Future cash flows and operating results of the Ski Operations segment will no longer be reported.   Cash flows resulting from the lease commitment are now reported in the Real Estate Management/Rental Operations segment.

   The net loss from discontinued operations for ski operations in Fiscal 2006 was ($279,938) as compared to a net income of $436,121 in Fiscal 2005.  This loss in Fiscal 2006 is due to one month depreciation expense prior to the lease commencement, as well as expense recognized under FAS 123R related to the vesting of stock options for terminated employees.

   The net income from discontinued operations for the Oxbridge Square shopping center for Fiscal 2006 was $5,610,546 as compared to $754,513 for Fiscal 2005. $5,236,478 of this income was a result of the gain on the sale of the shopping center.

   Also included in discontinued operations in Fiscal 2004 are the results of real estate rental operations stemming from the sale of the Dreshertown Plaza Shopping Center which reported income from operations of $418,216 and a gain on the sale net of tax amounting to $7,848,867.  No activity was incurred for Dreshertown Plaza Shopping Center in Fiscal 2006 or Fiscal 2005.

Tax Rate

   The effective Tax Rate for Fiscal 2006 was 39% and Fiscal 2005 was 24%.  The 39% effective tax rate in Fiscal 2006 is in line with what would be expected based on statutory rates.  The 24% tax rate in Fiscal 2005 was due to management’s decision to sell outright six investment properties that were previously purchased in tax deferred 1031 exchanges and recorded for tax purposes at a lower basis.  Therefore, upon their sale, a significant taxable gain was recognized as currently taxable.  This resulted in a significant unexpected utilization of state net operating loss carryforwards.  Valuation allowances were provided for these state carryforwards at October 31, 2004.  The reduction of this valuation allowance reduced the income tax expense and effective tax rate.

Results of Operations

FISCAL 2005 VERSUS FISCAL 2004

Net Income

   For Fiscal 2005, (“Fiscal 2005”), we reported net income of $1,932,000, or $.0.90 per combined share, as compared with a net income of $6,246,107, or $3.26 per combined share, for Fiscal 2004.

Revenues

   Combined revenue of $11,682,890 represents an increase of $4,504,908, or 62% compared to Fiscal 2004.  Real Estate Management Operations/Rental Operations revenue increased $497,429, or 13% when compared to Fiscal 2004. Summer Recreation Management Operations decreased $1,169,735, or 60%.  Land Resource Management revenue increased $5,177,286.

Real Estate Management/Rental Operations

   The Real Estate Management Operations/Rental Operations had revenue of $4,409,873 in Fiscal 2005 as compared to $3,912,444 in Fiscal 2004, which resulted in an increase of $497,429 that was primarily attributed to an increase in the rental of investment properties. This increase in revenue was mainly attributed to income from a newly acquired shopping center in Fiscal 2004, the Coursey Commons shopping center. The Coursey Commons shopping center's revenue was $970,791 for Fiscal 2005 as compared to $329,986 for Fiscal 2004 for an increase of $640,805.  The increase in revenue for the shopping centers is due the shorter five-month period of revenue recognition in Fiscal 2004, as the shopping centers were purchased in June 2004.  This increase was offset by a reduction in communication tower rental income as several towers were sold.

Summer Recreation Operations

   In Fiscal 2005, Summer Recreation Operations had revenue of $744,288 as compared to $1,944,023 for Fiscal 2004, which represents a decrease of $1,169,735, or 60%.  This decrease is mainly attributed to the closing of the Traxx Motocross Park and the Fernridge Campground in October 2004 and the closing of the Splatter Paintball in March 2005.

Land Resource Management

    In Fiscal 2005, Land Resource Management had revenue of $6,498,729 as compared to $1,321,443 for Fiscal 2004, which resulted in an increase of $5,177,286.  In Fiscal 2005, 2,470 acres of land were sold generating $4,802,976 in revenue with a basis of $135,466 as compared to Fiscal 2004 in which 104 acres of land were sold generating revenue of $994,542 with a basis of $6,514. This results in an increase of $3,808,434 for Fiscal 2005 as compared to Fiscal 2004. Real Estate Development revenue in Fiscal 2005 was $1,014,271 as compared to no revenue recognized for Fiscal 2004. This represents the sale of three single family homes in the Laurelwoods residential community.  To date approximately 5% of our 17,269 acres have been marked for timbering.  A forester has been hired to generate a long-term plan of managed timbering which will pay specific attention to protecting the environment and retaining the value of the land.  In Fiscal 2005 timber sales were $681,482 as compared to Fiscal 2004 which generated $326,900 of revenue, an increase of $354,582 or 108%.

Operating Costs

Real Estate Management/Rental Operations

   Operating costs associated with Real Estate Management Operations/Rental Operations for Fiscal 2005 were $4,136,925 as compared to $3,530,493 for Fiscal 2004, which represents an increase of $600,432, or 17%.The increase was mainly attributable to the expenses associated with a new shopping center acquired in June 2004, the Coursey Commons shopping center. The Coursey Commons shopping center had expenses of $850,315 for Fiscal 2005 as compared to $300,775 for Fiscal 2004 for an increase of $549,540. The increase in operating costs for the shopping center is due to a shorter five month period in Fiscal 2004, as the shopping centers were purchased in June 2004. This was offset by a reduction in costs associated with the sale of several communication towers.

Summer Recreation Operations

   Operating costs associated with Summer Recreation Operations for Fiscal 2005 were $683,458 as compared with $1,660,939 for Fiscal 2004, which represents a decrease of $977,481, or 59%. This decrease was due to the closing of the Traxx Motocross Park and the Fernridge Campground in October 2004 and the closing of Splatter Paintball in March 2005.

Land Resource Management

   Operating costs associated with Land Resource Management for Fiscal 2005 were $3,366,788 as compared with $1,125,127 for Fiscal 2004, which represents an increase of $2,241,661. This increase is primarily attributable to an increase in construction and related costs of $1,683,137 in Fiscal 2005 as compared to no costs recognized in Fiscal 2004. The majority of these costs were for cost of goods sold of $762,706, salaries and wages of $374,599, and consulting fees of $203,039, all related to the sale of 3 single family homes in the Laurelwoods development. The cost of land and buildings sold increased $835,231 relating to the sale of six investment properties in the land sales division.

Asset Impairment Loss

   The asset impairment loss in Fiscal 2005 of $149,798 is the result of the closing of Splatter Paintball. The Splatter Paintball facility was closed due to the playing fields encroaching on the site of the new 18 hole championship golf course.  In Fiscal 2004, $452,325 was recognized as an impairment loss as the result of the closing of the Fern Ridge Campground and an impairment loss of $568,709 was recorded as a result of the closing of the Traxx Motocross Park.

General and Administration

   General and Administration costs for Fiscal 2005 were $1,552,814, as compared with $898,315 for Fiscal 2004, which represents an increase of $654,499, or 73%. This increase is attributable to $83,313 in Pennsylvania and Louisiana Capital Stock Tax expensed in Fiscal 2005, increased consulting fees of $193,000, increased  legal and audit fees of  $81,600 resulting from the implementation of the Sarbanes Oxley internal control compliance act and $168,000 in donations to various local municipalities.

Other Income (Expense)

   Interest and Other Income was $139,738 in Fiscal 2005 as compared to $1,076,964 in Fiscal 2004, a decrease of $937,226, or 87%. This decrease is primarily attributable to the sale of our four communication towers in Fiscal 2004.

   Interest expense for Fiscal 2005 was $600,479, as compared to $334,021 for Fiscal 2004, which represents an increase of $266,458, or 80%. This increase is attributable to the additional interest incurred on the mortgages resulting from the purchase of the Coursey Commons shopping center in June of Fiscal 2004.  The Coursey Commons shopping center’s interest expense in Fiscal 2005 was $433,476, as compared to $159,199 in Fiscal 2004, for an increase of $274,277 or 172%.

Discontinued Operations

   Due to management’s decision to enter into a lease agreement subsequent to the Fiscal 2005 year end, in which the Companies have leased the Jack Frost Mountain and Big Boulder ski areas to a third party operator, the results of operations of the ski operations segment for Fiscal 2005 and 2004 are reported as discontinued operations.  Future cash flows and operating results of the Ski Operations segment will no longer be reported.  Cash flows resulting from the lease commitment are reported in the Real Estate Management / Rental Operations segment.

   The net income from discontinued operations for the Oxbridge Square shopping center for Fiscal 2005 was $614,512 as compared to $125,448 for Fiscal 2004.

   Also included in discontinued operations in Fiscal 2004 are the results of real estate rental operations stemming from the sale of the Dreshertown Plaza Shopping Center which reported income from operations of $418,216 and a gain on the sale amounting to $7,848,867 net of tax.  No activity was incurred for Dreshertown Plaza Shopping Center in Fiscal 2005.

Tax Rate

   The effective Tax Rate for Fiscal 2005 was 24% and for Fiscal 2004 was 34%.  The decrease in the effective tax rate was due to management’s decision to sell outright six investment properties that were previously purchased in tax deferred 1031 exchanges and recorded for tax purposes at a lower basis.  Therefore, upon their sale, a significant taxable gain was recognized as currently taxable.  This resulted in a significant unexpected utilization of state net operating loss carryforwards.  Valuation allowances were provided for these state carryforwards at October 31, 2004.  The reduction of this valuation allowance reduced the income tax expense and effective tax rate.

Liquidity and Capital Resources:

   The Combined Statement of Cash Flows reflects net cash used in operating activities of $10,351,042 for Fiscal 2006, net cash used by operating activities of $7,051,431 for Fiscal 2005, versus net cash used by operating activities of $826,949 for the Fiscal 2004.  The increase in net cash used in operating activities for Fiscal 2006 was primarily the result of $10.9 million of costs incurred in land development projects.

   Material non-recurring cash items during the past three years include in Fiscal 2006, the exchange of the Oxbridge Square shopping center for the two Walgreen retail stores, the Jack in the Box restaurant, the Flower Fields Motel and a investment property located in the resort community at Jack Frost Mountain; the issuance of common stock net of proceeds of approximately $15,100,000 in Fiscal 2005; the sale of the communication towers for $1,469,000 in Fiscal 2004; and the exchange of the Dreshertown Plaza shopping center for the Oxbridge Square and the Coursey Commons shopping centers in Fiscal 2004.

   Proceeds of approximately $11,000,000 from the sale of Oxbridge Square shopping center are included in the investing activities on the combined statement of cash flows.  The proceeds were used to finance approximately $15,500,000 of additions to properties.  A gain of approximately $5,200,000 is included as a reconciling item for net cash used in operating activities and $374,000 of net income reported in operating activities will be replaced by the new income producing properties.

   On April 12, 2006, Manufacturers and Traders Trust issued a letter of credit in the amount of $336,499 in favor of Kidder Township to guarantee performance of the golf course maintenance building project as defined and described in the Land Improvement Development Agreement between Kidder Township and Blue Ridge Real Estate Company dated January 19, 2006.

   On April 20, 2006, Manufacturers and Traders Trust extended a line of credit to the Companies in the aggregate amount of $10 million to fund real estate development.  Interest is due and payable on a monthly basis at a rate equal to the prime rate (as announced by the Wall Street Journal as of the first day of the calendar month), minus 0.25%.  The remaining principal and any accrued but unpaid interest is due and payable on April 19, 2008.  The Companies are using $3.5 million of this line of credit to fund construction of residential development projects and $6.5 million of this line of credit to fund infrastructure improvements for residential developments.  The total principal amount outstanding under the line of credit will not exceed the lesser of (a) $10 million, or (b) 80% of the cost or appraised value of the units.

   On May 31, 2006 Manufacturers and Traders Trust issued a letter of credit in the amount of $444,373 in favor of Kidder Township to guarantee performance of the Jack Frost National Golf Course temporary clubhouse facility as defined and described in the Land Development Improvement Agreement between Kidder Township and Blue Ridge Real Estate Company dated May 26, 2006.

   On July 17, 2006 Manufacturers and Traders Trust issued a letter of credit in the amount of $46,197 in favor of Kidder Township to guarantee performance of the Kresge Lane Subdivision site improvements as defined and described in the Land Improvement Development Agreement between Kidder Township and Blue Ridge Real Estate Company dated July 13, 2006.

   For Fiscal 2006, our major capital expenditures were for infrastructure costs associated with the 23 single unit Laurelwoods Longview Drive residential community at the Big Boulder ski area, the construction of the Jack Frost National Golf Course and the subdivision and permitting cost relating to the Boulder Lake Village 144 unit condominium community and the final phase of the Laurelwoods Community.

   We have two other lines of credit with Manufacturers and Traders Trust Company totaling $4.1 million; a $3.1 million line for general operations and a $1 million line for real estate transactions. During Fiscal 2006, we borrowed against our $3.1 million line of credit in varying amounts with a maximum amount of $2,845,807.  During Fiscal 2005, we borrowed against our $3.1 million line of credit in varying amounts with a maximum amount of $1,984,000.  The rates of interest are one percentage point less than the prime rate on the $3.1 million line (7.25% at October 31, 2006) and one half of one percentage point (0.50%) less than the prime rate on the $1.0 million line (7.75% at October 31, 2006). There were no borrowings against the real estate line of credit in Fiscal 2006.

Contractual Obligations:	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Lines of Credit	2,222,721	2,222,721	0	0	0
Long-Term Debt	19,807,979	632,309	11,366,274	705,915	7,103,481
Purchase Obligations	507,810	507,810	0	0	0
Pension Contribution Obligations	455,794	455,794
Other Long-Term Obligations	0	0	0	0	0

Total Contractual Cash Obligations	$22,994,304	$3,818,634	$11,366,274	$705,915	$7,103,481

   Purchase obligations consist of material contracts totaling $10,328,901, with six separate contractors relating to real estate development.  Payments made through October 31, 2006 total $9,821,091.

   We currently anticipate that the funds needed for future operations and to implement our land development strategy will be satisfied through operating cash, borrowed funds, public offerings or private placements of debt or equity and reinvested profits from completed and sold units or lots. We expect that with respect to land development, future construction will be conducted in phases, with the profits from each phase used to fund additional future construction. Construction is being implemented in phases as to reduce market risk associated with changing economic conditions.

Quantitative and Qualitative Disclosures About Market Risk

     Our exposure to market risk is limited primarily to the fluctuating interest rates associated with variable rate indebtedness.  At October 31, 2006, we had $9,238,124 of variable rate indebtedness, representing 42% of our total debt outstanding, at an average rate of 7.29% (calculated as of October 31, 2006).  Our average interest rate is based on our various credit facilities and our market risk exposure fluctuates based on changes in underlying interest rates.

     Exposure to market risk may also exist in our mortgages receivable issued in connection with land sales.  Mortgages receivable are considered fully collectible by management and accordingly, no allowance for loan losses is considered necessary.

New Accounting Pronouncements:

In June 2006, Financial Accounting Standards Board (“FASB”) issued FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN No. 48”).  FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”.  FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  The Companies are required to apply FIN No. 48 for the fiscal year beginning October 1, 2008.  The Companies are still evaluating the impact of adopting FIN No. 48.

In September 2006, FASB issued Statement No. 157 “Fair Value Measurements”, (“SFAS No. 157”).  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements.  SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute.  Accordingly, FASB No. 157 does not require any new fair value measurements.  The Companies are required to apply SFAS No. 157 in the first interim or annual reporting that begins after November 15, 2007.  The Companies do not expect the adoption of SFAS No. 157 to have a significant impact on its financial position or results of operations.

In September 2006, the FASB issued Statement No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106, and 132R)”, (“SFAS No. 158”).  SFAS No. 158 requires companies to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.  SFAS No. 158 requires companies to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.  The Companies are required to apply SFAS No. 158 as of the end of the fiscal year ending after June 15, 2007.  The Company is still evaluating the impact of adopting SFAS No. 158.

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

AND

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED BALANCE SHEETS

October 31, 2006 and 2005

ASSETS	10/31/06	10/31/05
Land and land development costs (5,004 and 5,124, respectively, acres per land ledger)	$27,950,669	$17,050,335
Land improvements, buildings & equipment, net	25,432,916	20,982,839
Land held for investment, principally unimproved (12,017 and 12,145, respectively, acres per land ledger)	8,077,082	6,511,879
Net investment in direct financing leases	8,361,575	0
Assets held to be used	0	9,206,923
Cash and cash equivalents	153,742	1,833,704
Prepaid expenses and other assets	981,877	722,878
Accounts receivable and mortgages receivable	856,593	685,185
	$71,814,454	$56,993,743

LIABILITIES AND SHAREHOLDERS’ EQUITY	10/31/06	10/31/05
LIABILITIES:
Debt	$22,030,700	$13,149,742
Accounts payable	1,811,335	1,876,006
Accrued liabilities	918,412	975,099
Deferred income	888,851	754,837
Amounts due to related parties	66,460	120,836
Deferred income taxes	7,694,800	5,895,000
Accrued pension expense and minimum pension liability	558,499	558,609
Total liabilities	33,969,057	23,330,129

Commitments and contingencies

COMBINED SHAREHOLDERS’ EQUITY:
Capital stock, without par value, stated value $0.30 per combined share, Blue Ridge and Big Boulder each authorized 3,000,000 shares, each issued 2,725,042 and 2,667,042 shares, respectively	817,511	800,111
Capital in excess of stated value	18,920,297	17,337,329
Earnings retained in the business	20,296,461	17,465,181
Compensation recognized under employee stock plans	0	200,900
Accumulated other comprehensive loss	(103,465)	(54,500)
	39,930,804	35,749,021
Less cost of 282,018 shares of capital stock in treasury	2,085,407	2,085,407
Total shareholders’ equity	37,845,397	33,663,614
	$71,814,454	$56,993,743

The accompanying notes are an integral part of the combined financial statements.

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

AND

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED STATEMENTS OF OPERATIONS

for the years ended October 31, 2006, 2005 and 2004

	10/31/06	10/31/05	10/31/04
Revenues:
Real estate management	$7,853,081	$3,099,585	$3,236,598
Summer recreation operations	204,626	774,288	1,944,023
Land resource management	3,645,718	6,498,729	1,321,443
Rental income	1,626,195	1,310,288	675,846
	13,329,620	11,682,890	7,177,910
Costs and expenses:
Real estate management	7,617,042	3,330,173	2,986,785
Summer recreation operations	225,666	683,458	1,660,939
Land resource management	2,299,621	3,366,788	1,125,127
Rental income	1,510,266	806,752	543,708
General and administration	1,649,388	1,552,814	898,315
Asset impairment loss	0	149,798	1,021,034
	13,301,983	9,889,783	8,235,908
Operating profit (loss)	27,637	1,793,107	(1,057,998)

Other income (expense):
Interest and other income, net	(49,778)	139,738	1,076,964
Interest expense (net of capitalized interest of $205,053 in 2006 and $102,929 in 2005)	(632,387)	(600,479)	(334,021)
	(682,165)	(460,741)	742,943

(Loss) income from continuing operations before income taxes	(654,528)	1,332,366	(315,055)

(Credit) provision for income taxes:
Current	(146,000)	8,000	(71,000)
Deferred	(88,000)	299,000	125,000
	(234,000)	307,000	54,000

Net (loss) income before discontinued operations and cumulative effect	(420,528)	1,025,366	(369,055)

Discontinued operations (including $5,236,478 gain on disposal in 2006 and $12,026,867 gain on disposal in 2004)	5,330,608	1,190,634	12,234,940

Provision for income taxes on discontinued operations:
Current	146,000	0	89,000
Deferred	1,932,800	284,000	4,025,000
	2,078,800	284,000	4,114,000

Net income from discontinued operations	3,251,808	906,634	8,120,940

Net income before cumulative effect of change in accounting principle	2,831,280	1,932,000	7,751,885

Cumulative effect of change in accounting principle (net of tax effect of $1,004,000)	0	0	(1,505,778)

Net income	$2,831,280	$1,932,000	$6,246,107

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

AND

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED STATEMENTS OF OPERATIONS

for the years ended October 31, 2006, 2005 and 2004

	10/31/06	10/31/05	10/31/04
Basic earnings per weighted average combined share:
Net (loss) income before discontinued operations and
cumulative effect	($0.17)	$0.48	($0.19)
Income from discontinued operations, net of tax	1.34	0.42	4.24
Cumulative effect of change in accounting principle, net of tax	0.00	0.00	(0.79)

Net income	$1.17	$0.90	$3.26

Diluted earnings per weighted average combined share:
Net (loss) income before discontinued operations and cumulative effect	($0.17)	$0.46	($0.18)
Income from discontinued operations, net of tax	1.33	0.41	4.14
Cumulative effect of change in accounting principle, net of tax	0.00	0.00	(0.77)

Net income	$1.16	$0.87	$3.19

Pro forma amounts assuming the change in accounting principle applied retroactively:
Pro forma net income	$0	$0	$7,751,885

Pro forma basic earnings per weighted average combined share	$0.00	$0.00	$4.05

Pro forma diluted earnings per weighted average combined share	$0.00	$0.00	$3.96

The accompanying notes are an integral part of the combined financial statements.

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

AND

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED STATEMENTS OF CHANGES
IN SHAREHOLDERS’ EQUITY

for the years ended October 31, 2006, 2005 and 2004

	Capital Stock (a)
	Shares	Amount	Capital in Excess of Stated Par		Compensation Under Employee Stock Plans	Earnings Retained in the Business	Accumulated Other Comprehensive Loss	Capital Stock in Treasury(c)	Total

Balances, October 31, 2003	2,198,148	$659,444	$1,461,748		$200,900	$9,287,074		($2,085,407)	$9,523,759

Net income						6,246,107			6,246,107

Balances, October 31, 2004	2,198,148	659,444	1,461,748		200,900	15,533,181		(2,085,407)	15,769,866

Comprehensive income:
Net income						1,932,000			1,932,000
Other comprehensive loss ,
Additional minimum pension liability adjustment, net of deferred tax benefit of $37,000							(54,500)		(54,500)
									1,877,500
Issuance of common stock	407,894	122,367	15,014,180	(b)					15,136,547

Exercise of stock options	61,000	18,300	861,401						879,701

Balances, October 31, 2005	2,667,042	800,111	17,337,329		200,900	17,465,181	($54,500)	(2,085,407)	33,663,614

Comprehensive income:
Net income						2,831,280			2,831,280
Other comprehensive loss,
Additional minimum pension liability adjustment, net of deferred tax benefit of $45,000							(48,965)		(48,965)
									2,782,315

Reclassification of compensation recognized under employee stock plan			200,900		(200,900)				0

Compensation recognized under employee stock plan			381,218						381,218

Exercise of stock options	58,000	17,400	1,000,850						1,018,250

Balances, October 31, 2006	2,725,042	$817,511	$18,920,297		$0	$20,296,461	($103,465)	($2,085,407)	$37,845,397

(a) Capital stock, at stated value of $.30 per combined share

(b) net of issuance costs of $363,424

(c) 282,018 shares held in treasury, at cost at October 31, 2006, 2005, and 2004

The accompanying notes are an integral part of the combined financial statements.

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

AND

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED STATEMENTS OF CASH FLOWS

for the years ended October 31, 2006, 2005 and 2004

	10/31/06	10/31/05	10/31/04
Cash Flows Used In Operating Activities:
Net income	$2,831,280	$1,932,000	$6,246,107
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	1,081,235	2,524,376	3,293,793
Asset impairment loss	0	149,798	1,021,034
Deferred income taxes	1,844,800	583,000	3,146,000
Gain on sale of assets	(5,121,306)	(7,767)	(13,097,691)
Compensation cost under employee stock plans	381,218	0	0
Changes in operating assets and liabilities:
Accounts receivable and mortgages receivable	(171,408)	121,794	251,667
Prepaid expenses and other current assets	(160,732)	357,174	38,313
Deferred operating costs	0	0	1,554,505
Land and land development costs	(10,900,334)	(12,522,398)	(3,609,077)
Accounts payable and accrued liabilities	(269,809)	319,024	318,295
Deferred revenue	134,014	(508,432)	10,105
Net cash used in operating activities	(10,351,042)	(7,051,431)	(826,949)
Cash Flows Used In Investing Activities:
Proceeds from disposition of assets	10,834,272	1,275,143	15,894,314
Additions to properties	(16,138,780)	(1,905,836)	(18,689,878)
Payments received under direct financing lease arrangements	232,000	0	0
Cash held in escrow	0	134,907	174,401
Net cash used in investing activities	(5,072,508)	(495,786)	(2,621,163)
Cash Flows Provided By Financing Activities:
Proceeds from debt	22,574,468	11,614,291	27,957,256
Payment of debt	(9,849,130)	(18,339,357)	(24,597,720)
Proceeds from issuance of common stock	0	15,136,547	0
Proceeds from exercise of stock options	1,018,250	879,701	0
Net cash provided by financing activities	13,743,588	9,291,182	3,359,536
Net (decrease) increase in cash and cash equivalents	(1,679,962)	1,743,965	(88,576)
Cash and cash equivalents, beginning of year	1,833,704	89,739	178,315
Cash and cash equivalents, end of year	$153,742	$1,833,704	$89,739

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$1,047,936	$1,068,945	$670,747
Income taxes	$355,845	$89,250	$19,435

Supplemental disclosure of non cash investing and financing activities:
Additions to property acquired through capital lease obligations	$0	$0	$283,398
Seller financed property additions	$3,844,380	$0	$4,053,118

The accompanying notes are an integral part of the combined financial statements

NOTES TO COMBINED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Combination:

   The combined financial statements include the accounts of Blue Ridge Real Estate Company (Blue Ridge) and its wholly-owned subsidiaries, Northeast Land Company, Jack Frost Mountain Company, Boulder Creek Resort Company, Moseywood Construction Company, Jack Frost National Golf Course, Inc., Blue Ridge Acquisition Company, BRRE Holdings, Inc., Oxbridge Square Shopping Center, LLC, Coursey Commons Shopping Center, LLC, Coursey Creek, LLC, Cobble Creek, LLC and Flower Fields Motel, LLC and Big Boulder Corporation (Big Boulder) and its wholly-owned subsidiaries, Lake Mountain Company and BBC Holdings, Inc., collectively (the “Companies”).  Under a Security Combination Agreement between Blue Ridge and Big Boulder and under the by-laws of both Companies, shares of the Companies are combined in unit certificates, each certificate representing concurrent ownership of the same number of shares of each company; shares of each company may be transferred only together with an equal number of shares of the other company. All significant intercompany accounts and transactions are eliminated.

Revenue Recognition:

   Revenues are derived from a wide variety of sources, including sales of real estate, management of investment properties, home construction, property management services, timbering and leasing activities. Generally, revenues are recognized as services are performed.

Timbering Revenues:

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

Custom Home Construction:

   The Companies recognize revenue on custom home construction in accordance with Financial Accounting Standards Board (“FASB”) No. 66, “Accounting for Sales of Real Estate” (“SFAS No. 66”).  Under the provisions of SFAS No. 66, revenues and costs are recognized using the percentage of completion method of accounting when construction is beyond the preliminary stage, the buyer is committed to the extent of being unable to require a refund except for non-delivery, the sales proceeds are collectible and the aggregate sales proceeds and the total cost of the project can be reasonably estimated.  Total estimated revenues and construction costs are reviewed periodically, and any change is applied prospectively.

Land and Land Development Costs:

   The Companies capitalize as land and land development costs, the original acquisition cost, direct construction and development costs, property taxes, interest incurred on costs related to land under development and other related costs (engineering, surveying, landscaping, etc.) until the property reaches its intended use.  The cost of sales for individual parcels of real estate or condominium units within a project is determined using the relative sales value method.  Revenue is recognized upon signing closing documents.  Selling expenses are charged against income in the period incurred.

Accounts and Mortgages Receivable:

   Accounts receivable are reported at net realizable value.  Accounts are written off when they are determined to be uncollectible based upon management’s assessment of individual accounts.  An allowance for doubtful accounts, if deemed necessary, is estimated based on the Companies’ historical losses and the financial stability of its customers.

   The Companies account for mortgages receivable on a cost basis.  Interest income is recorded on a monthly basis.  Late payment fees are charged on overdue payments of principal and interest.  Mortgages receivable are evaluated at origination and monitored on an ongoing basis for credit worthiness.  Mortgages receivable are considered fully collectible by management and accordingly no allowance for loan losses is considered necessary.  Any mortgage 90 days past due is reviewed by management for write off.  Mortgages receivables were $261,388 and $126,450 at October 31, 2006 and 2005, respectively.

Land Improvements, Buildings, Equipment and Depreciation:

   Land improvements, buildings and equipment are stated at cost. Depreciation, including amortization of equipment under capital lease is provided principally using the straight-line method over the following years:

Land improvements

 10-30

Buildings

   3-40

Equipment and furnishings

   3-20

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

   Impairment losses are recognized in operating profit as they are determined.  The Companies review their long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  In that event, the Companies calculate the expected future net cash flows to be generated by the asset.  If those net future cash flows are less than the carrying value of the asset, an impairment loss is recognized in operating income.  The impairment loss is the difference between the carrying value and the fair value of the asset.  One impairment loss was recorded in Fiscal 2005 and two in Fiscal 2004.

Deferred Income:

   Deferred income consists of dues, rents and deposits on land or home sales. Rents that are not yet earned relate to our commercial properties that have been paid in advance, and dues are related to memberships in the Companies’ hunting and fishing clubs paid in advance. The Companies recognize revenue related to the hunting and fishing clubs over the one-year period that the dues cover.  Deposits are required on land and home sales.

   Also included in deferred income are amounts received under a contract with the Pennsylvania Department of Transportation for reimbursement of the cost of a constructed asset are deferred.  The amounts will be recognized as income over the period in which depreciation on those assets is charged.  This asset has not yet been placed in service.

Income Taxes:

   The Companies account for income taxes utilizing the asset and liability method of recognizing the tax consequence of transactions that have been recognized for financial reporting or income tax purposes.  Among other things, this method requires current recognition of the effect of changes in statutory tax rates on previously provided deferred taxes.  Valuation allowances are established, when necessary, to reduce tax assets to the amount expected to be realized.  For federal income tax purposes, Blue Ridge, and its subsidiaries, and Big Boulder, and its subsidiaries, each file as consolidated entities. State income taxes are reported on a separate company basis.

   Management’s estimate of deferred tax assets and liabilities is primarily based on the difference between the tax basis and financial reporting basis of depreciable assets and the net investment in direct financing leases, like-kind exchanges of assets, stock options and accruals.  Valuation allowances are established, when necessary to reduce tax assets to the amount expected to be realized.

Investment in Direct Financing Leases:

   The Companies’ have capitalized as the net investment in direct financing leases, that portion of the leased premises pertaining to Jack Frost Mountain and Big Boulder ski areas, which met the criteria for accounting for a portion of the lease transactions as direct financing leases.  The accounting was based on estimates and assumptions about the fair values and estimated useful lives of the leased properties, as well as the collectibility of lease payments and recoverability of the unguaranteed residual value of the leased properties.  Management periodically reviews the net investment in direct financing leases for events or changes in circumstances that may impact collectibility, and recoverability of the unguaranteed residual value of leased properties.

Advertising Costs:

  Advertising costs in the fiscal year ended October 31, 2006, or Fiscal 2006, are primarily related to new home construction and real estate development.  Prior to Fiscal 2006, advertising costs were primarily related to ski operations.  Advertising costs are expensed when incurred and the advertising expense for Fiscal 2006, 2005 and the fiscal year ended October 31, 2004, or Fiscal 2004, was $379,927, $1,133,715, and $1,509,994, respectively.

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

     Management believes that its accounting policies regarding revenue recognition, land development costs, long lived assets, net investment in direct financing leases, deferred revenues and income taxes among others, affect its more significant judgments and estimates used in the preparation of its Combined Financial Statements.  For a description of these critical accounting policies and estimates, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

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

Earnings Per Share:

   Basic earnings per share is calculated based on the weighted-average number of shares outstanding.  Diluted earnings per share includes the dilutive effect of stock options.

Business Segments:

   The Companies currently operate in three business segments, which consist of Real Estate Management/Rental Operations, Summer Recreational Operations and Land Resource Management segments.  The Companies previously operated in four business segments, the fourth being Ski Operation.  However, on December 1, 2005, the Companies entered into a 28 year lease for the Jack Frost Mountain Ski Area and Big Boulder Ski Area with JFBB Ski Areas Inc., an affiliate of Peak Resorts, both unaffiliated parties.  Pursuant to the lease, JFBB Ski Areas will operate the ski areas and will make monthly lease payments during the ski season.  This resulted in the termination of the Ski Operations business segment, reducing the number of business segments from four to three. As a result of entering into the lease agreement, the Companies have discontinued future operations and cash flows from the ski operations segment and have reported the activity recognized for the years ending October 31, 2006, 2005 and 2004 as discontinued operations. Revenue and expenses from the leased ski areas is now included in the Real Estate Management / Rental Operations business segment.  The Companies business segments were determined from the Companies internal organization and management reporting, which are based primarily on differences in services.  Financial information about our segments can be found in Note 14.

Stock Compensation:

   Effective for the quarter ended January 31, 2006 and thereafter, the Companies adopted SFAS No. 123R, “Share-Based Payment”, in accounting for its employee stock options.  SFAS No. 123R requires the Companies to recognize as compensation expense an amount equal to the grant date fair value of the stock options issued over the required service period.  Compensation cost was measured using the modified prospective approach provided under SFAS No. 123R and, consequently, the Companies have not retroactively adjusted results from prior periods.

   The fair value of each option award is estimated at the date of grant using a Black-Scholes option pricing model.  Expected volatilities are based upon historical volatilities of the Companies’ stock.  The Companies use historical data to estimate option exercises and employee terminations with the valuation model.  The expected term of options granted is derived from the output of the valuation model and represents the period of time that options granted are expected to be outstanding.  The risk-free rate for periods within the contractual term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

   Prior to the quarter ended January 31, 2006, the Companies applied APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its employee stock options as permitted by SFAS No. 123, "Accounting for Stock Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." Under APB No. 25, because the exercise price of the employee stock options equals the fair market value of the Companies' underlying stock on the date of the grant, no compensation expense is recognized.

Had compensation cost for the Companies’ employee stock option plan been determined consistent with SFAS No. 123 and SFAS No. 148, the Companies’ net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	10/31/06	10/31/05	10/31/04

Net income, as reported	$ 2,831,280	$ 1,932,000	$ 6,246,107
Add: Stock-based employee
compensation expense included in
reported net income, net of tax benefit	232,543	--	--
Deduct: Total stock-based employee
compensation expense determined
under fair value based method for
all awards, net of tax expense	(230,656)	(113,256)	(372,557)

Pro forma net income	$ 2,833,167	$ 1,818,744	$ 5,873,550

Basic earnings per share:
As reported	$1.17	$0.90	$ 3.26
Pro forma	$1.17	$0.84	$ 3.09

Diluted earnings per share:
As reported	$1.16	$0.87	$ 3.19
Pro forma	$1.16	$0.82	$ 3.00

Reclassification:

   Certain amounts in the 2005 and 2004 combined financial statements have been reclassified to conform to the 2006 presentation.

New Accounting Pronouncements:

   In June 2006, Financial Accounting Standards Board (“FASB”) issued FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN No. 48”).  FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.”  FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  The Companies are required to apply FIN No. 48 for the fiscal year beginning November 1, 2008.  The Companies are still evaluating the impact of adopting FIN No. 48.

   In September 2006, FASB issued Statement No. 157 “Fair Value Measurements,” (“SFAS No. 157”).  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements.  SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute.  Accordingly, FASB No. 157 does not require any new fair value measurements.  The Companies are required to apply SFAS No. 157 in the first interim or annual reporting that begins after November 15, 2007.  The Companies do not expect the adoption of SFAS No. 157 to have a significant impact on its financial position or results of operations.

   In September 2006, the FASB issued Statement No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106, and 132R),” (“SFAS No. 158”).  SFAS No. 158 requires companies to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.  SFAS No. 158 requires companies to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.  The Companies are required to apply SFAS No. 158 as of the end of the fiscal year ending after June 15, 2007.  The Companies are still evaluating the impact of adopting SFAS No. 158.

2.  CHANGE IN ACCOUNTING PRINCIPLE:

   Prior to Fiscal 2004, management’s estimate of deferred operating costs was primarily based on deferring costs directly related to ski operations in order to match those costs to the period in which ski operating revenues were recognized. Ski operating revenues were recognized principally over the months of December through March.  Effective April 1, 2004, the Companies elected to change their method of deferring certain ski operating costs incurred during the non-ski season.  Upon investigation of competitors’ practices, management had determined that a change in accounting principle should be made in order to report ski operations in accordance with the predominant industry practice used by similar operating companies.  Additionally, the Companies believed the new method better enabled users of the financial statements, including management, to benchmark the Companies’ now discontinued ski operations segment results against their competitors by removing the timing difference associated with matching certain ski operating costs incurred in a prior fiscal year against current fiscal year ski operating revenues.  The effect of this change in accounting principle in Fiscal 2004 is a $2,509,778 decrease in net income, net of a deferred tax benefit of $1,004,000 and is reflected in the Combined Statements of Operations.

3.  DISCONTINUED OPERATIONS:

   On June 16, 2006, the Oxbridge Square shopping center was sold as a Section 1031 tax deferred exchange and as a result the operating activity for the years ending October 31, 2006, 2005 and 2004 is being reported as a discontinued operation.  The operating results of the Oxbridge Square shopping center were previously reported in the Rental Income segment of the combined statement of operations.  At October 31, 2006, there were no remaining assets or liabilities related to Oxbridge Square shopping center.

   On December 1, 2005, the Companies entered into a long term lease agreement with JFBB Ski Areas, Inc., an affiliate of Peak Resorts (the “Lessee”), an unrelated third party, whereby the Lessee will operate and maintain the two ski resorts.  As a result the Companies have reported the activity recognized for the years ending October 31, 2006, 2005 and 2004 as discontinued operations.  The major assets related to ski operations have been classified on the combined balance sheets as of October 31, 2005 as assets held to be used.

   On March 10, 2004, the Dreshertown Shopping Center was sold as a Section 1031 tax deferred exchange and as a result the operating activity for the year ending October 31, 2004 is being reported as discontinued operations.  The operating results of the Dreshertown shopping center were previously reported in the Real Estate Management/Rental Income segment of the combined statement of operations.

   Operating results, including interest expense incurred, of the discontinued operations in Fiscal years 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Revenues:
Oxbridge Square	$844,426	$1,379,031	$455,313
Ski	0	10,163,221	9,742,230
Dreshertown	0	0	720,018
Total Revenue	844,426	11,542,252	10,917,561

Expenses (excluding interest):
Oxbridge Square	290,965	471,089	205,397
Ski	279,938	9,572,767	9,944,341
Dreshertown	0	0	232,530
Total Expenses	570,903	10,043,856	10,382,268

Interest (calculated on debt related to the property):
Oxbridge Square	179,393	293,428	124,468
Ski	0	14,334	133,480
Dreshertown	0	0	69,272
Total Interest	179,393	307,762	327,220

Gain on Disposal:
Oxbridge Square	5,236,478	0	0
Dreshertown	0	0	12,026,867

Income from discontinued operations before income taxes	$5,330,608	$1,190,634	$12,234,940

4. CONDENSED FINANCIAL INFORMATION:

   Condensed financial information of the Companies, Blue Ridge and its subsidiaries and Big Boulder and its subsidiaries, at October 31, 2006, 2005 and 2004 and for each of the years then ended is as follows:

	Blue Ridge and Subsidiaries

	10/31/06	10/31/05	10/31/04
FINANCIAL POSITION:
Total assets	$55,431,276	$42,729,408	$38,318,248
Total liabilities	31,266,580	22,357,723	27,382,522
Shareholders' equity	24,164,696	20,371,685	10,783,896
OPERATIONS:
Revenues	10,924,521	9,886,373	6,371,814
(Loss) income from continuing operations and before taxes	(613,563)	1,527,264	(680,300)
(Credit) provision for income taxes	(219,366)	351,908	47,936
Net income	$2,951,633	$1,629,212	$6,982,885

	Big Boulder and Subsidiaries

	10/31/06	10/31/05	10/31/04
FINANCIAL POSITION:
Total assets	$16,383,178	$14,264,335	$7,143,721
Total liabilities	2,702,477	972,406	2,309,581
Shareholders' equity	13,680,701	13,291,929	4,985,970
OPERATIONS:
Revenues	2,405,099	1,796,517	806,096
(Loss) income from continuing operations and before taxes	(40,965)	(194,898)	365,245
(Credit) provision for income taxes	(14,634)	(44,908)	6,064
Net (loss) income	($120,353)	$302,788	($736,778)

5.  DEBT:

Debt as of October 31, 2006 and 2005 consists of the following:

	10/31/06	10/31/05
Mortgage note payable to insurance company, interest fixed at 10.5% payable in monthly installments of $15,351 including interest through Fiscal 2014	$925,014	$1,007,337

Mortgage notes payable to bank, interest at the bank’s prime rate (8.25% at October 31, 2006) payable in monthly installments of $5,708 through Fiscal 2014.	553,689	620,926

Construction loan payable to bank, interest fixed at 7.67% payable in full March 31, 2007. (Refinanced subsequent to year end, interest at LIBOR plus 0.90% payable in Fiscal 2009.)	4,365,000	0

Mortgage note payable to bank, interest fixed at 5.59% payable in monthly installments of $44,156 including interest through Fiscal 2035.	7,502,562	7,604,070

Construction & site development line of credit mortgage note payable to bank, interest at the bank's prime rate less 25 points (8.00% at October 31, 2006) payable in installments due at the closing of each unit within the development through April 2008.	6,461,714	0

Revolving line of credit payable to bank, interest at the bank’s prime rate less 100 points (7.25% at October 31, 2006) payable on demand.	2,222,721	0

Mortgage note repaid in 2006	0	3,917,409
	$22,030,700	$13,149,742

   The Companies have three lines of credit with Manufacturers and Traders Trust Company (the “Bank”) totaling $14.1 million.  The $3.1 million general line was increased from $2.1 million.  At October 31, 2006, Blue Ridge had utilized $2,222,721 of the general line of credit, aggregating $3,100,000 which is an on demand line with no expiration date. The line of credit bears interest at 1% less than the prime rate (7.25% at October 31, 2006). The $1 million line was secured for real estate transactions.    At October 31, 2006, the Companies had not utilized any of the real estate line of credit, aggregating $1,000,000.  The real estate line of credit bears interest at .50% less than the prime rate (7.75% at October 31, 2006).

   The Companies obtained a third revolving line of credit in April 2006 with the Bank totaling $10 million.  This facility is comprised of a site development infrastructure sublimit of $6.5 million and a home construction sublimit of $3.5 million.  The line of credit bears interest at .25% less than the prime rate (8.00% at October 31, 2006).

   The weighted average interest rate for the year ended October 31, 2006 was 7.29%.  The agreement requires, among other things, that the Companies comply with consolidated debt to worth, debt service coverage and tangible net worth ratios.  The Companies have met each of these covenants at October 31, 2006.  The real estate development infrastructure sublimit agreement enables the Companies to issue letters of credit in amounts up to $6,500,000.

   During Fiscal 2005 the Companies entered into two letters of credit with the Bank. The Bank agreed to issue on the Companies' behalf, irrevocable standby Letters of Credit to Kidder Township aggregating an amount not to exceed $6,403,478 for the purpose of guaranteeing completion of the infrastructure improvements to the Laurelwoods II and Boulder Lake Village premises as required by Kidder Township.  On July 20, 2005 the first letter of credit was issued aggregating up to $2,571,884 for the purpose of infrastructure improvements to the Laurelwoods II premises.  On September 12, 2005 the second letter of credit was issued aggregating $3,831,594 for the purpose of the development of infrastructure relating to the Boulder Lake Village premises.  The amount of the Letters of Credit is to be reduced as the site improvements and infrastructure work is completed and shall be for a maximum period of two years.  The Letters of Credit are part of, and reduce availability under the site development infrastructure sublimit of the $10 million revolving line of credit.  As of October 31, 2006, the Letters of Credit were $492,322 and $1,202,937, respectively, and Blue Ridge had utilized $4,708,219 of the site development infrastructure sublimit.

   During Fiscal 2006 the Companies entered into three letters of credit with the Bank.  The Bank agreed to issue, on the Companies’ behalf, irrevocable standby Letters of Credit to Kidder Township aggregating an amount not to exceed $827,068 for the purpose of guaranteeing completion of the Jack Frost National maintenance facility, the Jack Frost National site development for the temporary clubhouse and infrastructure improvements to the Kresge Lane real estate subdivision located along Route 940.  The Letters of Credit are part of, and reduce availability under the $3.1 million general operating line of credit.  The Letters of Credit as of October 31, 2006 were $33,195, $163,568 and $46,197, respectively.

   Properties at cost, which have been pledged as collateral for debt, include the following at October 31, 2006:

Investment properties leased to others	$2,190,470
Assets subject to direct financing lease arrangements (ski facilities)	$18,093,037

The aggregate amount of long-term debt maturing in each of the five years and thereafter ending subsequent to October 31, 2006, is as follows:  2007 - $2,855,030;   2008 - $6,744,161;  2009 - $4,301,353;    2010 - $320,760;   2011-$341,942;  thereafter $7,467,454.

6.   INCOME TAXES:

   The (credit) provision for income taxes from continuing operations is as follows:

	10/31/06	10/31/05	10/31/04
Currently payable:
Federal	($146,000)	$0	($71,000)
State	0	8,000	0
	(146,000)	8,000	(71,000)
Deferred:
Federal	(59,000)	433,000	(545,000)
State	(29,000)	(134,000)	670,000
	(88,000)	299,000	125,000
Total	($234,000)	$307,000	$54,000

A reconciliation between the amount computed using the statutory federal income tax rate and the actual provision (credit) for income taxes is as follows:

	10/31/06	10/31/05	10/31/04
Computed at statutory rate	($222,447)	$453,004	($64,567)
State net operating losses subject to valuation allowance	0	(124,686)	(233,000)
State income taxes, net of federal income tax	(19,026)	(83,160)	364,980
Nondeductible expenses	3,129	63,508	3,852
Other	4,344	(1,666)	32,735
(Credit) provision for income taxes from continuing operations	($234,000)	$307,000	$54,000

  The components of the deferred tax assets and liabilities as of October 31, 2006 and 2005 are as follows:

	10/31/06	10/31/05
Deferred tax assets:
Accrued expenses	$28,000	$90,000
Deferred revenues	31,000	33,000
Deferred income, sewer line and tower	205,000	210,000
Additional minimum pension liability	82,000	37,000
Net operating losses and AMT credit carryforward	1,991,400	1,660,000
Valuation allowance	(1,245,700)	(1,175,000)
Contribution carryforward	69,000	68,000
Stock options	152,000	0
Deferred tax asset	1,312,700	923,000

Deferred tax liability,
Depreciation	9,007,500	6,818,000

Deferred income tax liability, net	$7,694,800	$5,895,000

   At October 31, 2006, the Companies have $317,000 of Alternative Minimum Tax (AMT) credit carryforward available to reduce future income taxes.  The AMT credit has no expiration date.

   At October 31, 2006, the Companies have available approximately $2,900,000 of federal net operating losses which will expire from 2020 to 2023. The Companies also have state net operating loss carryforwards of approximately $12,400,000 that will expire from 2019 to 2025.  The Companies have recorded a valuation allowance against state net operating losses, which are not expected to be utilized.

7.   PENSION BENEFITS:

Weighted Average Assumptions	10/31/06	10/31/05	10/31/04
Discount Rates used to determine net periodic benefit cost as of October 31, 2006, 2005 and 2004	6.00%	5.75%	6.50%
Expected long-term rates of return on assets	8.50%	8.50%	8.50%
Rates of increase in compensation levels	4.00%	4.00%	4.00%

Change in Benefit Obligation	10/31/06	10/31/05
Benefit obligation at beginning of year	$5,741,736	$4,719,943
Service cost (net of expenses)	202,212	228,789
Interest cost	290,574	305,039
Curtailment gain	(634,387)	0
Actuarial (gain) loss	(347,569)	657,358
Benefit payments	(221,293)	(169,393)
Benefit obligation at end of year	$5,031,273	$5,741,736

Change in Plan Assets	10/31/06	10/31/05
Fair value of plan assets at beginning of year	$3,528,530	$3,082,990
Actual return on plan assets	371,870	185,786
Employer contributions	368,276	486,334
Benefits paid	(221,293)	(169,393)
Administrative Expenses	(103,330)	(57,187)
Fair value of plan assets at end of year	$3,944,053	$3,528,530

Reconciliation of Funded Status of the Plan	10/31/06	10/31/05
Funded status at end of year	($1,087,220)	($2,213,206)
Unrecognized transition obligation	18,880	64,305
Unrecognized net prior service cost	1,981	6,470
Unrecognized net actuarial loss	693,325	1,675,322
Net amount recognized at end of year	($373,034)	($467,109)

Amounts Recognized in the Combined Balance Sheet	10/31/06	10/31/05
Prepaid benefit cost	$0	$0
Accrued benefit cost	(579,360)	(629,384)
Intangible asset	20,861	70,775
Accumulated other comprehensive income	185,465	91,500
Net amount recognized	($373,034)	($467,109)

	10/31/06	10/31/05
Other Comprehensive Loss Attributable to Change in Additional Minimum Liability	$93,965	$91,500

Additional Year-End Information for Pension Plans with Accumulated Benefit Obligations in Excess of Plan Assets	10/31/06	10/31/05
Projected benefit obligation	$5,031,273	$5,741,736
Accumulated benefit obligation	$4,523,413	$4,157,914
Fair value of plan assets	$3,944,053	$3,528,530

Pension Expense Reconciliation	10/31/06	10/31/05
Prepaid (accrued) benefit cost at beginning of year	($467,109)	($606,406)
Net periodic pension cost	(274,201)	(347,037)
Contributions	368,276	486,334
Prepaid (accrued) benefit cost at end of year	($373,034)	($467,109)

Components of Net Periodic Benefit Cost	10/31/06	10/31/05	10/31/04
Service cost	$202,212	$274,289	$263,286
Interest cost	290,574	305,039	279,984
Expected return on plan assets	(305,358)	(274,934)	(245,414)
Amortization of transition obligation	3,803	8,480	8,480
Amortization of prior service cost	274	611	611
Amortization of accumulated gain	36,860	33,552	24,261
Total net periodic benefit cost	$228,365	$347,037	$331,208
Curtailment expense	45,836	0	0
Total expense	$274,201	$347,037	$331,208

Estimated Future Benefits Payments	Fiscal Year	Benefits
	2007	$180,842
	2008	$238,501
	2009	$226,259
	2010	$214,550
	2011	$263,846
	2012-2016	$1,704,053

The Companies expect to contribute $454,000 to the pension plan in fiscal 2007.

Measurement Date   October 31, 2006

Weighted Average Assumptions	For Determination of:
	Benefit Obligations as of October 31, 2006	Net Periodic Pension Cost for Year Ending October 31, 2006

Discount rate	5.75%	6.50%
Rate of compensation increase	4.00%	4.00%
Expected long-term return	8.50%	8.50%

Weighted-average asset allocations	10/31/06	10/31/05
Asset Category
Equity	60.00%	59.37%
Fixed Income	39.00%	40.24%
Cash Equivalents	1.00%	0.39%
Total	100.00%	100.00%

The Companies’ goal is to conservatively invest the plan assets in higher-grade securities and other assets with a minimum risk of market fluctuation.  Based on the allocation of our assets between equity, fixed income and money market we estimate our long term rate of return to be approximately 8.5%.

8.  PROPERTIES:

     Properties consist of the following at October 31, 2006 and 2005.

	10/31/2006	10/31/2005
Land improvements	$6,156,934	$4,805,023
Corporate buildings	496,092	496,092
Buildings leased to others	26,162,252	21,823,689
Equipment and furnishings	2,509,952	2,622,924
	35,325,230	29,747,728
Less accumulated depreciation and amortization	9,892,314	8,764,889
	$25,432,916	$20,982,839

In Fiscal 2005 an impairment loss of $149,798 resulted from the closing of the Splatter Paintball facility. In Fiscal 2004, $452,325 was recorded as an impairment loss as a result of the closing of the Fern Ridge Campground and an impairment loss of $568,709 was recorded as a result of the closing of the Traxx Motocross Park.

9.  ACCRUED LIABILITIES:

          Accrued liabilities consist of the following at October 31, 2006 and 2005.

	10/31/2006	10/31/2005
Payroll	$127,647	$311,057
Security & Other Deposits	36,354	144,409
Professional Fees	41,883	33,674
Insurance Claims	86,952	43,170
Real Estate Taxes	123,696	107,907
Billings in excess of construction costs	196,150	75,563
Miscellaneous	305,730	259,319
	$918,412	$975,099

10.  LEASES:

     The Companies are lessors under various operating lease agreements for the rental of land, land improvements and investment properties leased to others. Rents are reported as income over the terms of the leases as they are earned.  Shopping centers are leased to various tenants for renewable terms averaging 3.11 years with options for renewal.  Information concerning rental properties and minimum future rentals under current leases as of October 31, 2006 is as follows:

		Properties Subject to Lease
		Cost	Accumulated Depreciation
Investment properties leased to others		$26,162,251	($3,393,862)
Land and land improvements		$11,738,949	($2,827,089)
Minimum future rentals:
Fiscal years ending October 31:	2007	$2,132,107
	2008	2,001,964
	2009	1,806,027
	2010	1,686,673
	2011	1,584,417
	Thereafter	68,860,834
		$78,072,022

Thereafter, includes $1,263,500 under a land lease expiring in 2072; $5,520,372 and $1,558,990 under net leases for two stores expiring in 2024; and $25,667,125 and $27,576,250 under net leases for two stores expiring in 2082; and $5,503,547 under a net lease for a store expiring in January 2039. There were no contingent rentals included in income for the fiscal years ended October 31, 2006, 2005 and 2004.  Includes all option years and rental escalations, recognized using straight-line basis.

11.  INVESTMENT IN DIRECT FINANCING LEASES:

The Companies lease the Jack Frost and Big Boulder ski areas under direct financing leases through 2034.  The leases provide for minimum payments plus scheduled increases based upon the consumer price index, not to exceed 4% in any given year.  Minimum future lease payments due under those leases is as follows:

Year ending October 31:
2007	$237,800
2008	243,745
2009	249,839
2010	256,085
2011	262,487
Thereafter	16,188,204
TOTAL	$17,438,160

The Companies net investment in direct financing leases consists of the following as of October 31, 2006:

Minimum future lease payments	$9,007,281
Unguaranteed residual value of lease properties	8,430,879
Gross investment in lease	17,438,160
Unearned income	(9,076,585)
Net investment in direct financing leases	$8,361,575

Unearned interest income is amortized to income using the interest method.  The scheduled lease increase over the terms of the leases have been accounted for on a straight line basis in accordance with generally accepted accounting principles and is evaluated for collectibility on an ongoing basis.

12.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

   The estimated fair values of the Companies' financial instruments are as follows at October 31, 2006 and 2005:

	Carrying Amount	Fair Value	Carrying Amount	Fair Value
ASSETS:	10/31/06		10/31/05
Cash and cash equivalents	$ 153,742	$ 153,742	$1,833,704	$1,833,704
Accounts and mortgages receivable	856,593	856,593	685,185	685,185

	Carrying Amount	Fair Value	Carrying Amount	Fair Value
LIABILITIES:	10/31/06		10/31/05
Accounts payable	$1,811,335	$1,811,335	$1,876,006	$1,876,006
Amounts due to related parties	66,460	0	120,836	0
Debt	22,030,700	21,490,700	13,149,742	14,179,038

Fair Values were determined as follows:

Cash and cash equivalents, accounts and mortgages receivable, and accounts payable:  The carrying amounts approximate fair value because of the short-term maturity of these instruments.

Amounts due to related parties: Estimating the fair value of these instruments is not practicable because the terms of these transactions could not be duplicated in the market.

Debt:  The fair value of debt is estimated using discounted cash flows based on current borrowing rates available to the Companies for similar types of borrowing arrangements.

13.  QUARTERLY FINANCIAL INFORMATION (Unaudited):

      The results of operations for each of the quarters in the last two years are presented below.

	1st	2nd	3rd	4th	Total
Year ended 10/31/06
Operating revenues	$1,496,504	$2,194,983	$4,670,530	$4,967,603	$13,329,620
Operating (loss) profit	(747,382)	(576,589)	674,085	677,523	27,637
Net (loss) income from discontinued operations	(51,633)	49,524	3,269,043	(15,126)	3,251,808
Net (loss) income	(598,763)	(388,802)	3,594,249	224,596	2,831,280
Net (loss) income before discontinued operations per weighted average combined share	($0.22)	($0.20)	($0.73)	$0.98	($0.17)
Net (loss) income per weighted average combined share	($0.25)	($0.16)	$1.49	$0.09	$1.17

	1st	2nd	3rd	4th	Total
Year ended 10/31/05
Operating revenues	$4,801,535	$2,275,541	$2,131,194	$2,474,620	$11,682,890
Operating profit (loss)	$2,399,136	($81,761)	($179,601)	($344,667)	$1,793,107
Net income (loss) from discontinued operations	$420,998	$1,341,240	($615,151)	($240,453)	$906,634
Net income (loss)	$1,751,846	$1,198,280	($784,316)	($233,810)	$1,932,000
Net income (loss) before discontinued operations and cumulative effect per weighted average combined share	$0.69	($0.07)	($0.07)	($0.07)	$0.48
Net income (loss) per weighted average combined share	$0.91	$0.61	($0.48)	($0.14)	$0.90

     The quarterly results of operations for Fiscal 2006 and 2005 reflect the cyclical nature of the Companies' business since land dispositions occur sporadically and do not follow any pattern during the fiscal year.  Reclassifications in operating revenues and income (loss) from continuing operations in the quarters for years ended October 31, 2006 and 2005 reflect ski operations being classified as discontinued operations, as well as the sale of Oxbridge Square Shopping Center in Fiscal 2006.

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

   Real Estate Management/Rental Operations

      Real Estate Management/Rental Operations consists of: investment properties leased to others located in Eastern Pennsylvania, South Carolina, New Jersey, Minnesota, Louisiana and Texas; a custom home construction division; recreational club activities and services to the trusts that operate resort communities; sales of investment properties; and rental of land and land improvements, which includes the leasing of our two ski areas and located in the Pocono Mountains of Northeastern Pennsylvania.

   Summer Recreation Operations

      Summer Recreation Operations consist of a seasonal recreational operating center located in the Pocono Mountains of Northeastern Pennsylvania, which is the Lake Mountain Sports Club.  In fiscal 2007, this segment will include the operation of Jack Frost National Golf Course.

   Land Resource Management

      Land Resource Management consists of land sales, land purchases, timbering operations and a real estate development division.  Timbering operations consist of selective timbering on our land holdings.  Contracts are entered into for parcels that have had the timber selectively marked.  The real estate development division is responsible for the residential land development activities which include overseeing the construction of single and multi-family homes and development of infrastructure.

      Funds expended to date for real estate development in Laurelwoods have been primarily for infrastructure improvements.  We are in the construction phase for 23 single family homes and the initial construction stage for 66 duplex homes.  Other expenditures for all development projects in the planning phases include fees for architects, engineers, consultants, studies and permits.

	10/31/06	10/31/05	10/31/04
Revenues from continuing operations:
Real estate management/rental operations	$9,479,276	$4,409,873	$3,912,444
Summer recreation operations	204,626	774,288	1,944,023
Land resource management	3,645,718	6,498,729	1,321,443
	$13,329,620	$11,682,890	$7,177,910
Operating profit (loss), excluding general and administrative expenses:
Real estate management/rental operations	$351,968	$272,948	$381,951
Summer recreation operations	(21,040)	90,830	283,084
Land resource management	1,346,097	3,131,941	196,316
	$1,677,025	$3,495,719	$861,351
General and administrative expenses:
Real estate management/rental operations	$1,172,952	$586,132	$489,642
Summer recreation operations	25,320	102,913	243,294
Land resource management	451,116	863,769	165,379
	$1,649,388	$1,552,814	$898,315

	10/31/06	10/31/05	10/31/04
Interest and other income (expense), net:
Real estate management/rental operations	($27,657)	$ 98,662	$1,049,822
Summer recreation operations	0	0	0
Land resource management	(22,131)	41,076	27,142
	($49,778)	$139,738	$1,076,964
Interest expense:
Real estate management/rental operations	$574,373	$585,460	$325,053
Summer recreation operations	0	0	0
Land resource management	58,014	15,019	8,968
	$632,387	$600,479	$334,021

(Loss) income from continuing operations before income taxes	($654,528)	$1,332,366	($315,055)

For the fiscal years ended October 31, 2006, 2005, and 2004, no one customer represented more than 10 % of total revenues.

   Identifiable assets, net of accumulated depreciation at October 31, 2006, 2005, and 2004 and depreciation expense and capital expenditures for the years then ended by business segment are as follows:

	Identifiable	Depreciation	Capital
October 31, 2006	Assets	Expense	Expenditures
Real estate management/rental operations	$70,592,405	$903,006	$15,864,370
Summer recreation operations	234,778	30,164	39,547
Land resource management	216,279	45,710	150,871
Other corporate	770,992	102,355	83,992
Total	$71,814,454	$1,081,235	$16,138,780

October 31, 2005	Identifiable Assets	Depreciation Expense	Capital Expenditures
Real estate management/rental operations	$56,085,585	$2,313,035	$1,612,010
Summer recreation operations	203,603	58,199	24,834
Land resource management	134,456	47,200	140,208
Other corporate	570,099	105,942	128,784
Total	$56,993,743	$2,524,376	$1,905,836

	Identifiable	Depreciation	Capital
October 31, 2004	Assets	Expense	Expenditures
Real estate management/rental operations	$38,173,543	$1,977,797	$22,656,301
Summer recreation operations	431,405	1,187,120	85,310
Land resource management	158,802	45,742	97,897
Other corporate	6,698,219	83,134	186,886
Total	$45,461,969	$3,293,793	$23,026,394

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

16.  RELATED PARTY TRANSACTIONS:

Kimco Realty Services, Inc., or Kimco, is our controlling shareholder and Kimco Realty Corporation, the parent company of Kimco, is presently providing consulting services to us.  The services are focused on land development, acquisitions and disposals.  For the fiscal years ended October 31, 2006, 2005 and 2004 Kimco was paid $300,000, $200,000, and $285,000 in consulting fees, respectively.

Kimco Realty Corporation serves as the management company for the Coursey Commons Shopping Center, Baton Rouge, Louisiana, effective June 2004.  A wholly owned subsidiary of Kimco Realty Corporation receives a fixed monthly fee of 4.5% of rental income on store leases.  During the fiscal years ended October 31, 2006 and 2005 that subsidiary received $36,810 and $30,735, respectively for management fees earned on the shopping center.  Kimco Realty Corporation also served as the management company for the Oxbridge Square Shopping Center located in Richmond, Virginia from June 2004 to June 2006 (at which point the shopping center was sold).  During its management term of Oxbridge Square, Kimco Realty Corporation was paid $109,928 in management fees.

Michael J. Flynn, the Chairman of our board of directors, is also the President, Chief Operating Officer and Vice Chairman of the board of directors of Kimco Realty Corporation. Michael receives an annual fee of $35,000.  In addition, Patrick M. Flynn, who serves as one of our directors and is our President and Chief Executive Officer, is the Director of Real Estate at Kimco Realty Corporation.  Patrick has received  an annual bonus of $50,000, $50,000, and $40,000 in the years ended October 31, 2006, 2005 and 2004.  Finally, Milton Cooper, who serves as one of our directors, also serves as Chief Executive Officer and Chairman of the board of directors of Kimco Realty Corporation.

Amounts due to the above related parties total $66,460 at October 31, 2006 and $120,836 at October 31, 2005.

17. STOCK OPTIONS and CAPITAL STOCK:

      During Fiscal 2002, four corporate officers were granted stock options in varying amounts for a total of 11,000 shares, all expiring December 10, 2006.  Additionally, during Fiscal 2003, six key employees were granted stock options totaling 18,000 shares, due to expire on December 2, 2007.  During Fiscal 2004, seven key employees were granted stock options in varying amount for a total of 32,000 shares, all expiring February 2009.  During Fiscal 2005, seven key employees were granted stock options totaling 52,000 shares, which vest over three years, all expiring February 2010.  During Fiscal 2006, five corporate officers were granted stock options to purchase a total of 21,500 shares, which options vest over three years and which expire in February 2011.

   Option activity during the years ended October 31, 2006, 2005 and 2004 is as follows:

	10/31/06		10/31/05		10/31/04
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year:	87,000	$23.04	96,000	$11.62	64,000	$8.56
Granted	21,500	$37.80	52,000	$34.00	32,000	$17.75
Exercised	(58,000)	$17.56	(61,000)	$14.42	-	-
Canceled	-				-	-
Outstanding at end of year	50,500	$35.62	87,000	$23.04	96,000	$11.62

Options exercisable at year-end	16,458	$35.24	46,440	$13.46	96,000	$11.62

Option price range	$34.00-$37.80		$6.75-$34.00		$6.75-$17.75

Weighted average fair value of options granted during year	$13.75		$15.00		$17.64

Weighted average grant date fair value of options granted during year	$14.30		$15.70		$17.66

Weighted average remaining contractual life (in years)	3.7		4.7		3.8

  Activity related to non-vested options for the year ended October 31, 2006 is as follows:

	Shares	Weighted Average Grant Date Fair Value Price
Non vested at beginning of year:	40,444	$10.28
Granted	21,500	$ 9.94
Vested	(27,902)	$10.39
Non-vested at year-end	34,042	$ 9.97

The total intrinsic value of options exercised during the fiscal year ended October 31, 2006 and 2005 is $1,018,250 and $879,700, respectively.  The Companies expect to recognize compensation expense related to non-vested awards totaling approximately $148,480 over the next two years based on graded average vesting.

The Companies’ policy regarding the exercise of options is that optionees utilize an independent broker to manage the transaction, whereby the broker sells the exercised shares on the open market.

The following table summarizes the pro forma effect on income from operations, income before taxes, net income, cash flows from operating activities, cash flows from financing activities and earnings per share of adopting FAS 123R for the year ended October 31, 2006.

10/31/2006

Loss from continuing operations before income taxes, as reported	($654,528)

Stock-based employee compensation recognized as a result of adoption of FAS 123R	381,218

Pro forma loss from continuing operations before income taxes	($273,310)

Loss from continuing operations, as reported	($420,528)

Stock-based employee compensation recognized as a result of adoption of FAS 123R, net of tax	232,543

Pro forma loss from continuing operations	($187,985)

Net income, as reported	$2,831,280

Stock-based employee compensation recognized as a result of adoption of FAS 123R, net of tax	232,543

Pro forma net income	$3,063,823

Cash flows used in operating activities, as reported	($10,351,042)

Stock-based employee compensation recognized as a result of adoption of FAS 123R, net of tax	232,543

Pro forma cash flows used in operating activities	($10,118,499)

Cash flows provided by financing activities, as reported	$13,743,588

Stock-based employee compensation recognized as a result of adoption of FAS 123R	0

Pro forma cash flows provided by financing activities	$13,743,588

Basic earnings per weighted average combined share, as reported	$1.17

Stock-based employee compensation recognized as a result of adoption of FAS 123R	0.10

Basic earnings per weighted average combined share, as pro forma	$1.27

Diluted earnings per weighted average combined share, as reported	$1.16

Stock-based employee compensation recognized as a result of adoption of FAS 123R	0.10

Diluted earnings per weighted average combined share, as pro forma	$1.26

18.  PER SHARE DATA:

Earnings per share for the years ended October 31, 2006, 2005 and 2004 are computed as follows:

	10/31/06	10/31/05	10/31/04
Net earnings	$2,831,280	$1,932,000	$6,246,107
Weighted average combined shares of common stock outstanding used to compute basic earnings per combined share	2,412,941	2,161,244	1,916,130
Additional combined common shares to be issued assuming exercise of stock options, net of combined shares assumed reacquired	25,144	45,992	43,793
Combined shares used to compute dilutive effect of stock option	2,438,085	2,207,235	1,959,923
Basic earnings per combined common share	$1.17	$0.90	$3.26
Diluted earnings per combined common share	$1.16	$0.87	$3.19

19.  SUBSEQUENT EVENTS:

   On December 11, 2006 Blue Ridge Real Estate Company entered into a mortgage and security agreement and a $3 million promissory note with State Farm Bank, F.S.B. (“State Farm”).  The Note is secured by the mortgage, which encumbers certain real property purchased in fiscal 2006, known as the Walgreens Store located in Dover Township, Ocean County, New Jersey.

   On December 15, 2006 Blue Ridge Real Estate Company entered into a mortgage and security agreement and a $4 million promissory note with State Farm Bank.  The Note is secured by the mortgage, which encumbers certain real property purchased in fiscal 2006, known as the Walgreens Store located in White Bear Lake, Washington County, Minnesota.

   On December 29, 2006, the Companies sold certain real property known as the former Burger King property and comprised of 7.5 acres located along Route 940 at the intersection of the PA Turnpike Route 476 in Kidder Township, Pennsylvania.  The sale price of the property and improvements thereon, was $820,000.  Proceeds from the sale will be used for section 1031 investment purposes.

Report of Independent Registered Public Accounting Firm

To Shareholders of
Blue Ridge Real Estate Company
and Big Boulder Corporation:

We have audited the accompanying combined balance sheets of Blue Ridge Real Estate Company and subsidiaries and Big Boulder Corporation and subsidiaries (the “Companies”) as of October 31, 2006 and 2005, and the related combined statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended October 31, 2006. These financial statements are the responsibility of the Companies’ management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Blue Ridge Real Estate Company and subsidiaries and Big Boulder Corporation and subsidiaries as of October 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Note 1 to the combined financial statements, the Companies changed their method for recognizing and measuring compensation expense related to their non-qualified employee stock option plan.

As disclosed in Note 2 to the combined financial statements, the Companies changed their method of accounting for deferred operating costs in 2004.

Parente Randolph, LLC

Wilkes-Barre, Pennsylvania

January 22, 2007