Form 10-K, Exhibit 13
period 2007-10-31
BLUE RIDGE REAL ESTATE CO
filed 2008-01-29
CIK 12779

Exhibit 13.1

PORTIONS OF 2007 ANNUAL REPORT TO SHAREHOLDERS

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

COMBINED SUMMARY OF SELECTED FINANCIAL DATA

	10/31/07	10/31/06	10/31/05	10/31/04	10/31/03
Revenues from continuing operations	$15,585,962	$13,329,620	$11,682,890	$7,177,910	$7,947,534
Net income (loss) from continuing operations	$133,609	($420,058)	$1,025,366	($515,198)	$181,326
Net income (loss) from continuing operations per combined share	$0.05	($0.17)	$0.48	($0.27)	$0.15
Net income (loss)	186,227	$2,831,280	$1,932,000	$6,246,107	$ (879,137)
Net income (loss) per combined share	$0.08	$1.17	$0.90	$3.26	($0.45)
Cash dividends per combined share	0	0	0	0	0
Combined shares outstanding	2,450,424	2,443,024	2,385,024	1,916,130	1,916,130
Total assets	$76,081,126	$71,814,454	$56,993,743	$45,461,969	$27,960,410
Debt	$26,465,930	$22,030,700	$13,149,742	$15,881,808	$10,990,756
Shareholders' equity	$38,586,859	$37,845,397	$33,663,614	$15,769,866	$ 9,523,759

FINANCIAL SECTION

Page

Quarterly Financial Information (Unaudited)

3

Stock and Dividend Information

4

Management’s Discussion and Analysis of Financial Condition and Results of Operations

6

Combined Balance Sheets

17

Combined Statements of Operations

18

Combined Statements of Changes in Shareholders’ Equity

20

Combined Statements of Cash Flows

21

Notes to Consolidated Financial Statements

22

Report of Independent Registered Public Accounting Firm

42

QUARTERLY FINANCIAL INFORMATION (Unaudited)

      The results of operations for each of the quarters in the last two years are presented below.

	1st	2nd	3rd	4th	Total
Year ended 10/31/07
Operating revenues	$5,927,222	$3,128,907	$2,743,854	$3,785,979	$15,585,962
Operating profit (loss)	1,097,038	(82,462)	(239,196)	317,297	1,092,677
Net income from discontinued operations	52,618	0	0	0	52,618
Net income (loss)	594,025	(126,839)	(249,739)	(31,220)	186,227
Net income (loss) before discontinued operations per weighted average combined share	$0.22	($0.05)	($0.10)	($0.02)	$0.05
Net income (loss) per weighted average combined share	$0.24	($0.05)	($0.10)	($0.01)	$0.08

	1st	2nd	3rd	4th	Total
Year ended 10/31/06
Operating revenues	$1,496,504	$2,194,983	$4,670,530	$4,967,603	$13,329,620
Operating (loss) profit	(747,382)	(576,589)	674,085	677,523	27,637
Net (loss) income from discontinued operations	(51,633)	49,524	3,269,043	(15,126)	3,251,808
Net (loss) income	(598,763)	(388,802)	3,594,249	224,596	2,831,280
Net (loss) income before discontinued operations per weighted average combined share	($0.23)	($0.18)	$0.14	$0.10	($0.17)
Net (loss) income per weighted average combined share	($0.25)	($0.16)	$1.49	$0.09	$1.17

     The quarterly results of operations for Fiscal 2007 and 2006 reflect the cyclical nature of the Companies' business since land dispositions occur sporadically and do not follow any pattern during the fiscal year.  Reclassifications in operating revenues and income (loss) from continuing operations in the quarters for year ended October 31, 2007 and 2006 reflect ski operations being classified as discontinued operations, as well as the sale of Oxbridge Square shopping center in Fiscal 2006.

STOCK AND DIVIDEND INFORMATION

Market Price of Common Stock

Our common stock is quoted on the OTC Bulletin Board under the symbol “BLRGZ.”  There has been a limited and sporadic trading market for our common stock.  However, our management does not believe such limited activity constitutes an established public trading market.  As of January 28, 2008, we had 435 holders of record of our common stock.

   The following sets forth the high asked and low bid price quotations as reported on the monthly statistical reports of the National Association of Securities Dealers, Inc. for Fiscal 2007 and 2006. No dividends were paid on common stock in either period.

Fiscal Year 2007

HIGH

LOW

ASKED

BID

First Quarter

39.00

38.00

Second Quarter

39.00

33.95

Third Quarter

36.00

30.70

Fourth Quarter

32.75

28.25

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

STOCK PERFORMANCE GRAPH

The following graph compares the percentage change in the cumulative total shareholder return on the shares of common stock during the Companies’ five fiscal years ended October 31, 2007 with the cumulative total return of the NASDAQ Composite Index and a peer's results during such period. The company used as the peer is The St. Joe Company (JOE), which is a real estate operating company with private landholdings in the State of Florida.  The St. Joe Company engages in town and resort development, commercial and industrial development and land sales.  The St. Joe Company also has significant interest in timber.  The comparison assumes that $100 was invested at the beginning of such period in the Companies’ shares of common stock, in the NASDAQ Composite Index and The St. Joe Company and assumes the reinvestment of any dividends.

Performance of Blue Ridge Real Estate Company and Big Boulder Corporation (BLRGZ.OB) Stock,
The St. Joe Company (JOE) and
the Nasdaq Composite Index
$400
$350
$300
$250
$200
$150
$100
$50
$-
Index Values
2002
2003
2004
2005
2006
2007
Date
BLRGZ
JOE
NASDAQ COMPOSITE

CUMULATIVE VALUE OF $100 INVESTMENT
DATE	BLRGZ	JOE	NASDAQ COMPOSITE

10/31/02	$96	$113	$79
10/31/03	$136	$128	$114
10/31/04	$258	$198	$117
10/31/05	$353	$256	$125
10/31/06	$352	$209	$140
10/31/07	$291	$132	$169

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Our principal business is the management and development of our real estate and rental properties.  Also significant to our operations is the development of “drive-to” and “destination” resort communities in and around our two ski areas, Jack Frost Mountain and Big Boulder.

Since the completion of our last large-scale real estate development project in the 1980s, which established our four resort communities, management had been primarily focused on the promotion and maintenance of our two ski areas, our summer operations and the resort communities.  Beginning in the fiscal year ended October 31, 2001, we began to refocus our attention on the further development of our real estate holdings.  We are continuing to evaluate the feasibility of our current real estate projects based on market demand and economic conditions.

We own 16,970 acres of land in Northeastern Pennsylvania.  Of these land holdings, we have designated 4,973 acres as held for development and are moving forward with obtaining various governmental approvals in connection with such development.  Management believes that our primary focus should be on the construction of single and multi-family dwellings in proximity to the Jack Frost Mountain and Big Boulder Ski Areas.  It is expected that all of our planned developments will result in approximately 3,700 lots or units, some of which will be subdivided and sold as parcels of land, while others will be developed into single and multi-family housing.

We are constructing Phase I and II of the Laurelwoods Community of single family and multi-family homes and are moving forward with plans to develop residential communities near Jack Frost and Big Boulder ski resorts.  This is part of a comprehensive plan for our “core land” development in and around our two ski areas.

For the fiscal year ended October 31, 2008, or Fiscal 2008, we intend to continue selective sales and purchases of land, some of which may be treated as Section 1031 tax deferred exchanges under the Internal Revenue Code.  We are also taking various steps to attract new home and land sale customers.  For example, purchasers who want to purchase newly constructed single family homes in our Laurelwoods II community development and can make a down payment of at least 20%, have the option of financing their mortgage through Big Boulder Corporation with interest only payments for five years.  We are also offering to the purchasers of the Laurelwoods II single family and duplex townhomes $8,000 toward the payment of such purchaser’s closing costs, prepaid dues for one year membership with the Lake Mountain Club and complimentary passes to the Jack Frost National Golf Course.  We are also offering to pay six months of homeowner’s association fees on behalf of any current homeowner in the Blue Heron, Midlake Condominium, Laurelwoods Community and Snow Ridge Village developments that provide a purchaser referral which results in the sale of a Laurelwoods II single family home.  We are also offering financing opportunities for the purchase of selected tracts of land.

We also generate revenue by the selective timbering of our land.  The selection of parcels is based upon our current real estate development activities.

The Jack Frost National Golf Course opened the first nine holes for resort play on April 20, 2007, followed by the remaining nine holes on May 18, 2007.  Construction of the temporary clubhouse has been completed and opened to guests on August 11, 2007.

We are in various stages of approval for the community surrounding the Jack Frost National Golf Course.  This community is expected to include approximately 1,100 homes and will be comprised of approximately 40% single family homes and 60% multi-family units, as well as golf club amenities and the necessary infrastructure.

We also expect that certain subdivisions may be sold outright in phases to nationally-recognized land developers in order to facilitate the market for housing and to reduce the inherent risk associated with any land development.

We currently operate two real estate sales offices.  Jack Frost-Big Boulder Real Estate is located in Lake Harmony, Pennsylvania and markets new and previously owned homes in and around the Jack Frost Mountain and Big Boulder Ski Areas, primarily to buyers seeking a second home.  The Stoney Run Realty office located in Stroudsburg, Pennsylvania offers custom-built, single family homes in the Pocono region.  These homes primarily attract customers from nearby metropolitan areas in Pennsylvania, New York and New Jersey.  All of these custom-built homes are built by our construction division, Moseywood Construction Company.

As a result of the Companies continued focus on real estate activities, at October 31, 2006 we changed the presentation of our balance sheet to an unclassified presentation using the alternate format in order to reflect our assets and liabilities in order of their importance.

Recent Developments

On October 12, 2007, Blue Ridge sold the property located at the northwest corner of the intersection of Route 940 and Route 115 in Blakeslee for $750,000.

The Jack Frost Sewer treatment plant upgrade is nearing completion. The plant’s capacity to treat wastewater will be increased from 100,000 gallons per day to 400,000 gallons per day. The anticipated cost of this project is approximately $2,200,000.  This increase in capacity is intended to service future development sites surrounding Jack Frost National golf course and Jack Frost Mountain Ski Area.

Management is currently evaluating the timing of installation of a water system and related infrastructure improvements to service Boulder Lake Village and additional future residential development sites surrounding Big Boulder Lake.  This project will include the installation of a water tower together with improvements for sewer lines, roads and storm water management.

Four duplex homes of the 44 planned duplex units in the Laurelwoods II community have been completed and are currently listed for sale.  One unit is set up as a model with furnishings.  There is currently one agreement of sale in place for a duplex unit, construction of which has not yet started.  We are accepting reservations for the 39 remaining planned duplex units.

Construction is currently in progress for the condominium project known as Boulder Lake Village, “Building J” which is comprised of 18 units.  The estimated completion date is July 2008.  We have placed a temporary sales information center on site, which has been staffed to accommodate “walk-in” customers interested in purchasing a condominium unit.  This office will supplement the existing Northeast Land Company sales office located at the entrance to Big Boulder Lake and the Big Boulder Ski Area.  We are currently accepting reservations for these condominium units.

As of October 31, 2007, Moseywood Construction Company completed and closed on 38 homes since it commenced operations and had approximately 23 custom home s in various stages of construction.

Due to the recent decline in the housing market nationwide, the Companies continue to monitor the progress of residential home sales within the northeast region and are moving ahead cautiously with real estate operations.

The Companies continue to research income producing investment properties for potential acquisition.

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

We recognize income on the disposition of real estate in accordance with the provisions of Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate" (SFAS No. 66) using the full accrual method.  The full accrual method is appropriate at closing when the sales contract has been signed, the buyer has arranged permanent financing and the risks and rewards associated with ownership have been transferred to the buyer.  In the few instances that the Companies finance the sale, more than 20% down payment is required.  The remaining financed purchase price is not subject to subordination.  Down payments of less than 20% are accounted for as deposits as required by SFAS No. 66.

The costs of developing land for resale as resort homes and the costs of constructing certain related amenities are allocated to the specific parcels to which the costs relate. Such costs, as well as the costs of construction of the resort homes, are charged to operations as sales occur. Land held for resale and resort homes under construction are stated at lower of cost or market.

We recognize revenue on custom home construction in accordance with SFAS No. 66.  Under the provisions of SFAS No. 66, revenues and costs are recognized using the percentage of completion method of accounting when construction is beyond the preliminary stage, the buyer is committed to the extent of being unable to require a refund except for non-delivery, the sales proceeds are collectible and the aggregate sales proceeds and the total cost of the project can be reasonably estimated.  Total estimated revenues and construction costs are reviewed periodically, and any change is applied prospectively.

Management’s estimate of deferred tax assets and liabilities is primarily based on the difference between the tax basis and financial reporting basis of depreciable assets and the net investment in direct financing leases, like-kind exchanges of assets, net operating losses, stock options and accruals.  Valuation allowances are established, when necessary to reduce tax assets to the amount expected to be realized.

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

We capitalize as land and land development costs, the original acquisition cost, direct construction and development costs, property taxes, interest incurred on costs related to land under development and other related costs (engineering, surveying, landscaping, etc.) until the property reaches its intended use.  The cost of sales for individual parcels of real estate or condominium units within a project is determined using the relative sales value method.  Revenue is recognized upon signing of the closing documents.  At closing a binding contract is in effect, the buyer has arranged for permanent financing and the Companies are assured of payment in full.  Also at the time of closing, the risks and rewards associated with ownership have been transferred to the buyer.  Selling expenses are charged against income in the period incurred.

Long-lived assets, namely properties, are based on historical cost. Depreciation and amortization is provided principally using the straight-line half-year method over the estimated useful life of the class of property. Upon sale or retirement of depreciable property, the cost and related accumulated depreciation are removed from the related accounts, and resulting gains or losses are reflected in income.

Interest, real estate taxes, and insurance costs, including those costs associated with holding unimproved land, are normally charged to expense as incurred. Interest cost incurred during construction of facilities is capitalized as part of the cost of such facilities. Maintenance and repairs are charged to expense, and major renewals and betterments are added to property accounts.

Impairment losses are recognized in operating income, as they are determined. We review long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In that event, we calculate the expected future net cash flows to be generated by the asset. If those net future cash flows are less than the carrying value of the asset, an impairment loss is recognized in operating income. The impairment loss is the difference between the carrying value and the fair value of the asset.

Deferred income consists of dues, rents and deposits on land or home sales. Rents that are not yet earned are related to our commercial properties that have been paid in advance, and dues are related to memberships in our hunting and fishing clubs and golf course memberships paid in advance. We recognize revenue related to the hunting and fishing clubs and golf course memberships over the one-year period that the dues cover.  We recognize revenue related to the fishing club over a five month period, May through September.  Deposits are required on land and home sales.

We have no off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Results of Operations

FISCAL 2007 VERSUS FISCAL 2006

Net Income

   For Fiscal 2007, we reported net income of $186,227, or $.08 per combined share, as compared with a net income of $2,831,280, or $1.17 per combined share for Fiscal 2006.

Revenues

   Combined revenue of $15,585,962 represents an increase of $2,256,342, or 17% compared to $13,329,620 for Fiscal 2006.   Real Estate Management Operations/Rental Operations revenue increased $215,840, or 2%, when compared to Fiscal 2006.   Summer Recreation Operations increased $375,702, or 184%.   Land Resource Management revenue increased $1,664,800, or 46%.

Real Estate Management/Rental Operations

   The Real Estate Management Operations/Rental Operations had revenue of $9,695,116 in Fiscal 2007 as compared to $9,479,276 in Fiscal 2006, which resulted in an increase of $215,840, or 2%. This was primarily attributable to an increase in rental operation revenue, an increase in new home construction revenue, off set by a decrease in our resort communities’ rental management program revenue. For fiscal 2007 the rental operations revenue was $2,641,205 as compared to $1,626,195 for an increase of $1,015,010 or 62%. This increased rental operation revenue was primarily the result of the acquisition of three commercial retail investment properties in the fourth quarter of Fiscal 2006. For Fiscal 2007 new home construction revenue was $5,935,442 as compared to $5,575,509 for Fiscal 2006 which resulted in an increase of $359,933 or 7%. The rental management program revenue for Fiscal 2007 was $1,373 as compared to $1,038,297 for Fiscal 2006 for a decrease of $1,036,924. This was the result of the leasing of our resort communities rental management program to a third party operator in the first quarter of Fiscal 2007.

Summer Recreation Operations

   In Fiscal 2007, Summer Recreation Operations had revenue of $580,328 as compared to $204,626 for Fiscal 2006, which represents an increase of $375,702. This increase is mainly attributable operating revenues of the Jack Frost National Golf Course which began operations in April 2007 offset by the Lake Mountain Club operation which has been leased to a third party operator. Operating revenues at the golf course include amounts recognized as membership fees and dues as well as greens fees and other charges.  For Fiscal 2007, Jack Frost National Golf Course revenue was $580,328 as compared to $0 for Fiscal 2006. Lake Mountain Club revenue for Fiscal 2007 was $0 as compared to $204,626 for Fiscal 2006.

Land Resource Management

   In Fiscal 2007, Land Resource Management had revenue of $5,310,518 as compared to $3,645,718 for Fiscal 2006, which represents an increase of $1,664,800, or 46%. In Fiscal 2007, sales of 41 acres of land, two commercial investment properties and one investment resort property generated revenues of $2,120,167, as compared to Fiscal 2006, when sales of 260 acres of land and one company-owned investment property generated $1,926,377 in revenue. This represents an increase of $193,370, or 10% for Fiscal 2007 as compared to Fiscal 2006. Real Estate Development revenue in Fiscal 2007 was $2,653,429 as compared to $1,513,670 revenue recognized in Fiscal 2006 for an increase of $1,139,489, or 75%. This increase was the result of the sale of 7 single family homes for Fiscal 2007 as compared to the sale of 4 single family homes in Fiscal 2006 all of which were located in the Laurelwoods residential community. To date approximately 5% of our 16,983 acres have been marked for timbering. A forester has been hired to generate a long-term plan of managed timbering that will pay significant attention to protecting the environment and retaining the value of the land. In Fiscal 2007, timber sales were $536,922, as compared to Fiscal 2006, which generated $205,671 of revenue, an increase of $331,251.

Operating Costs

      Real Estate Management/Rental Operations

   Operating costs associated with Real Estate Management Operations/Rental Operations for Fiscal 2007 were $8,293,682, as compared to $9,127,308 for Fiscal 2006, which represents a decrease of $833,626, or 9%. This decrease was primarily attributable to the expenses associated with the leasing of the resort communities rental management program in November 2006 which was offset with an increase in new home construction costs. For Fiscal 2007 the operating costs of the rental management program was $35,639 as compared to $1,124,402 for Fiscal 2006 resulting in a decrease of $1,088,763.  For the Fiscal 2007 construction costs were $4,684,472 on 13 housing starts as compared to construction costs of $4,351,980 on 28 housing starts for the Fiscal 2006 resulting in an increase of $332,762 or 8%. This increase was primarily attributable to cost of construction (materials and supplies) for new and on going new home construction, inventory costs and sales expenses related to new home construction.

      Summer Recreation Operations

   Operating costs associated with Summer Recreation Operations for Fiscal 2007 were $1,082,850 as compared with $225,666 for Fiscal 2006, which represents an increase of $857,184.  For Fiscal 2007, the Jack Frost National Golf Course had operating costs of $1,050,330 as compared to $0 for Fiscal 2006. The golf course opened in April 2007. For Fiscal 2007 operating costs associated with the Lake Mountain Club at our residential communities was $32,520 as compared to $220,122 for Fiscal 2006 for a decrease of $187,602 or 82%. This was the result of the Lake Mountain Club being leased to a third party operator starting in the third quarter of Fiscal 2007.

      Land Resource Management

   Operating costs associated with Land Resource Management for Fiscal 2007 were $3,729,512 as compared with $2,299,621 for Fiscal 2006, which represents an increase of $1,429,891, or 61%. This increase is attributable to construction costs related to the single family residential units at Laurelwoods. Construction costs for Fiscal 2007 was $1,941,203 as compared to $1,017,102 for Fiscal 2006 for an increase of $924,101 or 91%. For Fiscal 2007, seven single family residential units were sold as compared to four single family residential units sold in Fiscal 2006. The cost of sales for land and buildings for Fiscal 2007 was $833,369 as compared to $458,767 for Fiscal 2006 resulting in an increase of $374,602 or 82%. This increase was primarily due to the sale of 41 acres and two commercial investment properties and one resort investment property in Fiscal 2007 as compared to the sale of 260 acres and one resort investment property in Fiscal 2006.

      General and Administration

   General and Administration costs for Fiscal 2007 were $1,387,241, as compared with $1,649,388 for Fiscal 2006, which represents a decease of $262,147, or 16%. This is primarily a result of reduced closing costs on financings and state capital stock tax.

Other Income (Expense)

   Interest and Other Income was $342,693 in Fiscal 2007, as compared to $($49,788) in Fiscal 2006, an increase of $392,471. This increase is primarily attributable to interest income of $340,575 from the net financing lease of the ski areas of $310,071 and $36,767 from the financing of land sales.

   Interest expense for Fiscal 2007 was $1,035,761, as compared to $632,387 for Fiscal 2006, which represents an increase of $403,374, or 64%. This was primarily due to interest expense on three retail investment properties that were acquired in the fourth quarter of Fiscal 2006.

Discontinued Operations

   Due to management’s decision to enter into long-term lease agreements with a third party operator for the operation of the Companies two ski areas subsequent to the end of Fiscal 2005, the results of operations of the Ski Operations segment for Fiscal 2006 and 2005 are reported as discontinued operations. Future cash flows and operating results of the Ski Operations segment will no longer be reported.  Cash flows resulting from the lease commitment for Fiscal 2007 forward are reported in the Real Estate Management/Rental Operations segment.

   The net income from discontinued operations for ski operations in Fiscal 2007 was $0, as compared to a net loss of ($279,938) in Fiscal 2006. The loss in Fiscal 2006 was due to a one month depreciation expense prior to the lease commencement, as well as expense recognized under FAS 123R related to the vesting of stock options for terminated employees.

   The net income from discontinued operations for the Oxbridge Square Shopping Center for Fiscal 2007 was $52,618, as compared to $5,610,546 for Fiscal 2006. $5,236,478 of this income in Fiscal 2006 was a result of the gain on the sale of the shopping center.

Tax Rate

   The effective tax rate for Fiscal 2007 was 62% as compared to 39% in Fiscal 2006.  The 62% tax rate in Fiscal 2007 was due to recognizing approximately $225,000 tax effected, for the excess tax benefit of exercised stock options through the current provision in accordance with FAS 123R.  This was partially offset by the sale of property in the current year that was previously purchased in a tax deferred 1031 exchange.  The sale created a taxable gain, which resulted in the utilization of approximately $50,000 tax effected, of state net operating loss carryforwards, for which valuation allowances were provided.  The reduction of the valuation allowance reduced income tax expense.  The 39% effective tax rate in Fiscal 2006 is in line with what would be expected based on statutory rates.

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

General and Administration

   General and Administration costs for Fiscal 2006 were $1,649,388, as compared with $1,552,814 for Fiscal 2005, which represents an increase of $96,574, or 6%.  This is primarily a result of recognition of stock based compensation consistent with FAS 123R, that was approximately $155,000 higher in Fiscal 2006.

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

Discontinued Operations

   Due to management’s decision to enter into long-term lease agreements with a third party operator for the operation of the Companies two ski areas subsequent to the end of Fiscal 2005, the results of operations of the Ski Operations segment for Fiscal 2006, 2005 and 2004 are reported as discontinued operations.  Future cash flows and operating results of the Ski Operations segment will no longer be reported.   Cash flows resulting from the lease commitment are now reported in the Real Estate Management/Rental Operations segment.

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

Liquidity and Capital Resources:

   The Combined Statement of Cash Flows reflects net cash used in operating activities of $2,988,868 for Fiscal 2007, net cash used in operating activities of $10,351,042 for Fiscal 2006, versus net cash used in operating activities of $7,051,431 for Fiscal 2005.  The change in net cash used in operating activities for Fiscal 2007 was primarily the result of reduced land and land development costs.

   Material non-recurring cash items during the past three years include in Fiscal 2007, the sale of the former Burger King property for $820,000, and the sale of the Blakeslee Corners property for $750,000; the exchange of the Oxbridge Square Shopping Center for our two Walgreen retail stores, the Jack in the Box restaurant, the Flower Fields Motel and an investment property located in the resort community at the Jack Frost Mountain in Fiscal 2006;  and net proceeds of approximately $15,100,000 from the sale and issuance of shares of our common stock in Fiscal 2005.

   On December 11, 2006, the Companies entered into a Mortgage and Security Agreement and a $3,000,000 promissory note with State Farm F.S.B. The note is secured by a mortgage, which encumbers certain real property purchased on August 18, 2006, known as the Walgreens Store located in Dover Township, Ocean County, New Jersey.  Interest only payments are due and payable monthly until the maturity date on January 1, 2009.  The interest rate payments are calculated as LIBOR rate plus nine tenths of a percent (.90%), which equaled 6.03% at October 31, 2007.

   On December 15, 2006, the Companies entered into a Mortgage and Security Agreement and a $4,000,000 promissory note with State Farm F.S.B. The note is secured by a mortgage, which encumbers certain real property purchased on October 31, 2006, known as the Walgreens Store located in White Bear Lake, Washington County, Minnesota.  Interest only payments are due and payable monthly until the maturity date on January 1, 2009.  The interest rate is calculated as LIBOR rate plus nine tenths of a percent (.90%), which equaled 6.03% at October 31, 2007.

   On June 15, 2007, the Companies entered into a Mortgage Modification Loan Agreement and a $25,000,000 line of credit mortgage note with M & T Bank.  Under the terms of the agreement, our existing $10,000,000 line of credit with M & T Bank, originally issued on April 20, 2006, has been increased to an aggregate amount of $25,000,000.  Interest is due and payable on a monthly basis at a rate equal to LIBOR (as announced by the Wall Street Journal as of the first day of the calendar month) plus 250 basis points which equaled 7.63% at October 31, 2007. The remaining principal and any accrued but unpaid interest is due and payable on April 19, 2010.  The Companies are using $6,000,000 of this line of credit to fund construction of residential development projects.  At October 31, 2007, $1,763,290 was outstanding on this sub-limit and $1,119,250 has been paid down using the proceeds of the sale of seven single family homes in Fiscal 2007.  A total of $12,900,000 of this line of credit is used to fund site development improvements for residential developments.

At October 31, 2007, $4,826,733 was outstanding on this sub-limit and $140,000 has been paid down using the proceeds of the sale of two single family homes. The remaining $6,100,000 of this line of credit is used to fund the expansion of the water and sewer systems at both Big Boulder and Jack Frost Mountain Ski Areas in order to accommodate the new construction.  At October 31, 2007, $1,686,510 was outstanding on the $6,100,000 sub-limit.  The term on this sub-limit is two years with interest only payments due until the maturity date after which time the Companies plan to seek a term mortgage note. The total principal amount outstanding under the line of credit will not exceed the lesser of (a) $25,000,000, or (b) 80% of the cost or appraised value of the units.

   On June 15, 2007, the Companies entered into a new mortgage agreement with Manufacturers and Traders Trust Company which increased the maximum principal amount available on the Companies’ existing $1,000,000 letter of credit with the lender to $5,000,000.  The rate of interest is equal to one half of one percentage point (0.50%) less than the prime rate, which equaled 7.25% at October 31, 2007. There were no borrowings against the $5,000,000 line of credit in Fiscal 2007.

   No change was made to the existing line of credit with Manufacturers and Traders Trust Company in the amount of $3,100,000 million for general operations. During Fiscal 2007, we borrowed against our $3,100,000 million line of credit in varying amounts with a maximum amount of $3,038,475.  During Fiscal 2006, we borrowed against our $3,100,000 million line of credit in varying amounts with a maximum amount of $2,845,807. The rate of interest is one percentage point less than the prime rate, which was equal to 6.75% at October 31, 2007.

   For Fiscal 2007, our major capital expenditures were for the construction of Building J in the Boulder Lake Village 144 unit condominium community at Big Boulder, the completion of construction of the Jack Frost National Golf Course, and construction of four duplex units in the Woodsbluff section of the Laurelwoods II subdivision at Big Boulder.

Contractual Obligations:	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Lines of Credit	$2,359,391	$2,359,391	$0	$0	$0
Long-Term Debt	23,894,037	268,831	16,199,737	727,021	6,698,448
Capital Leases	212,502	45,026	167,476	0	0
Purchase Obligations	495,828	495,828	0	00	0
Pension Contribution Obligations	509,449	509,449	0	0	0
Other Long-Term Obligations	0	0	0	0	0
Total Contractual Cash Obligations	$27,471,207	$3,678,525	$16,367,213	$727,021	$6,698,448

   Purchase obligations consist of material contracts totaling $2,198,424, with six separate contractors relating to real estate development.  Payments made through October 31, 2007 total $1,702,596.

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

Quantitative and Qualitative Disclosures About Market Risk

   Our exposure to market risk is limited primarily to the fluctuating interest rates associated with variable rate indebtedness.  At October 31, 2007, our variable rate indebtedness represented 68% of our total debt outstanding.  Our average interest rate is based on our various credit facilities and our market risk exposure fluctuates based on changes in underlying interest rates.  We do not believe that the interest rate risk associated with our variable rate debt could have a material impact on the combined financial statements.  The fixed and variable debt is detailed as follows:

Long-term debt:	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Fixed rate	$8,441,268	$258,975	$926,039	$617,260	$6,638,994
Average interest rate		7.67%	7.75%	8.18%	5.61%

Variable rate	18,024,662	2,414,273	15,441,174	109,761	$59,454
Average interest rate		7.42%
	$26,465,930	$2,673,248	$16,367,213	$727,021	$6,698,448

   Exposure to market risk may also exist in our mortgages receivable issued in connection with land sales.  Mortgages receivable are considered fully collectible by management and accordingly, no allowance for loan losses is considered necessary.

New Accounting Pronouncements:

In June 2006, Financial Accounting Standards Board (“FASB”) issued FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN No. 48”).  FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”.  FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  The Companies are required to apply FIN No. 48 for the fiscal year beginning November 1, 2007.  The Companies do not expect to recognize a material adjustment to liabilities for unrecognized income tax benefits upon adoption.

In September 2006, FASB issued Statement No. 157 “Fair Value Measurements”, (“SFAS No. 157”).  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements.  SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute.  Accordingly, FASB No. 157 does not require any new fair value measurements.  The Companies are required to apply SFAS No. 157 in the fiscal year beginning after November 15, 2007.  The Companies are still assessing the impact of adopting SFAS No. 157 on its financial position and results of operations.

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

AND

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED BALANCE SHEETS

October 31, 2007 and 2006

ASSETS	10/31/07	10/31/06
Land and land development costs (4,973 and 5,004, respectively, acres per land ledger)	$19,799,822	$27,950,669
Land improvements, buildings & equipment, net	29,198,448	25,117,658
Land held for investment, (11,496 and 11,503, respectively, acres per land ledger)	7,616,104	8,011,995
Land held for recreation (514 and 514, respectively, acres per land ledger)	8,693,860	65,087
Net investment in direct financing leases	8,341,379	8,361,575
Cash and cash equivalents	201,782	153,742
Prepaid expenses and other assets	1,645,131	1,297,135
Accounts receivable and mortgages receivable	584,600	856,593
	$76,081,126	$71,814,454

LIABILITIES AND SHAREHOLDERS’ EQUITY	10/31/07	10/31/06
LIABILITIES:
Debt	$26,465,930	$22,030,700
Accounts payable	1,415,543	1,811,335
Accrued liabilities	554,420	918,412
Deferred income	783,407	888,851
Amounts due to related parties	48,959	66,460
Deferred income taxes	7,625,000	7,694,800
Accrued pension expense	601,008	558,499
Total liabilities	37,494,267	33,969,057

Commitments and contingencies
COMBINED SHAREHOLDERS’ EQUITY:
Capital stock, without par value, stated value $0.30 per combined share, Blue Ridge and Big Boulder each authorized 3,000,000 shares, each issued 2,732,442 and 2,725,042 shares, respectively	819,731	817,511
Capital in excess of stated value	19,659,430	18,920,297
Earnings retained in the business	20,482,688	20,296,461
Accumulated other comprehensive loss	(289,583)	(103,465)
	40,672,266	39,930,804
Less cost of 282,018 shares of capital stock in treasury	2,085,407	2,085,407
Total shareholders’ equity	38,586,859	37,845,397
	$76,081,126	$71,814,454

The accompanying notes are an integral part of the combined financial statements.

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

AND

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED STATEMENTS OF OPERATIONS

for the years ended October 31, 2007, 2006 and 2005

	10/31/07	10/31/06	10/31/05
Revenues:
Real estate management	$7,140,631	$7,853,081	$3,099,585
Summer recreation operations	580,328	204,626	774,288
Land resource management	5,310,518	3,645,718	6,498,729
Rental income	2,554,485	1,626,195	1,310,288
	15,585,962	13,329,620	11,682,890
Costs and expenses:
Real estate management	6,984,127	7,617,042	3,330,173
Summer recreation operations	1,082,850	225,666	683,458
Land resource management	3,729,512	2,299,621	3,366,788
Rental income	1,309,555	1,510,266	806,752
General and administration	1,387,241	1,649,388	1,552,814
Asset impairment loss	0	0	149,798
	14,493,285	13,301,983	9,889,783
Operating profit	1,092,677	27,637	1,793,107

Other income (expense):
Interest and other income (expense)	342,693	(49,778)	139,738
Interest expense (net of capitalized interest of
$531,444 in 2007, $205,053 in 2006 and $102,929 in 2005)	(1,035,761)	(632,387)	(600,479)
	(693,068)	(682,165)	(460,741)

Income (loss) from continuing operations before income taxes	399,609	(654,528)	1,332,366

Provision (credit) for income taxes:
Current	208,000	(146,000)	8,000
Deferred	58,000	(88,000)	299,000
	266,000	(234,000)	307,000

Net income (loss) before discontinued operations	133,609	(420,528)	1,025,366

Discontinued operations (including $5,236,478 gain on disposal in 2006)	86,618	5,330,608	1,190,634

Provision for income taxes on discontinued operations:
Current	34,000	146,000	0
Deferred	0	1,932,800	284,000
	34,000	2,078,800	284,000

Net income from discontinued operations	52,618	3,251,808	906,634

Net income	$186,227	$2,831,280	$1,932,000

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

AND

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED STATEMENTS OF OPERATIONS

for the years ended October 31, 2007, 2006 and 2005

	10/31/07	10/31/06	10/31/05
Basic earnings per weighted average combined share:
Net income (loss) before discontinued operations	$0.05	($0.17)	$0.48
Income from discontinued operations, net of tax	0.03	1.34	0.42

Net income	$0.08	$1.17	$0.90

Diluted earnings per weighted average combined share
Net income (loss) before discontinued operations	$0.05	($0.17)	$0.46
Income from discontinued operations, net of tax	0.03	1.33	0.41

Net income	$0.08	$1.16	$0.87

The accompanying notes are an integral part of the combined financial statements.

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

AND

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED STATEMENTS OF CHANGES
IN SHAREHOLDERS’ EQUITY

for the years ended October 31, 2007, 2006 and 2005

	Capital Stock (a)		Capital in Excess of Stated Par		Compensation Under Employee Stock Plans	Earnings Retained in the Business	Accumulated Other Comprehensive Loss	Capital Stock in Treasury(c)	Total
	Shares	Amount
Balances, October 31, 2004	2,198,148	$659,444	$1,461,748		$200,900	$15,533,181		($2,085,407)	$15,769,866

Comprehensive income:
Net income						1,932,000			1,932,000
Other comprehensive loss ,
Additional minimum pension liability adjustment, net of deferred tax benefit of $37,000							(54,500)		(54,500)
									1,877,500
Issuance of common stock	407,894	122,367	15,014,180	(b)					15,136,547

Exercise of stock options	61,000	18,300	861,401						879,701
Balances, October 31, 2005	2,667,042	800,111	17,337,329		200,900	17,465,181	($54,500)	(2,085,407)	33,663,614

Comprehensive income:
Net income						2,831,280			2,831,280
Other comprehensive loss,
Additional minimum pension liability adjustment, net of deferred tax benefit of $45,000							(48,965)		(48,965)
									2,782,315
Reclassification of compensation recognized under employee stock plan			200,900		(200,900)				0

Compensation recognized under employee stock plan			381,218						381,218

Exercise of stock options	58,000	17,400	1,000,850						1,018,250
Balances, October 31, 2006	2,725,042	817,511	18,920,297		0	20,296,461	(103,465)	(2,085,407)	37,845,397

Comprehensive income:
Net income						186,227			186,227
Other comprehensive loss:

Additional minimum pension liability adjustment, net of deferred tax expense of $82,000							103,465		103,465

Cumulative effect of adoption of FAS 158, net of deferred tax benefit of $209,176							(289,583)		(289,583)
									109
Compensation recognized under employee stock plan			263,940						263,940

Excess tax benefit on exercise of employee stock options			225,813						225,813

Exercise of stock options	7,400	2,220	249,380						251,600
Balances, October 31, 2007	2,732,442	$819,731	$19,659,430		$0	$20,482,688	($289,583)	($2,085,407)	$38,586,859

(a) Capital stock, at stated value of $.30 per combined share

(b) net of issuance costs of $363,424

(c) 282,018 shares held in treasury, at cost at October 31, 2007, 2006, and 2005

The accompanying notes are an integral part of the combined financial statements.

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

AND

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED STATEMENTS OF CASH FLOWS

for the years ended October 31, 2007, 2006 and 2005

	10/31/07	10/31/06	10/31/05
Cash Flows Used In Operating Activities:
Net income	$186,227	$2,831,280	$1,932,000
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	1,178,614	1,081,235	2,524,376
Asset impairment loss	0	0	149,798
Deferred income taxes	58,000	1,844,800	583,000
Gain on sale of assets	(2,118)	(5,121,306)	(7,767)
Compensation cost under employee stock plans	263,940	381,218	0
Changes in operating assets and liabilities:
Accounts receivable and mortgages receivable	271,993	(171,408)	121,794
Prepaid expenses and other current assets	(347,997)	(160,732)	357,174
Land and land development costs	(3,443,389)	(10,900,334)	(12,522,398)
Accounts payable and accrued liabilities	(1,048,695)	(269,809)	319,024
Deferred income	(105,443)	134,014	(508,432)
Net cash used in operating activities	(2,988,868)	(10,351,042)	(7,051,431)
Cash Flows Used In Investing Activities:
Proceeds from disposition of assets	2,650	10,834,272	1,275,143
Additions to properties	(1,554,955)	(16,138,780)	(1,905,836)
Payments received under direct financing lease arrangements	20,196	232,000	0
Cash held in escrow	0	0	134,907
Net cash used in investing activities	(1,532,109)	(5,072,508)	(495,786)
Cash Flows Provided By Financing Activities:
Proceeds from debt	21,801,848	22,574,468	11,614,291
Payment of debt	(17,584,251)	(9,849,130)	(18,339,357)
Deferred financing costs	(125,993)	0	0
Proceeds from issuance of common stock	0	0	15,136,547
Proceeds from exercise of stock options	251,600	1,018,250	879,701
Excess tax benefit from exercised options	225,813	0	0
Net cash provided by financing activities	4,569,017	13,743,588	9,291,182
Net increase (decrease) in cash and cash equivalents	48,040	(1,679,962)	1,743,965
Cash and cash equivalents, beginning	153,742	1,833,704	89,739
Cash and cash equivalents, end	$201,782	$153,742	$1,833,704

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$1,662,053	$1,047,936	$1,068,945
Income taxes	$69,529	$355,845	$89,250

Supplemental disclosure of non cash investing and financing activities:
Additions to property acquired through capital lease obligations	$217,634	$0	$0
Seller financed property additions	$0	$3,844,380	$0
Reclassification of golf course assets from land development costs to land held for recreation and land improvements, buildings and equipment	$11,594,236

The accompanying notes are an integral part of the combined financial statements

NOTES TO COMBINED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Combination:

   The combined financial statements include the accounts of Blue Ridge Real Estate Company (Blue Ridge) and its wholly-owned subsidiaries, Northeast Land Company, Jack Frost Mountain Company, Boulder Creek Resort Company, Moseywood Construction Company, Jack Frost National Golf Course, Inc., Blue Ridge Acquisition Company, BRRE Holdings, Inc., Coursey Commons Shopping Center, LLC, Coursey Creek, LLC, Cobble Creek, LLC and Flower Fields Motel, LLC and Big Boulder Corporation (Big Boulder) and its wholly-owned subsidiaries, Lake Mountain Company and BBC Holdings, Inc., collectively (the “Companies”).  Under a Security Combination Agreement between Blue Ridge and Big Boulder and under the by-laws of both Companies, shares of the Companies are combined in unit certificates, each certificate representing concurrent ownership of the same number of shares of each company; shares of each company may be transferred only together with an equal number of shares of the other company. All significant intercompany accounts and transactions are eliminated.

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

Disposition of Land and Resort Homes:

   The Companies recognize income on the disposition of real estate in accordance with the provisions of Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate" (SFAS 66) using the full accrual method.  The full accrual method is appropriate at closing when the sales contract has been signed, the buyer has arranged permanent financing and the risks and rewards associated with ownership have been transferred to the buyer.  In the few instances that the Companies finance the sale, more than 20% down payment is required.  The remaining financed purchase price is not subject to subordination. Down payments of less than 20% are accounted for as deposits as required by SFAS No. 66.

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

Land and Land Development Costs:

   The Companies capitalize as land and land development costs, the original acquisition cost, direct construction and development costs, property taxes, interest incurred on costs related to land under development and other related costs (engineering, surveying, landscaping, etc.) until the property reaches its intended use.  The cost of sales for individual parcels of real estate or condominium units within a project is determined using the relative sales value method.  Revenue is recognized upon signing closing documents.   At closing a binding contract is in effect, the buyer has arranged for permanent financing and the Companies are assured of payment in full.  Also at this time, the risks and rewards associated with ownership have been transferred to the buyer.  Selling expenses are charged against income in the period incurred.

Accounts and Mortgages Receivable:

   Accounts receivable are reported at net realizable value.  Accounts are written off when they are determined to be uncollectible based upon management’s assessment of individual accounts.  An allowance for doubtful accounts, if deemed necessary, is estimated based on the Companies’ historical losses and the financial stability of its customers.

   The Companies account for mortgages receivable on a cost basis.  Interest income is recorded on a monthly basis.  Late payment fees are charged on overdue payments of principal and interest.  Mortgages receivable are evaluated at origination and monitored on an ongoing basis for credit worthiness.  Mortgages receivable are considered fully collectible by management and accordingly no allowance for loan losses is considered necessary.  Any mortgage 90 days past due is reviewed by management for write off.  Mortgages receivables were $250,864 and $261,388 at October 31, 2007 and 2006, respectively.

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

   Impairment losses are recognized in operating income as they are determined.  The Companies review their long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  In that event, the Companies calculate the expected future net cash flows to be generated by the asset.  If those net future cash flows are less than the carrying value of the asset, an impairment loss is recognized in operating income.  The impairment loss is the difference between the carrying value and the fair value of the asset.  One impairment loss was recorded in Fiscal 2005.

Deferred Income:

   Deferred income consists of dues, rents and deposits on land or home sales. Rents that are not yet earned relate to the Companies’ commercial properties that have been paid in advance, and dues are related to memberships in the Companies’ hunting and fishing clubs and golf club memberships paid in advance. The Companies recognize revenue related to the hunting and fishing clubs and golf course memberships over the one-year period that the dues cover.  The

Companies’ recognize revenue related to the fishing club over a 5 month period, May through September.  Deposits are required on land and home sales.

   Also included in deferred income are amounts received under a contract with the Pennsylvania Department of Transportation for reimbursement of the cost of a constructed asset.  The amounts will be recognized as income over the period in which depreciation on those assets is charged.  This asset has not yet been placed in service.

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

   Management’s estimate of deferred tax assets and liabilities is primarily based on the difference between the tax basis and financial reporting basis of depreciable assets and the net investment in direct financing leases, like-kind exchanges of assets, net operating losses, stock options and accruals.  Valuation allowances are established, when necessary to reduce tax assets to the amount expected to be realized.

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

Advertising Costs:

  Advertising costs in the fiscal year ended October 31, 2007, or Fiscal 2007, are primarily related to new home construction and real estate development.  Prior to Fiscal 2006, advertising costs were primarily related to ski operations.  Advertising costs are expensed when incurred and the advertising expense for Fiscal 2007, 2006 and Fiscal 2005 was $413,604, $379,927, and $1,133,715 respectively.

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

Business Segments:

   The Companies currently operate in three business segments, which consist of Real Estate Management/Rental Operations, Summer Recreational Operations and Land Resource Management segments.  The Companies previously operated in four business segments, the fourth being Ski Operation.  However, on December 1, 2005, the Companies entered into a 28 year lease for the Jack Frost Mountain Ski Area and Big Boulder Ski Area with JFBB Ski Areas Inc., an affiliate of Peak Resorts, both unaffiliated parties.  Pursuant to the lease, JFBB Ski Areas will operate the ski areas and will make monthly lease payments during the ski season.  This resulted in the termination of the Ski Operations business segment, reducing the number of business segments from four to three.  Financial information about our segments can be found in Note 16.

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

   Prior to the quarter ended January 31, 2006, the Companies applied APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its employee stock options as permitted by SFAS No. 123, "Accounting for Stock Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure " Under APB No. 25, because the exercise price of the employee stock options equals the fair market value of the Companies' underlying stock on the date of the grant, no compensation expense is recognized.

Had compensation cost for the Companies’ employee stock option plan been determined consistent with SFAS No. 123 and SFAS No. 148, the Companies’ net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	10/31/07	10/31/06	10/31/05

Net income, as reported	$186,227	$ 2,831,280	$ 1,932,000
Add: Stock-based employee
compensation expense included in
reported net income, net of tax benefit	100,297	232,543	--
Deduct: Total stock-based employee
compensation expense determined
under fair value based method for
all awards, net of tax expense	(55,916)	(230,656)	(113,256)

Pro forma net income	$230,608	$ 2,833,167	$ 1,818,744

Basic earnings per share:
As reported	$0.08	$1.17	$0.90
Pro forma	$0.09	$1.17	$0.84

Diluted earnings per share:
As reported	$0.08	$1.16	$0.87
Pro forma	$0.09	$1.16	$0.82

Reclassification:

   Certain amounts in the 2006 and 2005 combined financial statements have been reclassified to conform to the 2007 presentation.

New Accounting Pronouncements:

   In June 2006, Financial Accounting Standards Board (“FASB”) issued FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN No. 48”).  FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.”  FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  The Companies are required to apply FIN No. 48 for the fiscal year beginning November 1, 2007.  The Companies do not expect to recognize a material adjustment  to deferred income taxes upon adoption.

   In September 2006, FASB issued Statement No. 157 “Fair Value Measurements,” (“SFAS No. 157”).  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements.  SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute.  Accordingly, FASB No. 157 does not require any new fair value measurements.  The Companies are required to apply SFAS No. 157 in the fiscal year beginning after November 15, 2007.  The Companies are still assessing the impact of adopting SFAS No. 157 on its financial position or results of operations.

2.  CHANGE IN ACCOUNTING PRINCIPLE:

   In 2007, the Company adopted Financial Accounting Standards Board (FASB), Statement of Financial Accounting Standards No. 158 (SFAS 158), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”  SFAS 158 requires, among other things, that an employer recognize the funded status of a defined benefit pension plan in its balance sheet. The funded status is measured as the difference between plan assets at fair value and the projected benefit obligation. SFAS 158 also requires the measurement of plan assets and obligations as of the employers’ fiscal year end, for which the Companies already comply.

   Changes in the funded status will be recognized through a change in accumulated other comprehensive income in the year in which the change occurs. Amounts recognized in the balance sheet, including the gains or losses, prior service costs or credits, and the transition asset or obligation remaining from the initial application of SFAS 87, “Employers’ Accounting for Pensions,” are adjusted as they are subsequently recognized as components of net periodic pension cost pursuant to the recognition and measurement provisions of SFAS 158.

   The Company implemented the recognition and disclosure provisions of SFAS 158 as of October 31, 2007. The incremental effects of adopting SFAS 158 on individual line items in the consolidated balance sheet were to increase accrued pension expense by $498,759, to decrease deferred tax liabilities by $209,176, and to increase accumulated other comprehensive loss and decrease total stockholders’ equity by $289,583 as of October 31, 2007.

3.  DISCONTINUED OPERATIONS:

   On June 16, 2006, the Oxbridge Square shopping center was sold as a Section 1031 tax deferred exchange and as a result the operating activity for the years ending October 31, 2007, 2006 and 2005 is being reported as a discontinued operation.  The operating results of the Oxbridge Square shopping center were previously reported in the Rental Income segment of the combined statement of operations.  At October 31, 2007, there were no remaining assets or liabilities related to Oxbridge Square shopping center.

   On December 1, 2005, the Companies entered into a long term lease agreement with JFBB Ski Areas, Inc., an affiliate of Peak Resorts (the “Lessee”), an unrelated third party, whereby the Lessee will operate and maintain the two ski resorts.  As a result the Companies have reported the activity recognized for the years ending October 31, 2006 and 2005 as a discontinued operation.

   Operating results, including interest expense incurred, of the discontinued operations in Fiscal years 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Revenues:
Oxbridge Square	$86,720	$844,426	$1,379,031
Ski	0	0	10,163,221
Total Revenue	86,720	844,426	11,542,252

Expenses (excluding interest):
Oxbridge Square	102	290,965	471,089
Ski	0	279,938	9,572,767
Total Expenses	102	570,903	10,043,856

Interest (calculated on debt related to the property):
Oxbridge Square	0	179,393	293,428
Ski	0	0	14,334
Total Interest	0	179,393	307,762

Gain on Disposal:
Oxbridge Square	0	5,236,478	0
Income from discontinued operations before income taxes	$86,618	$5,330,608	$1,190,634

4.  CONDENSED FINANCIAL INFORMATION:

   Condensed financial information of the Companies, Blue Ridge and its subsidiaries and Big Boulder and its subsidiaries, at October 31, 2007, 2006 and 2005 and for each of the years then ended is as follows:

	Blue Ridge and Subsidiaries

	10/31/07	10/31/06	10/31/05
FINANCIAL POSITION:
Total assets	$59,410,723	$55,431,276	$42,729,408
Total liabilities	34,896,681	31,266,580	22,357,723
Shareholders' equity	24,514,042	24,164,696	20,371,685
OPERATIONS:
Revenues	12,522,279	10,924,521	9,886,373
Income (loss) from continuing operations and before taxes	393,175	(613,563)	1,527,264
Provision (credit) for income taxes	200,882	(219,366)	351,908
Net income	244,911	$2,951,633	$1,629,212

	Big Boulder and Subsidiaries

	10/31/07	10/31/06	10/31/05
FINANCIAL POSITION:
Total assets	$16,670,403	$16,383,178	$14,264,335
Total liabilities	2,597,586	2,702,477	972,406
Shareholders' equity	14,072,817	13,680,701	13,291,929
OPERATIONS:
Revenues	3,063,683	2,405,099	1,796,517
Income (loss) from continuing operations and before taxes	6,434	(40,965)	(194,898)
Provision (credit) for income taxes	65,118	(14,634)	(44,908)
Net (loss) income	(58,684)	($120,353)	$302,788

5.  LAND AND LAND DEVELOPMENT COSTS:

Land and improvements in progress held for development consists of the following:

	10/31/2007	10/31/2006
Land unimproved designated for development	$596,931	$585,731
Golf course development	387,402	9,967,411
Residential development	5,755,379	5,221,410
Infrastructure development	13,060,110	12,176,117
	$19,799,822	$27,950,669

The increase in residential development was due to construction costs associated with the Woodsbluff Court duplex units ($885,313) located in the Laurelwoods II residential community and with the Boulder Lake Village condominium project ($1,279,816) located on Big Boulder Lake. Residential development (including costs for infrastructure improvements) was reduced by the sale of seven homes in the Laurelwoods II residential community ($1,631,161).

The infrastructure development increase resulted from costs associated with upgrades to the Jack Frost sewage treatment plant and temporary lagoon ($1,638,884) and was reduced by the sale of seven homes in the Laurelwoods II residential community ($273,823).

The decrease in Golf Course development was the result of the reclassification of costs to land held for recreation ($8,629,412) and land improvements and equipment ($950,597) when the golf course was opened to the public in May 2007.  The balance remaining in golf course development represents construction in progress on the permanent clubhouse and the driving range.

6.  LAND:

	10/31/2007	10/31/2006
Land held for investment
Land – Unimproved	$1,752,679	$2,148,570
Land – Commercial rental properties	5,863,425	5,863,425
	$7,616,104	$8,011,995

Land held for recreation
Land – Golf course	$8,656,154	$27,381
Land – Ski areas	37,706	37,706
	$8,693,860	$65,087

During the year ended October 31, 2007 when the golf course opened for operation, we reclassified both golf course and ski areas land from “Land held for investment” to “Land held for recreation” to better reflect the Companies’ business operations.

Land held for investment decreased $395,891 primarily as a result of the sale of the property located at the intersection of Routes 940 and 115 in Blakeslee, Pennsylvania.

7.  DEBT:

Debt as of October 31, 2007 and 2006 consists of the following:

	10/31/07	10/31/06
Mortgage note payable to insurance company, interest fixed at 10.5% payable in monthly installments of $15,351 including interest through Fiscal 2014	$833,618	$925,014

Mortgage notes payable to bank, interest at LIBOR plus .9% (6.03% at October 31, 2007.) Interest-only monthly payments through January 2009.	7,000,000	0

Mortgage notes payable to bank, interest at the bank’s prime rate (7.75% at October 31, 2007) payable in monthly installments of $4,573 through Fiscal 2014.	388,737	553,689

Mortgage note payable to bank, interest fixed at 5.59% payable in monthly installments of $44,156 including interest through Fiscal 2035.	7,395,148	7,502,562

Construction, site development, and water/sewer expansion line of credit mortgage note payable to bank, interest at LIBOR plus 250 basis points (7.63% at October 31, 2007) payable in installments due at the closing of each unit within the development through April 2010.	8,276,533	6,461,714

Revolving line of credit payable to bank, interest at the bank’s prime rate less 100 points (6.75% at October 31, 2007) payable on demand.	2,359,392	2,222,721

Capital lease obligation payable to bank, interest fixed at 6.48%, payable in 48 monthly installments of $5,131 including interest through October 2011.	212,502	0

Construction loan repaid in 2007	0	4,365,000
	$26,465,930	$22,030,700

   The Companies have three lines of credit with Manufacturers and Traders Trust Company (the “Bank”) totaling $33,100,000.  The lines are as follows:  a $25,000,000 line of credit mortgage note with sub-limits for construction, site development and water / sewer expansion, a $5,000,000 line of credit for real estate transactions and a $3,100,000 revolving line of credit for general operations.

   During 2007 the Companies entered into a mortgage modification agreement under which our $10,000,000 line of credit has been increased to an aggregate of $25,000,000.  The site development sub-limit has increased from $6,500,000 to $12,900,000.  The construction sub-limit has increased from $3,500,000 to $6,000,000.  And a third sub-limit of $6,100,000 was obtained for the expansion of sewer and water facilities to accommodate new construction.  At October

31, 2007 the Companies had utilized $8,276,533 of this line which bears interest at LIBOR plus 250 basis points (7.63% at October 31, 2007).

   During Fiscal 2007, the real-estate line was increased from $1,000,000 to $5,000,000.  The real estate line of credit bears interest at .50% less than the prime rate (7.25% at October 31, 2007).  At October 31, 2007, the Companies had not utilized any of the real estate line of credit.

   At October 31, 2007 Blue Ridge had utilized $2,359,392 of the general line of credit, aggregating $3,100,000 which is an on demand line with no expiration date. The general line of credit bears interest at 1% less than the prime rate (6.75% at October 31, 2007).

   The weighted average interest rate for the year ended October 31, 2007 was 7.42%.  The agreement requires, among other things, that the Companies comply with consolidated debt to worth, debt service coverage and tangible net worth ratios.  The Companies have not met the required debt service coverage ratio at October 31, 2007.  The primary reason for default is due to an aggressive sales projection for fiscal 2007.  A new component to the debt service coverage ratio is based upon estimated sales of units and requires the Companies to make payment toward the site development sub-limit of $70,000 for every unit not sold according to the Companies estimated number of sales.   This settlement will occur the last day of December of each year.  The Companies’ have revised the projected 2 year sales estimate to reflect a more conservative approach.  The Companies did not reach the estimated number of sales for Fiscal 2007 due to recent market conditions and will be required to pay down $210,000.  The Companies have met the consolidated debt to worth ratio and the required tangible net worth threshold and have obtained a waiver for the debt service coverage ratio.

  The site development sub-limit agreement enables the Companies to issue letters of credit in amounts up to $12,900,000.  During Fiscal 2005 the Companies entered into two letters of credit with the Bank.  The Bank agreed to issue on the Companies’ behalf, irrevocable standby Letters of Credit to Kidder Township aggregating an amount not to exceed $6,403,478 for the purpose of guaranteeing completion of the infrastructure improvements to the Laurelwoods II and Boulder Lake Village premises as required by Kidder Township.  On July 20, 2005 the first letter of credit was issued aggregating up to $2,571,884 for the purpose of infrastructure improvements to the Laurelwoods II premises.  On May 4, 2007 Kidder Township released the original letter of credit back to the Bank and the Companies had utilized $2,338,076 of the site development sub-limit.  On September 12, 2005 the second letter of credit was issued aggregating $3,831,594 for the purpose of the development of infrastructure relating to the Boulder Lake Village premises.  The Companies have utilized $2,628,657 of the site development sub-limit and the letter of credit was $1,202,937 as of October 31, 2007.  The aggregate amount available on the site development sub-limit as of October 31, 2007 was $6,870,330.

   During Fiscal 2006 the Companies entered into three letters of credit with the Bank.  The Bank agreed to issue, on the Companies’ behalf, irrevocable standby Letters of Credit to Kidder Township aggregating an amount not to exceed $827,068 for the purpose of guaranteeing completion of the Jack Frost National maintenance facility, the Jack Frost National site development for the temporary clubhouse and infrastructure improvements to the Kresge Lane real estate subdivision located along Route 940.  During fiscal 2007 the letters of credit on the Jack Frost National maintenance facility and infrastructure improvements to the Kresge Lane real estate subdivision have been released by Kidder Township.  The letter of credit on the Jack Frost National site development for the clubhouse has been renewed until May 25, 2008 in the amount of $78,318.  The existing Letter of Credit is part of, and reduces availability under the $3,100,000 general operating line of credit.

   During Fiscal Year 2007 the Companies entered into two mortgage and security agreements with State Farm F.S.B. totaling $7,000,000.  The $3,000,000 mortgage encumbers certain real property known as the Walgreens store located in Tom’s River, NJ.  The $4,000,000 mortgage encumbers certain real property known as the Walgreens store located in White Bear, MN.  Both mortgages have interest only due until the maturity date of January 1, 2009 and bear interest at LIBOR plus .9% (6.03% at October 31, 2007.)

   On October 25, 2007, the Companies entered into a capital lease agreement with the Bank for a modular Pro Shop at Jack Frost National Golf Course.  The capital lease is payable in 48 monthly installments of $5,131 and bears interest at a fixed rate of 6.48%.  The capital lease will be paid in full in October 2011.

   Properties at cost, which have been pledged as collateral for debt, include the following at October 31, 2007:

Investment properties leased to others	$2,190,470
Assets subject to direct financing lease arrangements (ski facilities)	$18,093,037

The aggregate amount of long-term debt maturing in each of the five years and thereafter ending subsequent to October 31, 2007, is as follows:  2008 - $2,673,248;  2009 - $15,616,527;    2010 - $362,891;   2011-$387,795; 2012-$350,356;  thereafter $7,075,113.

8.  INCOME TAXES:

   The provision (credit) for income taxes from continuing operations is as follows:

	10/31/07	10/31/06	10/31/05
Currently payable:
Federal	$207,000	($146,000)	$0
State	1,000	0	8,000
	208,000	(146,000)	8,000
Deferred:
Federal	(1,000)	(59,000)	433,000
State	59,000	(29,000)	(134,000)
	58,000	(88,000)	299,000
Total	$266,000	($234,000)	$307,000

A reconciliation between the amount computed using the statutory federal income tax rate and the actual provision (credit) for income taxes is as follows:

	10/31/07	10/31/06	10/31/05
Computed at statutory rate	$135,867	($222,447)	$453,004
Benefit of state net operating losses, not previously recognized	(71,500)	0	(124,686)
State income taxes, net of federal income tax	39,000	(19,026)	(83,160)
Nondeductible expenses	1,000	3,129	63,508
Excess tax benefit on exercise of stock options	225,813	0	0
Over accrual of prior year estimate	(53,432)	0	0
Other	(10,748)	4,344	(1,666)
Provision (credit) for income taxes from continuing operations	$266,000	($234,000)	$307,000

  The components of the deferred tax assets and liabilities as of October 31, 2007 and 2006 are as follows:

	10/31/07	10/31/06
Deferred tax assets:
Accrued expenses	$41,000	$28,000
Deferred income	211,000	236,000
Additional minimum pension liability	202,000	82,000
AMT credit carryforward	332,000	317,000
Net operating losses	2,210,000	1,674,400
Valuation allowance	(1,397,000)	(1,245,700)
Contribution carryforward	72,000	69,000
Stock options	95,000	152,000
Deferred tax asset	1,766,000	1,312,700

Deferred tax liability,
Depreciation	9,391,000	9,007,500

Deferred income tax liability, net	$7,625,000	$7,694,800

   At October 31, 2007, the Companies have $332,000 of Alternative Minimum Tax (AMT) credit carryforward available to reduce future income taxes.  The AMT credit has no expiration date.

   At October 31, 2007, the Companies have available approximately $2,389,000 of federal net operating losses which will expire from 2022 to 2026. The Companies also have state net operating loss carryforwards of approximately $13,981,000 that will expire from 2019 to 2026.  The Companies have recorded a valuation allowance against state net operating losses, which are not expected to be utilized.

9.  PENSION BENEFITS:

   The Companies sponsor a defined benefit pension plan.  Employees become eligible to participate in the plan on the first day of the month following one year of employment provided they completed 1,000 hours of service.  The plan is frozen to new entrants hired on or after September 1, 2002.  Benefits under the plan are based on average compensation and years of service.  The Companies’ funding policy is to contribute annually at least the minimum amounts required under the Employee Retirement Income Security Act of 1974.

Weighted Average Assumptions	10/31/07	10/31/06	10/31/05
Discount Rates used to determine net periodic pension cost as of October 31, 2007, 2006 and 2005	6.00%	5.75%	6.50%
Expected long-term rates of return on assets	8.50%	8.50%	8.50%
Rates of increase in compensation levels	4.00%	4.00%	4.00%

Change in Benefit Obligation	10/31/07	10/31/06
Benefit obligation at beginning of year	$5,031,273	$5,741,736
Service cost	176,663	202,212
Interest cost	305,158	290,574
Curtailment gain	0	(634,387)
Actuarial gain	(80,531)	(347,569)
Benefits paid	(243,158)	(221,293)
Benefit obligation at end of year	$5,189,405	$5,031,273

Change in Plan Assets	10/31/07	10/31/06
Fair value of plan assets at beginning of year	$3,944,053	$3,528,530
Actual return on plan assets	525,225	371,870
Employer contributions	444,494	368,276
Benefits paid	(243,158)	(221,293)
Administrative expenses	(82,217)	(103,330)
Fair value of plan assets at end of year	$4,588,397	$3,944,053

Reconciliation of Funded Status of the Plan	10/31/06
Funded status at end of year	($1,087,220)
Unrecognized transition obligation	18,880
Unrecognized net prior service cost	1,981
Unrecognized net actuarial loss	693,325
Net amount recognized at end of year	($373,034)

Amounts Recognized in the Combined Balance Sheet	10/31/07	10/31/06
Before application of SFAS 158
Accrued pension expense	($103,362)	($579,360)
Intangible asset	1,113	20,861
Accumulated other comprehensive loss (pre-tax)	0	185,465
Net amount recognized before adoption of SFAS 158	($102,249)	($373,034)

One-time effect of SFAS 158 adoption	$498,759	$0

10/31/07
After application of SFAS 158
Prepaid benefit cost	$0
Accrued pension expense	(601,008)
Intangible asset	0
Accumulated other comprehensive loss (pre-tax)	498,759
Net amount recognized after adoption of SFAS 158	($102,249)

	10/31/07	10/31/06
Other Comprehensive Loss Attributable to Change in Additional Minimum Liability	$0	$93,965

Additional Year-End Information for Pension Plan with Accumulated Benefit Obligation in Excess of Plan Assets	10/31/07	10/31/06
Projected benefit obligation	$5,189,405	$5,031,273
Accumulated benefit obligation	$4,691,759	$4,523,413
Fair value of plan assets	$4,588,397	$3,944,053

Amounts Recognized in Accumulated Other Comprehensive Income	10/31/07
Net actuarial loss	$481,040
Prior service cost	1,707
Unrecognized net initial obligation	16,012
Total (before tax effects)	$498,759

Components of Net Periodic Benefit Cost	10/31/07	10/31/06	10/31/05
Service cost	$176,663	$202,212	$274,289
Interest cost	305,158	290,574	305,039
Expected return on plan assets	(341,029)	(305,358)	(274,934)
Amortization of transition obligation	2,868	3,803	8,480
Amortization of prior service cost	274	274	611
Amortization of accumulated gain	29,775	36,860	33,552
Total net periodic benefit cost	$173,709	$228,365	$347,037
Curtailment expense	0	45,836	0
Total expense	$173,709	$274,201	$347,037

Amounts Expected to be Recognized in Net Periodic Cost in the Coming Year	10/31/07
Prior service cost recognition	$274
Net initial obligation recognition	2,868

Estimated Future Benefits Payments	Fiscal Year	Benefits
	2008	$247,733
	2009	$234,575
	2010	$222,127
	2011	$279,724
	2012	$306,838
	2013-2017	$1,991,657

   The Companies expect to contribute $509,449 to the pension plan in fiscal 2008.

   Measurement Date   October 31

Weighted Average Assumptions	For Determination of:
	Benefit Obligations as of October 31, 2007	Benefit Obligations as of October 31, 2006

Discount rate	6.25%	6.00%
Rate of compensation increase	4.00%	4.00%
Expected long-term return	8.50%	8.50%

Weighted-Average Asset Allocations	10/31/07	10/31/06
Asset Category
Equity	59.98%	60.00%
Fixed Income	38.40%	39.00%
Cash Equivalents	1.62%	1.00%
Total	100.00%	100.00%

   The Companies’ goal is to conservatively invest the plan assets in higher-grade securities and other assets with a minimum risk of market fluctuation.  Based on the allocation of our assets between equity, fixed income and money market we estimate our long term rate of return to be approximately 8.5%.

10.  PROPERTIES:

     Properties consist of the following at October 31, 2007 and 2006.

	10/31/2007	10/31/2006
Land improvements	$9,633,110	$6,156,934
Corporate buildings	496,092	496,092
Buildings leased to others	27,146,025	26,162,252
Equipment and furnishings	2,447,096	2,194,694
	39,722,323	35,009,972
Less accumulated depreciation and amortization	10,523,875	9,892,314
	$29,198,448	$25,117,658

11.  ACCRUED LIABILITIES:

          Accrued liabilities consist of the following at October 31, 2007 and 2006.

	10/31/2007	10/31/2006
Payroll	$129,329	$127,647
Security & Other Deposits	47,100	36,354
Professional Fees	128,985	41,883
Insurance Claims	34,137	86,952
Real Estate Taxes	86,890	123,696
Billings in excess of construction costs	16,496	196,150
Miscellaneous	111,483	305,730
	$554,420	$918,412

12.  LEASES:

     The Companies are lessors under various operating lease agreements for the rental of land, land improvements and investment properties leased to others. Rents are reported as income over the terms of the leases as they are earned.  Shopping centers are leased to various tenants for renewable terms averaging 3.73 years with options for renewal.  Information concerning rental properties and minimum future rentals under current leases as of October 31, 2007 is as follows:

		Properties Subject to Lease
		Cost	Accumulated Depreciation
Investment properties leased to others		$27,146,025	($5,069,614)
Land and land improvements		$23,348,532	($3,633,214)
Minimum future rentals:
Fiscal years ending October 31:	2008	$1,957,915
	2009	1,796,350
	2010	1,636,501
	2011	1,605,003
	2012	1,566,584
	Thereafter	72,110,099
		$80,672,452

Thereafter, includes $1,011,500 under a land lease expiring in 2072; $5,095,728 and $1,438,294 under net leases for two stores expiring in 2024; and $25,304,125 and $27,186,250 under net leases for two stores expiring in 2082; and $5,308,039 under a net lease for a store expiring in January 2039. There were no contingent rentals included in income for the fiscal years ended October 31, 2007, 2006 and 2005.  The above information includes all option years and rental escalations, recognized using straight-line basis.

13.  INVESTMENT IN DIRECT FINANCING LEASES:

The Companies lease the Jack Frost and Big Boulder ski areas under direct financing leases through 2034.  The leases provide for minimum payments plus scheduled increases based upon the consumer price index, not to exceed 4% in any given year.  Minimum future lease payments due under those leases is as follows:

Year ending October 31:
2008	$243,745
2009	249,839
2010	256,085
2011	262,487
2012	269,049
Thereafter	15,897,688
TOTAL	$17,178,893

The Companies net investment in direct financing leases consists of the following as of October 31:

	2007	2006
Minimum future lease payments	$8,748,014	$9,007,281
Unguaranteed residual value of lease properties	8,430,879	8,430,879
Gross investment in lease	17,178,893	17,438,160
Unearned income	(8,837,514)	(9,076,585)
Net investment in direct financing leases	$8,341,379	$8,361,575

Unearned interest income is amortized to income using the interest method.  The scheduled lease increase over the terms of the leases have been accounted for on a straight line basis in accordance with generally accepted accounting principles and is evaluated for collectibility on an ongoing basis.

14.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

   The estimated fair values of the Companies' financial instruments are as follows at October 31, 2007 and 2006:

	Carrying Amount	Fair Value	Carrying Amount	Fair Value
ASSETS:	10/31/07		10/31/06
Cash and cash equivalents	$ 201,782	$ 201,782	$ 153,742	$ 153,742
Accounts and mortgages receivable	584,600	584,600	856,593	856,593

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
LIABILITIES:	10/31/07		10/31/06
Accounts payable	$1,415,543	$1,415,543	$1,811,335	$1,811,335
Amounts due to related parties	48,959	0	66,460	0
Debt	26,465,930	25,930,033	22,030,700	21,490,700

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

15.  QUARTERLY FINANCIAL INFORMATION (Unaudited):

      The results of operations for each of the quarters in the last two years are presented below.

	1st	2nd	3rd	4th	Total
Year ended 10/31/07
Operating revenues	$5,927,222	$3,128,907	$2,743,854	$3,785,979	$15,585,962
Operating profit (loss)	1,097,038	(82,462)	(239,196)	317,297	1,092,677
Net income from discontinued operations	52,618	0	0	0	52,618
Net income (loss)	594,025	(126,839)	(249,739)	(31,220)	186,227
Net income (loss) before discontinued operations per weighted average combined share	$0.22	($0.05)	($0.10)	($0.02)	$0.05
Net income (loss) per weighted average combined share	$0.24	($0.05)	($0.10)	($0.01)	$0.08

	1st	2nd	3rd	4th	Total
Year ended 10/31/06
Operating revenues	$1,496,504	$2,194,983	$4,670,530	$4,967,603	$13,329,620
Operating (loss) profit	(747,382)	(576,589)	674,085	677,523	27,637
Net (loss) income from discontinued operations	(51,633)	49,524	3,269,043	(15,126)	3,251,808
Net (loss) income	(598,763)	(388,802)	3,594,249	224,596	2,831,280
Net (loss) income before discontinued operations per weighted average combined share	($0.23)	($0.18)	$0.14	$0.10	($0.17)
Net (loss) income per weighted average combined share	($0.25)	($0.16)	$1.49	$0.09	$1.17

     The quarterly results of operations for Fiscal 2007 and 2006 reflect the cyclical nature of the Companies' business since land dispositions occur sporadically and do not follow any pattern during the fiscal year.  Reclassifications in operating revenues and income (loss) from continuing operations in the quarters for year ended October 31, 2007 and 2006 reflect ski operations being classified as discontinued operations, as well as the sale of Oxbridge Square shopping center in Fiscal 2006.

16.  BUSINESS SEGMENT INFORMATION:

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

   Summer Recreation Operations

      Summer Recreation Operations consists of the Jack Frost National Golf Course located in the Pocono Mountains of Northeastern Pennsylvania, which opened in spring 2007.  The Lake Mountain Club was previously reported as part of this business segment, however, as a result of this operation being leased to a third party operator in Fiscal 2007, it is now reported under Real Estate Management/Rental Operations.

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

      Funds expended to date for real estate development in Laurelwoods have been primarily for infrastructure improvements in Laurelwoods and Boulder Lake Village and the construction of 23 single family homes and four of 44 planned duplex homes in Laurelwoods.  We also began construction of Building J at Boulder Lake Village on Big Boulder Lake, an 18-unit condominium, during the summer of 2007.  Other expenditures for all development projects in the planning phases include fees for architects, engineers, consultants, studies and permits.

	10/31/07	10/31/06	10/31/05
Revenues from continuing operations:
Real estate management/rental operations	$9,695,116	$9,479,276	$4,409,873
Summer recreation operations	580,328	204,626	774,288
Land resource management	5,310,518	3,645,718	6,498,729
	$15,585,962	$13,329,620	$11,682,890
Operating profit (loss), excluding general and administrative expenses:
Real estate management/rental operations	$1,401,434	$351,968	$272,948
Summer recreation operations	(502,522)	(21,040)	90,830
Land resource management	1,581,006	1,346,097	3,131,941
	$2,479,918	$1,677,025	$3,495,719
General and administrative expenses:
Real estate management/rental operations	$865,822	$1,172,952	$586,132
Summer recreation operations	51,367	25,320	102,913
Land resource management	470,052	451,116	863,769
	$1,387,241	$1,649,388	$1,552,814

	10/31/07	10/31/06	10/31/05
Interest and other income (expense), net:
Real estate management/rental operations	$303,766	($27,657)	$ 98,662
Summer recreation operations	2,160	0	0
Land resource management	36,767	(22,131)	41,076
	$342,693	($49,778)	$139,738
Interest expense:
Real estate management/rental operations	$979,791	$574,373	$585,460
Summer recreation operations	0	0	0
Land resource management	55,970	58,014	15,019
	$1,035,761	$632,387	$600,479

Income (loss) from continuing operations before income taxes	$399,609	($654,528)	$1,332,366

For the fiscal years ended October 31, 2007, 2006, and 2005, no one customer represented more than 10 % of total revenues.

   Identifiable assets, net of accumulated depreciation at October 31, 2007, 2006, and 2005 and depreciation expense and capital expenditures for the years then ended by business segment are as follows:

	Identifiable	Depreciation	Capital
October 31, 2007	Assets	Expense	Expenditures
Real estate management/rental operations	$61,565,997	$865,243	$772,399
Summer recreation operations	13,895,489	163,902	635,139
Land resource management	228,424	53,240	64,374
Other corporate	391,216	96,229	83,043
Total	$76,081,126	$1,178,614	$1,554,955

	Identifiable	Depreciation	Capital
October 31, 2006	Assets	Expense	Expenditures
Real estate management/rental operations	$70,592,405	$903,006	$15,864,370
Summer recreation operations	234,778	30,164	39,547
Land resource management	216,279	45,710	150,871
Other corporate	770,992	102,355	83,992
Total	$71,814,454	$1,081,235	$16,138,780

October 31, 2005	Identifiable Assets	Depreciation Expense	Capital Expenditures
Real estate management/rental operations	$56,085,585	$2,313,035	$1,612,010
Summer recreation operations	203,603	58,199	24,834
Land resource management	134,456	47,200	140,208
Other corporate	570,099	105,942	128,784
Total	$56,993,743	$2,524,376	$1,905,836

17.  CONTINGENT LIABILITIES and COMMITMENTS:

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

18.  RELATED PARTY TRANSACTIONS:

Kimco Realty Services, Inc., or Kimco, is our controlling shareholder and Kimco Realty Corporation, the parent company of Kimco, is presently providing consulting services to us.  The services are focused on land development, acquisitions and disposals.  For the fiscal years ended October 31, 2007, 2006 and 2005 Kimco was paid $100,000, $300,000 and $200,000 in consulting fees, respectively.

Kimco Realty Corporation serves as the management company for the Coursey Commons Shopping Center, Baton Rouge, Louisiana, effective June 2004.  A wholly owned subsidiary of Kimco Realty Corporation receives a fixed monthly fee of 4.5% of rental income on store leases.  During the fiscal years ended October 31, 2007 and 2006 that subsidiary received $44,795 and $36,810, respectively for management fees earned on the shopping center.  Kimco Realty Corporation also served as the management company for the Oxbridge Square Shopping Center located in Richmond, Virginia from June 2004 to June 2006 (at which point the shopping center was sold).  During its management term of Oxbridge Square, Kimco Realty Corporation was paid $109,928 in management fees.

Michael J. Flynn, the Chairman of our board of directors, is also the President, Chief Operating Officer and Vice Chairman of the board of directors of Kimco Realty Corporation. Michael received an annual fee of $17,500 in fiscal year ended October 31, 2007 and $35,000 in fiscal years ended October 31, 2006 & 2005.  In addition, Patrick M. Flynn, who serves as one of our directors and is our President and Chief Executive Officer, is the Director of Real Estate at Kimco Realty Corporation.  Patrick has received an annual bonus of $50,000 in each of the years ended October 31, 2007, 2006 and 2005.  Finally, Milton Cooper, who serves as one of our directors, also serves as Chief Executive Officer and Chairman of the board of directors of Kimco Realty Corporation.

Amounts due to the above related parties total $48,959 at October 31, 2007 and $66,460 at October 31, 2006.

19.  STOCK OPTIONS and CAPITAL STOCK:

      During Fiscal 2005, seven key employees were granted stock options totaling 52,000 shares, which vest over three years, all expiring February 2010.  During Fiscal 2006, five corporate officers were granted stock options to purchase a total of 21,500 shares, which options vest over three years and expire in February 2011.  During Fiscal 2007, five corporate officers were granted stock options to purchase a total of 21,500 shares, which options vest over three years and expire in March 2012.

   Option activity during the years ended October 31, 2007, 2006 and 2005 is as follows:

	10/31/07		10/31/06		10/31/05
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year:	50,500	$35.62	87,000	$23.04	96,000	$11.62
Granted	21,500	$39.00	21,500	$37.80	52,000	$34.00
Exercised	(7,400)	$34.00	(58,000)	$17.56	(61,000)	$14.42
Canceled	-		-
Outstanding at end of year	64,600	$36.93	50,500	$35.62	87,000	$23.04

Options exercisable at year-end	34,738	$35.97	16,458	$35.24	46,440	$13.46

Option price range	$34.00-$39.00		$34.00-$37.80		$6.75-$34.00

Weighted average fair value of options granted during year	$6.57		$13.75		$15.00

Weighted average grant date fair value of options granted during year	$14.46		$14.30		$15.70

Weighted average remaining contractual life (in years)	3.4		3.7		4.7

  Activity related to non-vested options for the year ended October 31, 2006 is as follows:

	Shares	Weighted Average Grant Date Fair Value Price
Non vested at beginning of year:	34,042	$9.97
Granted	21,500	$ 9.83
Vested	(25,680)	$10.69
Non-vested at year-end	29,862	$ 9.25

The total intrinsic value of options exercised during the fiscal year ended October 31, 2007, 2006 and 2005 is $251,600, $1,018,250 and $879,701, respectively.  The Companies expect to recognize compensation expense related to non-vested awards totaling approximately $169,399 over the next three years based on graded average vesting.

The Companies’ policy regarding the exercise of options is that optionees utilize an independent broker to manage the transaction, whereby the broker sells the exercised shares on the open market.

20.  PER SHARE DATA:

Earnings per share (“EPS”) is based on the weighted average number of common shares outstanding during the period.  Diluted EPS assumes weighted average options have been exercised to purchase shares of common stock in the years ended October 31, 2007, 2006 & 2005, net of assumed repurchases using the treasury stock method. Certain unexercised stock options to purchase shares of the Companies’ common stock were excluded from the dilutive calculation for year ended October 31, 2007 due to the exercise price of the options being greater than the market price of the Companies’ common stock.

Weighted average basic and diluted shares, taking into consideration shares issued, weighted average options used in calculating EPS and treasury shares repurchased, for years ended October 31, 2007, 2006 & 2005 are as follows:

	10/31/07	10/31/06	10/31/05
Weighted average combined shares of common stock outstanding used to compute basic earnings per combined share	2,447,957	2,412,941	2,161,244
Additional combined common shares to be issued assuming exercise of stock options, net of combined shares assumed reacquired	0	25,144	45,992
Combined shares used to compute dilutive effect of stock option	2,447,957	2,438,085	2,207,235

Basic earnings (loss) per weighted average combined share from continuing operations is computed as follows:

	10/31/07	10/31/06	10/31/05
Net income (loss) before discontinued operations	$133,609	($420,528)	$1,025,366
Weighted average combined shares of common stock outstanding	2,447,957	2,412,941	2,161,244
Basic earnings (loss) per weighted average combined share	$0.05	($0.17)	$0.48

Diluted earnings (loss) per weighted average combined share from continuing operations is computed as follows:

	10/31/07	10/31/06	10/31/05
Net income (loss) before discontinued operations	$133,609	($420,528)	$1,025,366
Combined shares used to compute dilutive effect of stock option	2,447,957	2,438,085	2,207,235
Basic earnings (loss) per weighted average combined share	$0.05	($0.17)	$0.46

21.  SUBSEQUENT EVENTS:

Effective November 30, 2007, the Companies terminated the management contract for the Jack Frost National Golf Course with the prior management company, Golf Strategies, LLC.  After accepting and reviewing proposals from several golf course management companies, on December 15, 2007, the Companies entered into a golf course management contract with Billy Casper Golf, LLC.  The initial term of the contract commences on January 1, 2008 and terminates on December 31, 2010 and may be renewed for a subsequent three year term.

Report of Independent Registered Public Accounting Firm

To Shareholders of
Blue Ridge Real Estate Company
and Big Boulder Corporation:

We have audited the accompanying combined balance sheets of Blue Ridge Real Estate Company and subsidiaries and Big Boulder Corporation and subsidiaries (the “Companies”) as of October 31, 2007 and 2006, and the related combined statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended October 31, 2007. These financial statements are the responsibility of the Companies’ management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Blue Ridge Real Estate Company and subsidiaries and Big Boulder Corporation and subsidiaries as of October 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Note 1 to the combined financial statements, the Companies changed their method for recognizing and measuring compensation expense related to their non-qualified employee stock option plan.

As disclosed in Note 2 to the combined financial statements, the Companies adopted the provisions of the Statement of Financial Accounting Standards No. 158 (SFAS 158), Employer’s Accounting for Defined Benefit Pension and Other Post Retirement Plans, in 2007.

Parente Randolph, LLC

Wilkes-Barre, Pennsylvania

January 28, 2008