Form 10-K, Exhibit 13
period 2008-10-31
BLUE RIDGE REAL ESTATE CO
filed 2009-01-29
CIK 12779

Exhibit 13.1

PORTIONS OF 2008 ANNUAL REPORT TO SHAREHOLDERS

FINANCIAL SECTION

Page

Quarterly Financial Information (Unaudited)

2

Stock and Dividend Information

3

Management’s Discussion and Analysis of Financial Condition and Results of Operations

4

Combined Balance Sheets

14

Combined Statements of Operations

15

Combined Statements of Changes in Shareholders’ Equity

17

Combined Statements of Cash Flows

19

Notes to Consolidated Financial Statements

20

Report of Independent Registered Public Accounting Firm

39

QUARTERLY FINANCIAL INFORMATION (Unaudited)

      The results of operations for each of the quarters in the last two years are presented below.

	1st	2nd	3rd	4th	Total
Year ended 10/31/08
Operating revenues	$2,249,752	$2,456,096	$2,666,832	$2,785,433	$10,158,113
Operating loss	(396,137)	(331,278)	(279,099)	(185,882)	(1,192,396)
Net loss	(385,496)	(322,300)	(293,740)	(284,094)	(1,285,630)
Net loss per weighted average combined share	($0.16)	($0.13)	($0.12)	($0.11)	($0.52)

	1st	2nd	3rd	4th	Total
Year ended 10/31/07
Operating revenues	$5,927,222	$3,128,907	$2,743,854	$3,785,979	$15,585,962
Operating profit (loss)	1,043,154	17,772	(282,973)	316,842	1,094,795
Net income from discontinued operations	52,618	0	0	0	52,618
Net income (loss)	594,025	(126,839)	(249,739)	(31,220)	186,227
Net income (loss) before discontinued operations per weighted average combined share	$0.22	($0.05)	($0.10)	($0.02)	$0.05
Net income (loss) per weighted average combined share	$0.24	($0.05)	($0.10)	($0.01)	$0.08

     The quarterly results of operations reflect the cyclical nature of the Companies' business since land dispositions occur sporadically and do not follow any pattern during the fiscal year.

STOCK AND DIVIDEND INFORMATION

Market Price of Common Stock

   Our common stock is quoted on the OTC Bulletin Board under the symbol “BLRGZ.”  There has been a limited and sporadic trading market for our common stock.  However, our management does not believe such limited activity constitutes an established public trading market.  As of January 28, 2009, we had 423 holders of record of our common stock.

   The following sets forth the high asked and low bid price quotations as reported on the monthly statistical reports of the National Association of Securities Dealers, Inc. for Fiscal 2008 and 2007. No dividends were paid on common stock in either period.

Fiscal Year 2008

HIGH

LOW

ASKED

BID

First Quarter

34.00

28.00

Second Quarter

28.00

19.00

Third Quarter

24.00

17.60

Fourth Quarter

19.50

12.00

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Since the early 1980s, we have developed five residential communities in close proximity to our Jack Frost Mountain and Big Boulder Ski Area resorts.  Our resorts are located in the Pocono Mountains of Pennsylvania, an area which offers year-round regional tourist appeal and a quiet, relaxing vacation environment.

We own 16,920 acres of land in Northeastern Pennsylvania along with 13 acres in other states.  Of these land holdings, we have designated 4,971 acres as held for development.  It is expected that all of our planned developments will be subdivided and sold as parcels of land, while others will be developed into single and multi-family housing.

We believe the real estate market in the Pocono Mountains continues to offer an attractive investment alternative for buyers seeking a second home in a resort community.  We believe this is partially attributable to current moderate mortgage interest rates and a challenging economy that may be facilitating more regional tourist destinations.

We are constructing Phase I and II of the Laurelwoods Community of single family and multi-family homes and a condominium project known as Boulder Lake Village.  Plans to develop residential communities near Jack Frost and Big Boulder ski resorts are in place in anticipation of an economic recovery.  This is part of a comprehensive plan for our “core land” development in and around our two ski areas.  We are very cautious, in the unpredictable housing market, not to commence any residential developments until the market stabilizes.

For the fiscal year ended October 31, 2009, or Fiscal 2009, we intend to continue selective sales of land, some of which may be treated as Section 1031 tax deferred exchanges under the Internal Revenue Code.  We are also taking various steps to attract new home and land sale customers.  For example, purchasers who want to purchase newly constructed single family homes in our Laurelwoods II community development and can make a down payment of at least 20%, have the option of financing their mortgage through Big Boulder Corporation with interest only payments for five years.  We are also offering to the purchasers of the Laurelwoods II single family and duplex townhomes $8,000 toward the payment of such purchaser’s closing costs (excluding new construction), prepaid dues for a one year membership with the Lake Mountain Club and complimentary passes to the Jack Frost National Golf Course.  We are also offering to pay six months of homeowner’s association fees on behalf of any current homeowner in the Blue Heron, Midlake Condominium, Laurelwoods Community and Snow Ridge Village developments that provide a purchaser referral which results in the sale of a Laurelwoods II single family home. We have instituted discount price incentives for the 18 units to be sold in Building J of the Boulder Lake Village condominiums.  For the first six units sold, a 3% discount will apply, for the next six units sold, a 2% discount will apply, and for the final six units sold, a 1% discount will apply.  We are also offering financing opportunities for the purchase of selected tracts of land.

We also continue to generate revenue through the selective timbering of our land.  We rely on the advice of our forester, who is engaged on a consulting basis, for the timing and selection of certain parcels for timbering whereby significant attention is given to protecting the environment and retaining the value of these parcels for future timber harvests.  Our forester is in the process of updating the inventory of our timber resources to aid in land valuations so that we will have more current valuation information before entering into future timber agreements.

The Jack Frost National Golf Course opened in the spring of 2007.  The golf course is managed by Billy Casper Golf, LLC, a nationally-recognized golf course management company.

Plans are in place for a community surrounding the Jack Frost National Golf Course.  This community is expected to be comprised of single family homes and multi-family units, as well as golf club amenities and the necessary infrastructure.

We also intend to advertise certain subdivisions for sale to recognized land developers in order to facilitate the market for housing and to reduce the inherent risk associated with any land development.

We operate Jack Frost-Big Boulder Real Estate, which is located in Lake Harmony, Pennsylvania and which markets new and previously owned homes in and around the Jack Frost Mountain and Big Boulder Ski Areas, primarily to buyers seeking a second home.

As a result of the Companies’ focus on real estate activities, we present our balance sheet in an unclassified presentation using the alternate format in order to reflect our assets and liabilities in order of their importance.

Recent Developments

On September 30, 2008 the Companies sold a 46.6 acre parcel of land near the Francis E. Walter Reservoir road in Kidder Township, Carbon County for a sale price of $466,880.

On December 1, 2008 the Companies entered into a lease agreement with Boulder View Tavern, Inc. to lease the restaurant located near the entrance to Big Boulder Lake and Ski Area.  The term of the lease is five years with two five year renewal options.

The Companies have reviewed a study by Penn Environmental and Remediation, Inc. regarding the potential for natural gas resources on company-owned land.  Management is currently evaluating options and the market feasibility of natural gas.

During Fiscal 2008, construction progressed on Phase II of the Laurelwoods II community.  Phase II of the Laurelwoods II community has municipal approval for the construction of 44 duplex and 22 single units.  Construction on four of the duplex buildings, comprised of eight units, has been completed.  Three units have been sold and five are in inventory.

Infrastructure improvements for Boulder Lake Village are complete and municipal approval to construct 144 condominium units is in place.   Construction of “Building J” in Boulder Lake Village, which is comprised of 18 condominium units, has been substantially completed.  On December 29, 2008, the first unit was sold.  17 condominium units are in inventory.

Due to the recent decline in the housing market nationwide, the Companies continue to monitor the progress of residential home sales within the northeast region and are moving ahead cautiously with real estate operations.

The Companies continue to research income producing investment properties for potential acquisition.

Critical Accounting Policies and Significant Judgments and Estimates

We have identified the most critical accounting policies upon which our financial status depends.  The critical policies and estimates were determined by considering accounting policies that involve the most complex or subjective decisions or assessments.  The most critical accounting policies identified relate to deferred tax assets and liabilities, net investment in direct financing leases, the valuation of land development costs and long-lived assets, and revenue recognition.

Revenues are derived from a wide variety of sources, including sales of real estate, management of investment properties, home construction, property management services, golf activities, timbering and leasing activities.  Revenues are recognized as services are performed, except as noted below.

Timbering revenues from stumpage contracts are recognized at the time a stumpage contract is signed in accordance with Staff Accounting Bulletin No. 104 – Revenue Recognition, or SAB 104.  At the time a stumpage contract is signed, the risk of ownership is passed to the buyer at a fixed, determinable cost.  Reasonable assurance of collectibility is determined by the date of signing, and at that time, the obligations of the Companies’ are satisfied.  Therefore, full accrual recognition at the time of contract execution is appropriate under SAB 104 guidance.

We recognize income on the disposition of real estate in accordance with the provisions of Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate," or SFAS 66, using the full accrual method.  The full accrual method is appropriate at closing when the sales contract has been signed, the buyer has arranged permanent financing and the risks and rewards associated with ownership have been transferred to the buyer.  In the few instances that the Companies finance the sale, more than 20% down payment is required from the buyers.  The remaining financed purchase price is not subject to subordination.  Down payments of less than 20% are accounted for as deposits as required by SFAS 66.

The costs of developing land for resale as resort homes and the costs of constructing certain related amenities are allocated to the specific parcels to which the costs relate. Such costs, as well as the costs of construction of the resort homes, are charged to operations as sales occur. Land held for resale and resort homes under construction are stated at lower of cost or market.

We recognize revenue on custom home construction in accordance with SFAS 66.  Under the provisions of SFAS 66, revenues and costs are recognized using the percentage of completion method of accounting when construction is beyond the preliminary stage, the buyer is committed and may only require a refund in the event of non-delivery, if the sales proceeds are collectible and if the aggregate sales proceeds and the total cost of the project can be reasonably estimated.  Total estimated revenues and construction costs are reviewed periodically, and any change is applied prospectively.

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

We have capitalized as the net investment in direct financing leases, the portion of the leased premises pertaining to Jack Frost Mountain and Big Boulder Ski Areas, which met the criteria for accounting for these transactions as direct financing leases.  The accounting was based on estimates and assumptions about the fair values and estimated useful lives of the leased properties, as well as, the collectibility of lease payments and recoverability of the unguaranteed residual value of the leased properties.  We will periodically review the net investment in direct financing leases for events or changes in circumstances that may impact collectibility, and recoverability of the unguaranteed residual value of leased properties.

We capitalize as land and land development costs, the original acquisition cost, direct construction and development costs, property taxes, interest incurred on costs related to land under development and other related costs (engineering, surveying, landscaping, etc.) until the property reaches its intended use.  The cost of sales for individual parcels of real estate or condominium units within a project is determined using the relative sales value method.  Revenue is recognized upon signing of the closing documents.  At closing, a binding contract is in effect, the buyer has arranged for permanent financing and the Companies are assured of payment in full.  Also at the time of closing, the risks and rewards associated with ownership have been transferred to the buyer.  Selling expenses are recorded when incurred.

Long-lived assets, namely properties, are recorded at cost. Depreciation and amortization is provided principally using the straight-line method over the estimated useful life of the asset. Upon sale or retirement of the asset, the cost and related accumulated depreciation are removed from the related accounts, and resulting gains or losses are reflected in income.

Interest, real estate taxes, and insurance costs, including those costs associated with holding unimproved land, are normally charged to expense as incurred. Interest cost incurred during construction of facilities is capitalized as part of the cost of such facilities. Maintenance and repairs are charged to expense, and major renewals and betterments are added to property accounts.

We review long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  In that event, we calculate the expected future net cash flows to be generated by the asset.  If those net future cash flows are less than the carrying value of the asset, an impairment loss is recognized in operating income.  The impairment loss is the difference between the carrying value and the fair value of the asset.  The impairment loss is recognized in the period incurred.

Deferred income consists of dues, rents and deposits on land or home sales. Rents that are not yet earned are related to our commercial properties that have been paid in advance, and dues are related to memberships in our hunting and fishing clubs and golf course memberships paid in advance. We recognize revenue related to the hunting and fishing clubs and golf course memberships over the one-year period that the dues cover.  We recognize revenue related to the fishing club over a five month period, from May through September, and the golf course over a seven month period, April through October.  Deposits are required on land and home sales.

The Companies sponsor a defined benefit pension plan as detailed in footnote 9.  The accounting for pension benefits is determined by specialized accounting and actuarial methods using numerous estimates, including discount rates, expected long-term investment returns on plan assets, employee turnover, mortality and retirement ages, and future salary increases.  Changes in these key assumptions can have a significant effect on the pension plan’s impact on the Companies’ financial statements.  We engage the services of an independent actuary and investment consultant to assist us in determining these assumptions and in the calculation of pension income.  The plan is currently underfunded and accordingly the Companies have made contributions of $467,392 and $444,494 in fiscal 2008 and 2007, respectively.  The Companies expect to contribute $533,483 to the pension plan in fiscal 2009.  The Companies also have in place a 401K pension plan available to all full time employees which is totally funded by employee contributions.

Effective for the quarter ended January 31, 2006 and thereafter, the Companies adopted SFAS No. 123R, “Share-Based Payment”, in accounting for its employee stock options.  SFAS No. 123R requires the Companies to recognize as compensation expense an amount equal to the grant date fair value of the stock options issued over the required service period.  Compensation cost was measured using the modified prospective approach provided under SFAS No. 123R.

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

Results of Operations

FISCAL 2008 VERSUS FISCAL 2007

Net Income

   For Fiscal 2008, we reported a net loss of $1,285,630, or ($.52) per combined share, as compared with a net income of $186,227, or $.08 per combined share for Fiscal 2007.

Revenues

   Combined revenue of $10,158,113 represents a decrease of $5,427,849, or 35%, compared to $15,585,962 for Fiscal 2007.   Real Estate Management Operations/Rental Operations revenue decreased $2,399,833, or 25%, compared to Fiscal 2007.   Summer Recreation Operations increased $48,986, or 8%.  Land Resource Management revenue decreased $3,077,002, or 58%.

Real Estate Management/Rental Operations

   The Real Estate Management Operations/Rental Operations had revenue of $7,295,283 in Fiscal 2008 as compared to $9,695,116 in Fiscal 2007, which resulted in a decrease of $2,399,833, or 25%. This was primarily attributable to a decrease in new home construction revenue resulting from a downturn in the housing market regionally and nationwide.

For Fiscal 2008, there were eight new homes under construction as compared to 25 new homes under construction in Fiscal 2007. As a result of the decreased sale of new homes, effective July 1, 2008, management stopped accepting new construction contracts.  Existing contracts for new home construction are in the process of being completed.

Summer Recreation Operations

   In Fiscal 2008, Summer Recreation Operations had revenue of $629,314 as compared to $580,328 for Fiscal 2007, which represents an increase of $48,986. This increase is attributable to operating revenues of the Jack Frost National Golf Course. Operating revenue for Fiscal 2008 was $550,219 as compared to $330,541 for Fiscal 2007, an increase of $219,678, or 66%. Green and cart fees for Fiscal 2008 were $457,886 compared to $293,593, an increase of $164,293, or 56%.  Retail revenue for Fiscal 2008 was $46,066 compared to $21,082 for Fiscal 2007, an increase of $24,984, or 118%. Food & beverage revenue for Fiscal 2008 was $46,180 compared to $15,867 for Fiscal 2007, an increase of $30,313, or 191%. These increases were offset by a reduction in membership revenue.  Membership revenue for Fiscal 2008 was $79,095 compared to $249,787 in Fiscal 2007, a decrease of $170,692, or 68%. Initial Charter membership initiation fees were recognized as revenue In Fiscal 2007, the golf course’s inaugural season.

Land Resource Management

   In Fiscal 2008, Land Resource Management had revenue of $2,233,516 compared to $5,310,518 for Fiscal 2007, a decrease of $3,077,002, or 58%. This is primarily attributable to a weakened housing market. In Fiscal 2008, sales of 50 acres of land and two investment resort properties generated revenues of $1,279,728, compared to Fiscal 2007 when sales of 41 acres of land, two commercial investment properties and one investment resort property generated $2,120,167 in revenue. This represents a decrease of $840,439, or 40%.  Real Estate Development revenue in Fiscal 2008 was $703,788 compared to $2,653,429 of revenue recognized in Fiscal 2007, a decrease of $1,949,641, or 73%. This decrease was the result of fewer new home sales in the Laurelwoods II residential development.  Approximately 5% of our 16,933 acres have been marked for timbering.  The Companies’ continue to engage the services of a forester on a consulting basis to generate a long-term plan of managed timbering that will pay significant attention to protecting the environment and retaining the value of the land. In Fiscal 2008, timber sales were $250,000, as compared to Fiscal 2007, which generated $536,922 of revenue, a decrease of $286,922, or 53%.

Operating Costs

   Real Estate Management/Rental Operations

   Operating costs associated with Real Estate Management Operations/Rental Operations for Fiscal 2008 were $6,514,022, as compared to $8,293,682 for Fiscal 2007, which represents a decrease of $1,779,660, or 21%. For Fiscal 2008 construction costs were $3,175,537 and operating expenses were $918,277 on eight housing starts as compared to Fiscal 2007’s construction costs of $4,684,472 and operating expenses of $1,216,949 on 13 housing starts, a decrease of $1,807,607, or 31%. These decreases were primarily attributable to the cost of construction (materials and supplies) for new and on-going new home construction ($1,508,817), advertising costs ($121,151) and sales expense ($116,868) related to new home construction.

   Summer Recreation Operations

   Operating costs associated with Summer Recreation Operations for Fiscal 2008 were $1,727,795 compared to $1,082,850 for Fiscal 2007, which represents an increase of $644,945, or 60%.  For Fiscal 2008, the Jack Frost National Golf Course had operating costs of $1,727,795 compared to $1,050,289 for Fiscal 2007. These increases were primarily related to salaries and wages ($178,400), repairs and maintenance ($142,329), advertising ($44,796), equipment rental ($40,615) and depreciation expense ($174,976).

   Land Resource Management

   Operating costs associated with Land Resource Management for Fiscal 2008 were $1,812,854 compared to $3,729,512 for Fiscal 2007, a decrease of $1,916,658, or 51%. This decrease is attributable to construction costs related to the single family residential units at Laurelwoods. Construction costs for Fiscal 2008 were $513,003 compared to $1,941,203 for Fiscal 2007, a decrease of $1,428,200, or 74%. For Fiscal 2008, two single family residential units were sold as compared to seven single family residential units sold in Fiscal 2007. The sales expenses also decreased $96,509, or 74%.  The cost of sales for land and buildings for Fiscal 2008 was $559,495 compared to $833,369 for Fiscal 2007, a decrease of $273,874 or 33%. This decrease was primarily due to a slow down of new home construction.

   General and Administration

   General and Administration costs for Fiscal 2008 were $1,241,027, as compared with $1,387,241 for Fiscal 2007, which represents a decease of $146,214, or 11%. This is primarily a result of reduced closing costs on financings and employee benefits related to stock option costs.

Other Income (Expense)

   Interest and Other Income was $320,215 in Fiscal 2008, as compared to $340,575 in Fiscal 2007, a decrease of $20,360.  The decrease is primarily attributable to a reduction of interest income from the net financing lease of the ski areas.

   Interest expense for Fiscal 2008 was $1,004,449, as compared to $1,035,761 for Fiscal 2007, a decrease of $31,312, or 3%. This was primarily due to reduced interest rates on the commercial investment properties of $165,913, offset by interest expense increases of $76,619 for the community trust services’ portion of the wastewater treatment plant expansion, $45,658 for real estate development and $12,324 for the Jack Frost National golf course temporary clubhouse facility.  The interest expense increases were primarily due to additional borrowings in the current year.

Tax Rate

   The effective tax rate credit for income taxes was 31% as compared to 62% in Fiscal 2007.  The rate is lower than what would be expected based on statutory rates due primarily to not recognizing a benefit for the state tax loss. The 62% tax rate in Fiscal 2007 is higher than would be expected based on statutory rates, due primarily to state income taxes, a true-up of prior year permanent differences, and a change in tax rates on opening deferred tax balances.

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

Real Estate Management/Rental Operations

   The Real Estate Management Operations/Rental Operations had revenue of $9,695,116 in Fiscal 2007 as compared to $9,479,276 in Fiscal 2006, which resulted in an increase of $215,840, or 2%. This was primarily attributable to an increase in rental operation revenue, an increase in new home construction revenue, offset by a decrease in our resort communities’ rental management program revenue. For fiscal 2007 the rental operations revenue was $2,641,205 as compared to $1,626,195 for an increase of $1,015,010 or 62%. This increased rental operation revenue was primarily the result of the acquisition of three commercial retail investment properties in the fourth quarter of Fiscal 2006. For Fiscal 2007 new home construction revenue was $5,935,442 as compared to $5,575,509 for Fiscal 2006 which resulted in an increase of $359,933 or 7%. The rental management program revenue for Fiscal 2007 was $1,373 as compared to $1,038,297 for Fiscal 2006 for a decrease of $1,036,924. This was the result of the leasing of our resort communities rental management program to a third party operator in the first quarter of Fiscal 2007.

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

Land Resource Management

   In Fiscal 2007, Land Resource Management had revenue of $5,310,518 as compared to $3,645,718 for Fiscal 2006, which represents an increase of $1,664,800, or 46%. In Fiscal 2007, sales of 41 acres of land, two commercial investment properties and one investment resort property generated revenues of $2,120,167, as compared to Fiscal 2006, when sales of 260 acres of land and one company-owned investment property generated $1,926,377 in revenue. This represents an increase of $193,370, or 10% for Fiscal 2007 as compared to Fiscal 2006. Real Estate Development revenue in Fiscal 2007 was $2,653,429 as compared to $1,513,670 revenue recognized in Fiscal 2006 for an increase of $1,139,489, or 75%. This increase was the result of the sale of seven single family homes for Fiscal 2007 as compared to the sale of four single family homes in Fiscal 2006 all of which were located in the Laurelwoods residential community. To date approximately 5% of our 16,983 acres have been marked for timbering. A forester has been engaged on a consulting basis to generate a long-term plan of managed timbering that will pay significant attention to protecting the environment and retaining the value of the land. In Fiscal 2007, timber sales were $536,922, as compared to Fiscal 2006, which generated $205,671 of revenue, an increase of $331,251.

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

Other Income (Expense)

   Interest and Other Income was $340,575 in Fiscal 2007, as compared to $65,395 in Fiscal 2006, an increase of $275,180. This increase is primarily attributable to interest income of $340,575 from the net financing lease of the ski areas of $310,071 and $36,767 from the financing of land sales.

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

Tax Rate

   The effective tax rate for Fiscal 2007 was 62% as compared to 36% in Fiscal 2006.  The 62% tax rate in Fiscal 2007 is higher than would be expected based on statutory rates, due primarily to state income taxes, a true-up of prior year permanent differences, and a change in tax rates on opening deferred tax balances.  The 36% effective tax rate in Fiscal 2006 is in line with what would be expected based on statutory rates.

Liquidity and Capital Resources:

   The Combined Statement of Cash Flows reflects net cash used in operating activities of $4,379,345 for Fiscal 2008, net cash used in operating activities of $2,832,359 for Fiscal 2007, versus net cash used in operating activities of $10,351,042 for Fiscal 2006.  The change in net cash used in operating activities for Fiscal 2008 was primarily the result of an approximate $1,500,000 fluctuation from net income to net loss.

   Material non-recurring cash items during the past three years include the sale of 46.7 acres in Kidder Township for $466,880 in Fiscal 2008;  the sale of the former Burger King property for $820,000, and the sale of the Blakeslee Corners property for $750,000 in Fiscal 2007; and the exchange of the Oxbridge Square Shopping Center for two Walgreen retail stores, the Jack in the Box restaurant, the Flower Fields Motel and an investment property located in the resort community at Jack Frost Mountain in Fiscal 2006, which resulted in cash proceeds of approximately $10,747,000.

   On December 11, 2006, the Companies entered into a Mortgage and Security Agreement and a $3,000,000 promissory note with State Farm F.S.B. The note is secured by a mortgage, which encumbers certain real property purchased on August 18, 2006, known as the Walgreens Store located in Dover Township, Ocean County, New Jersey.  The agreement was scheduled to mature on January 1, 2009.  On December 29, 2008, the Companies received a one year extension of the agreement which also included an interest adjustment to LIBOR plus 4.5%.  Interest only payments are due and payable monthly until January 1, 2010, at which time the principal is due.  The interest rate, calculated as LIBOR rate plus nine tenths of a percent (.90%), equaled 3.48% at October 31, 2008.

   On December 15, 2006, the Companies entered into a Mortgage and Security Agreement and a $4,000,000 promissory note with State Farm F.S.B. The note is secured by a mortgage, which encumbers certain real property purchased on October 31, 2006, known as the Walgreens Store located in White Bear Lake, Washington County, Minnesota.  The agreement was scheduled to mature on January 1, 2009.  On December 29, 2008, the Companies received a one year extension of the agreement which also included an interest adjustment to LIBOR plus 4.5%.  Interest only payments are due and payable monthly until January 1, 2010, at which time the principal is due.  The interest rate, calculated as LIBOR rate plus nine tenths of a percent (.90%), equaled 3.48% at October 31, 2008.

   On September 16, 2008, the Companies entered into a Mortgage Modification Loan Agreement for the $25,000,000 line of credit mortgage note with M&T Bank.  Under the terms of the agreement, the $6,000,000 construction sub-limit was increased to $7,900,000 and the $12,900,000 site-development sub-limit was decreased to $11,000,000.  The total amount available on the line of credit remained the same at $25,000,000.  Interest is due and payable on a monthly basis at a rate equal to LIBOR (as announced by the Wall Street Journal as of the first day of the calendar month) plus 2.5% which equaled 5.08% at October 31, 2008. The remaining principal and any accrued interest is due and payable on April 19, 2010.  The Companies are using $7,900,000 of this line of credit to fund construction of residential development projects.  At October 31, 2008, $6,056,980 was outstanding on this sub-limit and $425,920 has been paid down using the proceeds from the sale of three single family homes in Fiscal 2008.  A total of $11,000,000 of this line of credit is used to fund site development improvements for residential developments.  At October 31, 2008, $4,531,919 was outstanding on this sub-limit and $420,000 has been paid down using the proceeds of the sale of three single family homes and a one-time payment of $210,000 which was based upon single-family home sales in Fiscal 2007.  The remaining $6,100,000 of this line of credit is used to fund the expansion of the water and sewer systems at both Big Boulder and Jack Frost Mountain Ski Areas in order to accommodate the new construction.  At October 31, 2008, $2,461,510 was outstanding on the $6,100,000 sub-limit.  The term on this sub-limit is two years with interest only payments due until the maturity date after which time the Companies plan to seek a term mortgage note. The total principal amount outstanding under the line of credit will not exceed the lesser of (a) $25,000,000, or (b) 80% of the cost or appraised value of the units.

   There were no borrowings against the $5,000,000 line of credit in Fiscal 2008.  The rate of interest is equal to one half of one percentage point (0.50%) less than the prime rate, which equaled 3.5% at October 31, 2008.

   No change was made to the $3,100,000 million general operations line of credit with Manufacturers and Traders Trust Company. During Fiscal 2008 and 2007, we borrowed against the $3,100,000 line of credit in varying amounts with maximum amounts of $3,096,931 and $3,038,475 respectively.  The rate of interest is one percentage point less than the prime rate, which was equal to 3.00% at October 31, 2008.

   For Fiscal 2008, our major capital expenditures were for the construction of Building J in the Boulder Lake Village 144 unit condominium community at Big Boulder and construction of four duplex units in the Woodsbluff section of the Laurelwoods II subdivision at Big Boulder.

Contractual Obligations:	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Lines of Credit	$2,811,370	$2,811,370	$0	$0	$0
Long-Term Debt	28,298,675	271,232	20,986,716	588,253	6,452,474
Capital Leases	163,249	48,032	115,217	0	0
Purchase Obligations	845,791	845,791	0	0	0
Pension Contribution Obligations	533,482	533,482	0	0	0
Other Long-Term Obligations	0	0	0	0	0

Total Contractual Cash Obligations	$32,652,567	$4,509,907	$21,101,933	$588,253	$6,452,474

   Purchase obligations total $3,040,899 and consist of material contracts with multiple contractors all relating to real estate development.  Payments and adjustments made through October 31, 2008 total $2,195,108.

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

New Accounting Pronouncements:

   In September 2006, the FASB issued Statement of Financial Accounting standards No. 157 “Fair Value Measurements” or SFAS No. 157.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles in the United States (“GAAP”), and expands disclosures about fair value measurements.  SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements.  Accordingly, SFAS No. 157 does not require any new fair value measurements.  SFAS No. 157 is effective for our companies beginning November 1, 2008.  However, FSP 157-2 delays the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for non-financial assets and liabilities, except for those items that are recognized or disclosed at fair value on a recurring basis.  The Companies do not expect the adoption of SFAS No. 157 to have a material impact on the combined financial statements.

   In September 2006, the EITF issued EITF Issue No. 06-8, Applicability of the Assessment of a Buyer’s Continuing Investment under FAS No. 66 for the Sale of Condominiums, or EITF 06-8.  EITF 06-8 states that in assessing the collectibility of the sales price pursuant to paragraph 37(d) of FAS 66, an entity should evaluate the adequacy of the buyer’s initial and continuing investment to conclude that the sales price is collectible.  If an entity is unable to meet the criteria of paragraph 37, including an assessment of collectibility using the initial and continuing investment tests described in paragraphs 8-12 of FAS 66, then the entity should apply the deposit method as described in paragraphs 65-67 of FAS 66. EITF 06-8 is effective for the Company’s fiscal year beginning November 1, 2008.  The Companies are in the process of assessing the impact of EITF 06-8 on its combined financial statements, but believes that it will not have a material impact on the combined financial statements.

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

AND

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED BALANCE SHEETS

October 31, 2008 and 2007

ASSETS	10/31/08	10/31/07
Land and land development costs (4,971 and 4,973, respectively, acres per land ledger)	$23,952,717	$19,799,822
Land improvements, buildings & equipment, net	27,448,577	28,879,722
Land held for investment, (11,448 and 11,496, respectively, acres per land ledger)	8,194,827	7,934,830
Land held for recreation (514 acres per land ledger)	8,693,860	8,693,860
Net investment in direct financing leases	8,324,258	8,341,379
Cash and cash equivalents	225,083	189,702
Cash held in escrow	232,059	12,080
Prepaid expenses and other assets	1,430,068	1,645,131
Accounts receivable and mortgages receivable	532,167	584,600
	$79,033,616	$76,081,126

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES:
Debt	$31,273,294	$26,465,930
Accounts payable	1,264,556	1,415,543
Accrued liabilities	628,325	554,420
Deferred income	866,660	783,407
Amounts due to related parties	48,959	48,959
Deferred income taxes	6,750,000	7,625,000
Accrued pension expense	1,179,643	601,008
Total liabilities	42,011,437	37,494,267

Commitments and contingencies

COMBINED SHAREHOLDERS’ EQUITY:
Capital stock, without par value, stated value $0.30 per combined share, Blue Ridge and Big Boulder each authorized 3,000,000 shares, each issued 2,732,442	819,731	819,731
Capital in excess of stated value	19,785,264	19,659,430
Earnings retained in the business	19,197,058	20,482,688
Accumulated other comprehensive loss	(694,467)	(289,583)
	39,107,586	40,672,266
Less cost of 282,018 shares of capital stock in treasury	2,085,407	2,085,407
Total shareholders’ equity	37,022,179	38,586,859
	$79,033,616	$76,081,126

The accompanying notes are an integral part of the combined financial statements.

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

AND

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED STATEMENTS OF OPERATIONS

for the years ended October 31, 2008, 2007 and 2006

	10/31/08	10/31/07	10/31/06
Revenues:
Real estate management	$4,860,549	$7,140,631	$7,853,081
Summer recreation operations	629,314	580,328	204,626
Land resource management	2,233,516	5,310,518	3,645,718
Rental income	2,434,734	2,554,485	1,626,195
	10,158,113	15,585,962	13,329,620
Costs and expenses:
Real estate management	5,147,034	6,984,127	7,617,042
Summer recreation operations	1,727,795	1,082,850	225,666
Land resource management	1,812,854	3,729,512	2,299,621
Rental income	1,366,988	1,309,555	1,510,266
General and administration	1,241,027	1,387,241	1,649,388
Loss or (gain) on sale of assets	54,811	(2,118)	115,173
	11,350,509	14,491,167	13,417,156
Operating (loss) profit	(1,192,396)	1,094,795	(87,536)

Other income (expense):
Interest and other income	320,215	340,575	65,395
Interest expense (net of capitalized interest of
$561,591 in 2008, $531,444 in 2007 and $205,053 in 2006)	(1,004,449)	(1,035,761)	(632,387)
	(684,234)	(695,186)	(566,992)

(Loss) income from continuing operations before income taxes	(1,876,630)	399,609	(654,528)

(Credit) provision for income taxes:
Current	8,000	208,000	(146,000)
Deferred	(599,000)	58,000	(88,000)
	(591,000)	266,000	(234,000)

Net (loss) income before discontinued operations	(1,285,630)	133,609	(420,528)

Discontinued operations (including $5,236,479 gain on disposal in 2006)	0	86,618	5,330,608

Provision for income taxes on discontinued operations:
Current	0	34,000	146,000
Deferred	0	0	1,932,800
	0	34,000	2,078,800

Net income from discontinued operations	0	52,618	3,251,808

Net (loss) income	($1,285,630)	$186,227	$2,831,280

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

AND

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED STATEMENTS OF OPERATIONS

for the years ended October 31, 2008, 2007 and 2006

	10/31/08	10/31/07	10/31/06
Basic earnings per weighted average combined share:
Net (loss) income before discontinued operations	($0.52)	$0.05	($0.17)
Income from discontinued operations, net of tax	0.00	0.03	1.34

Net (loss) income	($0.52)	$0.08	$1.17

Diluted earnings per weighted average combined share
Net (loss) income before discontinued operations	($0.52)	$0.05	($0.17)
Income from discontinued operations, net of tax	0.00	0.03	1.33

Net (loss) income	($0.52)	$0.08	$1.16

The accompanying notes are an integral part of the combined financial statements.

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

AND

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

for the years ended October 31, 2008, 2007 and 2006

	Capital Stock (a)		Capital in Excess of Stated Par	Compensation Under Employee Stock Plans	Earnings Retained in the Business	Accumulated Other Comprehensive Loss	Capital Stock in Treasury(b)	Total
	Shares	Amount
Balances, October 31, 2005	2,667,042	$800,111	$17,337,329	$200,900	$17,465,181	($54,500)	($2,085,407)	$33,663,614

Comprehensive income:
Net income					2,831,280			2,831,280
Other comprehensive loss:
Additional minimum pension liability adjustment, net of deferred tax benefit of $45,000						(48,965)		(48,965)
Total Comprehensive Income								2,782,315
Reclassification of compensation recognized under employee stock plan			200,900	(200,900)				0

Compensation recognized under employee stock plan			381,218					381,218

Exercise of stock options	58,000	17,400	1,000,850					1,018,250
Balances, October 31, 2006	2,725,042	817,511	18,920,297	0	20,296,461	(103,465)	(2,085,407)	37,845,397

Comprehensive income:
Net income					186,227			186,227
Other comprehensive loss:

Additional minimum pension liability adjustment, net of deferred tax expense of $82,000						103,465		103,465

Cumulative effect of adoption of FAS 158, net of deferred tax benefit of $209,176						(289,583)		(289,583)
Total Comprehensive Income								109
Compensation recognized under employee stock plan			263,940					263,940

Excess tax benefit on exercise of employee stock options			225,813					225,813

Exercise of stock options	7,400	2,220	249,380					251,600
Balances, October 31, 2007	2,732,442	$819,731	$19,659,430	$0	$20,482,688	($289,583)	($2,085,407)	$38,586,859

COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (cont’d)

for the years ended October 31, 2008, 2007 and 2006

	Capital Stock (a)		Capital in Excess of Stated Par	Compensation Under Employee Stock Plans	Earnings Retained in the Business	Accumulated Other Comprehensive Loss	Capital Stock in Treasury(b)	Total
	Shares	Amount
Balances, October 31, 2007	2,732,442	$819,731	$19,659,430	$0	$20,482,688	($289,583)	($2,085,407)	$38,586,859
Comprehensive income:
Net loss					(1,285,630)			(1,285,630)
Other comprehensive loss:

Additional minimum pension liability adjustment, net of deferred tax expense of $276,000						(404,884)		(404,884)
Total Comprehensive Income								(1,690,514)
Compensation recognized under employee stock plan			125,834					125,834

Balances, October 31, 2008	2,732,442	$819,731	$19,785,264	$0	$19,197,058	($694,467)	($2,085,407)	$37,022,179

(a) Capital stock, at stated value of $.30 per combined share

(b) 282,018 shares held in treasury, at cost at October 31, 2008, 2007, and 2006

The accompanying notes are an integral part of the combined financial statements.

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

AND

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED STATEMENTS OF CASH FLOWS

for the years ended October 31, 2008, 2007 and 2006

	10/31/08	10/31/07	10/31/06
Cash Flows Used In Operating Activities:
Net (loss) income	($1,285,630)	$186,227	$2,831,280
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	1,408,313	1,178,614	1,081,235
Net book value of rental properties sold	483,121	168,589	0
Deferred income taxes	(599,000)	58,000	1,844,800
Loss (gain) on sale of assets	54,811	(2,118)	(5,121,306)
Compensation cost under employee stock plans	125,834	263,940	381,218
Changes in operating assets and liabilities:
Cash held in escrow	(219,979)	(12,080)	0
Accounts receivable and mortgages receivable	312,236	271,993	(171,408)
Prepaid expenses and other current assets	215,065	(347,997)	(160,732)
Land and land development costs	(4,778,039)	(3,443,389)	(10,900,334)
Accounts payable and accrued liabilities	(179,329)	(1,048,695)	(269,809)
Deferred income	83,252	(105,443)	134,014
Net cash used in operating activities	(4,379,345)	(2,832,359)	(10,351,042)
Cash Flows Used In Investing Activities:
Proceeds from sale of assets	81,725	2,650	10,834,272
Additions to properties	(491,481)	(1,723,544)	(16,138,780)
Payments received under direct financing leases	17,121	20,196	232,000
Net cash used in investing activities	(392,635)	(1,700,698)	(5,072,508)
Cash Flows Provided By Financing Activities:
Proceeds from debt	14,925,839	21,801,848	22,574,468
Payment of debt	(10,118,478)	(17,584,251)	(9,849,130)
Deferred financing costs	0	(125,993)	0
Proceeds from exercise of stock options	0	251,600	1,018,250
Excess tax benefit from exercised options	0	225,813	0
Net cash provided by financing activities	4,807,361	4,569,017	13,743,588
Net increase (decrease) in cash and cash equivalents	35,381	35,960	(1,679,962)
Cash and cash equivalents, beginning	189,702	153,742	1,833,704
Cash and cash equivalents, end	$225,083	$189,702	$153,742

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$1,585,222	$1,662,053	$1,047,936
Income taxes	$21,758	$69,529	$355,845

Supplemental disclosure of non-cash investing and financing activities:
Additions to property acquired through capital lease obligations	$0	$217,634	$0
Seller financed property additions	$0	$0	$3,844,380
Reclassification of golf course and other assets from land development costs to land held for recreation and land improvements, buildings and equipment	$400,969	$11,594,236	$0

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

Revenue Recognition:

   Revenues are derived from a wide variety of sources, including sales of real estate, management of investment properties, home construction, property management services, golf activities, timbering and leasing activities. Generally, revenues are recognized as services are performed, except as noted below.

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

Custom Home Construction:

   The Companies recognize revenue on custom home construction in accordance with Financial Accounting Standards Board (“FASB”) No. 66, “Accounting for Sales of Real Estate” (“SFAS 66”).  Under the provisions of SFAS No. 66, revenues and costs are recognized using the percentage of completion method of accounting when construction is beyond the preliminary stage, the buyer is committed to the extent of being unable to require a refund except for non-delivery, the sales proceeds are collectible and the aggregate sales proceeds and the total cost of the project can be reasonably estimated.  Total estimated revenues and construction costs are reviewed periodically, and the effects of revisions are reflected in the combined financial statements in the period in which the revisions are determined.

Land and Land Development Costs:

   The Companies capitalize as land and land development costs, the original acquisition cost, direct construction and development costs, property taxes, interest incurred on costs related to land under development and other related costs (engineering, surveying, landscaping, etc.) until the property reaches its intended use.  The cost of sales for individual parcels of real estate or condominium units within a project is determined using the relative sales value method.  Revenue is recognized upon signing closing documents.   At closing a binding contract is in effect, the buyer has arranged for permanent financing and the Companies are assured of payment in full.  Also at this time, the risks and rewards associated with ownership have been transferred to the buyer.  Selling expenses are recorded when incurred.

Accounts and Mortgages Receivable:

   Accounts receivable are reported at net realizable value.  Accounts are written off when they are determined to be uncollectible based upon management’s assessment of individual accounts.  An allowance for doubtful accounts, if deemed necessary, is estimated based upon a review of individual accounts.  The allowance amount was $0 at October 31, 2008 and 2007.

   The Companies account for mortgages receivable on a cost basis.  Interest income is recorded on a monthly basis.  Late payment fees are charged on overdue payments.  Mortgages receivable are evaluated at origination and monitored on an ongoing basis for credit worthiness.  Mortgages receivable are considered fully collectible by management and accordingly no allowance for losses is considered necessary.  Any mortgage 90 days past due is reviewed by management for collectibility.  Mortgages receivables were $226,570 and $250,864 at October 31, 2008 and 2007, respectively.

Land Improvements, Buildings, Equipment and Depreciation:

   Land improvements, buildings and equipment are stated at cost. Depreciation, including amortization of equipment under capital lease is provided principally using the straight-line method over the following years:

Land improvements

 10-30

Buildings and improvements

   3-40

Equipment and furnishings

   3-20

   Upon sale or retirement of depreciable property, the cost and related accumulated depreciation are removed from the related accounts, and resulting gains or losses are reflected in income.

   Interest, real estate taxes, and insurance costs, including those costs associated with holding unimproved land, are charged to expense as incurred. Interest cost incurred during construction of facilities is capitalized as part of the cost of such facilities.

   Maintenance and repairs are charged to expense, and major renewals and betterments are added to property accounts.

   The Companies review their long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  In that event, the Companies calculate the expected future net cash flows to be generated by the asset.  If those net future cash flows are less than the carrying value of the asset, an impairment loss is recognized in operating income.  The impairment loss is the difference between the carrying value and the fair value of the asset.  The impairment loss is recognized in the period incurred.

Deferred Income:

   Deferred income consists of dues, rents and deposits on land or home sales. Rents that are not yet earned relate to the Companies’ commercial properties that have been paid in advance, and dues are related to memberships in the Companies’ hunting and fishing clubs and golf club memberships paid in advance. The Companies recognize revenue related to the hunting and fishing clubs and golf course memberships over the period that the dues cover.  The Companies’ recognize revenue related to the fishing club over a five month period, May through September, and the golf course over a seven month period, April through October.  Deposits are required on land and home sales.

   Also included in deferred income is a reimbursement from the Pennsylvania Department of Transportation for the cost of a sewer line.  Income will be recognized over the depreciation period.  This sewer line has not yet been placed in service.

Comprehensive Income:

   For the year ended October 31, 2008, or Fiscal 2008, the fiscal year ended October 31, 2007, or Fiscal 2007, and the fiscal year ended October 31, 2006, or Fiscal 2006, the Companies’ comprehensive income differs from net income due to changes in the funded status of the Companies’ defined benefit pension plan (see Note 9).  The Companies have elected to disclose comprehensive income in its Combined Statements of Changes in Shareholders’ Equity.

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

   The Companies adopted FASB Interpretation No.48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 109, Accounting for Income Taxes (“FIN 48”) as of the quarter ended January 31, 2008. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, by defining a criterion that an individual tax position must meet for any part of the position to be recognized in an enterprise’s financial statements. The interpretation requires a review of all tax positions accounted for in accordance with FASB Statement No. 109 and applies a “more-likely-than-not” recognition threshold. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon the ultimate settlement with the taxing authority that has full knowledge of all relevant information. As of November 1, 2007, the adoption of FIN 48 has had no impact on the Companies’ combined financial statements.

Investment in Direct Financing Leases:

   The Companies’ have capitalized as the net investment in direct financing leases, that portion of the leased premises pertaining to Jack Frost Mountain and Big Boulder ski areas, which met the criteria for accounting for these lease transactions as direct financing leases.  The accounting was based on estimates and assumptions about the fair values and estimated useful lives of the leased properties, as well as the collectibility of lease payments and recoverability of the unguaranteed residual value of the leased properties.  Management periodically reviews the net investment in direct financing leases for events or changes in circumstances that may impact collectibility, and recoverability of the unguaranteed residual value of leased properties.

Advertising Costs:

  Advertising costs are primarily related to new home construction, real estate development and golf course operation.  Advertising costs are expensed when incurred and the advertising expense for Fiscal 2008, 2007 and Fiscal 2006 was $312,758, $413,604, and $379,927 respectively.

Use of Estimates and Assumptions:

  The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the combined financial statements in the period in which the revisions are determined.

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

Business Segments:

   The Companies currently operate in three business segments, which consist of Real Estate Management/Rental Operations, Summer Recreational Operations and Land Resource Management segments.  The Companies previously operated in four business segments, the fourth being Ski Operation.  However, on December 1, 2005, the Companies entered into a 28 year lease for the Jack Frost Mountain Ski Area and Big Boulder Ski Area with JFBB Ski Areas Inc., an affiliate of Peak Resorts, both unaffiliated parties.  Pursuant to the lease, JFBB Ski Areas will operate the ski areas and will make monthly lease payments during the ski season.  This resulted in the termination of the Ski Operations business segment, reducing the number of business segments from four to three.  Financial information about our segments can be found in Note 15.

Stock Compensation:

   Effective for the quarter ended January 31, 2006 and thereafter, the Companies adopted SFAS No. 123R, “Share-Based Payment”, in accounting for its employee stock options.  SFAS No. 123R requires the Companies to recognize as compensation expense an amount equal to the grant date fair value of the stock options issued over the required service period.  Compensation cost was measured using the modified prospective approach provided under SFAS No. 123R.

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

Reclassification:

   Certain amounts in the Fiscal 2007 and Fiscal 2006 combined financial statements have been reclassified to conform to the Fiscal 2008 presentation.

New Accounting Pronouncements:

   In September 2006, the FASB issued Statement of Financial Accounting standards No. 157 “Fair Value Measurements” (“SFAS No. 157”).  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles in the United States (“GAAP”), and expands disclosures about fair value measurements.  SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements.  Accordingly, SFAS No. 157 does not require any new fair value measurements.  SFAS No. 157 is effective for our companies beginning November 1, 2008.  However, FSP 157-2 delays the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for non-financial assets and liabilities, except for those items that are recognized or disclosed at fair value on a recurring basis.  The Companies do not expect the adoption of SFAS No. 157 to have a material impact on the combined financial statements.

   In September 2006, the EITF issued EITF Issue No. 06-8, Applicability of the Assessment of a Buyer’s Continuing Investment under FAS No. 66 for the Sale of Condominiums (“EITF 06-8”). EITF 06-8 states that in assessing the collectibility of the sales price pursuant to paragraph 37(d) of FAS 66, an entity should evaluate the adequacy of the buyer’s initial and continuing investment to conclude that the sales price is collectible. If an entity is unable to meet the criteria of paragraph 37, including an assessment of collectibility using the initial and continuing investment tests described in paragraphs 8-12 of FAS 66, then the entity should apply the deposit method as described in paragraphs 65-67 of FAS 66. EITF 06-8 is effective for the Company’s fiscal year beginning November 1, 2008.  The Companies are in the process of assessing the impact of EITF 06-8 on its combined financial statements, but believes that it will not have a material impact on the combined financial statements.

2.  CHANGE IN ACCOUNTING PRINCIPLE:

   In 2007, the Companies adopted Financial Accounting Standards Board (FASB), Statement of Financial Accounting Standards No. 158 (SFAS 158), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”  SFAS 158 requires, among other things, that an employer recognize the funded status of a defined benefit pension plan in its balance sheet. The funded status is measured as the difference between plan assets at fair value and the projected benefit obligation. SFAS 158 also requires the measurement of plan assets and obligations as of the employers’ fiscal year end, for which the Companies already comply.

   The Companies implemented the recognition and disclosure provisions of SFAS 158 as of October 31, 2007. The incremental effects of adopting SFAS 158 on individual line items in the consolidated balance sheet were to increase accrued pension expense by $498,759, to decrease deferred tax liabilities by $209,176, and to increase accumulated other comprehensive loss and decrease total stockholders’ equity by $289,583 as of October 31, 2007.

3.  DISCONTINUED OPERATIONS:

   On June 16, 2006, the Oxbridge Square shopping center was sold as a Section 1031 tax deferred exchange and as a result the operating activity for Fiscal 2007 and Fiscal 2006 is being reported as a discontinued operation.  The operating results of the Oxbridge Square shopping center were previously reported in the Rental Income segment of the combined statement of operations.  At October 31, 2007, there were no remaining assets or liabilities related to the Oxbridge Square shopping center.

   On December 1, 2005, the Companies entered into a long term lease agreement with JFBB Ski Areas, Inc., an affiliate of Peak Resorts (the “Lessee”), an unrelated third party, whereby the Lessee will operate and maintain the two ski resorts.  As a result, the Companies have reported the activity for the year ending October 31, 2006 as a discontinued operation.

   Operating results, including interest expense incurred, of the discontinued operations in Fiscal 2007 and 2006 are as follows:

	2007	2006
Revenues:
Oxbridge Square	$86,720	$844,426
Ski	0	0
Total Revenue	86,720	844,426

Expenses (excluding interest):
Oxbridge Square	102	290,965
Ski	0	279,938
Total Expenses	102	570,903

Interest (calculated on debt related to the property):
Oxbridge Square	0	179,393
Ski	0	0
Total Interest	0	179,393

Gain on Disposal:
Oxbridge Square	0	5,236,478

Income from discontinued operations before income taxes	$86,618	$5,330,608

4.  CONDENSED FINANCIAL INFORMATION:

   Condensed financial information of Blue Ridge and its subsidiaries and Big Boulder and its subsidiaries, at October 31, 2008, 2007 and 2006 and for each of the years then ended is as follows:

	Blue Ridge and Subsidiaries

	10/31/08	10/31/07	10/31/06
FINANCIAL POSITION:
Total assets	$57,999,742	$59,410,723	$55,431,276
Total liabilities	34,928,144	34,896,681	31,266,580
Shareholders' equity	23,071,597	24,514,042	24,164,696
OPERATIONS:
Revenues	8,931,306	12,522,279	10,924,521
(Loss) income from continuing operations and before taxes	(1,717,393)	393,175	(613,563)
(Credit) provision for income taxes	(554,000)	200,882	(219,366)
Net income from discontinued operations	0	52,618	3,345,830
Net (loss) income	($1,163,393)	$244,911	$2,951,633

	Big Boulder and Subsidiaries

	10/31/08	10/31/07	10/31/06
FINANCIAL POSITION:
Total assets	$21,033,874	$16,670,403	$16,383,178
Total liabilities	7,083,293	2,597,586	2,702,477
Shareholders' equity	13,950,582	14,072,817	13,680,701
OPERATIONS:
Revenues	1,226,807	3,063,683	2,405,099
(Loss) income from continuing operations and before taxes	(159,237)	6,434	(40,965)
(Credit) provision for income taxes	(37,000)	65,118	(14,634)
Net loss from discontinued operations	0	0	(94,022)
Net loss	($122,237)	($58,684)	($120,353)

5.  LAND AND LAND DEVELOPMENT COSTS:

   Land and land development costs consists of the following:

	10/31/2008	10/31/2007
Land unimproved designated for development	$461,186	$596,931
Golf course development	0	387,402
Residential development	10,027,041	5,755,379
Infrastructure development	13,464,490	13,060,110
	$23,952,717	$19,799,822

The decrease in Land unimproved designated for development was due to the sale of two lots.

The decrease in golf course development was the result of the reclassification of costs to land improvements and equipment upon completion of the installation of landscaping and an irrigation system at the Jack Frost National Golf Course.

The increase in residential development was primarily due to construction costs associated with the Woodsbluff Court duplex units ($1,025,000) located in the Laurelwoods II residential community and with the Boulder Lake Village condominium project ($3,825,000) located on Big Boulder Lake.  This increase was partially offset by the sale of 2 single-family units on Longview Drive in the Laurelwoods II residential community ($570,000).

The increase in Infrastructure development is due to a number of on-going projects, most notably the subdivision at Jack Frost National Golf Course ($260,000); the Lake Shore development at Big Boulder ($240,000); and Phase II of the River Road development ($105,000).  This increase was offset by the completion of a number of site improvements at projects that are now in the residential development phase, mainly the FE Walter Dam project ($110,000) and the Jack Frost Mountain sewer upgrade ($115,000).

6.  LAND:

	10/31/2008	10/31/2007
Land held for investment
Land – Unimproved	$2,018,687	$1,752,679
Land – Commercial rental properties	6,176,140	6,182,151
	$8,194,827	$7,934,830

Land held for recreation
Land – Golf course	$8,656,154	$8,656,154
Land – Ski areas	37,706	37,706
	$8,693,860	$8,693,860

   During Fiscal 2007 when the golf course opened for operation, we reclassified both golf course and ski areas land from “Land held for investment” to “Land held for recreation” to better reflect the Companies’ business operations.

7.  DEBT:

Debt as of October 31, 2008 and 2007 consists of the following:

	10/31/08	10/31/07
Mortgage note payable to insurance company, interest fixed at 10.5% payable in monthly installments of $15,351 including interest through December 2013	$732,149	$833,618

Mortgage notes payable to bank, interest at LIBOR plus .9% (3.48% at October 31, 2008.) Interest-only monthly payments through January 2010.	7,000,000	7,000,000

Mortgage notes payable to bank, interest at the bank’s prime rate (4.00% at October 31, 2008) payable in monthly installments of $3,198 through January 2015.	233,449	388,737

Mortgage note payable to bank, interest fixed at 5.59% payable in monthly installments of $44,156 including interest through July 2035.	7,282,667	7,395,148

Construction, site development, and water/sewer expansion line of credit mortgage note payable to bank, interest payable monthly at LIBOR plus 2.5% (5.08% at October 31, 2008) principal payable at the closing of each unit within the development through April 2010.	13,050,410	8,276,533

Revolving line of credit payable to bank, interest at the bank’s prime rate less 1.0% (3.00% at October 31, 2008) payable on demand.	2,811,370	2,359,392

Capital lease obligation payable to bank, interest fixed at 6.48%, payable in 48 monthly installments of $5,131 including interest through October 2011.	163,249	212,502
	$31,273,294	$26,465,930

   The Companies have three lines of credit with Manufacturers and Traders Trust Company (the “Bank”) totaling $33,100,000.  The lines are as follows:  a $25,000,000 line of credit mortgage note with sub-limits for construction, site development, and water/sewer expansion; a $5,000,000 line of credit for real estate transactions; and a $3,100,000 revolving line of credit for general operations.

   During Fiscal 2008, the site-development sub-limit decreased from $12,900,000 to $11,000,000.  The construction sub-limit increased from $6,000,000 to $7,900,000.  The $6,100,000 water and sewer sub-limit remained the same.  At October 31, 2008 the Companies had utilized $13,050,410 of this line which bears interest at LIBOR plus 2.5% (5.08% at October 31, 2008).

   The real estate line of credit bears interest at .50% less than the prime rate (3.50% at October 31, 2008).  At October 31, 2008, the Companies had not utilized any of the real estate line of credit.

   At October 31, 2008 Blue Ridge had utilized $2,811,370 of the general line of credit, aggregating $3,100,000 which is an on demand line with no expiration date. The general line of credit bears interest at 1% less than the prime rate (3.00% at October 31, 2008).

   The weighted average interest rate for the years ended October 31, 2008 and 2007 were 5.10% and 7.42%, respectively.  The loan agreements require, among other things, that the Companies comply with covenants of consolidated debt to worth, debt service coverage and tangible net worth.  The Companies have not met the required debt service coverage ratio at October 31, 2008 and 2007 and have obtained a waiver from the bank for this covenant.

  The site development sub-limit agreement enables the Companies to issue letters of credit in amounts up to $11,000,000.  During the fiscal year ended October 31, 2005, or Fiscal 2005, the Bank agreed to issue, on the Companies’ behalf, an irrevocable standby Letter of Credit to Kidder Township for the purpose of guaranteeing, as required by Kidder Township, completion of the infrastructure improvements to the Boulder Lake Village premises.  On September 12, 2005 the letter of credit was issued in the amount of $3,831,594.  As of October 31, 2008, the Companies have utilized $2,628,657 of the site development sub-limit and the net balance of the letter of credit was $1,202,937.  The amount available on the site development sub-limit as of October 31, 2008 was $5,265,144.

   During Fiscal 2007 the Companies entered into a letter of credit with the Bank.  The Bank agreed to issue, on the Companies’ behalf, an irrevocable standby Letter of Credit to Kidder Township in amount not to exceed $78,316 for the purpose of guaranteeing completion of the Jack Frost National site development for the temporary clubhouse.  On April 3, 2008 Kidder Township released the original letter of credit back to the Bank and the Companies had utilized $66,656 of the letter of credit.  The Letter of Credit was part of, and reduced availability under the $3,100,000 general operating line of credit.

   The Companies have two mortgage and security agreements with State Farm F.S.B. totaling $7,000,000.  The $3,000,000 mortgage encumbers certain real property known as the Walgreens store located in Tom’s River, NJ.  The $4,000,000 mortgage encumbers certain real property known as the Walgreens store located in White Bear, MN.  At October 31, 2008 the agreements were scheduled to mature on January 1, 2009.  On December 29, 2008, the Companies received a one year extension of the agreements, which will mature on January 1, 2010, at which time the principal is due.  The agreements bear interest at LIBOR plus .9% (3.48% at October 31, 2008).

   The Companies have a capital lease agreement with the Bank for a modular Pro Shop at Jack Frost National Golf Course.  The capital lease is payable in 48 monthly installments of $5,131 through October 2011 and bears interest at a fixed rate of 6.48%.

   Properties at cost, which have been pledged as collateral for debt, include the following at October 31, 2008:

Investment properties leased to others	$2,190,470
Assets subject to direct financing lease arrangements (ski facilities)	$18,093,037

 The aggregate amount of long-term debt maturing in each of the five years and thereafter ending subsequent to October 31, 2008, is as follows:  2009 - $3,130,634;  2010 - $20,396,794;    2011 - $371,289;   2012-$333,851; 2013-$360,160;  thereafter $6,680,566.

8.  INCOME TAXES:

   The provision (credit) for income taxes from continuing operations is as follows:

	10/31/08	10/31/07	10/31/06
Currently payable:
Federal	($8,000)	$207,000	($146,000)
State	16,000	1,000	0
	8,000	208,000	(146,000)
Deferred:
Federal	(635,000)	(1,000)	(59,000)
State	36,000	59,000	(29,000)
	(599,000)	58,000	(88,000)
Total	($591,000)	$266,000	($234,000)

   A reconciliation between the amount computed using the statutory federal income tax rate and the actual provision (credit) for income taxes is as follows:

	10/31/08	10/31/07	10/31/06
Computed at statutory rate	($638,000)	$135,867	($222,447)
State income taxes, net of federal income tax	34,000	39,000	(19,026)
Non-deductible expenses	1,000	1,000	3,129
Under accrual of prior year estimate	0	90,133	0
Other	12,000	0	4,344
(Credit) provision for income taxes from continuing operations	($591,000)	$266,000	($234,000)

   The components of the deferred tax assets and liabilities as of October 31, 2008 and 2007 are as follows:

	10/31/08	10/31/07
Deferred tax assets:
Accrued expenses	$39,000	$41,000
Deferred income	228,000	211,000
Additional minimum pension liability	479,000	202,000
AMT credit carryforward	324,000	332,000
Net operating losses	3,537,000	2,210,000
Valuation allowance	(1,973,000)	(1,397,000)
Contribution carryforward	76,000	72,000
Stock options	146,000	95,000
Deferred tax asset	2,856,000	1,766,000

Deferred tax liability:
Depreciation	8,812,000	8,597,000
Land basis	794,000	794,000
	9,606,000	9,391,000

Deferred income tax liability, net	$6,750,000	$7,625,000

   At October 31, 2008, the Companies have $324,000 of Alternative Minimum Tax (AMT) credit carryforward available to reduce future income taxes.  The AMT credit has no expiration date.

   At October 31, 2008, the Companies have available approximately $4,599,000 of federal net operating losses which will expire from 2022 to 2026. The Companies also have state net operating loss carryforwards of approximately $19,748,000 that will expire from 2017 to 2026.  The Companies have recorded a valuation allowance against state net operating losses, which are not expected to be utilized.  The change in the valuation allowance was $576,000.

   The Companies recognize interest and/or penalties related to income tax matters in income tax expense.

   At October 31, 2008, the Companies have unsettled federal tax returns for Fiscal 2005, 2006 and 2007, and unsettled state tax returns for Fiscal 2005, 2006 and 2007 for the states of Louisiana, Minnesota, New Jersey, Pennsylvania, South Carolina, Texas and Virginia.

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

Weighted Average Assumptions	10/31/08	10/31/07	10/31/06
Discount Rates used to determine net periodic pension cost as of October 31, 2008, 2007 and 2006	6.25%	6.00%	5.75%
Expected long-term rates of return on assets	8.50%	8.50%	8.50%
Rates of increase in compensation levels	4.00%	4.00%	4.00%

Change in Benefit Obligation	10/31/08	10/31/07
Benefit obligation at beginning of year	$5,189,405	$5,031,273
Service cost (net of expenses)	180,371	176,663
Interest cost	330,580	305,158
Actuarial gain	(954,048)	(80,531)
Benefits paid	(266,262)	(243,158)
Benefit obligation at end of year	$4,480,046	$5,189,405

Change in Plan Assets	10/31/08	10/31/07
Fair value of plan assets at beginning of year	$4,588,397	$3,944,053
Actual (loss) return on plan assets	(1,195,079)	525,225
Employer contributions	467,392	444,494
Benefits paid	(266,262)	(243,158)
Administrative expenses	(64,563)	(82,217)
Fair value of plan assets at end of year	$3,529,885	$4,588,397

Reconciliation of Funded Status of the Plan	10/31/08	10/31/07
Funded status at end of year	($950,161)	($601,008)
Unrecognized transition obligation	13,144	16,012
Unrecognized net prior service cost	1,433	1,707
Unrecognized net actuarial loss	1,165,066	481,040
Net amount recognized at end of year	$229,482	($102,249)

Amounts Recognized in the Combined Balance Sheet	10/31/08	10/31/07
Before application of SFAS 158
Prepaid benefit cost	$0	$0
Accrued pension expense	0	($103,362)
Intangible asset	0	1,113
Accumulated other comprehensive loss (pre-tax)	0	0
Net amount recognized before adoption of SFAS 158	$0	($102,249)

One-time effect of SFAS 158 adoption	$0	$497,646

After application of SFAS 158
Prepaid benefit cost	$0	$0
Accrued pension expense	(950,161)	(601,008)
Intangible asset	0	0
Accumulated other comprehensive income (pre-tax)	1,179,643	498,759
Net amount recognized after adoption of SFAS 158	$229,482	($102,249)

Additional Year-End Information for Pension Plan with Accumulated Benefit Obligation in Excess of Plan Assets	10/31/08	10/31/07
Projected benefit obligation	$4,480,046	$5,189,405
Accumulated benefit obligation	$4,112,264	$4,691,759
Fair value of plan assets	$3,529,885	$4,588,397

Amounts Recognized in Accumulated Other Comprehensive Income	10/31/08	10/31/07
Net actuarial loss	$1,165,066	$481,040
Prior service cost	1,433	1,707
Unrecognized net initial obligation	13,144	16,012
Total (before tax effects)	$1,179,643	$498,759

Components of Net Periodic Benefit Cost	10/31/08	10/31/07	10/31/06
Service cost	$180,371	$176,663	$202,212
Interest cost	330,580	305,158	290,574
Expected return on plan assets	(393,920)	(341,029)	(305,358)
Amortization of transition obligation	2,868	2,868	3,803
Amortization of prior service cost	274	274	274
Amortization of accumulated gain	15,488	29,775	36,860
Total net periodic benefit cost	$135,661	$173,709	$228,365
Curtailment expense	0	0	45,836
Total expense	$135,661	$173,709	$274,201

Other changes in plan assets and benefit obligations recognized in other comprehensive income	10/31/08
Net loss (gain)	$643,951
Recognized net actuarial gain (loss)	(15,488)
Prior service cost (credit)	0
Recognized prior service (cost) credit	(274)
Recognized net transition (obligation) asset	(2,868)
Total recognized in other comprehensive income (before tax effects)	$616,321

Total recognized in net periodic benefit cost and other comprehensive income (before tax effects)	$751,982

Amounts expected to be recognized into net periodic cost in the coming year	10/31/08
(Gain)/loss recognition	$66,028
Prior service cost recognition	$274
Net initial obligation/(asset) recognition	$2,868

Estimated Future Benefits Payments	Fiscal Year	Benefits
	2009	$259,825
	2010	$249,813
	2011	$239,912
	2012	$283,774
	2013	$304,886
	2014-2018	$1,908,524

   The Companies expect to contribute $533,482 to the pension plan in fiscal 2009.

   Measurement Date   October 31

Weighted Average Assumptions	For Determination of:
	Benefit Obligations as of October 31, 2008	Benefit Obligations as of October 31, 2007

Discount rate	8.25%	6.25%
Rate of compensation increase	4.00%	4.00%
Expected long-term return	7.50%	8.50%

Weighted-Average Asset Allocations	10/31/08	10/31/07
Asset Category
Equity	52.69%	59.98%
Fixed Income	47.22%	38.40%
Cash Equivalents	.09%	1.62%
Total	100.00%	100.00%

   The Companies’ goal is to conservatively invest the plan assets in high-grade securities with a minimum risk of market fluctuation.  Based on the allocation of our assets between equity, fixed income and money market funds, we estimate our long term rate of return to be approximately 7.5%.

10.  PROPERTIES:

   Properties consist of the following at October 31, 2008 and 2007.

	10/31/2008	10/31/2007
Land improvements	$9,866,797	$9,633,110
Corporate buildings	496,092	496,092
Buildings leased to others	26,278,514	26,827,299
Equipment and furnishings	2,549,979	2,447,096
	39,191,382	39,403,597
Less accumulated depreciation and amortization	11,742,805	10,523,875
	$27,448,577	$28,879,722

11.  ACCRUED LIABILITIES:

   Accrued liabilities consist of the following at October 31, 2008 and 2007.

	10/31/2008	10/31/2007
Payroll	$96,231	$129,329
Security & Other Deposits	55,086	47,100
Professional Fees	131,774	128,985
Insurance Claims	29,721	34,137
Real Estate Taxes	81,500	86,890
Billings in excess of construction costs and estimated earnings	62,763	16,496
Other	171,250	111,483
	$628,325	$554,420

12.  LEASES:

   The Companies lease land, land improvements and investment properties which are accounted for as operating leases. Rents are reported as income over the terms of the leases as they are earned.  Our shopping center is leased to various tenants for renewable terms averaging 4.13 years with options for renewal.  Information concerning rental properties and minimum future rentals under current leases as of October 31, 2008 is as follows:

		Properties Subject to Lease
		Cost	Accumulated Depreciation
Investment properties leased to others		$26,265,652	$5,736,307
Land and land improvements		$26,031,384	$4,008,665
Minimum future rentals:
Fiscal years ending October 31:	2009	$1,826,428
	2010	1,834,454
	2011	1,785,466
	2012	1,711,394
	2013	1,614,101
	Thereafter	69,149,649
		$77,921,492

   Thereafter, includes $1,221,500 under a land lease expiring in 2072; $4,671,084 and $1,317,598 under net leases for two stores expiring in 2024; and $24,941,125 and $26,796,250 under net leases for two stores expiring in 2082; and $5,132,081 under a net lease for a store expiring in January 2039. There were no contingent rentals included in income Fiscal 2008, 2007 and 2006.  The above information includes all option years and rental escalations, recognized using straight-line basis.

13.  INVESTMENT IN DIRECT FINANCING LEASES:

   The Companies lease the Jack Frost and Big Boulder ski areas under direct financing leases through 2034.  The leases provide for minimum payments plus scheduled increases based upon the consumer price index, not to exceed 4% in any given year.  Minimum future lease payments due under those leases is as follows:

Year ending October 31:
2009	$249,839
2010	256,085
2011	262,487
2012	269,049
2013	275,775
Thereafter	15,535,391
TOTAL	$16,848,626

   The Companies net investment in direct financing leases consists of the following as of October 31:

	2008	2007
Minimum future lease payments	$8,417,747	$8,748,014
Unguaranteed residual value of lease properties	8,430,879	8,430,879
Gross investment in lease	16,848,626	17,178,893
Unearned income	(8,524,368)	(8,837,514)
Net investment in direct financing leases	$8,324,258	$8,341,379

   Unearned interest income is amortized to income using the interest method.  The scheduled lease increase over the terms of the leases have been accounted for on a straight line basis.

14.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

   The estimated fair values of the Companies' financial instruments are as follows at October 31, 2008 and 2007:

	10/31/08		10/31/07
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
ASSETS:
Cash and cash equivalents	$457,142	$457,142	$201,782	$201,782
Accounts and mortgages receivable	532,167	532,167	584,600	584,600

LIABILITIES:
Accounts payable	$1,264,556	$1,264,556	$1,415,543	$1,415,543
Amounts due to related parties	48,959	0	48,959	0
Debt	31,273,294	31,653,988	26,465,930	25,930,033

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

15.  BUSINESS SEGMENT INFORMATION:

   The following information is presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (“SFAS No. 131”).  In accordance with SFAS No. 131, the Companies' business segments were determined from the Companies' internal organization and management reporting, which are based primarily on differences in services.

   The Companies and the subsidiaries, under SFAS No. 131, previously operated in four business segments, currently operate three business segments (Ski Operations was combined into Real Estate Management/Rental Operations) consisting of the following:

   Real Estate Management/Rental Operations

   Real Estate Management/Rental Operations consists of: investment properties leased to others located in Eastern Pennsylvania, South Carolina, New Jersey, Minnesota, Louisiana and Texas; a custom home construction division; recreational club activities and services to the trusts that operate resort communities; sales of investment properties; and rental of land and land improvements, which includes the leasing of our two ski areas located in the Pocono Mountains of Northeastern Pennsylvania.

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

   Funds expended to date for real estate development have been primarily for home construction in Laurelwoods II and Boulder Lake Village.  Construction of 4 new duplex homes in Laurelwoods II were recently completed and as well as the Building J at Boulder Lake Village on Big Boulder Lake, an 18-unit condominium.  Other expenditures for all development projects in the planning phases include fees for architects, engineers and consultants, studies and permits.

	10/31/08	10/31/07	10/31/06
Revenues from continuing operations:
Real estate management/rental operations	$7,295,283	$9,695,116	$9,479,276
Summer recreation operations	629,314	580,328	204,626
Land resource management	2,233,516	5,310,518	3,645,718
	$10,158,113	$15,585,962	$13,329,620

	10/31/08	10/31/07	10/31/06
Operating profit (loss), excluding general and administrative expenses:
Real estate management/rental operations	$726,450	$1,403,552	$236,795
Summer recreation operations	(1,098,481)	(502,522)	(21,040)
Land resource management	420,662	1,581,006	1,346,097
	$48,631	$2,482,036	$1,561,852
General and administrative expenses:
Real estate management/rental operations	$891,272	$865,822	$1,172,952
Summer recreation operations	76,884	51,367	25,320
Land resource management	272,871	470,052	451,116
	$1,241,027	$1,387,241	$1,649,388

	10/31/08	10/31/07	10/31/06
Interest and other income, net:
Real estate management/rental operations	$298,379	$303,648	$40,678
Summer recreation operations	2,133	2,160	0
Land resource management	19,703	36,767	24,717
	$320,215	$340,575	$65,395
Interest expense:
Real estate management/rental operations	$890,498	$979,791	$574,373
Summer recreation operations	12,324	0	0
Land resource management	101,627	55,970	58,014
	$1,004,449	$1,035,761	$632,387

(Loss) income from continuing operations before income taxes	($1,876,630)	$399,609	($654,528)

   For the fiscal years ended October 31, 2008, 2007, and 2006, no one customer represented more than 10 % of total revenues.

   Identifiable assets, net of accumulated depreciation at October 31, 2008, 2007, and 2006 and depreciation expense and capital expenditures for the years then ended by business segment are as follows:

		Depreciation and
	Identifiable	Amortization	Capital
October 31, 2008	Assets	Expense	Expenditures
Real estate management/rental operations	$64,636,602	$941,367	$177,462
Summer recreation operations	13,835,375	318,640	103,906
Land resource management	158,142	49,103	97,206
Other corporate	403,497	99,203	112,907
Total	$79,033,616	$1,408,313	$491,481

		Depreciation and
	Identifiable	Amortization	Capital
October 31, 2007	Assets	Expense	Expenditures
Real estate management/rental operations	$61,565,997	$865,243	$772,399
Summer recreation operations	13,895,489	163,902	635,139
Land resource management	228,424	53,240	64,374
Other corporate	391,216	96,229	83,043
Total	$76,081,126	$1,178,614	$1,554,955

		Depreciation and
	Identifiable	Amortization	Capital
October 31, 2006	Assets	Expense	Expenditures
Real estate management/rental operations	$70,592,405	$903,006	$15,864,370
Summer recreation operations	234,778	30,164	39,547
Land resource management	216,279	45,710	150,871
Other corporate	770,992	102,355	83,992
Total	$71,814,454	$1,081,235	$16,138,780

16.  CONTINGENT LIABILITIES and COMMITMENTS:

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

17.  RELATED PARTY TRANSACTIONS:

   Kimco Realty Services, Inc., or Kimco, is our controlling shareholder and Kimco Realty Corporation, the parent company of Kimco, is presently providing consulting services to us.  The services are focused on land development, acquisitions and disposals.  For Fiscal 2008, 2007 and 2006 Kimco was paid $100,000, $100,000 and $300,000 in consulting fees, respectively.

   Kimco Realty Corporation serves as the management company for the Coursey Commons Shopping Center, Baton Rouge, Louisiana, effective June 2004.  A wholly owned subsidiary of Kimco Realty Corporation, KRC Property Management I, Inc., receives a fixed monthly fee of 4.5% of rental income on store leases.  During Fiscal 2008 and 2007 that subsidiary received $46,483 and 44,795, respectively for management fees earned on the shopping center.  Kimco Realty Corporation also served as the management company for the Oxbridge Square Shopping Center located in Richmond, Virginia from June 2004 to June 2006 (at which point the shopping center was sold).  During its management term of Oxbridge Square, Kimco Realty Corporation was paid $109,928 in management fees.

   Michael J. Flynn, the Chairman of our board of directors, was also the President, Chief Operating Officer and Vice Chairman of the board of directors of Kimco Realty Corporation during Fiscal 2008.  Effective December 31, 2008, Michael retired from Kimco Realty Corporation.  Michael received an annual fee of $17,500 in each of Fiscal 2008 and 2007 and $35,000 in Fiscal 2006.  In addition, Patrick M. Flynn, who serves as one of our directors and is our President and Chief Executive Officer, is the Managing Director of Real Estate at Kimco Realty Corporation.  Patrick received an annual bonus of $50,000 in Fiscal 2008, 2007 and 2006 and an additional bonus of $75,000 in Fiscal 2006.  Finally, Milton Cooper, who serves as one of our directors, also serves as Chief Executive Officer and Chairman of the board of directors of Kimco Realty Corporation.

   Amounts due to the above related parties total $48,959 at October 31, 2008 and 2007.

18.  STOCK OPTIONS and CAPITAL STOCK:

   During Fiscal 2006, five corporate officers were granted stock options to purchase a total of 21,500 shares, which options vest over three years and expire in February 2011.  During Fiscal 2007, five corporate officers were granted stock options to purchase a total of 21,500 shares, which options vest over three years and expire in March 2012. During Fiscal 2008, no stock options were issued or exercised.

   Option activity during Fiscal 2008, 2007 and 2006 is as follows:

	10/31/08		10/31/07		10/31/06
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year:	64,600	$36.93	50,500	$35.62	87,000	$23.04
Granted	0	0	21,500	$39.00	21,500	$37.80
Exercised	0	0	(7,400)	$34.00	(58,000)	$17.56
Canceled	0	0	0		0
Outstanding at year-end	64,600	$36.93	64,600	$36.93	50,500	$35.62

Options exercisable at year-end	52,655	$36.50	34,738	$35.97	16,458	$35.24

Option price range	$34.00-$39.00		$34.00-$39.00		$34.00-$37.80
Weighted average fair value of options granted during year	0		$6.57		$13.75
Weighted average grant date fair value of options granted during year	0		$14.46		$14.30
Weighted average remaining contractual life (in years)	2.4		3.4		3.7

   Activity related to non-vested options for the year ended October 31, 2008 is as follows:

	Shares	Weighted Average Grant Date Fair Value Price
Non-vested at beginning of year:	29,862	$9.25
Granted	0	0
Vested	(17,917)	$10.17
Non-vested at year-end	11,945	$7.87

   The total intrinsic value of options exercised during Fiscal 2008, 2007 and 2006 is $0, $251,600, and $1,018,250, respectively.  The Companies expect to recognize compensation expense related to non-vested awards totaling $44,211 over the next two years based on graded average vesting.

   The Companies’ policy regarding the exercise of options is that optionees utilize an independent broker to manage the transaction, whereby the broker sells the exercised shares on the open market.

19.  PER SHARE DATA:

Earnings per share (“EPS”) is based on the weighted average number of common shares outstanding during the period.  Diluted EPS assumes weighted average options have been exercised to purchase shares of common stock in Fiscal 2008, 2007 and 2006, net of assumed repurchases using the treasury stock method. Certain unexercised stock options to purchase shares of the Companies’ common stock were excluded from the dilutive calculation for Fiscal 2008 and 2007 due to the exercise price of the options being greater than the market price of the Companies’ common stock.

Weighted average basic and diluted shares, taking into consideration shares issued, weighted average options used in calculating EPS and treasury shares repurchased, for Fiscal 2008, 2007 and 2006 are as follows:

	10/31/08	10/31/07	10/31/06
Weighted average combined shares of common stock outstanding used to compute basic earnings per combined share	2,450,424	2,447,957	2,412,941
Additional combined common shares to be issued assuming exercise of stock options, net of combined shares assumed reacquired	0	0	25,144
Combined shares used to compute dilutive effect of stock option	2,450,424	2,447,957	2,438,085

Basic (loss) earnings per weighted average combined share from continuing operations is computed as follows:

	10/31/08	10/31/07	10/31/06
Net (loss) income before discontinued operations	($1,285,630)	$133,609	($420,528)
Weighted average combined shares of common stock outstanding	2,450,424	2,447,957	2,412,941
Basic (loss) earnings per weighted average combined share	($0.52)	$0.05	($0.17)

Diluted (loss) earnings per weighted average combined share from continuing operations is computed as follows:

	10/31/08	10/31/07	10/31/06
Net (loss) income before discontinued operations	($1,285,630)	$133,609	($420,528)
Combined shares used to compute dilutive effect of stock option	2,450,424	2,447,957	2,438,085
Basic (loss) earnings per weighted average combined share	($0.52)	$0.05	($0.17)

20.  QUARTERLY FINANCIAL INFORMATION (Unaudited):

      The results of operations for each of the quarters in the last two years are presented below.

	1st	2nd	3rd	4th	Total
Year ended 10/31/08
Operating revenues	$2,249,752	$2,456,096	$2,666,832	$2,785,433	$10,158,113
Operating loss	(396,137)	(331,278)	(279,099)	(185,882)	(1,192,396)
Net loss	(385,496)	(322,300)	(293,740)	(284,094)	(1,285,630)
Net loss per weighted average combined share	($0.16)	($0.13)	($0.12)	($0.11)	($0.52)

	1st	2nd	3rd	4th	Total
Year ended 10/31/07
Operating revenues	$5,927,222	$3,128,907	$2,743,854	$3,785,979	$15,585,962
Operating profit (loss)	1,043,154	17,772	(282,973)	316,842	1,094,795
Net income from discontinued operations	52,618	0	0	0	52,618
Net income (loss)	594,025	(126,839)	(249,739)	(31,220)	186,227
Net income (loss) before discontinued operations per weighted average combined share	$0.22	($0.05)	($0.10)	($0.02)	$0.05
Net income (loss) per weighted average combined share	$0.24	($0.05)	($0.10)	($0.01)	$0.08

     The quarterly results of operations reflect the cyclical nature of the Companies' business since land dispositions occur sporadically and do not follow any pattern during the fiscal year.

Report of Independent Registered Public Accounting Firm

To Shareholders of
Blue Ridge Real Estate Company
and Big Boulder Corporation:

We have audited the accompanying combined balance sheets of Blue Ridge Real Estate Company and subsidiaries and Big Boulder Corporation and subsidiaries (the “Companies”) as of October 31, 2008 and 2007, and the related combined statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended October 31, 2008. These financial statements are the responsibility of the Companies’ management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Blue Ridge Real Estate Company and subsidiaries and Big Boulder Corporation and subsidiaries as of October 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Note 2 to the combined financial statements, the Companies adopted the provisions of the Statement of Financial Accounting Standards No. 158 (SFAS 158), Employer’s Accounting for Defined Benefit Pension and Other Post Retirement Plans, in 2007.

Parente Randolph, LLC

Wilkes-Barre, Pennsylvania

January 28, 2009