Form 10-K, Exhibit 13
period 2009-10-31
BLUE RIDGE REAL ESTATE CO
filed 2010-02-22
CIK 12779

Exhibit 13.1

PORTIONS OF 2009 ANNUAL REPORT TO SHAREHOLDERS

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

COMBINED SUMMARY OF SELECTED FINANCIAL DATA

	10/31/09	10/31/08	10/31/07	10/31/06	10/31/05
Revenues from continuing operations	$15,896,666	$10,158,113	$15,585,962	$13,329,620	$11,682,890
Net income (loss) from continuing operations	$149,246	($1,285,630)	$133,609	($420,058)	$1,025,366
Net income (loss) from continuing operations per combined share	$0.06	($0.52)	$0.05	($0.17)	$0.48
Net income (loss)	$149,246	($1,285,630)	$186,227	$2,831,280	$1,932,000
Net income (loss) per combined share	$0.06	($0.52)	$0.08	$1.17	$0.90
Cash dividends per combined share	$0	$0	$0	$0	$0
Combined shares outstanding	2,450,424	2,450,424	2,450,424	2,443,024	2,385,024
Total assets	$72,959,381	$79,033,616	$76,081,126	$71,814,454	$56,993,743
Debt	$26,294,719	$31,273,294	$26,465,930	$22,030,700	$13,149,742
Shareholders' equity	$35,831,330	$37,022,179	$38,586,859	$37,845,397	$33,663,614

FINANCIAL SECTION

Page

Quarterly Financial Information (Unaudited)

3

Stock and Dividend Information

4

Management’s Discussion and Analysis of Financial Condition and Results of Operations

6

Combined Balance Sheets

17

Combined Statements of Operations

18

Combined Statements of Changes in Shareholders’ Equity

20

Combined Statements of Cash Flows

22

Notes to Consolidated Financial Statements

23

Reports of Independent Registered Public Accounting Firms

43

QUARTERLY FINANCIAL INFORMATION (Unaudited):

      The results of operations for each of the quarters in the last two years are presented below.

	1st	2nd	3rd	4th	Total
Year ended 10/31/09			Adjusted
Operating revenues	$3,169,070	$1,102,283	$3,407,058	$8,218,255	$15,896,666
Operating (loss) profit	(45,747)	(466,491)	(570,890)	1,885,272	802,144
Net (loss) income	(127,258)	(429,853)	(511,192)	1,217,549	149,246
Net (loss) income per weighted average combined share	($0.05)	($0.18)	($0.21)	$0.50	$0.06

	1st	2nd	3rd	4th	Total
Year ended 10/31/08
Operating revenues	$2,249,752	$2,456,096	$2,666,832	$2,785,433	$10,158,113
Operating loss	(396,137)	(331,278)	(279,099)	(185,882)	(1,192,396)
Net loss	(385,496)	(322,300)	(293,740)	(284,094)	(1,285,630)
Net loss per weighted average combined share	($0.16)	($0.13)	($0.12)	($0.11)	($0.52)

     The quarterly results of operations for Fiscal 2009 and 2008 reflect the impact of land dispositions that occur from time to time during the period and do not follow any pattern during the fiscal year.

     During the fourth quarter of Fiscal 2009, the Companies recorded an impairment charge of $2,571,000 on the Companies’ assets whose carrying costs were determined to be in excess of fair value and are not expected to be recoverable.  It has been determined that $2,254,500 of this impairment charge is applicable to the three month period ended July 31, 2009.  Had this impairment been recognized as of July 31, 2009, and for the nine months then ended, net income of $419,197 as originally reported would have been a net loss of ($1,068,303).  The basic and diluted earnings per share of $0.17 as originally reported for the nine months ended July 31, 2009, would be a loss per share of ($0.44).  The tax provision of $216,000 as originally reported would have been a tax benefit of ($551,000).  The third quarter information for fiscal year ended 10/31/09 above has been adjusted to reflect the impairment.  The effect on the previously reported net income for the third quarter of Fiscal 2009 was a decrease of $1,487,500 and the operating profit was reduced by $2,254,500.

STOCK AND DIVIDEND INFORMATION

   Market Price of Common Stock

   Our common stock is quoted on the OTC Bulletin Board under the symbol “BLRGZ.”  There has been a limited and sporadic trading market for our common stock.  However, our management does not believe such limited activity constitutes an established public trading market.  As of February 15, 2010, we had 331 holders of record of our common stock.

   The following sets forth the high asked and low bid price quotations as reported on the monthly statistical reports of the National Association of Securities Dealers, Inc. for Fiscal 2009 and 2008. No dividends were paid on common stock in either period.

Fiscal Year 2009

HIGH

LOW

ASKED

BID

First Quarter

12.70

6.09

Second Quarter

7.00

5.50

Third Quarter

8.50

7.00

Fourth Quarter

9.00

7.25

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

STOCK PERFORMANCE GRAPH

The following graph compares the percentage change in the cumulative total shareholder return on the shares of common stock during the Companies’ five fiscal years ended October 31, 2009 with the cumulative total return of the NASDAQ Composite Index and the PHLX Housing Sector (HGX) Index during such period.

In previous years, we had used the St. Joe Company (JOE) as a peer-issuer in our stock performance graph.  The St. Joe Company is a real estate operating company with private landholdings in the State of Florida.  However, our management has determined that The St. Joe Company is no longer a representative peer-issuer, due primarily to the disparity in its market capitalization and outstanding shares when compared with that of the Companies.  Instead, our management has determined that it is more appropriate to compare the Companies’ cumulative total shareholder return with the cumulative total return of the PHLX Housing Sector (HGX) Index, which is an index composed of 20 smaller companies whose primary lines of business are directly associated with the U.S. housing construction market.  Because we had previously used the St. Joe Company as a peer-issuer comparison in prior fiscal years, the graph below also compares the Companies’ cumulative total shareholder return with the St. Joe Company during such five year period.

The comparison assumes that $100 was invested at the beginning of such period in the Companies’ shares of common stock, in the NASDAQ Composite Index, in the PHLX Housing Sector (HGX) Index and the St. Joe Company and assumes the reinvestment of any dividends.

CUMULATIVE VALUE OF $100 INVESTMENT

DATE	BLRGZ		JOE		NASDAQ COMPOSITE	PHLX HOUSING SECTOR
	Investment	Volume	Investment	Volume
10/31/04	$100	41,526	$100	69,966,650	$100	$100
10/31/05	$137	130,364	$130	144,330,500	$107	$123
10/31/2006	$136	207,572	$106	194,996,400	$120	$108
10/31/2007	$113	50,131	$67	169,888,810	$145	$81
10/31/2008	$44	21,898	$61	252,703,852	$87	$46
10/31/2009	$29	54,120	$47	373,331,250	$104	$47

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

We own 14,208 acres of land in Northeastern Pennsylvania along with 14 acres of land in various other states.  Of these land holdings, we have designated 4,971 acres as held for development.  It is expected that all of our planned developments will be subdivided and sold as parcels of land, while others will be developed into single and multi-family housing.

The real estate industry is cyclical and is subject to numerous economic factors including general business conditions, changes in interest rates, inflation and oversupply of properties.  Any sustained period of weakness or weakening business or economic condition in the markets in which we intend to do business or in related markets, such as those we have experienced, will impact the demand for the type of properties we intend to develop.

We are constructing Phase I and II of the Laurelwoods II Community of single family and multi-family homes and a condominium project known as Boulder Lake Village.

For Fiscal 2010, we intend to continue selective sales of land, some of which may be treated as Section 1031 tax deferred exchanges under the Internal Revenue Code.

We are also taking various steps to attract new home and land sale customers.  For example, purchasers who want to purchase newly constructed single family homes in our Laurelwoods II community development and can make a down payment of at least 20%, have the option of financing their mortgage through Big Boulder Corporation with interest only payments for five years.  We are also offering prepaid dues for a one year membership with the Lake Mountain Club and complimentary passes to the Jack Frost National Golf Course to the purchasers of the existing Laurelwoods II single family and duplex townhomes.  We are also offering to pay six months of homeowner’s association fees on behalf of any current homeowner in the Blue Heron, Midlake Condominium, Laurelwoods Community and Snow Ridge Village developments that provide a purchaser referral which results in the sale of an existing Laurelwoods II single family home. We have instituted discount price incentives for the 18 units to be sold in Building J of the Boulder Lake Village condominiums. For the first six units sold, a 3% discount will apply, for the next six units sold, a 2% discount will apply, and for the final six units sold, a 1% discount will apply.  We are also offering financing opportunities for the purchase of selected tracts of land.

We also generate revenue through the selective timbering of our land.  We rely on the advice of our forester, who is engaged on a consulting basis and who receives a commission on each stumpage contract, for the timing and selection of certain parcels for timbering.  Our forester gives significant attention to protecting the environment and retaining the value of these parcels for future timber harvests.  Our forester has recently completed an inventory of our timber resources to aid us in considering valuations before entering into future timber agreements.

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

Recent Developments

On August 10, 2009, the Companies closed on the sale of 1,524 acres of land owned by the Companies located in Buck Township Luzerne County, Thornhurst Township, Lackawanna County and Tobyhanna Township, Monroe County in Pennsylvania to The Conservation Fund, for a total sale price of $4,775,000.  Proceeds from the land sale were used to pay down debt.

On October 28, 2009, Blue Ridge agreed to terminate an additional land sale to The Conservation Fund.  This land sale consisted of approximately 1,320 +/- acres located in Bear Creek and Buck Townships, Luzerne County, in Pennsylvania, for a purchase price of $3,375,000.

On September 15, 2009, Blue Ridge sold a retail store, leased to Wal-Mart, located in Laurens, South Carolina for the sale price of $1,275,000.  A portion of the proceeds from the sale were used to repay the balance of a loan on the property owed to NorthMarq Capital.  The remaining proceeds will be used to purchase a commercial investment property located in Fort Collins, Colorado as a Section 1031 tax deferred replacement property.  Blue Ridge entered into an agreement for the purchase of this property on December 3, 2009 for a purchase price of $1,364,706.  Closing on the purchase of this property is expected to take place on or about February 25, 2010.

We are currently offering for sale homes in our Laurelwoods II community and our Boulder Lake Village Condominium development overlooking Big Boulder Ski Resort located in Lake Harmony, Pennsylvania. In Phase I of the Laurelwoods II community, we have completed construction on 22 single family homes, 19 of which have been sold and three of which are held in inventory.  We have received municipal approval for the construction of 44 duplex and 22 single units in Phase II of our Laurelwoods II community, and we have completed the construction of eight of the duplex units.  Three of these completed units have been sold and the five other units are in inventory.  We have also received municipal approval for the construction of 144 condominium units in our Boulder Lake Village Condominium development.  Boulder Lake Village “Building J” is comprised of 18 condominium units, and we have completed construction on 6 of these units.  Two of these completed units have been sold, one unit has been decorated as a model, one unit accommodates a sales office and two are held in inventory.  The remaining 12 condominium units are expected to be completed during Fiscal 2010.  Our management has made the decision not to begin construction on any additional planned homes or units until the housing market recovers.

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

Timbering revenues from stumpage contracts are recognized at the time a stumpage contract is signed.  At the time a stumpage contract is signed, the risk of ownership is passed to the buyer at a fixed, determinable cost.  There is no transfer of title in connection with these contracts.  Reasonable assurance of collectibility is determined by the date of signing, and at that time, the obligations of the Companies’ are satisfied.  Therefore, full accrual recognition at the time of contract execution is appropriate.

We recognize income on the disposition of real estate using the full accrual method.  The full accrual method is appropriate at closing when the sales contract has been signed, the buyer has arranged permanent financing and the risks and rewards associated with ownership have been transferred to the buyer.  In the few instances that the Companies finance the sale, more than 20% down payment is required from the buyers.  The remaining financed purchase price is not subject to subordination.  Down payments of less than 20% are accounted for as deposits.

The costs of developing land for resale as resort homes and the costs of constructing certain related amenities are allocated to the specific parcels to which the costs relate. Such costs, as well as the costs of construction of the resort homes, are charged to operations as sales occur. Land held for resale and resort homes under construction are stated at lower of cost or market.

We recognize revenue and costs on custom home construction using the percentage of completion method of accounting when construction is beyond the preliminary stage, the buyer is committed and may only require a refund in the event of non-delivery, if the sales proceeds are collectible and if the aggregate sales proceeds and the total cost of the project can be reasonably estimated.  Total estimated revenues and construction costs are reviewed periodically, and any change is applied prospectively.

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

The Companies sponsor a defined benefit pension plan as detailed in Note 10 to our Combined Financial Statements.  The accounting for pension benefits is determined by specialized accounting and actuarial methods using numerous estimates, including discount rates, expected long-term investment returns on plan assets, employee turnover, mortality and retirement ages, and future salary increases.  Changes in these key assumptions can have a significant effect on the pension plan’s impact on the Companies’ financial statements.  We engage the services of an independent actuary and investment consultant to assist us in determining these assumptions and in the calculation of pension income.  The plan is currently underfunded and accordingly the Companies have made contributions of $362,058 and $467,392 in Fiscal 2009 and Fiscal 2008, respectively.  The Companies expect to contribute $402,121 to the pension plan in Fiscal 2010.  The Companies also have in place a 401K pension plan available to all full time employees which is totally funded by employee contributions.

The Companies recognize as compensation expense an amount equal to the grant date fair value of the stock options issued over the required service period.  Compensation cost was measured using the modified prospective approach.

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

Results of Operations

FISCAL 2009 VERSUS FISCAL 2008

Net Income

   For Fiscal 2009, we reported a net income of $149,246, or $0.06 per combined share, as compared with a net loss of $1,285,630, or ($.52) per combined share for Fiscal 2008.

Revenues

   Combined revenue of $15,896,666 represents an increase of $5,738,553, or 56%, compared to $10,158,113 for Fiscal 2008.   Real Estate Management Operations/Rental Operations revenue decreased $3,388,858, or 46%, compared to Fiscal 2008.   Summer Recreation Operations increased $95,701, or 15%. Land Resource Management revenue increased $9,031,710, or 404%.

Real Estate Management/Rental Operations

   The Real Estate Management Operations/Rental Operations had revenue of $3,906,425 in Fiscal 2009 as compared to $7,295,283 in Fiscal 2008, which represented in a decrease of $3,388,858, or 46%. This was primarily attributable to a decrease in new home construction revenue resulting from management’s decision to stop accepting new home construction contracts as of July 1, 2008. For Fiscal 2009, there were two new homes under construction as compared to eight new homes under construction in Fiscal 2008.

Summer Recreation Operations

   In Fiscal 2009, Summer Recreation Operations had revenue of $725,015 as compared to $629,314 for Fiscal 2007, which represents an increase of $95,701, or 15%.  Green and cart fees for Fiscal 2009 were $579,027 compared to $457,557 for Fiscal 2008, an increase of $121,468, or 27%.  Retail revenue for Fiscal 2009 was $39,461 compared to $46,066 for Fiscal 2008, a decrease of $6,605, or 14%. Food and beverage revenue for Fiscal 2008 was $49,182 compared to $46,180 for Fiscal 2008, an increase of $3,003, or 7%. These increases were offset by a reduction in membership revenue.  Membership revenue for Fiscal 2009 was $42,761 compared to $79,095 in Fiscal 2008, a decrease of $35,335, or 45%.

Land Resource Management

   In Fiscal 2009, Land Resource Management had revenue of $11,265,226 compared to $2,233,516 for Fiscal 2008, an increase of $9,031,710, or 404%. This is primarily attributable to two separate land sale transactions in June 2009 and August 2009 to The Conservation Fund of 2,699 acres of land for an aggregate sale price of $6,875,000. In September 2009, we also sold a commercial property in Laurens, South Carolina for the sale price of $1,275,000. During Fiscal 2009, new homes sales included three single family residences ($985,590), three duplex units ($1,362,596) in Laurelwoods II community and one condominium unit in the Boulder Lake Village development ($472,000) These seven home sales totaled $2,820,546 as compared to two home sales in the Laurelwoods II community in Fiscal 2008 which totaled $703,788, for an increase of $2,116,758, or 301%.

Operating Costs

   Real Estate Management/Rental Operations

   Operating costs associated with Real Estate Management Operations/Rental Operations for Fiscal 2009 were $3,178,375, as compared to $6,514,022 for Fiscal 2008, which represents a decrease of $3,335,647, or 51%. For Fiscal 2009, construction costs were $615,245 and operating expenses were $307,429 on two residential housing units as compared to Fiscal 2008 construction costs of $3,175,536 and operating expenses of $918,277 on eight residential housing units, resulting in a decrease of $3,171,139, or 77%. This was primarily attributable to a decrease in new home construction resulting from management’s decision to stop accepting new home construction contracts as of July 1, 2008. For Fiscal 2009, there were two homes under construction as compared to eight homes under construction in Fiscal 2008. As of October 31, 2009, all outstanding construction contracts have been substantially completed.

   Summer Recreation Operations

   Operating costs associated with Summer Recreation Operations for Fiscal 2009 were $1,361,576 compared to $1,727,795 for Fiscal 2008, which represents a decrease of $366,219, or 21%. These decreases were primarily related to a decrease in salaries and wages ($134,866), repairs and maintenance ($80,329), advertising ($45,594), and supplies and services ($42,764). During Fiscal 2008, the Jack Frost National Golf Course also experienced significant water run off damage and had areas that were still considered to be in a grown-in phase.

   Land Resource Management

   Costs associated with Land Resource Management for Fiscal 2009 were $8,904,621 compared to $1,812,854 for Fiscal 2008, an increase of $7,091,767, or 391%. This increase is primarily the result of asset abandonments totaling $1,686,209 in Fiscal 2009 as compared to $0 for Fiscal 2008 and asset impairments in Fiscal 2009 totaling $2,571,000 as compared to $0 for Fiscal 2008. The abandonment expense is the result of various capital projects written off due to changes in the economic climate and changes in governmental regulations which management believes make the development projects economically unfeasible. The impairment expense is the result of various asset carrying values in excess of fair market value that may not be recoverable.  The fair market value is determined using numerous estimates, including discount rates, sales prices and sales dates.  Changes in these key assumptions can have a significant effect on the fair market value of these assets and impact on the Companies’ financial statements.  We engaged the services of an independent specialist to assist us in determining these assumptions and the calculation of fair values.  Additionally, the increase in land resource management costs were based on the construction costs related to the single family residential units and duplex units at Laurelwoods and the Boulder Lake Village condominium. Construction costs for Fiscal 2009 were $2,014,162 compared to $513,162 for Fiscal 2008, an increase of $1,501,000, or 293%. For Fiscal 2009, three single family residential units, three duplex units and one condominium unit were sold as compared to two single family residential units sold in Fiscal 2008. Correspondingly, the operating and sales expenses also increased $395,669, or 84%. These were primarily related to closing costs ($96,259), commissions ($104,538), salaries ($68,501), professional fees ($60,210), interest expense

($32,497) and holding costs ($32,634). The cost of sales for land and buildings for Fiscal 2009 was $1,703,344 compared to $559,495 for Fiscal 2008, an increase of $1,143,849, or 33%. This was attributable to two land sale transactions to The Conservation Fund in June 2009 and August 2009 ($527,739) and the sale of the commercial property in Laurens, South Carolina in September 2009 ($1,175,585).

   General and Administration

   General and Administration costs for Fiscal 2009 were $1,639,307, as compared with $1,241,027 for Fiscal 2008, which represents an increase of $398,280, or 32%. This is primarily the result of increased salaries ($110,819) due to a reduction in capitalized costs, increased pension expense ($117,986), the result of reduced investment returns and the discontinuance of the corporate service fee in Fiscal 2009 that previously reclassed certain general and administrative costs to the various operating divisions of the company ($161,988).

Other Income (Expense)

   Interest and Other Income was $328,924 in Fiscal 2009, as compared to $320,215 in Fiscal 2008, an increase of $8,709, or 3%.  This increase is primarily attributable to interest income from the financing of the Jack Frost sewage treatment plant expansion applicable to the Jack Frost Mountain ski area.

   Interest expense for Fiscal 2009 was $1,064,822, as compared to $1,004,449 for Fiscal 2008, an increase of $60,373, or 6%. This was attributable to increased interest expense on two commercial investment properties ($53,552), the debt relating to which was refinanced in Fiscal 2009. The previous financing for these two commercial investment properties was in short-term notes with interest only payments due until maturity.  On August 28, 2009, we replaced the debt on both of these properties with long-term financing.  Interest expense relating to the Jack Frost sewage treatment plant expansion increased $30,703. These increases were offset by a reduction of interest expense on completed, unsold, units in the Laurelwoods II community ($18,710), as six units were sold in Fiscal 2009.

Tax Rate

   The effective tax rate for income taxes (benefit) was (126%) as compared to 31% in Fiscal 2008.  The rate is different than would be expected due primarily to the effect of state income taxes. The 31% rate in Fiscal 2008 is lower than what would be expected based on statutory rates due primarily to not recognizing a benefit for the state tax loss.

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

Summer Recreation Operations

   In Fiscal 2008, Summer Recreation Operations had revenue of $629,314 as compared to $580,328 for Fiscal 2007, which represents an increase of $48,986. This increase is attributable to operating revenues of the Jack Frost National Golf Course. Operating revenue for Fiscal 2008 was $550,219 as compared to $330,541 for Fiscal 2007, an increase of $219,678, or 66%. Green and cart fees for Fiscal 2008 were $457,886 compared to $293,593, an increase of $164,293, or 56%.  Retail revenue for Fiscal 2008 was $46,066 compared to $21,082 for Fiscal 2007, an increase of $24,984, or 118%. Food and beverage revenue for Fiscal 2008 was $46,180 compared to $15,867 for Fiscal 2007, an increase of $30,313, or 191%. These increases were offset by a reduction in membership revenue.  Membership revenue for Fiscal 2008 was $79,095 compared to $249,787 in Fiscal 2007, a decrease of $170,692, or 68%. Initial Charter membership initiation fees were recognized as revenue In Fiscal 2007, the golf course’s inaugural season.

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

Tax Rate

   The effective tax rate credit for income taxes was 31% as compared to 62% in Fiscal 2007.  The rate is lower than what would be expected based on statutory rates primarily due to not recognizing a benefit for the state tax loss. The 62% tax rate in Fiscal 2007 is higher than would be expected based on statutory rates, due primarily to state income taxes, a true-up of prior year permanent differences, and a change in tax rates on opening deferred tax balances.

Liquidity and Capital Resources:

   The Combined Statement of Cash Flows reflects net cash provided by operating activities of $5,535,364 for Fiscal 2009, net cash used in operating activities of $4,379,345 for Fiscal 2008, versus net cash used in operating activities of $2,832,359 for Fiscal 2007.  The increase in net cash provided by operating activities for Fiscal 2009 was primarily attributable to two land sales consisting of 2,699 acres and significantly reduced land development costs.

   Material non-recurring cash items during the past three years include the sale of 2,699 acres of land, to The Conservation Fund for $6,875,000 in Fiscal 2009; the sale of 46.7 acres in Kidder Township for $466,880 in Fiscal 2008; the sale of the former Burger King property for $820,000, and the sale of the Blakeslee Corners property for $750,000 in Fiscal 2007.

   On May 22, 2009, the Companies entered into a Deed of Trust and Security Agreement and Real Estate Lien Note with Barbers Hill Bank, a branch of Anahuac National Bank, in the amount of $1,050,000, which encumbers certain real property owned by Blue Ridge located in Chambers County, Texas.  This property is currently leased to Jack in the Box Eastern Division, L.P. The loan has a term of five years and requires monthly payments in the amount of $7,254 beginning June 22, 2009 and ending May 22, 2014, at which time the remaining principal balance and all interest accrued shall become due and payable.  The proceeds of the loan will be used toward funding the completion of Building J of the Boulder Lake Village condominium project and general operations.  The interest rate is fixed at 6.75%.

   On August 28, 2009, Blue Ridge Real, through its wholly owned subsidiary, Blue Ridge WNJ, LLC, entered into a mortgage and security agreement and a $4,038,000 Senior Secured Note with Wells Fargo Bank Northwest, N.A.  The Note is secured by the mortgage, which encumbers certain real property known as the Walgreens Store located in Dover Township, Ocean County, New Jersey.  A portion of the proceeds of the loan were used to payoff the existing note outstanding with State Farm Bank, which previously encumbered the New Jersey Walgreens property.  Beginning on September 15, 2009, interest and principal payments are due and payable monthly until August 15, 2031.  The interest rate is fixed at 6.90%.

   On August 28, 2009, Blue Ridge, through its wholly owned subsidiary, Blue Ridge WMN, LLC, entered into a mortgage and security agreement and a $4,340,000 Senior Secured Note with Wells Fargo Bank Northwest, N.A.  The Note is secured by the mortgage, which encumbers certain real property known as the Walgreens Store located in White Bear Lake, Washington County, Minnesota.  A portion of the proceeds of the loan were used to payoff the existing note outstanding with State Farm Bank which previously encumbered the Minnesota Walgreens property.  Beginning on September 15, 2009, interest and principal payments are due and payable monthly until August 15, 2031.  The interest rate is fixed at 6.90%.

   The Companies have a line of credit with Manufacturers and Traders Trust Company to fund real estate development.  The aggregate amount of this line of credit was $25,000,000 prior to February 27, 2009. On February 27, 2009, the Companies entered into a loan modification agreement which decreased the aggregate amount of the line of credit from $25,000,000 to $20,000,000.  The loan modification agreement also amended the interest rate from LIBOR plus 2.5% to the greater of overnight LIBOR plus 3.5% or the daily 30-day LIBOR plus 3.5%, with an interest rate floor of 5.5%.  In addition, the Companies were required to establish an interest reserve account of $690,000 as security for the payment of interest, which was established in the third quarter of Fiscal 2009 with the proceeds from a sale of land.  On October 19, 2009, the Companies entered into an additional loan modification agreement which further decreased the aggregate amount of the line of credit from $20,000,000 to $17,900,000.    Interest is due and payable on a monthly basis and at October 31, 2009, the interest rate equaled 5.5% and the balance of the interest reserve escrow account was $478,342.  The remaining principal and any accrued interest is due and payable on April 19, 2010.  The Companies are using $7,900,000 of the $17,900,000 line of credit to fund the construction of residential development projects.  The Companies have utilized a portion of the proceeds from the sale of three Woodsbluff Court duplex units, one Boulder Lake Village condominium unit, two Laurelwoods Longview Drive single units and a land sale to pay $1,607,403 on this sublimit during Fiscal 2009.  At October 31, 2009, $4,993,377 was outstanding on this sub-limit.  The Companies utilized $6,000,000 of the $17,900,000 to fund site-development.  The February 27, 2009 loan modification amended the site-development sublimit from $11,000,000 to $6,000,000.  The Companies have utilized a portion of the proceeds from the sale of three Woodsbluff Court duplex units, one Boulder Lake Village condominium unit and three Laurelwoods Longview Drive single units to pay $783,086 on this sublimit during Fiscal 2009.  At October 31, 2009, $3,889,847 was outstanding on this sub-limit.  The October 19, 2009 loan modification amended the water and sewer sublimit from $6,100,000 to $4,000,000.  This line of credit is used to fund the expansion of the water and sewer systems at both Big Boulder and Jack Frost Mountain Ski Areas. This expansion is necessary to accommodate the new construction.  The Companies have utilized the proceeds of two land sales to repay the balance of $3,461,510 on this sublimit during Fiscal 2009.  At October 31, 2009, $0 was outstanding on the $4,000,000 sub-limit.  The total principal amount outstanding under the aggregate line of credit will not exceed the lesser of (a) $17,900,000, or (b) 80% of the cost or appraised value of the units.  The loan agreement requires, among other things, that the Companies comply with consolidated debt to worth, debt service coverage and tangible net worth ratios.  The Companies have not met the required debt service coverage ratio at October 31, 2009 and 2008 and have obtained waivers from the Bank for this covenant.

   The Companies also have a $3,100,000 line of credit with Manufacturers and Traders Trust Company for general operations.  During Fiscal 2009 and 2008, we borrowed against the $3,100,000 line of credit in varying amounts with maximum amounts of $3,096,730 and $3,096,931.  At October 31, 2009, $549,143 was outstanding on the $3,100,000 line at a 5.5% interest rate.  Previously, the Companies had a $5,000,000 open end mortgage with Manufacturers and Traders Trust intended for real estate transactions, which was relinquished due to non-utilization on February 27, 2009.

   For Fiscal 2009, our major capital expenditures were for the construction of Building J in the Boulder Lake Village 144 unit condominium community at Big Boulder.

Contractual Obligations:	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Lines of Credit	$9,432,368	$9,432,368	$0	$0	$0
Long-Term Debt	16,751,643	353,075	1,229,595	8,040,623	7,128,350
Capital Leases	110,708	51,239	59,469	0	0
Purchase Obligations	254,184	254,184	0	0	0
Pension Contribution Obligations	402,121	402,121	0	0	0
Total Contractual Cash Obligations	$26,951,024	$10,492,987	$1,289,064	$8,040,623	$7,128,350

   Purchase obligations total $3,057,349 and consist of material contracts with multiple contractors all relating to real estate development.  Payments and adjustments made through October 31, 2009 total $2,803,165.

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

Quantitative and Qualitative Disclosures About Market Risk

   Our exposure to market risk is limited primarily to the fluctuating interest rates associated with variable rate indebtedness.  At October 31, 2009, our variable rate indebtedness represented 37% of our total debt outstanding.  Our average interest rate is based on our various credit facilities and our market risk exposure fluctuates based on changes in underlying interest rates.  We do not believe that the interest rate risk associated with our variable rate debt could have a material impact on the combined financial statements.  The fixed and variable debt is detailed as follows:

Long-term debt:	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Fixed rate	$16,667,278	$365,938	$1,132,367	$8,040,623	$7,128,350
Average interest rate		6.38%	6.38%	5.81%	6.90%

Variable rate	9,627,441	9,470,744	156,697	0	$0
Average interest rate		3.98%
	$26,294,719	$9,836,682	$1,289,064	$8,040,623	$7,128,350

   Exposure to market risk may also exist in our mortgages receivable issued in connection with land sales.  Mortgages receivable are considered fully collectible by management and accordingly, no allowance for loan losses is considered necessary.

New Accounting Pronouncements:

   In December 2008, employer’s disclosures about postretirement benefit plan assets pronouncement was amended to disclose more information about investment allocation decisions, major categories of plan assets, including concentrations of risk and fair value measurements, and the fair value techniques and inputs used to measure plan assets. The disclosures are required to be provided for fiscal years ending after December 15, 2009.  The Companies are in the process of evaluating the effects, if any, the adoption of this standard will have on our financial statements.

   An accounting standard regarding determining whether a market is not active and a transaction is not distressed was issued in April 2009 which provides guidelines for making fair value measurements more consistent. This provides additional authoritative guidance in determining whether a market is active or inactive and whether a transaction is distressed.  These guidelines are applicable to all assets and liabilities and will require enhanced disclosures.  With the adoption there has been no impact on the Companies’ combined financial statements.

   An accounting standard regarding interim disclosures about fair value of financial instruments pronouncement was issued in April 2009.  This requires disclosures about the fair value of financial instruments in interim as well as in annual financial statements, and requires those disclosures in all interim financial statements. With the adoption there has been no impact on the Companies’ combined financial statements.

   An accounting standard regarding subsequent events was issued in May 2009. This establishes the period after the balance sheet date and the circumstances in which management should evaluate events or transactions for potential recognition or disclosure in financial statements. With the adoption there has been no impact on the Companies’ combined financial statements.

   An accounting standard regarding fair value measurements was issued in September 2006.  This provides guidance for using fair value to measure assets and liabilities.  This also responds to investor requests for expanded information about the extent to which the Companies measure assets and liabilities at fair value.  The Companies adopted this pronouncement with respect to financial instruments effective for Fiscal year beginning November 1, 2008.  This applies to but is not limited to long-lived assets measured at fair value for impairment assessment.  The effective date is deferred for non-financial assets and non-financial liabilities for the Companies to November 1, 2009.  The Companies are currently evaluating the impact related to non-financial assets and non-financial liabilities on the Companies’ combined balance sheet, statement of operations and cash flows.

   The Accounting Standards Codification and an accounting standard regarding the hierarchy of generally accepted account principles pronouncement was issued in June 2009.  The Codification is the single source of authoritative nongovernmental U.S. GAAP.  This pronouncement did not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place.  All existing accounting standard documents were superseded and all other accounting literature not included in the Codification is considered non-authoritative.  This pronouncement was effective for the Companies’ Fiscal 2009 annual reporting period and did not have an impact on the Companies’ financial condition or results of operations.

   An accounting standard regarding fair value measurements and disclosures and measuring liabilities at fair value was issued in August 2009.  This provides additional guidance to clarify the measurement of liabilities at fair value in the absence of observable market information.  This pronouncement is effective for the Companies’ beginning November 1, 2009.  The adoption of this pronouncement is not expected to have a material impact on the Companies’ combined balance sheet, statement of operations and cash flows.

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

AND

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED BALANCE SHEETS

October 31, 2009 and 2008

ASSETS	10/31/09	10/31/08

Land and land development costs (4,971 acres per land ledger)	$15,965,609	$18,400,355
Land improvements, buildings and equipment, net	25,936,464	27,448,577
Land held for investment, principally unimproved ( 8,737 and 11,448, respectively, acres per land ledger)	7,774,879	8,194,827
Land held for recreation (514 acres per land ledger)	8,693,860	8,693,860
Long-lived assets held for sale	3,441,944	5,552,362
Net investment in direct financing leases	8,310,073	8,324,258
Cash and cash equivalents	161,772	225,083
Cash held in escrow	1,041,677	232,059
Prepaid expenses and other assets	1,281,775	1,430,068
Accounts receivable and mortgages receivable	351,328	532,167
	$72,959,381	$79,033,616

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
Debt	$26,294,719	$31,273,294
Accounts payable	641,504	1,264,556
Accrued liabilities	591,265	628,325
Deferred income	723,608	866,660
Amounts due to related parties	7,292	48,959
Deferred income taxes	5,677,000	6,750,000
Accrued pension expense	3,192,663	1,179,643
Total liabilities	37,128,051	42,011,437

Commitments and contingencies

COMBINED SHAREHOLDERS' EQUITY:
Capital stock, without par value, stated value $.30 per combined share, Blue Ridge and Big Boulder each authorized 3,000,000 shares, each issued 2,732,442	819,731	819,731
Capital in excess of stated value	19,823,586	19,785,264
Earnings retained in the business	19,346,304	19,197,058
Accumulated other comprehensive loss	(2,072,884)	(694,467)
	37,916,737	39,107,586
Less cost of 282,018 shares of capital stock in treasury	2,085,407	2,085,407
Total shareholders' equity	35,831,330	37,022,179
	$72,959,381	$79,033,616

The accompanying notes are an integral part of the combined financial statements.

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

AND

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED STATEMENTS OF OPERATIONS

for the years ended October 31, 2009, 2008 and 2007

	10/31/09	10/31/08	10/31/07
Revenues:
Real estate management	$1,552,798	$4,860,549	$7,140,631
Summer recreation operations	725,015	629,314	580,328
Land resource management	11,265,226	2,233,516	5,310,518
Rental income	2,353,627	2,434,734	2,554,485
	15,896,666	10,158,113	15,585,962
Costs and expenses:
Real estate management	1,994,154	5,147,034	6,984,127
Summer recreation operations	1,361,576	1,727,795	1,082,850
Land resource management	8,904,621	1,812,854	3,729,512
Rental income	1,184,221	1,366,988	1,309,555
General and administration	1,639,307	1,241,027	1,387,241
Loss or (gain) on sale of assets	10,643	54,811	(2,118)
	15,094,522	11,350,509	14,491,167
Operating profit (loss)	802,144	(1,192,396)	1,094,795

Other income (expense)
Interest and other income	328,924	320,215	340,575
Interest expense (net of capitalized interest of $499,637 in 2009, $561,591 in 2008 and $531,444 in 2007)	(1,064,822)	(1,004,449)	(1,035,761)
	(735,898)	(684,234)	(695,186)

Income (loss) from continuing operations before income taxes	66,246	(1,876,630)	399,609

(Credit) provision for income taxes:
Current	47,000	8,000	208,000
Deferred	(130,000)	(599,000)	58,000
	(83,000)	(591,000)	266,000

Net income (loss) before discontinued operations	149,246	(1,285,630)	133,609

Discontinued operations	0	0	86,618

Provision for income taxes on discontinued operations:
Current	0	0	34,000
Deferred	0	0	0
	0	0	34,000
Net income from discontinued operations	0	0	52,618
Net income (loss)	$149,246	($1,285,630)	$186,227

COMBINED STATEMENTS OF OPERATIONS

for the years ended October 31, 2009, 2008 and 2007

	10/31/09	10/31/08	10/31/07
Basic earnings per weighted average combined
share:
Net income (loss) before discontinued operations	$0.06	($0.52)	$0.05
Income from discontinued operations, net of tax	0.00	0.00	0.03

Net income (loss)	$0.06	($0.52)	$0.08

Diluted earnings per weighted average combined
share:
Net income (loss) before discontinued operations	$0.06	($0.52)	$0.05
Income from discontinued operations, net of tax	0.00	0.00	0.03

Net income (loss)	$0.06	($0.52)	$0.08

The accompanying notes are an integral part of the combined financial statements.

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

AND

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
for the years ended October 31, 2009, 2008 and 2007

					Accumulated
			Capital in	Earnings	Other	Capital
	Capital Stock (a)		Excess of	Retained in	Comprehensive	Stock in
	Shares	Amount	Stated Value	the Business	Loss	Treasury (b)	Total
Balances, October 31, 2006	2,725,042	$817,511	$18,920,297	$20,296,461	($103,465)	($2,085,407)	$37,845,397

Comprehensive income:
Net income				186,227			186,227

Other comprehensive income:
Additional minimum pension liability adjustment, net of deferred tax expense of $82,000					103,465		103,465

Cumulative effect of adoption of FAS 158,net of deferred tax benefit of of $209,176					(289,583)		(289,583)

Total comprehensive income							109

Compensation recognized under employee stock plan			263,940				263,940

Excess tax benefit on exercise of employee stock options			225,813				225,813

Exercise of stock options	7,400	2,220	249,380				251,600
Balances, October 31, 2007	2,732,442	$819,731	$19,659,430	$20,482,688	($289,583)	($2,085,407)	$38,586,859

Comprehensive loss:
Net loss				(1,285,630)			(1,285,630)

Other comprehensive loss:
Additional minimum pension liability adjustment, net of deferred tax expense of $276,000					(404,884)		(404,884)

Total comprehensive loss							(1,690,514)

Compensation recognized
under employee stock plan			125,834				125,834

Balances, October 31, 2008	2,732,442	$819,731	$19,785,264	$19,197,058	($694,467)	($2,085,407)	$37,022,179

COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (cont’d)
for the years ended October 31, 2009, 2008 and 2007

					Accumulated
			Capital in	Earnings	Other	Capital
	Capital Stock (a)		Excess of	Retained in	Comprehensive	Stock in
	Shares	Amount	Stated Value	the Business	Loss	Treasury (b)	Total
Balances, October 31, 2008	2,732,442	$819,731	$19,785,264	$19,197,058	($694,467)	($2,085,407)	$37,022,179
Comprehensive income:
Net income				149,246			149,246

Other comprehensive loss:
Defined benefit pension
Deferred actuarial loss, net					(1,380,283)		(1,380,283)
Prior service costs, net					163		163
Unrecognized transition cost, net					1,703		1,703
Total defined benefit pension, net of deferred tax expense of $943,000							(1,378,417)

Total comprehensive loss							(1,229,171)
Compensation recognized under employee stock plan			38,322				38,322

Balances, October 31, 2009	2,732,442	$819,731	$19,823,586	$19,346,304	($2,072,884)	($2,085,407)	$35,831,330

(a) Capital stock, at stated value of $.30 per combined share

(b) 282,018 shares held in treasury, at cost at October 31, 2009, 2008, and 2007

The accompanying notes are an integral part of the combined financial statements.

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

AND

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED STATEMENTS OF CASH FLOWS

for the years ended October 31, 2009, 2008 and 2007

	10/31/09	10/31/08	10/31/07
Cash Flows Provided By (Used In) Operating Activities:
Net income (loss)	$149,246	($1,285,630)	$186,227
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	1,391,153	1,408,313	1,178,614
Impairment	2,571,000	0	0
Abandonment	1,686,209	0	0
Net book value of properties sold	1,164,551	483,121	168,589
Deferred income taxes	(130,000)	(599,000)	58,000
Loss (gain) on sale of assets	10,643	54,811	(2,118)
Compensation cost under employee stock plans	38,322	125,834	263,940
Changes in operating assets and liabilities:
Cash held in escrow	(809,618)	(219,979)	(12,080)
Accounts receivable and mortgages receivable	180,839	312,236	271,993
Prepaid expenses and other current assets	(160,104)	215,065	(347,997)
Land and land development costs	287,954	(4,778,039)	(3,443,389)
Accounts payable and accrued liabilities	(701,779)	(179,329)	(1,048,695)
Deferred revenue	(143,052)	83,252	(105,443)
Net cash provided by (used in) operating activities	5,535,364	(4,379,345)	(2,832,359)
Cash Flows Provided By (Used In) Investing Activities:
Proceeds from disposition of assets	0	81,725	2,650
Additions to properties	(75,973)	(491,481)	(1,723,544)
Payments received under direct financing lease arrangements	14,185	17,121	20,196
Net cash used in investing activities	(61,788)	(392,635)	(1,700,698)
Cash Flows (Used In) Provided By Financing Activities:
Proceeds from debt	16,644,742	14,925,839	21,801,848
Payment of debt	(21,623,317)	(10,118,478)	(17,584,251)
Deferred financing costs	(558,312)	0	(125,993)
Proceeds from exercise of stock options	0	0	251,600
Excess tax benefit from exercised option	0	0	225,813
Net cash (used in) provided by financing activities	(5,536,887)	4,807,361	4,569,017
Net (decrease) increase in cash and cash equivalents	(63,311)	35,381	35,960
Cash and cash equivalents, beginning	225,083	189,702	0
Cash and cash equivalents, end	$161,772	$225,083	$35,960

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$1,576,723	$1,585,222	$1,662,053
Income taxes	$140,014	$21,758	$69,529

Supplemental disclosure of non cash investing and financing activities:
Additions to property acquired through capital lease obligations	$0	$0	$217,634
Reclassification of golf course assets from land development costs to land held for recreation and land improvements, buildings and equipment	$0	$400,969	$11,594,236
Reclassification of assets from land and land development costs to land improvements, buildings and equipment, net	$215,971	$0	$0

The accompanying notes are an integral part of the combined financial statements

NOTES TO COMBINED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Combination:

   The combined financial statements include the accounts of Blue Ridge Real Estate Company (Blue Ridge) and its wholly-owned subsidiaries, Northeast Land Company, Jack Frost Mountain Company, Boulder Creek Resort Company, Moseywood Construction Company, Jack Frost National Golf Course, Inc., Blue Ridge Acquisition Company, BRRE Holdings, Inc., Coursey Commons Shopping Center, LLC, Coursey Creek, LLC, Cobble Creek, LLC, Flower Fields Motel, LLC, Blue Ridge WMN, LLC and Blue Ridge WNJ, LLC and Big Boulder Corporation (Big Boulder) and its wholly-owned subsidiaries, Lake Mountain Company and BBC Holdings, Inc., collectively (the “Companies”).  Under a Security Combination Agreement between Blue Ridge and Big Boulder and under the by-laws of both Companies, shares of the Companies are combined in unit certificates, each certificate representing concurrent ownership of the same number of shares of each company; shares of each company may be transferred only together with an equal number of shares of the other company. All significant intercompany accounts and transactions are eliminated.

Revenue Recognition:

   Revenues are derived from a wide variety of sources, including sales of real estate, management of investment properties, home construction, property management services, golf activities, timbering and leasing activities. Generally, revenues are recognized as services are performed, except as noted below.

Land and Resort Homes:

   The Companies recognize income on the disposition of real estate using the full accrual method.  The full accrual method is appropriate at closing when the sales contract has been signed, the buyer has arranged permanent financing and the risks and rewards associated with ownership have been transferred to the buyer.  In the few instances that the Companies finance the sale, more than 20% down payment is required.  The remaining financed purchase price is not subject to subordination. Down payments of less than 20% are accounted for as deposits.

   The costs of developing land for resale as resort homes and the costs of constructing certain related amenities are allocated to the specific parcels to which the costs relate. Such costs, as well as the costs of construction of the resort homes, are charged to operations as sales occur. Land held for resale and resort homes under construction are stated at lower of cost or market.

Custom Home Construction:

   The Companies recognize revenue and costs on custom home construction using the percentage of completion method of accounting when construction is beyond the preliminary stage, the buyer is committed to the extent of being unable to require a refund except for non-delivery, the sales proceeds are collectible and the aggregate sales proceeds and the total cost of the project can be reasonably estimated.  Total estimated revenues and construction costs are reviewed periodically, and the effects of revisions are reflected in the combined financial statements in the period in which the revisions are determined.

Timbering Revenues:

   Timbering revenues from stumpage contracts are recognized at the time a stumpage contract is signed, at which time the risk of ownership has been passed to the buyer at a fixed, determinable cost.  Reasonable assurance of collectibility has been determined by the date of signing, and the few obligations of the Companies have already been met.  Therefore, full accrual recognition at the time of contract execution is appropriate under SAB 104 guidance.

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

Accounts and Mortgages Receivable:

   Accounts receivable are reported at net realizable value.  Accounts or a portion there of are written off when they are determined to be uncollectible based upon management’s assessment of individual accounts.  An allowance for doubtful accounts, if deemed necessary, is estimated based upon a review of individual accounts.  The allowance amount was $0 at October 31, 2009 and 2008.

   The Companies account for mortgages receivable on a cost basis.  Interest income is recorded on a monthly basis.  Late payment fees are charged on overdue payments.  Mortgages receivable are evaluated at origination and monitored on an ongoing basis for credit worthiness.  Mortgages receivable are considered fully collectible by management and accordingly no allowance for losses is considered necessary.  Any mortgage 90 days past due is reviewed by management for collectibility.  Mortgages receivables were $201,986 and $226,570 at October 31, 2009 and 2008, respectively.

Land Improvements, Buildings, Equipment and Depreciation:

   Land improvements, buildings and equipment are stated at cost. Depreciation, including amortization of equipment under capital lease is provided principally using the straight-line method over the estimated useful lives and over the following years:

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

Land Held for Investment:

   Land held for investment is stated at cost and is principally unimproved.  Portions of this land are leased on an annual basis primarily to hunting and sportsman clubs.  Real estate taxes and insurance are expensed as incurred.

Land Held for Recreation:

   Land held for recreation is stated at cost and relates to the golf course and the two ski areas.   The golf course is operated by a management company.  The ski areas are leased to a third party operator.  Real estate taxes and insurance are expensed as incurred.

Long-Lived Assets Held for Sale:

   Long-lived assets held for sale primarily relate to housing units constructed in real estate developments projects.  The Companies classify assets as a long-lived asset held for sale upon the completion of construction.  The carrying value of the assets held for sale are stated at the lower of carrying value or fair market value less costs to sell.  Real estate taxes, insurance, utilities and any related interest are expensed upon completion of construction.

Impairment:

   The Companies review their long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, primarily due to the state of the industry and the economy.  In that event, the Companies calculate the expected future net cash flows to be generated by the asset.  If those net future cash flows are less than the carrying value of the asset, an impairment loss is recognized in operating income.  The impairment loss is the difference between the carrying value and the fair value of the asset.  The impairment loss is recognized in the period incurred.

Deferred Income:

   Deferred income includes dues, rents and deposits on land or home sales. Rents that are not yet earned relate to the Companies’ commercial properties that have been paid in advance, and dues are related to memberships in the Companies’ hunting and fishing clubs and golf club memberships paid in advance. The Companies recognize revenue related to the hunting and fishing clubs and golf course memberships over the period that the dues cover.  The Companies’ recognize revenue related to the fishing club over a five month period, May through September, and the golf course over a seven month period, April through October.  Deposits are required on land and home sales.

   Also included in deferred income is a reimbursement from the Pennsylvania Department of Transportation for the cost of a sewer line.  Income will be recognized over the depreciation period.  This sewer line has not yet been placed in service.

Comprehensive Income:

   The Companies’ comprehensive income (loss) differs from net income due to changes in the funded status of the Companies’ defined benefit pension plan (see Note 10).  The Companies have elected to disclose comprehensive income (loss) in its Combined Statements of Changes in Shareholders’ Equity.

Income Taxes:

   The Companies account for income taxes utilizing the asset and liability method of recognizing the tax consequence of transactions that have been recognized for financial reporting or income tax purposes.  Among other things, this method requires current recognition of the effect of changes in statutory tax rates on previously provided deferred taxes.  For federal income tax purposes, Blue Ridge and its subsidiaries and Big Boulder and its subsidiaries each file as consolidated entities. State income taxes are reported on a separate company basis. Valuation allowances are established, when necessary to reduce tax assets to the amount expected to be realized.

   The Companies changed their policies for Accounting for Uncertainty in Income Taxes as of the quarter ended January 31, 2008. This change clarified the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, by defining a criterion that an individual tax position must meet for any part of the position to be recognized in an enterprise’s financial statements. The interpretation requires a review of all tax positions and applies a “more-likely-than-not” recognition threshold. A tax position that meets the more-likely-than-not recognition threshold is measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon the ultimate settlement with the taxing authority that has full knowledge of all relevant information. As of November 1, 2007, there has been no impact on the Companies’ combined financial statements, nor was there any subsequent impact.

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

Advertising Costs:

   Advertising costs are primarily related to new home construction, real estate development and golf course operation.  Advertising costs are expensed when incurred and the advertising expense for Fiscal 2009, fiscal 2008 and Fiscal 2007 was $87,733, $312,758, and $413,604 respectively.

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

Concentration of Credit Risk:

   Financial instruments which potentially subject the Companies to concentration of credit risk consist principally of temporary cash investments. The Companies’ temporary cash investments are held by financial institutions. The Companies have not experienced any losses related to these investments.  At October 31, 2009, the Companies had cash in excess of the FDIC limits in the amount of $445,542.

Earnings Per Share:

   Basic earnings per share is calculated based on the weighted-average number of shares outstanding.  Diluted earnings per share includes the dilutive effect of stock options, if applicable.

Business Segments:

   The Companies currently operate in three business segments, which consist of Real Estate Management/Rental Operations, Summer Recreational Operations and Land Resource Management segments.  The Companies previously operated in four business segments, the fourth being Ski Operation.  However, on December 1, 2005, the Companies entered into a 28 year lease for the Jack Frost Mountain Ski Area and Big Boulder Ski Area with JFBB Ski Areas Inc., an affiliate of Peak Resorts, both unaffiliated parties.  Pursuant to the lease, JFBB Ski Areas will operate the ski areas and will make monthly lease payments during the ski season.  This resulted in the termination of the Ski Operations business segment, reducing the number of business segments from four to three.  Financial information about our segments can be found in Note 17.

Stock Compensation:

   The Companies recognize as compensation expense an amount equal to the grant date fair value of the stock options issued over the required service period.  Compensation cost was measured using the modified prospective approach.

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

Reclassification:

   Certain amounts in the Fiscal 2008 and Fiscal 2007 combined financial statements have been reclassified to conform to the Fiscal 2009 presentation.

New Accounting Pronouncements:

   In December 2008, employer’s disclosures about postretirement benefit plan assets pronouncement was amended to disclose more information about investment allocation decisions, major categories of plan assets, including concentrations of risk and fair value measurements, and the fair value techniques and inputs used to measure plan assets. The disclosures are required to be provided for fiscal years ending after December 15, 2009.  The Companies are in the process of evaluating the effects, if any, the adoption of this standard will have on our financial statements.

   An accounting standard regarding determining whether a market is not active and a transaction is not distressed was issued in April 2009 which provides guidelines for making fair value measurements more consistent. This provides additional authoritative guidance in determining whether a market is active or inactive and whether a transaction is distressed.  These guidelines are applicable to all assets and liabilities and will require enhanced disclosures.  With the adoption there has been no impact on the Companies’ combined financial statements.

   An accounting standard regarding interim disclosures about fair value of financial instruments pronouncement was issued in April 2009.  This requires disclosures about the fair value of financial instruments in interim as well as in annual financial statements, and requires those disclosures in all interim financial statements. With the adoption there has been no impact on the Companies’ combined financial statements.

   An accounting standard regarding subsequent events was issued in May 2009. This establishes the period after the balance sheet date and the circumstances in which management should evaluate events or transactions for potential recognition or disclosure in financial statements. With the adoption there has been no impact on the Companies’ combined financial statements.

   An accounting standard regarding fair value measurements was issued in September 2006.  This provides guidance for using fair value to measure assets and liabilities.  This also responds to investor requests for expanded information about the extent to which the Companies measure assets and liabilities at fair value.  The Companies adopted this pronouncement with respect to financial instruments effective for Fiscal year beginning November 1, 2008.  This applies to but is not limited to long-lived assets measured at fair value for impairment assessment.  The effective date is deferred for non-financial assets and non-financial liabilities for the Companies to November 1, 2009.  The Companies are currently evaluating the impact related to non-financial assets and non-financial liabilities on the Companies’ combined balance sheet, statement of operations and cash flows.

   The Accounting Standards Codification and an accounting standard regarding the hierarchy of generally accepted account principles pronouncement was issued in June 2009.  The Codification is the single source of authoritative nongovernmental U.S. GAAP.  This pronouncement did not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place.  All existing accounting standard documents were superseded and all other accounting literature not included in the Codification is considered non-authoritative.  This pronouncement was effective for the Companies’ Fiscal 2009 annual reporting period and did not have an impact on the Companies’ financial condition or results of operations.

   An accounting standard regarding fair value measurements and disclosures and measuring liabilities at fair value was issued in August 2009.  This provides additional guidance to clarify the measurement of liabilities at fair value in the absence of observable market information.  This pronouncement is effective for the Companies’ beginning November 1, 2009.  The adoption of this pronouncement is not expected to have a material impact on the Companies’ combined balance sheet, statement of operations and cash flows.

2.  CHANGE IN ACCOUNTING PRINCIPLE:

   In 2007, the Companies adopted an accounting standard regarding “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”  This requires, among other things, that an employer recognize the funded status of a defined benefit pension plan in its balance sheet. The funded status is measured as the difference between plan assets at fair value and the projected benefit obligation. This also requires the measurement of plan assets and obligations as of the employers’ fiscal year end, for which the Companies already comply.

   The Companies implemented the recognition and disclosure provisions as of October 31, 2007. The incremental effects of adopting this standard in the Combined Financial Statements was to decrease total stockholders’ equity by $289,583 as of October 31, 2007.

3.  DISCONTINUED OPERATIONS:

   On June 16, 2006, the Oxbridge Square shopping center was sold as a Section 1031 tax deferred exchange and as a result the operating activity for Fiscal 2007 is being reported as a discontinued operation.  The operating results of the Oxbridge Square shopping center were previously reported in the Rental Income segment of the combined statement of operations.  At October 31, 2007, there were no remaining assets or liabilities related to the Oxbridge Square shopping center.

   Operating results for Oxbridge Square shopping center, including interest expense incurred, of the discontinued operations in Fiscal 2007 are as follows:

2007

Revenues:	$86,720
Expenses (excluding interest):	102
Income from discontinued operations before income taxes	$86,618

4.  CONDENSED FINANCIAL INFORMATION:

   Condensed financial information of Blue Ridge and its subsidiaries and Big Boulder and its subsidiaries, at October 31, 2009, 2008 and 2007 and for each of the years then ended is as follows:

	Blue Ridge and Subsidiaries

	10/31/09	10/31/08	10/31/07
FINANCIAL POSITION:
Total assets	$56,121,655	$57,999,742	$59,410,723
Total liabilities	32,643,664	34,928,144	34,896,681
Shareholders' equity	23,477,988	23,071,597	24,514,042
OPERATIONS:
Revenues	$12,593,315	8,931,306	12,522,279
Income (loss) from continuing operations and before taxes	2,715,485	(1,717,393)	393,175
Provision (credit) for income taxes	969,000	(554,000)	200,882
Net income from discontinued operations	0	0	52,618
Net income (loss)	$1,746,485	($1,163,393)	$244,911

	Big Boulder and Subsidiaries

	10/31/09	10/31/08	10/31/07
FINANCIAL POSITION:
Total assets	$16,837,726	$21,033,874	$16,670,403
Total liabilities	4,484,387	7,083,293	2,597,586
Shareholders' equity	12,353,342	13,950,582	14,072,817
OPERATIONS:
Revenues	$3,303,351	1,226,807	3,063,683
Income (loss) from continuing operations and before taxes	(2,649,239)	(159,237)	6,434
Provision (credit) for income taxes	(1,052,000)	(37,000)	65,118
Net loss	($1,597,239)	($122,237)	($58,684)

5.  LAND AND LAND DEVELOPMENT COSTS:

   Land and land development costs consist of the following:

	10/31/2009	10/31/2008
Land unimproved designated for development	$462,406	$461,186
Residential development	6,668,267	4,634,863
Infrastructure development	8,834,936	13,304,306
	$15,965,609	$18,400,355

The increase in residential development was primarily due to construction costs associated with the Boulder Lake Village condominium project ($1,649,581) located on Big Boulder Lake and the Woodsbluff Court duplex units ($383,823) located in Phase II of the Laurelwoods II residential community. These construction costs are net of impairments ($2,571,000) and completed units being reclassed to long-lived assets held for sale ($3,441,944). Infrastructure development decreased as these projects progressed to the residential development phase. Fiscal 2008 land and land development costs were restated to reflect $5,552,362 in completed units being reclassed to long-lived asset held for sale.

6.  ABANDONMENT OF LAND DEVELOPMENT COSTS:

Two capital projects previously under development are being abandoned as the Companies determined that these investments in the projects are not expected to be recoverable due to environmental regulation changes. The major expenditures being abandoned include permits, surveys, architectural and legal fees and capitalized costs including labor, interest and property taxes.

The following is a summary of the planned residential developments (PRD) being abandoned:

	Total Investment at 10/31/09	Abandonment	Net Investment After Abandonment

Jack Frost Mountain PRD	$1,753,115	$1,528,083	$225,032
Big Boulder Slopeside PRD	158,126	158,126	0
Totals	$1,911,241	$1,686,209	$225,032

7.  LAND:

	10/31/2009	10/31/2008
Land held for investment
Land – Unimproved	$2,776,120	$2,018,687
Land – Commercial rental properties	$4,998,759	6,176,140
	$7,774,879	$8,194,827

Land held for recreation
Land – Golf course	$8,656,154	$8,656,154
Land – Ski areas	37,706	37,706
	$8,693,860	$8,693,860

   In Fiscal 2009, land associated with the commercial rental property in Tannersville, Pennsylvania was reclassed from Land - Commercial Properties to Land – Unimproved ($901,381) because the commercial property was demolished.

8.  DEBT:

Debt as of October 31, 2009 and 2008 consists of the following:

	10/31/09	10/31/08
Mortgage note payable to insurance company, interest fixed at 10.5% payable in monthly installments of $15,351 including interest through Fiscal 2014	$0	$732,149

Mortgage notes payable to bank, interest at LIBOR plus 4.5% (4.78% at August 28, 2009, date of payoff.) Interest-only monthly payments through January 2010.	0	7,000,000

Mortgage notes payable to bank, interest fixed at 6.90% payable in monthly installments of $61,769 including interest through Fiscal 2031.	8,350,731	0

Mortgage notes payable to bank, interest at the bank’s prime rate (3.25% at October 31, 2009) payable in monthly installments of $3,198 through January 2011.	195,074	233,449

Mortgage note payable to bank, interest fixed at 5.59% payable in monthly installments of $44,156 including interest through October 2014.	7,162,461	7,282,667

Mortgage note payable to bank, interest fixed at 6.75% payable in monthly installments of $7,255 including interest through May 2014.	1,043,378	0

Construction, site development, and water/sewer expansion line of credit mortgage note payable to bank, interest at the greater of LIBOR plus 3.5% or 5.5% (5.5% at October 31, 2009) payable in installments due at the closing of each unit within the development through April 2010.	8,883,224	13,050,410

	10/31/09	10/31/08
Revolving line of credit payable to bank, interest at the greater of LIBOR plus 3.5% or 5.5% (5.5% at October 31, 2009) payable on demand.	549,143	2,811,370

Capital lease obligation payable to bank, interest fixed at 6.48%, payable in 48 monthly installments of $5,131 including interest through October 2011.	110,708	163,249
	$26,294,719	$31,273,294

   The Companies have two lines of credit with Manufacturers and Traders Trust Company (the “Bank”) totaling $21,000,000 at October 31, 2009.  The lines are as follows:  a $17,900,000 line of credit mortgage note with sub-limits for construction, site development, and water/sewer expansion and a $3,100,000 revolving line of credit for general operations.

   During Fiscal 2009, the site-development sublimit decreased from $11,000,000 to $6,000,000.  The $7,900,000 construction sub-limit remained the same.  The water and sewer sublimit decreased from $6,100,000 to $4,000,000.  An interest reserve account included in cash held in escrow was established in the amount of $690,000 as security for the payment of interest on the note.  The balance on the interest reserve account is $478,342 at October 31, 2009.  At October 31, 2009, the Companies had utilized $8,883,224 of this line which bears interest at the greater of overnight LIBOR plus 3.5% or the daily 30-day LIBOR plus 3.5%, in all cases at a minimum interest rate of 5.5% (such interest rate was 5.5% at October 31, 2009).

   The $5,000,000 real estate line of credit was relinquished in 2009 due to non-utilization.

   At October 31, 2009 Blue Ridge had utilized $549,143 of the general line of credit, aggregating $3,100,000 which is an on demand line with no expiration date. The general line of credit bears interest at the greater of the overnight LIBOR plus 3.5% or the daily 30-day LIBOR plus 3.5%, with in all cases a minimum interest rate of 5.5% (5.5% at October 31, 2009).

   The weighted average interest rate for the year ended October 31, 2009 was 3.98%.  The loan agreement requires, among other things, that the Companies comply with consolidated debt to worth, debt service coverage and tangible net worth ratios.  The Companies have not met the required debt service coverage ratio at October 31, 2009 and 2008 and have obtained waivers from the Bank for this covenant.

  The site development sub-limit agreement enables the Companies to issue letters of credit in amounts up to $6,000,000.  During the fiscal year ended October 31, 2005, or Fiscal 2005, the Bank agreed to issue, on the Companies’ behalf, an irrevocable standby Letter of Credit to Kidder Township for the purpose of guaranteeing, as required by Kidder Township, completion of the infrastructure improvements to the Boulder Lake Village premises.  On September 12, 2005, the letter of credit was issued in the amount of $3,831,594.  As of October 31, 2009, the Companies have utilized $2,628,657 of the site development sub-limit and the net balance of the letter of credit was $1,202,937.  The amount available on the site development sub-limit as of October 31, 2009 was $907,216.

   During Fiscal 2007, the Companies entered into a letter of credit with the Bank.  The Bank agreed to issue, on the Companies’ behalf, an irrevocable standby Letter of Credit to Kidder Township in amount not to exceed $78,316 for the purpose of guaranteeing completion of the Jack Frost National site development for the temporary clubhouse.  On April 3, 2008, Kidder Township released the original letter of credit back to the Bank and the Companies had utilized $66,656 of the letter of credit.  The Letter of Credit was part of, and reduced availability under the $3,100,000 general operating line of credit.

   On August 28, 2009, the Companies entered into two mortgage and security agreements with Wells Fargo Bank Northwest N.A. totaling $8,378,000.  The $4,038,000 mortgage encumbers certain real property  known as the Walgreens store located in Tom’s River, New Jersey.  A portion of the proceeds equal to $3,010,755 were used to payoff the existing note on the property with State Farm F.S.B.  The $4,340,000 mortgage encumbers certain real property known as the Walgreens store located in White Bear Lake, Minnesota.  A portion of the proceeds equal to $4,014,340 were used to payoff the existing note on the property with State Farm F.S. B.  Both notes have a maturity date of August 15, 2031 and bear interest at a fixed rate of 6.90%.

   On May 22, 2009, the Companies entered into a Deed of Trust and Security Agreement and Real Estate Lien Note with Barbers Hill Bank totaling $1,050,000.  The agreement encumbers certain real property located in Chambers County, Texas.  The property is currently leased to Jack in the Box Eastern Division, L.P.  The note has a maturity date of May 22, 2014 and bears interest at a fixed rate of 6.75%.

    On September 15, 2009, the Companies sold a Wal-Mart store in Laurens, South Carolina and subsequently paid off the outstanding principal balance of $639,102 on a mortgage note payable to NorthMarq Capital.  The property was sold as part of a Section 1031 tax deferred exchange.

   The Companies have a capital lease agreement with the Bank for a modular Pro Shop at Jack Frost National Golf Course.  The capital lease is payable in 48 monthly installments of $5,131 and bears interest at a fixed rate of 6.48%.  The capital lease will be paid in full in October 2011.

   All properties have been pledged as collateral for debt.

 The aggregate amount of long-term debt maturing in each of the five years and thereafter ending subsequent to October 31, 2009, is as follows:  2010 - $9,836,682;  2011 - $551,592;    2012 - $356,430;   2013-$381,041; 2014-$7,800,328;  thereafter $7,368,646.

9.  INCOME TAXES:

   The (credit) provision for income taxes from continuing operations is as follows:

	10/31/09	10/31/08	10/31/07
Currently payable:
Federal	$44,000	($8,000)	$207,000
State	3,000	16,000	1,000
	47,000	8,000	208,000
Deferred:
Federal	30,000	(635,000)	(1,000)
State	(160,000)	36,000	59,000
	(130,000)	(599,000)	58,000
Total	($83,000)	($591,000)	$266,000

   A reconciliation between the amount computed using the statutory federal income tax rate and the actual (credit) provision for income taxes is as follows:

	10/31/09	10/31/08	10/31/07
Computed at statutory rate	$23,000	($638,000)	$135,867
State income taxes, net of federal income tax	(102,000)	34,000	39,000
Nondeductible expenses	0	1,000	1,000
Under accrual of prior year estimate	0	0	90,133
Other	(4,000)	12,000	0
(Credit) provision for income taxes from continuing operations	($83,000)	($591,000)	$266,000

   The components of the deferred tax assets and liabilities as of October 31, 2009 and 2008 are as follows:

	10/31/09	10/31/08
Deferred tax assets:
Accrued expenses	$39,000	$39,000
Deferred income	162,000	228,000
Defined benefit pension	1,421,000	479,000
Asset impairment	1,044,000	0
AMT credit carryforward	368,000	324,000
Net operating losses	2,836,000	3,537,000
Valuation allowance	(1,830,000)	(1,973,000)
Contribution carryforward	0	76,000
Stock options	162,000	146,000
Deferred tax asset	4,202,000	2,856,000

Deferred tax liability,
Depreciation	9,045,000	8,812,000
Land basis	834,000	794,000
	9,879,000	9,606,000

Deferred income tax liability, net	$5,677,000	$6,750,000

   At October 31, 2009, the Companies have $368,000 of Alternative Minimum Tax (AMT) credit carryforward available to reduce future income taxes.  The AMT credit has no expiration date.

   At October 31, 2009, the Companies have available approximately $2,959,000 of federal net operating losses which will expire from 2022 to 2029. The Companies also have state net operating loss carryforwards of approximately $18,314,000 that will expire from 2017 to 2029.  The Companies have recorded a valuation allowance against state net operating losses, which are not expected to be utilized.

   The Companies recognize interest and/or penalties related to income tax matters in income tax expense.

   At October 31, 2009, the Companies have unsettled federal tax returns for Fiscal 2006, 2007 and 2008 and unsettled state tax returns for Fiscal 2006, 2007 and 2008 for the states of Louisiana, Minnesota, New Jersey, Pennsylvania, South Carolina, Texas and Virginia.

10.  PENSION BENEFITS:

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

Weighted Average Assumptions	10/31/09	10/31/08	10/31/07
Discount Rates used to determine net periodic pension cost	8.25%	6.25%	6.00%
Expected long-term rates of return on assets	7.50%	8.50%	8.50%
Rates of increase in compensation levels	4.00%	4.00%	4.00%

Change in Benefit Obligation	10/31/09	10/31/08
Benefit obligation at beginning of year	$4,480,046	$5,189,405
Service cost (net of expenses)	133,037	180,371
Interest cost	352,191	330,580
Actuarial loss or (gain)	2,690,080	(954,048)
Benefits paid	(263,067)	(266,262)
Benefit obligation at end of year	$7,392,287	$4,480,046

Change in Plan Assets	10/31/09	10/31/08
Fair value of plan assets at beginning of year	$3,529,885	$4,588,397
Actual return on plan assets	670,918	(1,195,079)
Employer contributions	362,058	467,392
Benefits paid	(263,067)	(266,262)
Administrative expenses	(100,170)	(64,563)
Fair value of plan assets at end of year	$4,199,624	$3,529,885

Reconciliation of Funded Status of the Plan	10/31/09	10/31/08
Funded status at end of year	($3,192,663)	($950,161)
Unrecognized transition obligation	10,276	13,144
Unrecognized net prior service cost	1,159	1,433
Unrecognized net actuarial loss	3,489,625	1,165,066
Net amount recognized at end of year	$308,397	$229,482

Amounts Recognized in the Combined Balance Sheet	10/31/09	10/31/08
Accrued pension expense	($3,192,663)	($950,161)
Accumulated other comprehensive loss (pre-tax)	3,501,060	1,179,643
Net amount recognized	$308,397	$229,482

Additional Year-End Information for Pension Plan with Accumulated Benefit Obligation in Excess of Plan Assets	10/31/09	10/31/08
Projected benefit obligation	$7,392,287	$4,480,046
Accumulated benefit obligation	$6,866,465	$4,112,264
Fair value of plan assets	$4,199,624	$3,529,885

Amounts Recognized in Accumulated Other Comprehensive Loss	10/31/09	10/31/08
Net actuarial loss	$3,489,625	$1,165,066
Prior service cost	1,159	1,433
Unrecognized net initial obligation	10,276	13,144
Total (before tax effects)	$3,501,060	$1,179,643

Components of Net Periodic Benefit Cost	10/31/09	10/31/08	10/31/07
Service cost	$133,037	$180,371	$176,663
Interest cost	352,191	330,580	305,158
Expected return on plan assets	(265,883)	(393,920)	(341,029)
Amortization of transition obligation	2,868	2,868	2,868
Amortization of prior service cost	274	274	274
Amortization of accumulated gain	60,656	15,488	29,775
Total net periodic benefit cost expense	$283,143	$135,661	$173,709

Other changes in plan assets and benefit obligations recognized in other comprehensive loss	10/31/09
Net loss	$2,285,045
Recognized net actuarial loss	(60,656)
Prior service cost (credit)	0
Recognized prior service (cost) credit	(274)
Recognized net transition (obligation) asset	(2,868)
Total recognized in other comprehensive loss (before tax effects)	$2,221,247

Total recognized in net periodic benefit cost and other comprehensive loss (before tax effects)	$2,504,390

Amounts expected to be recognized into net net periodic cost in the coming year	10/31/09
(Gain)/loss recognition	$258,253
Prior service cost recognition	$274
Net initial obligation/(asset) recognition	$2,868

Estimated Future Benefits Payments	Fiscal Year	Benefits
	2010	$265,727
	2011	$254,742
	2012	$303,565
	2013	$311,286
	2014	$319,913
	2015-2019	$2,091,776

   The Companies expect to contribute $402,121 to the pension plan in fiscal 2010.

   Measurement Date   October 31

Weighted Average Assumptions	For Determination of:
	Benefit Obligations as of October 31, 2009	Benefit Obligations as of October 31, 2008

Discount rate	5.67%	8.25%
Rate of compensation increase	4.00%	4.00%

Weighted-Average Asset Allocations	10/31/09	10/31/08
Asset Category
Equity	59.26%	52.69%
Fixed Income	40.09%	47.22%
Cash Equivalents	.65%	.09%
Total	100.00%	100.00%

   The Companies’ goal is to conservatively invest the plan assets in high-grade securities with a minimum risk of market fluctuation.  Based on the allocation of our assets between equity, fixed income and money market funds, we estimate our long term rate of return to be approximately 7.5%.

11.  LAND IMPROVEMENTS, BUILDING AND EQUIPMENT, NET:

   These assets consist of the following at October 31, 2009 and 2008.

	10/31/2009	10/31/2008
Land improvements	$9,886,192	$9,866,797
Corporate buildings	496,092	496,092
Buildings leased to others	24,764,549	26,278,514
Equipment and furnishings	2,537,836	2,549,979
	37,684,669	39,191,382
Less accumulated depreciation and amortization	11,748,205	11,742,805
	$25,936,464	$27,448,577

12.  ACCRUED LIABILITIES:

   Accrued liabilities consist of the following at October 31, 2009 and 2008.

	10/31/2009	10/31/2008
Payroll	$42,702	$96,231
Security and Other Deposits	44,233	55,086
Professional Fees	54,809	131,774
Insurance Claims	29,721	29,721
Real Estate Taxes	78,583	81,500
Billings in excess of construction costs and estimated earnings	0	62,763
Other	341,217	171,250
	$591,265	$628,325

13.  LEASES:

   The Companies lease land, land improvements and investment properties which are accounted for as operating leases. Rents are reported as income over the terms of the leases as they are earned.  Our shopping center is leased to various tenants for renewable terms averaging 3.99 years with options for renewal.  Information concerning rental properties and minimum future rentals under current leases as of October 31, 2009 is as follows:

		Properties Subject to Lease
		Cost	Accumulated Depreciation
Investment properties leased to others		$24,764,549	$5,109,317
Land and land improvements		25,620,119	4,438,239
Minimum future rentals:
Fiscal years ending October 31:	2010	$1,926,543
	2011	1,897,440
	2012	1,814,076
	2013	1,744,550
	2014	1,641,548
	Thereafter	29,297,556
		$38,321,713

   Thereafter, includes $1,218,000 under a land lease expiring in 2072; $3,927,939 under a net lease for a store expiring in 2024; and $7,683,500 and $8,515,000 under net leases for two stores expiring in December 2035 and August 2036; and $1,250,491 under a net lease for a store expiring in September 2024. There were no contingent rentals included in income Fiscal 2009, 2008 and 2007.  The above information includes rental escalations recognized using straight-line basis.

14.  INVESTMENT IN DIRECT FINANCING LEASES:

   The Companies lease the Jack Frost and Big Boulder ski areas under direct financing leases through 2034.  The leases provide for minimum payments plus scheduled increases based upon the consumer price index, not to exceed 4% in any given year.  Minimum future lease payments due under those leases is as follows:

Year ending October 31:
2010	$256,085
2011	262,487
2012	269,049
2013	275,775
2014	282,669
Thereafter	15,172,264
TOTAL	$16,518,329

   The Companies net investment in direct financing leases consists of the following as of October 31:

	2009	2008
Minimum future lease payments	$8,087,450	$8,417,747
Unguaranteed residual value of lease properties	8,430,879	8,430,879
Gross investment in lease	16,518,329	16,848,626
Unearned income	(8,208,256)	(8,524,368)
Net investment in direct financing leases	$8,310,073	$8,324,258

   Unearned interest income is amortized to income using the interest method.  The scheduled lease increase over the terms of the leases have been accounted for on a straight line basis.

15.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

   The estimated fair values of the Companies' financial instruments are as follows at October 31, 2009 and 2008:

	10/31/09		10/31/08
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
ASSETS:
Cash and cash equivalents	$1,203,449	$1,203,449	$457,142	$457,142
Accounts and mortgages receivable	351,328	351,328	532,167	532,167

LIABILITIES:
Accounts payable	641,504	$641,504	1,264,556	1,264,556
Accrued liabilities	591,265	591,265	628,325	628,325
Amounts due to related parties	7,292	0	48,959	0
Debt	$26,294,719	$24,171,310	31,273,294	31,653,988

   Fair Values were determined as follows:

   Cash and cash equivalents, accounts and mortgages receivable, accounts payable and accrued liabilities:  The carrying amounts approximate fair value because of the short-term maturity of these instruments.

   Amounts due to related parties: Estimating the fair value of these instruments is not practicable because the terms of these transactions could not be duplicated in the market.

   Debt: The fair value of debt is estimated using discounted cash flows based on current borrowing rates available to the Companies for similar types of borrowing arrangements.

   The long-lived assets held for sale with a carrying amount of $4,007,012 were written down to the fair value of $3,441,944 resulting in a impairment of $565,068.  The land and land development costs with a carrying value of $17,971,541 were written down to the fair value of $15,965,609 resulting in an impairment of $2,005,932.  The total impairment of $2,571,000 was included in the earnings for the period.

16.  QUARTERLY FINANCIAL INFORMATION (Unaudited):

      The results of operations for each of the quarters in the last two years are presented below.

	1st	2nd	3rd	4th	Total
Year ended 10/31/09			Adjusted
Operating revenues	$3,169,070	$1,102,283	$3,407,058	$8,218,255	$15,896,666
Operating (loss) profit	(45,747)	(466,491)	(570,890)	1,885,272	802,144
Net (loss) income	(127,258)	(429,853)	(511,192)	1,217,549	149,246
Net (loss) income per weighted average combined share	($0.05)	($0.18)	($0.21)	$0.50	$0.06

	1st	2nd	3rd	4th	Total
Year ended 10/31/08
Operating revenues	$2,249,752	$2,456,096	$2,666,832	$2,785,433	$10,158,113
Operating loss	(396,137)	(331,278)	(279,099)	(185,882)	(1,192,396)
Net loss	(385,496)	(322,300)	(293,740)	(284,094)	(1,285,630)
Net loss per weighted average combined share	($0.16)	($0.13)	($0.12)	($0.11)	($0.52)

     The quarterly results of operations for Fiscal 2009 and 2008 reflect the impact of land dispositions that occur from time to time during the period and do not follow any pattern during the fiscal year.

     During the fourth quarter of Fiscal 2009, the Companies recorded an impairment charge of $2,571,000 on the Companies’ assets whose carrying costs were determined to be in excess of fair value and are not expected to be recoverable.  It has been determined that $2,254,500 of this impairment charge is applicable to the three month period ended July 31, 2009.  Had this impairment been recognized as of July 31, 2009, and for the nine months then ended, net income of $419,197 as originally reported would have been a net loss of ($1,068,303).  The basic and diluted earnings per share of $0.17 as originally reported for the nine months ended July 31, 2009, would be a loss per share of ($0.44).  The tax provision of $216,000 as originally reported would have been a tax benefit of ($551,000).  The third quarter information for fiscal year ended 10/31/09 above has been adjusted to reflect the impairment.  The effect on the previously reported net income for the third quarter of Fiscal 2009 was a decrease of $1,487,500 and the operating profit was reduced by $2,254,500.

17.  BUSINESS SEGMENT INFORMATION:

   The following information is presented in accordance with the accounting pronouncement regarding disclosures about segments of an enterprise and related information".  The Companies' business segments were determined from the Companies' internal organization and management reporting, which are based primarily on differences in services.

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

   Funds expended to date for real estate development have been primarily for home construction in Laurelwoods II and Boulder Lake Village.  Construction of four duplex homes in Laurelwoods II has been completed as well as several condominium units within Building J at Boulder Lake Village on Big Boulder Lake, an 18-unit condominium.  Other expenditures for all development projects in the planning phases include fees for architects, engineers and consultants, studies and permits.

	10/31/09	10/31/08	10/31/07
Revenues from continuing operations:
Real estate management/rental operations	$3,906,425	$7,295,283	$9,695,116
Summer recreation operations	725,015	629,314	580,328
Land resource management	11,265,226	2,233,516	5,310,518
	$15,896,666	$10,158,113	$15,585,962

Operating profit (loss), excluding general and administrative expenses:
Real estate management/rental operations	$717,407	$726,450	$1,403,552
Summer recreation operations	(636,561)	(1,098,481)	(502,522)
Land resource management	2,360,605	420,662	1,581,006
	$2,441,451	$48,631	$2,482,036

General and administrative expenses:
Real estate management/rental operations	$402,841	$891,272	$865,822
Summer recreation operations	74,766	76,884	51,367
Land resource management	1,161,700	272,871	470,052
	$1,639,307	$1,241,027	$1,387,241
Interest and other income, net:
Real estate management/rental operations	$316,083	$298,379	$303,648
Summer recreation operations	1,662	2,133	2,160
Land resource management	11,179	19,703	36,767
	$328,924	$320,215	$340,575

Interest expense:
Real estate management/rental operations	$974,752	$890,498	$979,791
Summer recreation operations	9,036	12,324	0
Land resource management	81,034	101,627	55,970
	$1,064,822	$1,004,449	$1,035,761

Income (loss) from continuing operations before income taxes	$66,246	($1,876,630)	$399,609

   For the fiscal years ended October 31, 2009, 2008, and 2007, no one customer represented more than 10 % of total revenues.

   Identifiable assets, net of accumulated depreciation at October 31, 2009, 2008, and 2007 and depreciation expense and capital expenditures for the years then ended by business segment are as follows:

		Depreciation and
	Identifiable	Amortization	Capital
October 31, 2009	Assets	Expense	Expenditures
Real estate management/rental operations	$36,448,507	$912,294	$51,220
Summer recreation operations	13,709,584	348,258	8,684
Land resource management	22,482,577	34,067	5,402
Other corporate	318,713	96,534	10,667
Total	$72,959,381	$1,391,153	$75,973

		Depreciation and
	Identifiable	Amortization	Capital
October 31, 2008	Assets	Expense	Expenditures
Real estate management/rental operations	$37,449,295	$941,367	$177,462
Summer recreation operations	13,835,375	318,640	103,906
Land resource management	27,345,448	49,103	97,206
Other corporate	403,498	99,203	112,907
Total	$79,033,616	$1,408,313	$491,481

		Depreciation and
	Identifiable	Amortization	Capital
October 31, 2007	Assets	Expense	Expenditures
Real estate management/rental operations	$39,374,646	$865,243	$772,399
Summer recreation operations	13,828,002	163,902	635,139
Land resource management	22,489,162	53,240	64,374
Other corporate	389,316	96,229	83,043
Total	$76,081,126	$1,178,614	$1,554,955

All asset impairments and abandonments in Fiscal 2009 relate to the land resource management segment

18.  CONTINGENT LIABILITIES:

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

19.  RELATED PARTY TRANSACTIONS:

   Kimco Realty Services, Inc., or Kimco, is our controlling shareholder and Kimco Realty Corporation, the parent company of Kimco, is presently providing consulting services to us.  The services are focused on land development, acquisitions and disposals.  Kimco was paid $100,000 in consulting fees, in each of Fiscal 2009, 2008 and 2007.

   Kimco Realty Corporation serves as the management company for the Coursey Commons Shopping Center, Baton Rouge, Louisiana, effective June 2004.  A wholly owned subsidiary of Kimco Realty Corporation, KRC Property Management I, Inc., receives a fixed monthly fee of 4.5% of rental income on store leases.  During Fiscal 2009 and 2008, that subsidiary received $42,747 and $46,483, respectively for management fees earned on the shopping center.

   Michael J. Flynn, the Chairman of our board of directors, was also the President, Chief Operating Officer and

Vice Chairman of the board of directors of Kimco Realty Corporation during Fiscal 2008.  Effective December 31, 2008, Mr. Michael Flynn retired from Kimco Realty Corporation.  Mr. Michael Flynn received an annual fee of $17,500 in each of Fiscal 2009, 2008 and 2007.  In addition, Mr. Patrick M. Flynn, who serves as one of our directors and is our President and Chief Executive Officer, is the Managing Director of Real Estate at Kimco Realty Corporation.  Mr. Patrick Flynn received bonuses of $100,000 in Fiscal 2009 and $50,000 each in fiscal 2008 and Fiscal 2007.  Finally, Mr. Milton Cooper, who serves as one of our directors, also serves as Chief Executive Officer and Chairman of the board of directors of Kimco Realty Corporation.

   Amounts due to the above related parties total $7,292 at October 31, 2009 and $48,959 at October 31, 2008.

20.  STOCK OPTIONS and CAPITAL STOCK:

   During Fiscal 2007, five corporate officers were granted stock options to purchase a total of 21,500 shares, which options vest over three years and expire in March 2012. During Fiscal 2008 and Fiscal 2009, no stock options were issued or exercised.

   Option activity during Fiscal 2009, 2008 and 2007 is as follows:

	10/31/09		10/31/08		10/31/07
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year:	64,600		64,600	$36.93	50,500	$35.62
Granted	0		0	0	21,500	$39.00
Exercised	0		0	0	(7,400)	$34.00
Canceled	0		0	0	0
Outstanding at year-end	64,600	$36.93	64,600	$36.93	64,600	$36.93

Options exercisable at year-end	61,614	$36.83	52,655	$36.50	34,738	$35.97

Option price range	$34.00-$39.00		$34.00-$39.00		$34.00-$39.00
Weighted average fair value of options granted during year	0		0		$6.57
Weighted average grant date fair value of options granted during year	0		0		$14.46
Weighted average remaining contractual life (in years)	1.4		2.4		3.4

   Activity related to non-vested options for the year ended October 31, 2009 is as follows:

	Shares	Weighted Average Grant Date Fair Value Price
Non-vested at beginning of year:	11,945	$7.87
Granted	0	0
Vested	8,959	$9.87
Non-vested at year-end	2,986	$1.86

   The total intrinsic value of options exercised during Fiscal 2009, 2008 and 2007 is $0, $0 and $251,600, respectively.  The Companies expect to recognize compensation expense related to non-vested awards totaling $5,889 over the next year based on graded average vesting.

   The Companies’ policy regarding the exercise of options is that optionees utilize an independent broker to manage the transaction, whereby the broker sells the exercised shares on the open market.

21.  PER SHARE DATA:

Earnings per share (“EPS”) is based on the weighted average number of common shares outstanding during the period.  Diluted EPS assumes weighted average options have been exercised to purchase shares of common stock in Fiscal 2009, 2008 and 2007, net of assumed repurchases using the treasury stock method. Certain unexercised stock options to purchase shares of the Companies’ common stock were excluded from the dilutive calculation for Fiscal 2009, 2008 and 2007 due to the exercise price of the options being greater than the market price of the Companies’ common stock.

Weighted average basic and diluted shares, taking into consideration shares issued, weighted average options used in calculating EPS and treasury shares repurchased, for Fiscal 2009, 2008 and 2007 are as follows:

	10/31/09	10/31/08	10/31/07
Weighted average combined shares of common stock outstanding used to compute basic earnings per combined share	2,450,424	2,450,424	2,447,957
Additional combined common shares to be issued assuming exercise of stock options, net of combined shares assumed reacquired	0	0	0
Combined shares used to compute dilutive effect of stock option	2,450,424	2,450,424	2,447,957

Basic earnings (loss) per weighted average combined share from continuing operations is computed as follows:

	10/31/09	10/31/08	10/31/07
Net income (loss) before discontinued operations	$149,246	($1,285,630)	$133,609
Weighted average combined shares of common stock outstanding	2,450,424	2,450,424	2,447,957
Basic earnings (loss) per weighted average combined share	$0.06	($0.52)	$0.05

Diluted earnings (loss) per weighted average combined share from continuing operations is computed as follows:

	10/31/09	10/31/08	10/31/07
Net income (loss) before discontinued operations	$149,246	($1,285,630)	$133,609
Combined shares used to compute dilutive effect of stock option	2,450,424	2,450,424	2,447,957
Basic earnings (loss) per weighted average combined share	$0.06	($0.52)	$0.05

22.  SUBSEQUENT EVENTS:

The Companies’ have evaluated subsequent events which have occurred after October 31, 2009 through February 22, 2010.

Report of Independent Registered Public Accounting Firm

Boards of Directors and Shareholders Blue Ridge Real Estate Company and Big Boulder Corporation

We have audited the accompanying combined balance sheet of Blue Ridge Real Estate Company and Subsidiaries and Big Boulder Corporation and Subsidiaries as of October 31, 2009, and the related combined statements of operations, changes in shareholders' equity, and cash flows for the year ended October 31, 2009. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Companies are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Companies' internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Blue Ridge Real Estate Company and Subsidiaries and Big Boulder Corporation and Subsidiaries at October 31, 2009, and the results of their operations and their cash flows for the year ended October 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/Kronick Kalada Berdy & Co., P.C.

February 22,2010

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