Form 10-K, Exhibit 13
period 2010-10-31
BLUE RIDGE REAL ESTATE CO
filed 2011-01-31
CIK 12779

Exhibit 13.1

PORTIONS OF 2010 ANNUAL REPORT TO SHAREHOLDERS

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

COMBINED SUMMARY OF SELECTED FINANCIAL DATA

	10/31/10	10/31/09	10/31/08	10/31/07	10/31/06
Revenues from continuing operations	$5,887,230	$15,896,666	$10,158,113	$15,585,962	$13,329,620
Net (loss) income from continuing operations	($3,409,080)	$149,246	($1,285,630)	$133,609	($420,058)
Net (loss) income from continuing operations per combined share	($1.39)	$0.06	($0.52)	$0.05	($0.17)
Net (loss) income	($3,409,080)	$149,246	($1,285,630)	$186,227	$2,831,280
Net (loss) income per combined share	($1.39)	$0.06	($0.52)	$0.08	$1.17
Cash dividends per combined share	$0	$0	$0	$0	$0
Combined shares outstanding	2,450,424	2,450,424	2,450,424	2,450,424	2,443,024
Total assets	$70,257,390	$72,959,381	$79,033,616	$76,081,126	$71,814,454
Debt	$28,947,454	$26,294,719	$31,273,294	$26,465,930	$22,030,700
Shareholders' equity	$32,797,583	$35,831,330	$37,022,179	$38,586,859	$37,845,397

FINANCIAL SECTION

Page

Quarterly Financial Information (Unaudited)

3

Stock and Dividend Information

4

Management’s Discussion and Analysis of Financial Condition and Results of Operations

6

Combined Balance Sheets

17

Combined Statements of Operations

18

Combined Statements of Changes in Shareholders’ Equity

19

Combined Statements of Cash Flows

21

Notes to Consolidated Financial Statements

22

Reports of Independent Registered Public Accounting Firms

42

QUARTERLY FINANCIAL INFORMATION (Unaudited):

   The results of operations for each of the quarters in Fiscal 2010 and Fiscal 2009 years are presented below.

	1st	2nd	3rd	4th	Total
Year ended 10/31/10
Operating revenues	$1,164,508	$1,055,356	$2,232,695	$1,434,671	$5,887,230
Operating loss	(534,050)	(576,771)	(692,980)	(2,554,385)	(4,358,186)
Net loss	(499,328)	(544,719)	(635,300)	(1,729,733)	(3,409,080)
Net loss per weighted average combined share	($0.20)	($0.22)	($0.26)	($0.71)	($1.39)

	1st	2nd	3rd	4th	Total
Year ended 10/31/09			Adjusted
Operating revenues	$3,169,070	$1,102,283	$3,407,058	$8,218,255	$15,896,666
Operating (loss) profit	(45,747)	(466,491)	(570,890)	1,885,272	802,144
Net (loss) income	(127,258)	(429,853)	(511,192)	1,217,549	149,246
Net (loss) income per weighted average combined share	($0.05)	($0.18)	($0.21)	$0.50	$0.06

   The quarterly results of operations for Fiscal 2010 and 2009 reflect the impact of land dispositions that occur from time to time during the period and do not follow any pattern during the fiscal year.

   During Fiscal 2009, the Companies recorded an impairment charge of $2,571,000 on the Companies’ assets with carrying costs determined to be in excess of fair value and not expected to be recoverable.  Of the total $2,571,000 impairment charge, $565,068 resulted from long-lived assets held for sale with a carrying amount of $4,007,012 being written down to the fair value of $3,441,944, and $2,005,932 resulted from land and land development costs with a carrying value of $26,627,695 being written down to the fair value of $24,621,763.  The total impairment of $2,571,000 was included in the earnings for Fiscal 2009 and the Companies determined that $2,254,500 of this impairment charge was applicable to the three month period ended July 31, 2009.

STOCK AND DIVIDEND INFORMATION

   Market Price of Common Stock

   Our common stock is quoted on the OTC Bulletin Board under the symbol “BLRGZ.”  There has been a limited and sporadic trading market for our common stock.  Our management does not believe such limited activity constitutes an established public trading market.  As of January 28, 2011, we had 358 holders of record of our common stock.

   The following table sets forth the high asked and low bid price quotations as reported on the monthly statistical reports of the National Association of Securities Dealers, Inc. for each quarter of Fiscal 2010 and 2009. No dividends were paid on common stock in either period.

Fiscal Year 2010	HIGH	LOW
	ASKED	BID
First Quarter	11.00	8.25
Second Quarter	10.03	8.00
Third Quarter	9.00	7.35
Fourth Quarter	8.25	5.99

Fiscal Year 2009	HIGH	LOW
	ASKED	BID
First Quarter	12.70	6.09
Second Quarter	7.00	5.50
Third Quarter	8.50	7.00
Fourth Quarter	9.00	7.25

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

STOCK PERFORMANCE GRAPH

The following graph compares the percentage change in the cumulative total shareholder return on our common stock during the Companies’ five fiscal years ended October 31, 2010 to the cumulative total return of the NASDAQ Composite Index and the PHLX Housing Sector (HGX) Index during such period.

Our management has determined that it is appropriate to compare the Companies’ cumulative total shareholder return with the cumulative total return of the PHLX Housing Sector (HGX) Index, which is an index composed of 20 smaller companies whose primary lines of business are directly associated with the U.S. housing construction market.

The comparison assumes that $100 was invested at the beginning of such period in the Companies’ shares of common stock, in the NASDAQ Composite Index and in the PHLX Housing Sector (HGX) Index and assumes the reinvestment of any dividends.

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

We own 14,141 acres of land in Northeastern Pennsylvania along with 15 acres of land in various other states.  Of these land holdings, we have designated 3,433 acres as held for development.  It is expected that all of our planned developments will be subdivided and sold as parcels of land, while others will be developed into single and multi-family housing.

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

Due to the sustained weakness of the housing market nationwide, the Companies continue to monitor the progress of residential home sales within the Northeast region.  Although we are continuing construction of Phase I and II of the Laurelwoods II Community of single family and multi-family homes and a condominium project known as Boulder Lake Village, no new residential development projects will be started until the market stabilizes.

For Fiscal 2011, we intend to continue selective sales of land, some of which may be treated as Section 1031 tax deferred exchanges under the Internal Revenue Code.

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

We also generate revenue through the selective timbering of our land.  We rely on the advice of our forester, who is engaged on a consulting basis and who receives a commission on each stumpage contract, for the timing and selection of certain parcels for timbering.  Our forester gives significant attention to protecting the environment and retaining the value of these parcels for future timber harvests.  Our forester has completed an inventory of our timber resources to aid us in considering valuations before entering into future timber agreements.

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

Recent Developments

On October 22, 2010, the Companies (the “Borrowers”) entered into a Sixth Loan Modification Agreement and Allonge with Manufacturers and Traders Trust (the “Bank”) to extend the Amended and Restated Construction and Site Development Line of Credit Mortgage Note until September 30, 2012. Under the terms of the Sixth Modified Loan Agreement, the Bank and the Borrowers agreed to decrease the Borrowers’ available line of credit by an aggregate of $8,900,000, to a maximum principal amount of $9,000,000.  As a result, the Construction Sub Loan decreased from $7,900,000 to $4,400,000, the Site Development Sub Loan decreased from $6,000,000 to $4,600,000 and the Sewer and Water Sub-Loan in the amount of $4,000,000 was relinquished due to non-utilization.

We are currently offering for sale homes in our Laurelwoods II community and our Boulder Lake Village Condominium development overlooking Big Boulder Ski Resort located in Lake Harmony, Pennsylvania. In Phase I of the Laurelwoods II community, we have completed construction on 22 single family homes, all of which have been sold.  We have received municipal approval for the construction of 44 duplex and 22 single units in Phase II of our Laurelwoods II community, and we have completed the construction of eight of the duplex units.  Four of these completed units have been sold and the four other units are in inventory.  We have also received municipal approval for the construction of 144 condominium units in our Boulder Lake Village Condominium development.  Boulder Lake Village “Building J” is comprised of 18 condominium units, and we have completed construction on 14 of these units.  Three of these completed units have been sold, one unit has been decorated as a model, one unit accommodates a sales office and nine are held in inventory.  The remaining four condominium units are expected to be completed during Fiscal 2011.  Our management has made the decision not to begin construction on any additional planned homes or units until the housing market recovers.

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

Effective July 15, 2010, the Companies’ sponsored defined benefit pension plan was amended such that future benefit accruals ceased effective August 31, 2010.  Financial information about the defined benefit pension plan can be found in Note 7 of our Combined Financial Statements.  The accounting for pension benefits is determined by specialized accounting and actuarial methods using numerous estimates, including discount rates, expected long-term investment returns on plan assets, employee turnover, mortality and retirement ages, and future salary increases.  Changes in these key assumptions can have a significant effect on the pension plan’s impact on the Companies’ financial statements.  We engage the services of an independent actuary and investment consultant to assist us in determining these assumptions and in the calculation of pension income.  The plan is currently underfunded and accordingly the Companies have made contributions of $402,126 and $362,058 in Fiscal 2010 and Fiscal 2009, respectively.  The Companies expect to contribute $703,450 to the pension plan in Fiscal 2011.  The Companies also have in place a 401K pension plan available to all full time employees.  Effective August 1, 2010, the Companies match 50% of employee salary deferral contributions up to 3% of their pay for each payroll period.

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

Results of Operations

FISCAL 2010 VERSUS FISCAL 2009

Net Income

   For Fiscal 2010, we reported a net loss of ($3,409,080), or ($1.39) per combined share, as compared with a net income of $149,246, or $0.06 per combined share for Fiscal 2009.

Revenues

   Combined revenue of $5,887,230 in Fiscal 2010 represents a decrease of $10,009,436, or 63%, compared to $15,896,666 for Fiscal 2009. Real Estate Management Operations/Rental Operations revenue decreased $576,208, or 15%, compared to Fiscal 2009.  Land Resource Management revenue decreased $9,433,228, or 79% compared to Fiscal 2009.

Real Estate Management/Rental Operations

   The Real Estate Management Operations/Rental Operations revenue was $3,330,217 in Fiscal 2010 as compared to $3,906,425 in Fiscal 2009, which represented in a decrease of $576,208, or 15%. This was primarily attributable to a decrease in new home construction revenue resulting from management’s decision to stop accepting new home construction contracts as of July 1, 2008. For Fiscal 2010, there were no new homes under construction as compared to two new homes under construction in Fiscal 2009.

Land Resource Management

   Land Resource Management revenue was $2,557,013 in Fiscal 2010 as compared to $11,990,241 for Fiscal 2009, a decrease of $9,443,228, or 79%. This is primarily attributable to four land sales in Fiscal 2010 totaling $336,750 as compared to six land sales in Fiscal 2009 totaling $8,167,000, a decrease of $7,830,250, or 97%. In Fiscal 2009 there were two separate land sale transactions in June 2009 and August 2009 to The Conservation Fund of 2,699 acres of land for an aggregate sale price of $6,875,000. In September 2009, we also sold a commercial property in Laurens, South Carolina for the sale price of $1,275,000. In Fiscal 2010, new home sales consisted of three single family residences ($873,575) and one condominium in the Boulder Lake Village development ($320,000) totaling $1,193,575 as compared to Fiscal 2009 new home sales of three single family residences ($985,590), three duplex units ($1,362,596) in the Laurelwoods II community and one condominium unit in the Boulder Lake Village development ($472,000), totaling $2,820,546 for a decrease of $1,626,971, or 58%.

Operating Costs

   Real Estate Management/Rental Operations

   Operating costs associated with Real Estate Management Operations/Rental Operations for Fiscal 2010 were $2,194,711 as compared to $3,178,375 for Fiscal 2009, which represents a decrease of $983,664, or 31%. For Fiscal 2010, construction costs of $77,428 and operating expenses of $113,134 for residual work on existing residential housing units as compared to Fiscal 2009 construction costs of $615,245 and operating expenses of $360,430 on two residential housing units, a decrease of $785,112, or 80%. This was primarily attributable to a decrease in new home construction resulting from management’s decision to stop accepting new home construction contracts as of July 1, 2008. For Fiscal 2010, there were no additional homes under construction as compared to two homes under construction in Fiscal 2009.  All outstanding construction contracts have been substantially completed.

   Land Resource Management

   Operating costs associated with Land Resource Management for Fiscal 2010 were $5,612,485 compared to $10,266,197 for Fiscal 2009, a decrease of $4,653,712, or 45%. This decrease is primarily the result of asset abandonments totaling $0 in Fiscal 2010 as compared to $1,686,209 for Fiscal 2009 and asset impairments in Fiscal 2010 totaling $2,376,000 as compared to $2,518,000 for Fiscal 2009. The abandonment expense is the result of various capital projects written off due to changes in the economic climate and changes in governmental regulations which management believes make the development projects economically unfeasible. The impairment expense is the result of various asset carrying values in excess of fair market value that may not be recoverable.  The fair market value is determined using numerous estimates, including discount rates, sales prices and sale dates.  Changes in these key assumptions can have a significant effect on the fair market value of these assets and thus an impact on the Companies’ financial statements.  We engaged the services of an independent specialist to assist us in determining these assumptions and the calculation of fair values.  Additionally, the decrease in land resource management operating costs in Fiscal 2010 was also impacted by the decrease in construction costs related to the single family residential units and duplex units at Laurelwoods and the Boulder Lake Village condominium. Construction costs for Fiscal 2010 were $842,313 compared to $2,014,162 for Fiscal 2009, a decrease of $1,171,849, or 58%. For Fiscal 2010, three single family residential units and one condominium unit were sold as compared to three single family residential units, three duplex units and one condominium unit sold in Fiscal 2009. Correspondingly, the operating and sales expenses also decreased $104,747, or 12%. These operating and sales expenses primarily related to closing costs ($78,817), commissions ($79,619), advertising ($34,159), and professional fees ($22,255) and were offset by increases to interest expense ($66,123) and holding costs ($8,301). The cost of sales for land and buildings for Fiscal 2010 was $241,639 compared to $1,703,344 for Fiscal 2009, a decrease of $1,461,705, or 86%. This decrease was attributable to two land sale transactions to The Conservation Fund in June 2009 and August 2009 ($527,739) and the sale of the commercial property in Laurens, South Carolina in September 2009 ($1,175,585).

   General and Administration

   General and administration costs for Fiscal 2010 were $2,438,220, as compared with $1,639,307 for Fiscal 2009, which represents an increase of $797,913, or 49%. This increase was primarily the result of a $251,707 increase in salary expense as a result of no longer capitalizing salaries, $330,620 increase in pension expense, resulting from reduced investment returns, and an increase of $211,110 in professional fees related to regulatory reporting requirements.

Other Income (Expense)

   Interest and other income was $340,548 in Fiscal 2010, as compared to $328,924 in Fiscal 2009, an increase of $11,624, or 4%.  This increase was the result of a loss from the disposal of an asset occurring in Fiscal 2009 as the asset was no longer available for use.

   Interest expense for Fiscal 2010 was $1,364,442 as compared to $1,064,822 for Fiscal 2009, an increase of $299,620, or 28%. This increase was primarily attributable to a $283,095 increase in interest expense associated with four commercial investment properties, of which $209,643 was a result of the refinancing in Fiscal 2009 of the debt related to two of these commercial investment properties. The previous financing for these two commercial investment properties was in short-term notes with interest only payments due until maturity. On August 28, 2009, we replaced the debt on both of these properties with long-term financing.  These increases were offset by a $11,689 reduction in interest expense relating to two completed units in the Laurelwoods II community which were sold in Fiscal 2010.

Tax Rate

   The effective tax rate for income taxes (benefit) was 37% in Fiscal 2010 as compared to (126%) in Fiscal 2009.  The rate is different than the United States Federal statutory rate of 34% primarily due to the impact of state income taxes and non-deductible expenses.

Results of Operations

FISCAL 2009 VERSUS FISCAL 2008

Net Income

   For Fiscal 2009, we reported a net income of $149,246, or $0.06 per combined share, as compared with a net loss of $1,285,630, or ($0.52) per combined share for Fiscal 2008.

Revenues

   Combined revenue of $15,896,666 represents an increase of $5,738,553, or 56%, compared to $10,158,113 for Fiscal 2008.   Real Estate Management Operations/Rental Operations revenue decreased $3,388,858, or 46%, compared to Fiscal 2008. Land Resource Management revenue increased $9,127,411, or 319%.

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

Land Resource Management

   In Fiscal 2009, Land Resource Management had revenue of $11,990,241 compared to $2,862,830 for Fiscal 2008, an increase of $9,127,411, or 319%. This is primarily attributable to two separate land sale transactions in June 2009 and August 2009 to The Conservation Fund of 2,699 acres of land in total for an aggregate sale price of $6,875,000. In September 2009, we also sold a commercial property in Laurens, South Carolina for $1,275,000. During Fiscal 2009, revenue from new homes sales included the sale of three single family residences ($985,590), three duplex units ($1,362,596) in Laurelwoods II community and one condominium unit in the Boulder Lake Village development ($472,000) These seven home sales totaled $2,820,546 as compared to two home sales in the Laurelwoods II community in Fiscal 2008 which totaled $703,788, for an increase of $2,116,758, or 301%. Jack Frost National Golf Course’s green and cart fees for Fiscal 2009 increased by $121,468, or 27%, due to increased golf rounds played. This increase was offset by a reduction in membership revenue.  Membership revenue for Fiscal 2009 was $42,761 compared to $79,095 in Fiscal 2008, a decrease of $35,335, or 45%.

Operating Costs

   Real Estate Management/Rental Operations

   Operating costs associated with Real Estate Management Operations/Rental Operations for Fiscal 2009 were $3,178,375, as compared to $6,514,022 for Fiscal 2008, which represents a decrease of $3,335,647, or 51%. For Fiscal 2009, construction costs were $615,245 and operating expenses were $360,429 on two residential housing units as compared to Fiscal 2008 construction costs of $3,175,536 and operating expenses of $918,277 on eight residential housing units, resulting in a decrease of $3,171,139, or 77%. This was primarily attributable to a decrease in new home construction resulting from management’s decision to stop accepting new home construction contracts as of July 1, 2008. For Fiscal 2009, there were two homes under construction as compared to eight homes under construction in Fiscal 2008. As of October 31, 2009, all outstanding construction contracts have been substantially completed.

   Land Resource Management

   Operating costs associated with Land Resource Management for Fiscal 2009 were $8,904,621 compared to $1,812,854 for Fiscal 2008, an increase of $7,091,767, or 391%. This increase is primarily the result of asset abandonments totaling $1,686,209 in Fiscal 2009 as compared to $0 for Fiscal 2008 and asset impairments in Fiscal 2009 totaling $2,571,000 as compared to $0 for Fiscal 2008. The abandonment expense is the result of various capital projects being written off due to changes in the economic climate and changes in governmental regulations which management believes make the development projects economically unfeasible. The impairment expense is the result of various asset carrying values in excess of fair market value that may not be recoverable.  The fair market value is determined using numerous estimates, including discount rates, sales prices and sale dates.  Changes in these key assumptions can have a significant effect on the fair market value of these assets and thus an impact on the Companies’ financial statements.  We engaged the services of an independent specialist to assist us in determining these assumptions and the calculation of fair values.  Additionally, the increase in land resource management costs was due to increased construction costs related to the single family residential units and duplex units at Laurelwoods and the Boulder Lake Village condominium. Construction costs for Fiscal 2009 were $2,014,162 compared to $513,162 for Fiscal 2008, an increase of $1,501,000, or 293%. For Fiscal 2009, three single family residential units, three duplex units and one condominium unit were sold as compared to two single family residential units sold in Fiscal 2008. Correspondingly, the operating and sales expenses also increased $395,669, or 84%. These were primarily related to closing costs ($96,259), commissions ($104,538), salaries ($68,501), professional fees ($60,210), interest expense ($32,497) and holding costs ($32,634). The cost of sales for land and buildings for Fiscal 2009 was $1,703,344 compared to $559,495 for Fiscal 2008, an increase of $1,143,849, or 33%. This was attributable to two land sale transactions to The Conservation Fund in June 2009 and August 2009 ($527,739) and the sale of the commercial property in Laurens, South Carolina in September 2009 ($1,175,585). Operating costs associated with the Jack Frost National Golf Course for Fiscal 2009 were $1,361,576 compared to $1,727,795 for Fiscal 2008, which represents a decrease of $366,219, or 21%. These decreases were primarily related to a decrease in salaries and wages ($134,866), repairs and maintenance ($80,329), advertising ($45,594), and supplies and services ($42,764). During Fiscal 2008, the Jack Frost National Golf Course also experienced significant water run off damage and had areas that were still considered to be in a grown-in phase.

   General and Administration

   General and administration costs for Fiscal 2009 were $1,639,307, as compared with $1,241,027 for Fiscal 2008, which represents an increase of $398,280, or 32%. This is primarily the result of increased salary expense ($110,819) due to a reduction in capitalized salaries, increased pension expense ($117,986), the result of reduced investment returns and the discontinuance of the corporate service fee in Fiscal 2009 that previously reclassed certain general and administrative costs to the various operating divisions of the company ($161,988).

Other Income (Expense)

   Interest and other income was $328,924 in Fiscal 2009, as compared to $320,215 in Fiscal 2008, an increase of $8,709, or 3%.  This increase is primarily attributable to interest income from the financing of the Jack Frost sewage treatment plant expansion for the Jack Frost Mountain ski area.

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

Tax Rate

   The effective tax rate for income taxes (benefit) was (126%) in Fiscal 2009 as compared to 31% in Fiscal 2008.  The rate is different than would be expected due primarily to the effect of state income taxes. The 31% rate in Fiscal 2008 is lower than what would be expected based on statutory rates due primarily to not recognizing a benefit for the state tax loss.

Liquidity and Capital Resources:

   The Combined Statement of Cash Flows reflects net cash used in operating activities of $847,826 for Fiscal 2010, net cash provided by operating activities of $5,535,364 for Fiscal 2009 and net cash used in operating activities of $4,379,345 for Fiscal 2008.  The increase in net cash used in operating activities for Fiscal 2010 was primarily attributable to a reduction in land sales as compared to Fiscal 2009.

   Material non-recurring cash items during the past three years include the sale of 2,699 acres of land, to The Conservation Fund for $6,875,000 in Fiscal 2009 and the sale of 46.7 acres in Kidder Township for $466,880 in Fiscal 2008.

   On February 25, 2010, the Companies entered into a Deed of Trust and Security Agreement and Purchase Money Promissory Note (the “Grove Note”) with The Stephen A. Grove Descendants Trust in the amount of $670,000, which encumbers certain real property owned by Blue Ridge located in Fort Collins, Colorado.  This property is currently leased to AmRest, LLC d/b/a Applebee’s. The Grove Note has a term of five years and requires monthly payments in the amount of $3,908.33 beginning March 1, 2010 and ending February 28, 2015, at which time the remaining principal balance and all interest accrued shall become due and payable. The interest rate is fixed at 7.00%.

   On July 29, 2010 the Companies entered into a Loan Agreement (the “Loan”) and Term Note (“the Note”) with Manufacturers and Traders Trust Company (the “Bank”) in the amount of $2,600,000.  The principal amount of the Loan is to be paid in full on July 29, 2011.  Interest is due and payable on a monthly basis and accrues at a variable rate equal to the greater of (a) 3.50 percentage points above one-month LIBOR or (b) 5.25%.  The Loan is secured by (a) open-end mortgages (the “Mortgages”), granted by the Companies, on all of the Borrowers’ right, title and interest in and to the land and improvements at Jack Frost Mountain Ski Area and Big Boulder Ski Area, both of which are located in Kidder Township, Carbon County, Pennsylvania; (b) a first priority perfected security interest in all non-real estate assets of each of the Borrowers; and (c) the unlimited and unconditional guaranty and suretyship of Kimco Realty Corporation, the Companies’ majority shareholder.  The Companies were also required to place $500,000 in the existing interest reserve account as security for the payment of interest.  The proceeds of the Loan will be used to complete construction of certain residential units and for other working capital purposes.

  On May 22, 2009, the Companies entered into a Deed of Trust and Security Agreement and Real Estate Lien Note with Barbers Hill Bank, a branch of Anahuac National Bank, in the amount of $1,050,000, which encumbers certain real property owned by Blue Ridge located in Chambers County, Texas.  This property is currently leased to Jack in the Box Eastern Division, L.P. The loan has a term of five years and requires monthly payments in the amount of $7,255 beginning June 22, 2009 and ending May 22, 2014, at which time the remaining principal balance and all interest accrued shall become due and payable.  The proceeds of the loan are being used to fund the completion of Building J of the Boulder Lake Village condominium project and general operations.  The interest rate is fixed at 6.75%.

   On August 28, 2009, Blue Ridge, through its wholly owned subsidiary, Blue Ridge WNJ, LLC, entered into a mortgage and security agreement and a $4,038,000 Senior Secured Note with Wells Fargo Bank Northwest, N.A.  The Note is secured by the mortgage, which encumbers certain real property known as the Walgreens Store located in Dover Township, Ocean County, New Jersey.  A portion of the proceeds of the loan were used to pay off the existing note outstanding with State Farm Bank, which previously encumbered the New Jersey Walgreens property.  The loan requires monthly interest and principal payments beginning September 15, 2009 and ending August 15, 2031.  The interest rate is fixed at 6.90%.

   On August 28, 2009, Blue Ridge, through its wholly owned subsidiary, Blue Ridge WMN, LLC, entered into a mortgage and security agreement and a $4,340,000 Senior Secured Note with Wells Fargo Bank Northwest, N.A.  The Note is secured by the mortgage, which encumbers certain real property known as the Walgreens Store located in White Bear Lake, Washington County, Minnesota.  A portion of the proceeds of the loan were used to pay off the existing note outstanding with State Farm Bank which previously encumbered the Minnesota Walgreens property.  The loan requires monthly interest and principal payments beginning September 15, 2009 and ending August 15, 2031.  The interest rate is fixed at 6.90%.

   The Companies have a line of credit with Manufacturers and Traders Trust Company to fund real estate development.  The aggregate amount of this line of credit was $17,900,000 prior to October 22, 2010. On October 22, 2010, the Companies entered into a loan modification agreement which decreased the aggregate amount of the line of credit from $17,900,000 to $9,000,000.  The interest rate remained unchanged at the greater of overnight LIBOR plus 3.5% or the daily 30-day LIBOR plus 3.5%, with an interest rate floor of 5.5%.  The Companies maintain the interest reserve account which was established in the third quarter of Fiscal 2009 as security for the payment of interest with the proceeds from a sale of land.  Interest is due and payable on a monthly basis and at October 31, 2010, the interest rate equaled 5.5% and the balance of the interest reserve escrow account was $508,041.  The remaining principal and any accrued interest is due and payable on September 30, 2012.  The Companies are using $4,400,000 of the $9,000,000 line of credit to fund the construction of residential development projects.  The Companies have utilized a portion of the proceeds from the sale of one Boulder Lake Village condominium unit and three Laurelwoods Longview Drive single units to pay $587,988 on this sublimit during Fiscal 2010.  At October 31, 2010, $4,405,389 was outstanding on this sub-limit.  The Companies utilized $4,600,000 of the $9,000,000 to fund site-development.  The October 22, 2010 loan modification amended the site-development sublimit from $6,000,000 to $4,600,000.  The Companies have utilized a portion of the proceeds from the sale of one Boulder Lake Village condominium unit and three Laurelwoods Longview Drive single units to pay $499,814 on this sublimit during Fiscal 2010.  At October 31, 2010, $3,390,034 was outstanding on this sub-limit. On October 22, 2010 the water and sewer sublimit of $4,000,000 was relinquished due to non-utilization.  The total principal amount outstanding under the aggregate line of credit will not exceed the lesser of (a) $9,000,000, or (b) 80% of the cost or appraised value of the units.  The loan agreement requires, among other things, that the Companies comply with consolidated debt to worth, debt service coverage and tangible net worth ratios.  The Companies have not met the required debt service coverage ratio at October 31, 2010 and 2009 and have obtained waivers from the Bank for this covenant.

   The Companies also have a $3,100,000 line of credit with Manufacturers and Traders Trust Company for general operations.  During Fiscal 2010 and 2009, we borrowed against the $3,100,000 line of credit in varying amounts with maximum total outstanding amounts of $2,893,306 and $3,096,730 during Fiscal 2010 and Fiscal 2009, respectively.  At October 31, 2010, $1,427,386 was outstanding on the $3,100,000 line at a 5.5% interest rate.

   For Fiscal 2010, the acquisition of the Applebee’s restaurant, located in Fort Collins, Colorado was our most significant capital expenditure.  The acquisition was a replacement property for a tax deferred like-kind exchange of the Wal-Mart property located in Laurens, South Carolina in accordance with Internal Revenue Code section 1031.

Contractual Obligations:	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Lines of Credit	$9,222,809	$9,222,809	$0	$0	$0
Long-Term Debt	19,669,986	3,091,041	8,540,251	1,167,705	6,870,989
Capital Leases	54,659	54,659	0	0	0
Purchase Obligations	79,370	79,370	0	0	0
Pension Contribution Obligations	703,450	703,450	0	0	0
Total Contractual Cash Obligations	$29,730,274	$13,151,329	$8,540,251	$1,167,705	$6,870,989

   Purchase obligations total $3,083,061 and consist of material contracts with multiple contractors all relating to real estate development.  Payments and adjustments made through October 31, 2010 total $3,003,691.

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

Quantitative and Qualitative Disclosures About Market Risk

   Our exposure to market risk is limited primarily to the fluctuating interest rates associated with variable rate indebtedness.  At October 31, 2010, our variable rate indebtedness represented 41% of our total debt outstanding.  Our average interest rate is based on our various credit facilities and our market risk exposure fluctuates based on changes in underlying interest rates.  We do not believe that the interest rate risk associated with our variable rate debt could have a material impact on the combined financial statements.  Our fixed and variable debt as of October 31, 2010 is detailed as follows:

Long-term debt:	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Fixed rate	$16,967,946	$389,001	$8,540,251	$1,167,705	$6,870,989
Average interest rate		6.38%	5.82%	6.99%	6.90%

Variable rate	11,979,508	11,979,508	0	0	0
Average interest rate		5.42%
	$28,947,454	$12,368,509	$8,540,251	$1,167,705	$6,870,989

   Exposure to market risk may also exist in our mortgages receivable issued in connection with land sales.  Mortgages receivable are considered fully collectible by management and accordingly, no allowance for loan losses is considered necessary.

New Accounting Pronouncements:

     In September 2006, the Financial Accounting Standards Board “FASB” issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” as codified in FASB Accounting Standards Codification “ASC” 820, “Fair Value Measurements and Disclosures” (“ASC 820”). ASC 820 provides guidance for using fair value to measure assets and liabilities. ASC 820 also responds to investors’ requests for expanded information about the extent to which a company measures assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The Companies adopted ASC 820 with respect to financial instruments effective for its fiscal year beginning November 1, 2008. In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS 157-2 (“FSP 157-2”) (codified in ASC 820) which delays the effective date of ASC 820 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP 157-2 applies to, but is not limited to, long-lived assets (asset groups) measured at fair value for an impairment assessment (i.e., inventory impairment assessments). FSP 157-2 defers the effective date for non-financial assets and non-financial liabilities of ASC 820 for the Companies to November 1, 2009. The Companies’ adoption of ASC 820 related to non-financial assets and non-financial liabilities did not have a material impact on the Companies’ combined financial statements.

     In August 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-5, “Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value,” (“ASU 2009-5”), which amends ASC 820 to provide additional guidance to clarify the measurement of liabilities at fair value in the absence of observable market information. ASU 2009-5 was effective for the Companies beginning November 1, 2009. The adoption of ASU 2009-5 did not have a material impact on the Companies’ combined financial statements.

     In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (“Topic 820”): Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 requires some new disclosures and clarifies some existing disclosure requirements regarding fair value measurement as set forth in Codification Subtopic 820-10. ASU 2010-06 amends Codification Subtopic 820-10 to now require that (1) a reporting entity disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; (2) in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements, and (3) a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of ASU No. 2010-06 did not have a material impact on the Companies’ combined financial statements.

     In December 2008, the FASB issued FSP SFAS No. 132(R)-1, “Employer’s Disclosures about Postretirement Benefit Plan Assets.” The disclosure requirements of this FSP are included in ASC Topic 715 — “Compensation-Retirement Benefit” (“Topic 715”) as pending transition guidance that require the disclosure of more information about investment allocation decisions, major categories of plan assets, including concentrations of risk and fair value measurements, and the fair value techniques and inputs used to measure plan assets. The disclosures about plan assets required by Topic 715 must be provided for fiscal years ending after December 15, 2009. The adoption of Topic 715 did not have a material impact on the Companies’ combined financial statements.

     In December 2009, the FASB issued ASU No. 2009-16, “Accounting for Transfers of Financial Assets” (“ASU 2009-16”), which is an amendment of ASC 860, “Transfers and Servicing.”  ASU 2009-16 requires more information about the transfers of financial assets.  More specifically, ASU 2009-16 eliminates the concept of a “qualified special purpose entity”, changes the requirements for derecognizing financial assets, and enhances the information reported to users of financial statements.  ASU 2009-16 is effective for fiscal years beginning on or after November 15, 2009. ASU 2009-16 will be effective for the Companies’ financial statements for fiscal years beginning November 1, 2010. Based on the Companies’ evaluation of ASU 2009-16, the adoption of this statement on November 1, 2010 will not have a material impact on the Companies’ combined financial statements.

     In December 2009, the FASB issued ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”). ASU 2009-17 changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. The new standard will require a number of new disclosures, including additional disclosures about the reporting entity’s involvement with variable interest entities and any significant changes in risk exposure due to that involvement. A reporting entity will be required to disclose how its involvement with a variable interest entity affects the reporting entity’s financial statements. ASU 2009-17 is effective for fiscal years beginning after November 15, 2009. Based on the Companies’ evaluation of ASU 2009-17, the adoption of this statement on November 1, 2010 will not have a material impact on the Companies’ combined financial statements.

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

AND

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED BALANCE SHEETS

October 31, 2010 and 2009

ASSETS	10/31/10	10/31/09

Land and land development costs (3,433 and 5,174 respectively, acres per land ledger)	$21,410,737	$24,621,763
Land improvements, buildings and equipment, net	25,401,708	25,936,464
Land held for investment, principally unimproved (10,412 and 8,737, respectively, acres per land ledger)	8,486,017	7,774,879
Land held for recreation (311 acres per land ledger)	37,706	37,706
Long-lived assets held for sale	3,943,479	3,441,944
Net investment in direct financing leases	8,298,793	8,310,073
Cash and cash equivalents	389,962	161,772
Cash held in escrow	605,159	1,041,677
Prepaid expenses and other assets	1,273,842	1,281,775
Accounts receivable and mortgages receivable	409,987	351,328
	$70,257,390	$72,959,381

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
Debt	$28,947,454	$26,294,719
Accounts payable	646,961	641,504
Accrued liabilities	385,606	591,265
Deferred income	794,244	723,608
Amounts due to related parties	7,292	7,292
Deferred income taxes	3,964,378	5,677,000
Accrued pension expense	2,713,872	3,192,663
Total liabilities	37,459,807	37,128,051

COMBINED SHAREHOLDERS' EQUITY:
Capital stock, without par value, stated value $.30 per
combined share, Blue Ridge and Big Boulder each
authorized 3,000,000 shares, each issued 2,732,442	819,731	819,731
Capital in excess of stated value	19,829,475	19,823,586
Earnings retained in the business	15,937,224	19,346,304
Accumulated other comprehensive loss	(1,703,440)	(2,072,884)
	34,882,990	37,916,737
Less cost of 282,018 shares of capital stock in treasury	2,085,407	2,085,407
Total shareholders' equity	32,797,583	35,831,330
	$70,257,390	$72,959,381

The accompanying notes are an integral part of the combined financial statements.

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

AND

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED STATEMENTS OF OPERATIONS

for the years ended October 31, 2010, 2009 and 2008

	10/31/10	10/31/09	10/31/08
Revenues:
Real estate management	$1,081,270	$1,552,798	$4,860,549
Land resource management	2,557,013	11,990,241	2,862,830
Rental income	2,248,947	2,353,627	2,434,734
	5,887,230	15,896,666	10,158,113
Costs and expenses:
Real estate management	1,131,626	1,994,154	5,147,034
Land resource management	5,612,485	10,266,197	3,540,649
Rental income	1,063,085	1,184,221	1,366,988
General and administration	2,438,220	1,639,307	1,241,027
Loss on sale of assets	0	10,643	54,811
	10,245,416	15,094,522	11,350,509
Operating (loss) profit	(4,358,186)	802,144	(1,192,396)

Other income (expense)
Interest and other income	340,548	328,924	320,215
Interest expense (net of capitalized interest of $312,944 in 2010, $499,637 in 2009, and $561,591 in 2008)	(1,364,442)	(1,064,822)	(1,004,449)
	(1,023,894)	(735,898)	(684,234)

(Loss) income from operations before income taxes	(5,382,080)	66,246	(1,876,630)

(Credit) provision for income taxes:
Current	(3,000)	47,000	8,000
Deferred	(1,970,000)	(130,000)	(599,000)
	(1,973,000)	(83,000)	(591,000)

Net (loss) income	($3,409,080)	$149,246	($1,285,630)

Basic (loss) earnings per weighted average combined share	($1.39)	$0.06	($0.52)

Diluted (loss) earnings per weighted average combined share	($1.39)	$0.06	($0.52)

The accompanying notes are an integral part of the combined financial statements.

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

AND

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
for the years ended October 31, 2010, 2009 and 2008

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

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

AND

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
for the years ended October 31, 2010, 2009 and 2008 (cont’d)

					Accumulated
			Capital in	Earnings	Other	Capital
	Capital Stock (a)		Excess of	Retained in	Comprehensive	Stock in
	Shares	Amount	Stated Value	the Business	Loss	Treasury (b)	Total
Balances, October 31, 2009	2,732,442	$819,731	$19,823,586	$19,346,304	($2,072,884)	($2,085,407)	$35,831,330

Comprehensive loss:
Net loss				(3,409,080)			(3,409,080)

Other comprehensive income:
Defined benefit pension
Deferred actuarial gain, net					362,652		362,652
Prior service costs, net					688		688
Unrecognized transition cost, net					6,104		6,104
Total defined benefit pension, net of deferred tax expense of $257,000							369,444
							(3,039,636)
Total comprehensive loss
Compensation recognized under employee stock plan			5,889				5,889

Balances, October 31, 2010	2,732,442	$819,731	$19,829,475	$15,937,224	($1,703,440)	($2,085,407)	$32,797,583

(a) Capital stock, at stated value of $.30 per combined share

(b) 282,018 shares held in treasury, at cost at October 31, 2010, 2009, and 2008

The accompanying notes are an integral part of the combined financial statements.

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

AND

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED STATEMENTS OF CASH FLOWS

for the years ended October 31, 2010, 2009 and 2008

	10/31/10	10/31/09	10/31/08
Cash Flows (Used In) Provided By Operating Activities:
Net (loss) income	($3,409,080)	$149,246	($1,285,630)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation	1,341,774	1,391,153	1,408,313
Impairment	2,376,000	2,571,000	0
Abandonment	0	1,686,209	0
Net book value of properties sold	0	1,164,551	483,121
Deferred income taxes	(1,970,000)	(130,000)	(599,000)
Loss on sale of assets	0	10,643	54,811
Compensation cost under employee stock plans	5,889	38,322	125,834
Changes in operating assets and liabilities:
Cash held in escrow	436,518	(809,618)	(219,979)
Accounts receivable and mortgages receivable	(58,659)	180,839	312,236
Prepaid expenses and other current assets	7,933	(160,104)	215,065
Land and land development costs	(570,414)	(1,822,464)	(1,561,756)
Long-lived assets held for sale	973,748	2,110,418	(3,216,283)
Accounts payable and accrued liabilities	(52,171)	(701,779)	(179,329)
Deferred income	70,636	(143,052)	83,252
Net cash (used in) provided by operating activities	(847,826)	5,535,364	(4,379,345)
Cash Flows (Used In) Provided By Investing Activities:
Proceeds from disposition of assets	0	0	81,725
Additions to properties	(1,542,999)	(75,973)	(491,481)
Payments received under direct financing lease arrangements	11,280	14,185	17,121
Net cash used in investing activities	(1,531,719)	(61,788)	(392,635)
Cash Flows Provided By (Used In) Financing Activities:
Proceeds from debt	7,928,262	16,644,742	14,925,839
Payment of debt	(5,275,527)	(21,623,317)	(10,118,478)
Deferred financing costs	(45,000)	(558,312)	0
Net cash provided by (used in) financing activities	2,607,735	(5,536,887)	4,807,361
Net increase (decrease) in cash and cash equivalents	228,190	(63,311)	35,381
Cash and cash equivalents, beginning	161,772	225,083	189,702
Cash and cash equivalents, ending	$389,962	$161,772	$225,083

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$1,677,388	$1,576,723	$1,585,222
Income taxes	$209,727	$140,014	$21,758

Supplemental disclosure of non-cash investing activities:
Reclassification of golf course assets from land development costs to land held for recreation and land improvements, buildings and equipment	$0	$0	$400,969
Reclassification of assets from land and land development costs to land improvements, buildings and equipment, net	$460,966	$215,971	$0
Reclassification of assets from land held for investment to land and land development costs	$127,808	$0	$0
Reclassification of assets from land and land development costs to long-lived assets held for sale	$1,475,283	$0	$0

Liability for accrued minimum pension expense and accumulated other comprehensive loss was increased (decreased) by ($369,444) and $369,444 in 2010 and by $1,378,417 and ($1,378,417) in 2009 resulting from the changes in the funded status, the prior service cost and the net actuarial loss.

The accompanying notes are an integral part of the combined financial statements.

NOTES TO COMBINED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Combination:

   The accompanying combined financial statements include the accounts of Blue Ridge Real Estate Company (“Blue Ridge”) and its wholly-owned subsidiaries (Northeast Land Company, Jack Frost Mountain Company, Boulder Creek Resort Company, Moseywood Construction Company, Jack Frost National Golf Course, Inc., Blue Ridge Acquisition Company, BRRE Holdings, Inc., Coursey Commons Shopping Center, LLC, Coursey Creek, LLC, Cobble Creek, LLC, Flower Fields Motel, LLC, Blue Ridge WMN, LLC and Blue Ridge WNJ, LLC) and Big Boulder Corporation (“Big Boulder”) and its wholly-owned subsidiaries (Lake Mountain Company and BBC Holdings, Inc.) (collectively, the “Companies”).  Under a Security Combination Agreement between Blue Ridge and Big Boulder and under the by-laws of both Companies, shares of the Companies are combined in unit certificates, each certificate representing concurrent ownership of the same number of shares of each company; shares of each company may be transferred only together with an equal number of shares of the other company. All significant intercompany accounts and transactions are eliminated.

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

Land and Land Development Costs:

   The Companies capitalize as land and land development costs, the original acquisition cost, direct construction and development costs, property taxes, interest incurred on costs related to land under development and other related costs (engineering, surveying, landscaping, etc.) until the property reaches its intended use.  The cost of sales for individual parcels of real estate or condominium units within a project is determined using the relative sales value method.  Revenue is recognized upon signing closing documents.   At closing a binding contract is in effect, the buyer has arranged for permanent financing and the Companies are assured of payment in full.  Also at this time, the risks and rewards associated with ownership have been transferred to the buyer.  Selling expenses are recorded when incurred.  In Fiscal 2010, the Jack Frost National Golf Course was reclassified from land held for recreation to land held for development.  The reclassification was based on management’s current determination to market the golf course and the planned residential development surrounding the golf course together as a parcel to a national developer.

Land Improvements, Buildings, Equipment and Depreciation:

   Land improvements, buildings and equipment are stated at cost. Depreciation, including amortization of equipment under capital lease is provided principally using the straight-line method over the estimated useful lives as set forth below:

Land improvements

 10-30 years

Buildings and improvements

   3-40 years

Equipment and furnishings

   3-20 years

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

Land Held for Recreation:

   Land held for recreation is stated at cost and relates to the two ski areas.  The ski areas are leased to a third party operator.  Real estate taxes and insurance are the responsibility of the operator.

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

Investment in Direct Financing Leases:

   The Companies’ have capitalized as the net investment in direct financing leases, the portion of the leased premises pertaining to Jack Frost Mountain and Big Boulder ski areas, which meets the criteria for accounting for these lease transactions as direct financing leases.  The accounting was based on estimates and assumptions about the fair values and estimated useful lives of the leased properties, as well as the collectibility of lease payments and recoverability of the unguaranteed residual value of the leased properties.  Management periodically reviews the net investment in direct financing leases for events or changes in circumstances that may impact collectibility, and recoverability of the unguaranteed residual value of leased properties.

Accounts and Mortgages Receivable:

   Accounts receivable are reported at net realizable value.  Accounts or a portion there of are written off when they are determined to be uncollectible based upon management’s assessment of individual accounts.  An allowance for doubtful accounts, if deemed necessary, is estimated based upon a review of individual accounts.  The allowance amount was $1,192 at October 31, 2010 and $0 at October 31, 2009.

   The Companies account for mortgages receivable on a cost basis.  Interest income is recorded on a monthly basis.  Late payment fees are charged on overdue payments.  Mortgages receivable are evaluated at origination and monitored on an ongoing basis for credit worthiness.  Mortgages receivable are considered fully collectible by management and accordingly no allowance for losses is considered necessary.  Any mortgage 90 days past due is reviewed by management for collectibility.  Mortgages receivable were $175,687 and $201,986 at October 31, 2010 and 2009, respectively.

Impairment:

   The Companies review their long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, which is primarily due to the state of the industry and the economy.  In that event, the Companies calculate the expected future net cash flows to be generated by the asset.  If those net future cash flows are less than the carrying value of the asset, an impairment loss is recognized in operating (loss) profit.  The impairment loss is the difference between the carrying value and the fair value of the asset.  The impairment loss is recognized in the period incurred.

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

Comprehensive Income:

   The Companies’ comprehensive income (loss) differs from net income due to changes in the funded status of the Companies’ defined benefit pension plan (see Note 8).  The Companies have elected to disclose comprehensive income and loss in its Combined Statements of Changes in Shareholders’ Equity.

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

Advertising Costs:

   Advertising costs are primarily related to real estate development and golf course operation.  Advertising costs are expensed when incurred and the advertising expense for Fiscal 2010, Fiscal 2009 and Fiscal 2008 was $43,441, $87,733, and $312,758, respectively.

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

Concentration of Credit Risk:

   Financial instruments which potentially subject the Companies to concentration of credit risk consist principally of temporary cash investments. The Companies’ temporary cash investments are held by financial institutions. The Companies have not experienced any losses related to these investments.  At October 31, 2010, the Companies had cash in excess of the FDIC limits in the amount of $319,389.

Earnings Per Share:

   Basic earnings per share is calculated based on the weighted-average number of shares outstanding.  Diluted earnings per share includes the dilutive effect of stock options, if applicable.

Business Segments:

   The Companies currently operate in two business segments, which consist of the Real Estate Management/Rental Operations and Land Resource Management segments.  The Companies previously operated in three business segments, the third being Summer Recreation Operations.  Effective April 30, 2010, results of operations for the golf course were reclassified to the Land Resource Management segment from the Summer Recreation Operations segment.  The Summer Recreation Operations segment no longer exists as a result of the reclassification.  Financial information about our segments can be found in Note 15.

Stock Compensation:

   The Companies recognize as compensation expense an amount equal to the grant date fair value of the stock options issued over the required service period.  Compensation cost is measured using the modified prospective approach.

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

Reclassification:

     Effective as of April 30, 2010, results of operations for the golf course were reclassified to the Land Resource Management segment from the Summer Recreation Operations segment.  The reclassification was based on management’s current determination to market the golf course and the planned residential development surrounding the golf course together as a parcel to a national developer.  The Summer Recreation Operations segment no longer exists as a result of the reclassification.  This was also reflected for balance sheet purposes, as the golf course cost basis was transferred from land held for recreation to land held for development.

   Certain amounts in the Fiscal 2009 and Fiscal 2008 combined financial statements have been reclassified to conform to the Fiscal 2010 presentation.

New Accounting Pronouncements:

     In September 2006, the Financial Accounting Standards Board “FASB” issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” as codified in FASB Accounting Standards Codification “ASC” 820, “Fair Value Measurements and Disclosures” (“ASC 820”). ASC 820 provides guidance for using fair value to measure assets and liabilities. ASC 820 also responds to investors’ requests for expanded information about the extent to which a company measures assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The Companies adopted ASC 820 with respect to financial instruments effective for its fiscal year beginning November 1, 2008. In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS 157-2 (“FSP 157-2”) (codified in ASC 820) which delays the effective date of ASC 820 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP 157-2 applies to, but is not limited to, long-lived assets (asset groups) measured at fair value for an impairment assessment (i.e., inventory impairment assessments). FSP 157-2 defers the effective date for non-financial assets and non-financial liabilities of ASC 820 for the Companies to November 1, 2009. The Companies’ adoption of ASC 820 related to non-financial assets and non-financial liabilities did not have a material impact on the Companies’ combined financial statements.

     In August 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-5, “Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value,” (“ASU 2009-5”), which amends ASC 820 to provide additional guidance to clarify the measurement of liabilities at fair value in the absence of observable market information. ASU 2009-5 was effective for the Companies beginning November 1, 2009. The adoption of ASU 2009-5 did not have a material impact on the Companies’ combined financial statements.

     In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (“Topic 820”): Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 requires some new disclosures and clarifies some existing disclosure requirements regarding fair value measurement as set forth in Codification Subtopic 820-10. ASU 2010-06 amends Codification Subtopic 820-10 to now require that (1) a reporting entity disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; (2) in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements, and (3) a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of ASU No. 2010-06 did not have a material impact on the Companies’ combined financial statements.

     In December 2008, the FASB issued FSP SFAS No. 132(R)-1, “Employer’s Disclosures about Postretirement Benefit Plan Assets.” The disclosure requirements of this FSP are included in ASC Topic 715 — “Compensation-Retirement Benefit” (“Topic 715”) as pending transition guidance that require the disclosure of more information about investment allocation decisions, major categories of plan assets, including concentrations of risk and fair value measurements, and the fair value techniques and inputs used to measure plan assets. The disclosures about plan assets required by Topic 715 must be provided for fiscal years ending after December 15, 2009. The adoption of Topic 715 did not have a material impact on the Companies’ combined financial statements.

     In December 2009, the FASB issued ASU No. 2009-16, “Accounting for Transfers of Financial Assets” (“ASU 2009-16”), which is an amendment of ASC 860, “Transfers and Servicing.”  ASU 2009-16 requires more information about the transfers of financial assets.  More specifically, ASU 2009-16 eliminates the concept of a “qualified special purpose entity”, changes the requirements for derecognizing financial assets, and enhances the information reported to users of financial statements.  ASU 2009-16 is effective for fiscal years beginning on or after November 15, 2009. ASU 2009-16 will be effective for the Companies’ financial statements for fiscal years beginning November 1, 2010. Based on the Companies’ evaluation of ASU 2009-16, the adoption of this statement on November 1, 2010 will not have a material impact on the Companies’ combined financial statements.

     In December 2009, the FASB issued ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”). ASU 2009-17 changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. The new standard will require a number of new disclosures, including additional disclosures about the reporting entity’s involvement with variable interest entities and any significant changes in risk exposure due to that involvement. A reporting entity will be required to disclose how its involvement with a variable interest entity affects the reporting entity’s financial statements. ASU 2009-17 is effective for fiscal years beginning after November 15, 2009. Based on the Companies’ evaluation of ASU 2009-17, the adoption of this statement on November 1, 2010 will not have a material impact on the Companies’ combined financial statements.

2.  CONDENSED FINANCIAL INFORMATION:

   Condensed financial information of Blue Ridge and its subsidiaries and Big Boulder and its subsidiaries, at October 31, 2010, 2009 and 2008 and for each of the years then ended is as follows:

	Blue Ridge and Subsidiaries
	10/31/10	10/31/09	10/31/08
FINANCIAL POSITION:
Total assets	$54,244,597	$56,121,655	$57,999,742
Total liabilities	33,548,251	32,643,664	34,928,144
Shareholders' equity	20,696,349	23,477,988	23,071,597
OPERATIONS:
Revenues	4,193,744	12,593,315	8,931,306
(Loss) income from operations and before taxes	(5,022,971)	2,715,485	(1,717,393)
(Credit) provision for income taxes	(1,866,000)	969,000	(554,000)
Net (loss) income	($3,156,971)	$1,746,485	($1,163,393)

	Big Boulder and Subsidiaries
	10/31/10	10/31/09	10/31/08
FINANCIAL POSITION:
Total assets	$16,012,793	$16,837,726	$21,033,874
Total liabilities	3,911,556	4,484,387	7,083,293
Shareholders' equity	12,101,234	12,353,342	13,950,582
OPERATIONS:
Revenues	1,693,486	3,303,351	1,226,807
Loss from operations and before taxes	(359,109)	(2,649,239)	(159,237)
(Credit) provision for income taxes	(107,000)	(1,052,000)	(37,000)
Net (loss)	($252,109)	($1,597,239)	($122,237)

3.  LAND AND LAND DEVELOPMENT COSTS:

   Land and land development costs as of October 31, 2010 and 2009 consist of the following:

	10/31/2010	10/31/2009
Land unimproved designated for development	$11,094,647	$9,118,560
Residential development	4,006,189	6,668,267
Infrastructure development	6,309,901	8,834,936
	$21,410,737	$24,621,763

   The increase in land unimproved designated for development ($1,976,087) was due to the reclassification of recoverable costs (survey fees, engineering fees, regulatory permits and applications) from improvement in progress.  The decrease in residential development was primarily due to a reduction in construction costs associated with the Boulder Lake Village condominium project ($1,861,290) located on Big Boulder Lake.  The carrying value of the residential development assets reflects an impairment expense of $1,973,000 and $2,571,000 in Fiscal 2010 and Fiscal 2009, respectively, and also includes completed units that were re-classified as long-lived assets held for sale ($2,568,466).  Infrastructure development decreased from Fiscal 2009 to Fiscal 2010 as these projects progressed to the residential development phase.

4.  ABANDONMENT OF LAND DEVELOPMENT COSTS:

   In Fiscal 2009, two capital projects previously under development were abandoned as the Companies determined that these investments in the projects were not expected to be recoverable due to environmental regulation changes. The major expenditures abandoned included permits, surveys, architectural and legal fees and capitalized costs including labor, interest and property taxes.

The following is a summary of the planned residential developments (PRD) that were abandoned:

	Total Investment at 10/31/09	Abandonment	Net Investment After Abandonment

Jack Frost Mountain PRD	$1,753,115	$1,528,083	$225,032
Big Boulder Slopeside PRD	158,126	158,126	0
Totals	$1,911,241	$1,686,209	$225,032

5.  LAND:

	10/31/2010	10/31/2009
Land held for investment
Land – Unimproved	$2,302,492	$2,776,120
Land – Commercial rental properties	6,183,525	4,998,759
	$8,486,017	$7,774,879

Land held for recreation
Land – Ski areas	$37,706	$37,706

6.  DEBT:

Debt as of October 31, 2010 and 2009 consists of the following:

	10/31/10	10/31/09
Mortgage notes payable to bank, interest fixed at 6.90% payable in monthly installments of $61,769 including interest through Fiscal 2031.	$8,180,380	$8,350,731

Mortgage notes payable to bank, interest at the bank’s prime rate (3.25% at October 31, 2010) payable in monthly installments of $3,198 through January 2011.	156,698	195,074

Mortgage note payable to bank, interest fixed at 5.59% payable in monthly installments of $44,156 including interest through October 2014.	7,035,263	7,162,461

Mortgage note payable to bank, interest fixed at 6.75% payable in monthly installments of $7,255 including interest through May 2014.	1,027,645	1,043,378

Construction and site development line of credit mortgage note payable to bank, interest at the greater of LIBOR plus 3.5% or 5.5% (5.5% at October 31, 2010) payable in installments due at the closing of each unit within the development through September 2012 or on demand.	7,795,423	8,883,224

Revolving line of credit payable to bank, interest at the greater of LIBOR plus 3.5% or 5.5% (5.5% at October 31, 2010) payable on demand.	1,427,386	549,143

Capital lease obligation payable to bank, interest fixed at 6.48%, payable in 48 monthly installments of $5,131 including interest through October 2011.	54,659	110,708

Promissory note payable to a descendants trust, interest fixed at 7%, interest only payments of $3,908 due monthly through February 2015, at which time principal balance is due.	670,000	0

Term note payable to bank, interest at the greater of LIBOR plus 3.5%or 5.25% (5.25% at October 31, 2010). Interest only payments due monthly through July 2011 at which time principal balance is due in full.	2,600,000	0
	$28,947,454	$26,294,719

   The Companies have two lines of credit with Manufacturers and Traders Trust Company (the “Bank”) totaling $12,100,000 at October 31, 2010.  The lines are as follows:  a $9,000,000 line of credit mortgage note with sub-limits for construction and site development and a $3,100,000 revolving line of credit for general operations.

   During Fiscal 2010, the site-development sublimit decreased from $6,000,000 to $4,600,000.  The $7,900,000 construction sub-limit decreased to $4,400,000.  The water and sewer sublimit of $4,000,000 was relinquished due to non-utilization.  In July 2010 an additional $500,000 was deposited in the interest reserve account included in cash held in escrow which was established in 2009 as security for the payment of interest on the mortgage note.  The balance on the interest reserve account is $508,041 at October 31, 2010.  At October 31, 2010, the Companies had utilized $7,795,423 of this line which bears interest at the greater of overnight LIBOR plus 3.5% or the daily 30-day LIBOR plus 3.5%, in all cases at a minimum interest rate of 5.5% (such interest rate was 5.5% at October 31, 2010).

   At October 31, 2010 Blue Ridge had utilized $1,427,386 of the general line of credit, aggregating $3,100,000 which is an on demand line with no expiration date. The general line of credit bears interest at the greater of the overnight LIBOR plus 3.5% or the daily 30-day LIBOR plus 3.5%, with in all cases a minimum interest rate of 5.5% (such interest rate was 5.5% at October 31, 2010).

   The weighted average interest rate for the year ended October 31, 2010 was 5.42%.  The loan agreement requires, among other things, that the Companies comply with consolidated debt to worth, debt service coverage and tangible net worth ratios.  The Companies have not met the required debt service coverage ratio at October 31, 2010 and 2009 and have obtained waivers from the Bank for this covenant.

  The site development sub-limit agreement enables the Companies to issue letters of credit in amounts up to $4,600,000.  During the fiscal year ended October 31, 2005, or Fiscal 2005, the Bank agreed to issue, on the Companies’ behalf, an irrevocable standby Letter of Credit to Kidder Township for the purpose of guaranteeing, as required by Kidder Township, completion of the infrastructure improvements to the Boulder Lake Village premises.  On September 12, 2005, the letter of credit was issued in the amount of $3,831,594.  As of October 31, 2010, the Companies have utilized $2,628,657 of the site development sub-limit and the net balance of the letter of credit was $1,202,937.  The amount available on the site development sub-limit as of October 31, 2010 was $7,029.

   On February 25, 2010, the Companies entered into a purchase money promissory note with The Stephen A. Grove Descendants Trust in the amount of $670,000.  The promissory note encumbers certain real property located in Fort Collins, Colorado.  The property is currently leased to AmRest, LLC which operates an Applebee’s restaurant.  The note has a maturity date of February 28, 2015 and bears interest at a fixed rate of 7%.

   On July 29, 2010, the Companies entered into a Loan Agreement and Term Note with the Bank totaling $2,600,000.  The agreement encumbers certain real property at Jack Frost Mountain Ski Area and Big Boulder Ski Area and all non-real estate assets of the Companies and is secured by the guaranty of Kimco Realty Corporation, the Companies’ majority shareholder.  The note has a maturity date of July 29, 2011 and bears interest at the greater of one-month LIBOR plus 3.5% or 5.25% (such interest rate was 5.25% at October 31, 2010).

   The Companies have a capital lease agreement with the Bank for a modular Pro Shop at Jack Frost National Golf Course.  The capital lease is payable in 48 monthly installments of $5,131 and bears interest at a fixed rate of 6.48%.  The capital lease will be paid in full in October 2011.

   All properties have been pledged as collateral for debt.

 The aggregate amount of long-term debt maturing in each of the five years and thereafter ending subsequent to
October 31, 2010, is as follows: 2011 - $12,368,509; 2012 - $355,286; 2013 - $379,838;
2014  -  $7,805,127;   2015  -  $910,295;  thereafter $7,128,399.

7.  INCOME TAXES:

   The credit for income taxes from operations is as follows:

	10/31/10	10/31/09	10/31/08
Currently payable:
Federal	($5,000)	$44,000	($8,000)
State	2,000	3,000	16,000
	(3,000)	47,000	8,000
Deferred:
Federal	(1,785,000)	30,000	(635,000)
State	(185,000)	(160,000)	36,000
	(1,970,000)	(130,000)	(599,000)
Total	($1,973,000)	($83,000)	($591,000)

   A reconciliation between the amount computed using the statutory federal income tax rate of 34% and the actual credit for income taxes is as follows:

	10/31/10	10/31/09	10/31/08
Computed at statutory rate	($1,829,000)	$23,000	($638,000)
State income taxes, net of federal income tax	(121,000)	(102,000)	34,000
Nondeductible expenses	(24,000)	0	1,000
Other	1,000	(4,000)	12,000
(Credit) provision for income taxes from operations	($1,973,000)	($83,000)	($591,000)

   The components of the deferred tax assets and liabilities as of October 31, 2010 and 2009 are as follows:

	10/31/10	10/31/09
Deferred tax assets:
Accrued expenses	$27,000	$39,000
Deferred income	162,000	162,000
Defined benefit pension	1,164,000	1,421,000
Asset impairment	1,951,000	1,044,000
AMT credit carryforward	364,000	368,000
Net operating losses	4,680,000	2,836,000
Valuation allowance	(2,451,000)	(1,830,000)
Contribution carryforward	29,000	0
Stock options	165,000	162,000
Deferred tax asset	6,091,000	4,202,000

Deferred tax liability:
Depreciation	9,222,000	9,045,000
Land basis	834,000	834,000
	10,056,000	9,879,000

Deferred income tax liability, net	$3,965,000	$5,677,000

   At October 31, 2010, the Companies have approximately $364,000 of Alternative Minimum Tax (AMT) credit carryforward available to reduce future income taxes.  The AMT credit has no expiration date.

   At October 31, 2010, the Companies have available approximately $6,557,000 of federal net operating losses which will expire from 2023 to 2030. The Companies also have state net operating loss carryforwards of approximately $24,531,000 that will expire from 2018 to 2030.  The Companies have recorded a valuation allowance against state net operating losses, which are not expected to be utilized.

   The Companies recognize interest and/or penalties related to income tax matters in income tax expense.

   At October 31, 2010, the Companies have unsettled federal tax returns for Fiscal 2007, 2008 and 2009 and unsettled state tax returns for Fiscal 2007, 2008 and 2009 for the states of Louisiana, Minnesota, New Jersey, Pennsylvania, South Carolina, Texas and Virginia.

8.  PENSION BENEFITS:

   Effective July 15, 2010 the Companies’ sponsored defined benefit pension plan was amended such that future benefit accruals ceased effective as of August 31, 2010.  Benefits under the plan were based on average compensation and years of service.  The Companies’ funding policy is to contribute annually at least the minimum amounts required under the Employee Retirement Income Security Act of 1974.

Weighted Average Assumptions	10/31/10	10/31/09	10/31/08
Discount Rates used to determine net periodic pension cost as of October 31, 2010, 2009 and 2008	5.67%	8.25%	6.25%
Expected long-term rates of return on assets	7.50%	7.50%	8.50%
Rates of increase in compensation levels	N/A	4.00%	4.00%

Change in Benefit Obligation	10/31/10	10/31/09
Benefit obligation at beginning of year	$7,392,287	$4,480,046
Service cost (net of expenses)	186,427	133,037
Interest cost	415,441	352,191
Curtailment	(164,981)	0
Actuarial loss	19,173	2,690,080
Benefits paid	(265,283)	(263,067)
Benefit obligation at end of year	$7,583,064	$7,392,287

Change in Plan Assets	10/31/10	10/31/09
Fair value of plan assets at beginning of year	$4,199,624	$3,529,885
Actual return on plan assets	598,148	670,918
Employer contributions	402,126	362,058
Benefits paid	(265,283)	(263,067)
Administrative expenses	(65,423)	(100,170)
Fair value of plan assets at end of year	$4,869,192	$4,199,624

Reconciliation of Funded Status of the Plan	10/31/10	10/31/09
Funded status at end of year	($2,713,872)	($3,192,663)
Unrecognized transition obligation	0	10,276
Unrecognized net prior service cost	0	1,159
Unrecognized net actuarial loss	2,867,261	3,489,625
Net amount recognized at end of year	$153,389	$308,397

Amounts Recognized in the Combined Balance Sheet	10/31/10	10/31/09
Accrued pension expense	($2,713,872)	($3,192,663)
Accumulated other comprehensive loss (pre-tax)	2,867,261	3,501,060
Net amount recognized	$153,389	$308,397

Additional Year-End Information for Pension Plan with Accumulated Benefit Obligation in Excess of Plan Assets	10/31/10	10/31/09
Projected benefit obligation	$7,583,064	$7,392,287
Accumulated benefit obligation	$7,583,064	$6,866,465
Fair value of plan assets	$4,869,192	$4,199,624

Amounts Recognized in Accumulated Other Comprehensive Loss	10/31/10	10/31/09
Net actuarial loss	$2,867,261	$3,489,625
Prior service cost	0	1,159
Unrecognized net initial obligation	0	10,276
Total (before tax effects)	$2,867,261	$3,501,060

Components of Net Periodic Benefit Cost	10/31/10	10/31/09	10/31/08
Service cost	$186,427	$133,037	$180,371
Interest cost	415,441	352,191	330,580
Expected return on plan assets	(316,795)	(265,883)	(393,920)
Amortization of transition obligation	2,868	2,868	2,868
Amortization of prior service cost	274	274	274
Amortization of accumulated loss	268,919	60,656	15,488
Total net periodic benefit expense	$557,134	$283,143	$135,661

Other changes in plan assets and benefit obligations recognized in other comprehensive loss	10/31/10	10/31/09
Net loss (gain)	($262,180)	$2,285,045
Recognized net actuarial gain (loss)	(268,919)	(60,656)
Prior service cost (credit)	0	0
Recognized prior service (cost) credit	(274)	(274)
Recognized net transition (obligation) asset	(2,868)	(2,868)
Total recognized in other comprehensive loss (before tax effects)	($534,241)	$2,221,247

Total recognized in net periodic benefit cost and other comprehensive income (before tax effects)	$22,893	$2,504,390

Amounts expected to be recognized into net periodic cost in the coming year	10/31/10	10/31/09
Loss recognition	$201,428	$258,253
Prior service cost recognition	$0	$274
Net initial obligation/(asset) recognition	$0	$2,868

Estimated Future Benefits Payments	Fiscal Year	Benefits
	2011	$328,643
	2012	$331,679
	2013	$331,002
	2014	$354,288
	2015	$373,859
	2016-2020	$2,460,814

   The Companies expect to contribute $703,450 to the pension plan in fiscal 2011.

   Measurement Date   October 31

Weighted Average Assumptions	For Determination of:
	Benefit Obligations as of October 31, 2010	Benefit Obligations as of October 31, 2009

Discount rate	5.26%	5.67%
Rate of compensation increase	N/A	4.00%

	10/31/10	10/31/09
Weighted-Average Asset Allocations
Asset Category
Equity	63.32%	59.26%
Fixed Income	36.03%	40.09%
Cash Equivalents	.65%	.65%
Total	100.00%	100.00%

   The Companies’ goal is to conservatively invest the plan assets in high-grade securities with a minimum risk of market fluctuation.  Based on the allocation of our assets between equity, fixed income and money market funds, we estimate our long term rate of return to be approximately 7.5%.

9.  LAND IMPROVEMENTS, BUILDING AND EQUIPMENT, NET:

   These assets consist of the following at October 31, 2010 and 2009.

	10/31/2010	10/31/2009
Land improvements	$10,263,581	$9,886,192
Corporate buildings	579,175	496,092
Buildings leased to others	25,066,661	24,764,549
Equipment and furnishings	2,582,270	2,537,836
	38,491,687	37,684,669
Less accumulated depreciation and amortization	13,089,979	11,748,205
	$25,401,708	$25,936,464

10.  ACCRUED LIABILITIES:

   Accrued liabilities consist of the following at October 31, 2010 and 2009.

	10/31/10	10/31/2009
Payroll	$47,112	$42,702
Security and Other Deposits	45,433	44,233
Professional Fees	26,942	54,809
Insurance Claims	0	29,721
Real Estate Taxes	78,120	78,583
Other	187,999	341,217
	$385,606	$591,265

11.  OPERATING LEASES:

   The Companies lease land, land improvements and investment properties each of which are accounted for as operating leases. Rents are reported as income over the terms of the leases as they are earned.  Our shopping center is leased to various tenants for renewable terms averaging 2.90 years with options for renewal.  Information concerning rental properties and minimum future rentals under current leases as of October 31, 2010 is as follows:

		Properties Subject to Lease
		Cost	Accumulated Depreciation
Investment properties leased to others		$25,066,661	$5,739,479
Land and land improvements		18,644,451	4,886,205
Minimum future rentals:
Fiscal years ending October 31:	2011	$1,770,137
	2012	1,607,609
	2013	1,546,884
	2014	1,448,289
	2015	1,411,804
	Thereafter	22,900,845
		$30,685,568

   Minimum future rentals subsequent to 2015 include $1,200,500 under a land lease expiring in 2072; $3,503,313 under a net lease for a store expiring in 2024; $7,320,500 and $8,125,000 under net leases for two stores expiring in December 2035 and August 2036; $1,124,391 under a net lease for a store expiring in September 2024 and $1,583,747 under a net lease for a store expiring in 2026. There were no contingent rentals included in income for Fiscal 2010, 2009 and 2008.  The above information includes rental escalations recognized using straight-line basis.

12.  INVESTMENT IN DIRECT FINANCING LEASES:

   The Companies lease the Jack Frost and Big Boulder ski areas to a third party under direct financing leases that extend through 2034.  The leases provide for minimum payments plus scheduled increases based upon the consumer price index, not to exceed 4% in any given year.  Minimum future lease payments due under those leases are as follows:

Year ending October 31:
2011	$262,487
2012	269,049
2013	275,775
2014	282,669
2015	289,736
Thereafter	14,808,376
TOTAL	$16,188,092

   The Companies net investment in direct financing leases consists of the following as of October 31:

	2010	2009
Minimum future lease payments	$7,757,213	$8,087,450
Unguaranteed residual value of lease properties	8,430,879	8,430,879
Gross investment in lease	16,188,092	16,518,329
Unearned income	(7,889,299)	(8,208,256)
Net investment in direct financing leases	$8,298,793	$8,310,073

   Unearned interest income is amortized to income using the interest method.  The scheduled lease increase over the terms of the leases has been accounted for on a straight line basis.

13.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

   The estimated fair values of the Companies' financial instruments at October 31, 2010 and 2009 are as follows:

	10/31/10		10/31/09
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
ASSETS:
Cash and cash equivalents	$995,121	$995,121	$1,203,449	$1,203,449
Accounts and mortgages receivable	409,987	409,987	351,328	351,328

LIABILITIES:
Accounts payable	646,961	646,961	641,504	$641,504
Accrued liabilities	385,606	385,606	591,265	591,265
Amounts due to related parties	7,292	0	7,292	0
Debt	$28,947,454	$28,529,765	$26,294,719	$24,171,310

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

   In Fiscal 2010 the land and land development costs with a carrying amount of $24,243,486 were written down to the fair value of $21,410,737 resulting in an impairment of $2,832,749 of which $1,973,000 was included in earnings for 2010.  The land held for investment with a carrying value of $8,889,017 was written down to the fair value of $8,486,017 resulting in an impairment of $403,000, which was included in earnings for 2010.  The long-lived assets held for sale with a carrying amount of $5,461,354 were written down to the fair value $3,943,479 resulting in an impairment of $1,517,875. Overall total impairment for these assets is $4,753,624.  The total impairment of $2,376,000 was included in the earnings for 2010.  The impairment was determined using level 2 criteria wherein fair value is determined using significant observable inputs, generally either quoted prices in an active market for similar assets or liabilities or quoted prices in markets that are not active.

   In Fiscal 2009, the long-lived assets held for sale with a carrying amount of $4,007,012 were written down to the fair value of $3,441,944 resulting in an impairment of $565,068.  The land and land development costs with a carrying value of $26,627,695 were written down to the fair value of $24,621,763 resulting in an impairment of $2,005,932.  The total impairment of $2,571,000 was included in the earnings for 2009.

14.  QUARTERLY FINANCIAL INFORMATION (Unaudited):

   The results of operations for each of the quarters in Fiscal 2010 and Fiscal 2009 years are presented below.

	1st	2nd	3rd	4th	Total
Year ended 10/31/10
Operating revenues	$1,164,508	$1,055,356	$2,232,695	$1,434,671	$5,887,230
Operating loss	(534,050)	(576,771)	(692,980)	(2,554,385)	(4,358,186)
Net loss	(499,328)	(544,719)	(635,300)	(1,729,733)	(3,409,080)
Net loss per weighted average combined share	($0.20)	($0.22)	($0.26)	($0.71)	($1.39)

	1st	2nd	3rd	4th	Total
Year ended 10/31/09			Adjusted
Operating revenues	$3,169,070	$1,102,283	$3,407,058	$8,218,255	$15,896,666
Operating (loss) profit	(45,747)	(466,491)	(570,890)	1,885,272	802,144
Net (loss) income	(127,258)	(429,853)	(511,192)	1,217,549	149,246
Net (loss) income per weighted average combined share	($0.05)	($0.18)	($0.21)	$0.50	$0.06

   The quarterly results of operations for Fiscal 2010 and 2009 reflect the impact of land dispositions that occur from time to time during the period and do not follow any pattern during the fiscal year.

   During Fiscal 2009, the Companies recorded an impairment charge of $2,571,000 on the Companies’ assets with carrying costs determined to be in excess of fair value and not expected to be recoverable.  Of the total $2,571,000 impairment charge, $565,068 resulted from long-lived assets held for sale with a carrying amount of $4,007,012 being written down to the fair value of $3,441,944, and $2,005,932 resulted from land and land development costs with a carrying value of $26,627,695 being written down to the fair value of $24,621,763.  The total impairment of $2,571,000 was included in the earnings for Fiscal 2009 and the Companies determined that $2,254,500 of this impairment charge was applicable to the three month period ended July 31, 2009.

15.  BUSINESS SEGMENT INFORMATION:

   The following information is presented in accordance with the accounting pronouncement regarding disclosures about segments of an enterprise and related information".  The Companies' business segments were determined from the Companies' internal organization and management reporting, which are based primarily on differences in services.

   Real Estate Management/Rental Operations

   Real Estate Management/Rental Operations consists of: investment properties leased to others located in Eastern Pennsylvania, Colorado, South Carolina, New Jersey, Minnesota, Louisiana and Texas; recreational club activities; services to the trusts that operate resort residential communities; sales of investment properties; and rental of land and land improvements, which includes the leasing of our two ski areas located in the Pocono Mountains of Northeastern Pennsylvania.

   Land Resource Management

   Land Resource Management consists of: land sales; land purchases; timbering operations; the Jack Frost National Golf Course; and a real estate development division.  Timbering operations consist of selective timbering on our land holdings.  Contracts are entered into for parcels that have had the timber selectively marked.  We rely on the advice of our forester, who is engaged on a consulting basis and who receives a commission on each stumpage contract, for the timing and selection of certain parcels of land for timbering.  Our forester gives significant attention to protecting the environment and retaining the value of these parcels for future timber harvests.  The Jack Frost National Golf Course is managed by Billy Casper Golf, LLC, an unaffiliated third party.  The real estate development division is responsible for the residential land development activities which include overseeing the construction of single and multi-family homes and development of infrastructure.

   Funds expended to date for real estate development have been primarily for infrastructure improvements and home construction in Laurelwoods II and Boulder Lake Village communities.  Construction of four duplex homes in Laurelwoods II has been completed as well as several condominium units within Building J at Boulder Lake Village on Big Boulder Lake, an 18-unit condominium.  Other expenditures for all development projects in the planning phases include fees for architects, engineers and consultants, studies and permits.

	10/31/10	10/31/09	10/31/08
Revenues from operations:
Real estate management/rental operations	$3,330,217	$3,906,425	$7,295,283
Land resource management	2,557,013	11,990,241	2,862,830
	$5,887,230	$15,896,666	$10,158,113

Operating profit (loss), excluding general and administrative expenses:
Real estate management/rental operations	$1,135,506	$717,407	$726,450
Land resource management	(3,055,472)	1,724,044	(677,819)
	($1,919,966)	$2,441,451	$48,631

General and administrative expenses:
Real estate management/rental operations	$1,379,223	$402,841	$891,272
Land resource management	1,058,997	1,236,466	349,755
	$2,438,220	$1,639,307	$1,241,027
Interest and other income, net:
Real estate management/rental operations	$318,987	$316,083	$298,379
Land resource management	21,561	12,841	21,836
	$340,548	$328,924	$320,215
Interest expense:
Real estate management/rental operations	$1,300,172	$974,752	$890,498
Land resource management	64,270	90,070	113,951
	$1,364,442	$1,064,822	$1,004,449

Income (loss) from operations before income taxes	($5,382,080)	$66,246	($1,876,630)

   For the fiscal years ended October 31, 2010, and 2008, no one customer represented more than 10 % of total revenues.  In fiscal year ended October 31, 2009, we had land sales to The Conservation Fund totaling revenue of $6,875,000 which was 43% of total revenue.

   Identifiable assets, net of accumulated depreciation at October 31, 2010, 2009, and 2008 and depreciation expense and capital expenditures for the years then ended by business segment are as follows:

October 31, 2010	Identifiable Assets	Depreciation and Amortization Expense	Capital Expenditures
Real estate management/rental operations	$36,748,831	$870,453	$1,462,552
Land resource management	33,186,415	381,607	73,084
Other corporate	322,144	89,714	7,363
Total	$70,257,390	$1,341,774	$1,542,999

October 31, 2009	Identifiable Assets	Depreciation and Amortization Expense	Capital Expenditures
Real estate management/rental operations	$36,448,507	$912,294	$51,220
Land resource management	36,192,161	382,325	14,086
Other corporate	318,713	96,534	10,667
Total	$72,959,381	$1,391,153	$75,973

October 31, 2008	Identifiable Assets	Depreciation and Amortization Expense	Capital Expenditures
Real estate management/rental operations	$37,449,295	$941,367	$177,462
Land resource management	41,180,823	367,743	201,112
Other corporate	403,498	99,203	112,907
Total	$79,033,616	$1,408,313	$491,481

   All asset impairments and abandonments in Fiscal 2010 and 2009 relate to the Land Resource Management segment.

16.  CONTINGENT LIABILITIES:

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

17.  RELATED PARTY TRANSACTIONS:

   Kimco Realty Services, Inc., or Kimco, is our controlling shareholder and Kimco Realty Corporation, the parent company of Kimco, is presently providing consulting services to us.  The services are focused on land development, acquisitions and disposals.  Kimco was paid $100,000 in consulting fees, in each Fiscal 2010, 2009 and 2008.

   Kimco Realty Corporation has served as the management company for the Coursey Commons Shopping Center in Baton Rouge, Louisiana since June 2004.  A wholly owned subsidiary of Kimco Realty Corporation, KRC Property Management I, Inc., receives a fixed monthly fee of 4.5% of rental income on store leases in this shopping center.  During Fiscal 2010, 2009 and 2008, that subsidiary received $40,465, $42,747 and $46,483, respectively for management fees earned on the shopping center.

   Michael J. Flynn, the Chairman of our board of directors, was also the President, Chief Operating Officer and Vice Chairman of the board of directors of Kimco Realty Corporation during Fiscal 2008.  Effective December 31, 2008, Mr. Michael Flynn retired from Kimco Realty Corporation.  Mr. Michael Flynn received an annual fee of $17,500 from Blue Ridge Real Estate Company as compensation for consulting in each of Fiscal 2010, 2009 and 2008.  In addition, Patrick M. Flynn, who serves as one of our directors and is our President and Chief Executive Officer, has been a Managing Director of Real Estate at Kimco Realty Corporation since 2001.  We paid Mr. Patrick Flynn bonuses of $100,000 in Fiscal 2010 and 2009 and $50,000 in Fiscal 2008.  Finally, Mr. Milton Cooper, who serves as one of our directors, also serves as Chief Executive Officer and Chairman of the board of directors of Kimco Realty Corporation.

   Amounts due to the above related parties total $7,292 at October 31, 2010 and $7,292 at October 31, 2009.

18.  STOCK OPTIONS and CAPITAL STOCK:

    During Fiscal 2010, Fiscal 2009 and Fiscal 2008, no stock options were issued or exercised.

    Option activity during Fiscal 2010, 2009 and 2008 is as follows:

	10/31/10		10/31/09		10/31/08
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year:	64,600	$36.93	64,600	$36.93	64,600	$36.93
Granted	0		0		0	0
Exercised	0		0		0	0
Expired	21,600	$34.00	0		0	0
Outstanding at year-end	43,000	$38.40	64,600	$36.93	64,600	$36.93

Options exercisable at year-end	43,000	$38.40	61,614	$36.83	52,655	$36.50

Option price range	$37.80-$39.00		$34.00-$39.00		$34.00-$39.00
Weighted average fair value of options granted during year	0		0		0
Weighted average grant date fair value of options granted during year	0		0		0
Weighted average remaining contractual life (in years)	0.88		1.4		2.4

   Activity related to non-vested options for the year ended October 31, 2010 is as follows:

	Shares	Weighted Average Grant Date Fair Value Price
Non-vested at beginning of year:	2,986	$9.86
Granted	0
Vested	(2,986)	$9.86
Non-vested at year-end	0

   All options are vested and the Companies do not intend to issue additional options during Fiscal 2011, therefore the Companies do not expect to recognize any compensation expense related to non-vested awards over the next year.

   The Companies’ policy regarding the exercise of options requires that optionees utilize an independent broker to manage the transaction, whereby the broker sells the exercised shares on the open market.

19.  PER SHARE DATA:

   Earnings per share (“EPS”) is based on the weighted average number of common shares outstanding during the period.  Diluted EPS assumes weighted average options have been exercised to purchase shares of common stock in Fiscal 2010, 2009 and 2008, net of assumed repurchases using the treasury stock method. Certain unexercised stock options to purchase shares of the Companies’ common stock were excluded from the dilutive calculation for Fiscal 2010, 2009 and 2008 due to the exercise price of the options being greater than the market price of the Companies’ common stock.

   Weighted average basic and diluted shares, taking into consideration shares issued, weighted average options used in calculating EPS and treasury shares repurchased, for Fiscal 2010, 2009 and 2008 are as follows:

	10/31/10	10/31/09	10/31/08
Weighted average combined shares of common stock outstanding used to compute basic earnings per combined share	2,450,424	2,450,424	2,450,424
Additional combined common shares to be issued assuming exercise of stock options, net of combined shares assumed reacquired	0	0	0
Combined shares used to compute dilutive effect of stock option	2,450,424	2,450,424	2,450,424

Basic (loss) earnings per weighted average combined share is computed as follows:

	10/31/10	10/31/09	10/31/08
Net (loss) income	($3,409,080)	$149,246	($1,285,630)
Weighted average combined shares of common stock outstanding	2,450,424	2,450,424	2,450,424
Basic (loss) earnings per weighted average combined share	($1.39)	$0.06	($0.52)

Diluted (loss) earnings per weighted average combined share is computed as follows:

	10/31/10	10/31/09	10/31/08
Net (loss) income	($3,409,080)	$149,246	($1,285,630)
Combined shares used to compute dilutive effect of stock option	2,450,424	2,450,424	2,450,424
Diluted (loss) earnings per weighted average combined share	($1.39)	$0.06	($0.52)

20.  SUBSEQUENT EVENTS:

The Companies have evaluated subsequent events which have occurred after October 31, 2010 through January 31, 2011.

Report of Independent Registered Public Accounting Firm

Boards of Directors and Shareholders

Blue Ridge Real Estate Company

and Big Boulder Corporation

We have audited the accompanying combined balance sheet of Blue Ridge Real Estate Company and Subsidiaries and Big Boulder Corporation and Subsidiaries as of October 31, 2010 and 2009, and the related combined statements of operations, changes in shareholders’ equity, and cash flows for the years ended October 31, 2010 and 2009.  These financial statements are the responsibility of the Companies’ management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Companies are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Companies’ internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Blue Ridge Real Estate Company and Subsidiaries and Big Boulder Corporation and Subsidiaries at October 31, 2010 and 2009, and the results of their operations and their cash flows for the years ended October 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ Kronick Kalada Berdy & Co., P.C.

January 28, 2011

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