Form 10-K, Exhibit 13
period 2011-10-31
BLUE RIDGE REAL ESTATE CO
filed 2012-01-30
CIK 12779

Exhibit 13.1

PORTIONS OF 2011 ANNUAL REPORT TO SHAREHOLDERS

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

COMBINED SUMMARY OF SELECTED FINANCIAL DATA

	10/31/11	10/31/10	10/31/09	10/31/08	10/31/07
Revenues from continuing operations	$7,638,754	$5,887,230	$15,896,666	$10,158,113	$15,585,962
Net (loss) income from continuing operations	($2,474,765)	($3,409,080)	$149,246	($1,285,630)	$133,609
Net (loss) income from continuing operations per combined share	($1.01)	($1.39)	$0.06	($0.52)	$0.05
Net (loss) income	($2,474,765)	($3,409,080)	$149,246	($1,285,630)	$186,227
Net (loss) income per combined share	($1.01)	($1.39)	$0.06	($0.52)	$0.08
Cash dividends per combined share	$0	$0	$0	$0	$0
Combined shares outstanding	2,450,424	2,450,424	2,450,424	2,450,424	2,450,424
Total assets	$65,105,709	$70,257,390	$72,959,381	$79,033,616	$76,081,126
Debt	$28,123,504	$28,947,454	$26,294,719	$31,273,294	$26,465,930
Shareholders' equity	$29,753,937	$32,797,583	$35,831,330	$37,022,179	$38,586,859

FINANCIAL SECTION

Page

Quarterly Financial Information (Unaudited)

3

Stock and Dividend Information

4

Management’s Discussion and Analysis of Financial Condition and Results of Operations

6

Combined Balance Sheets

18

Combined Statements of Operations

19

Combined Statements of Changes in Shareholders’ Equity

20

Combined Statements of Cash Flows

22

Notes to Consolidated Financial Statements

23

Reports of Independent Registered Public Accounting Firms

45

QUARTERLY FINANCIAL INFORMATION (Unaudited):

   The results of operations for each of the quarters in Fiscal 2011 and Fiscal 2010 years are presented below.

	1st	2nd	3rd	4th	Total
Year ended 10/31/11
Operating revenues	$1,467,664	$1,014,750	$2,528,377	$2,627,963	$7,638,754
Operating loss	(401,235)	(441,713)	(262,853)	(1,444,075)	(2,549,876)
Net loss	(460,652)	(488,563)	(377,474)	(1,148,076)	(2,474,765)
Net loss per weighted average combined share	($.19)	($.20)	($.15)	($0.47)	($1.01)

	1st	2nd	3rd	4th	Total
Year ended 10/31/10
Operating revenues	$1,164,508	$1,055,356	$2,232,695	$1,434,671	$5,887,230
Operating loss	(534,050)	(576,771)	(692,980)	(2,554,385)	(4,358,186)
Net loss	(499,328)	(544,719)	(635,300)	(1,729,733)	(3,409,080)
Net loss per weighted average combined share	($0.20)	($0.22)	($0.26)	($0.71)	($1.39)

   The quarterly results of operations for Fiscal 2011 and 2010 reflect the impact of land dispositions that occur from time to time during the period and do not follow any pattern during the fiscal year.

STOCK AND DIVIDEND INFORMATION

Market Price of Common Stock

Our common stock is quoted on the OTC Bulletin Board under the symbol “BLRGZ.”  There has been a limited and sporadic trading market for our common stock.  Our management does not believe such limited activity constitutes an established public trading market.  As of January 27, 2012, we had 358 holders of record of our common stock.

The following table sets forth the high asked and low bid price quotations as reported on the monthly statistical reports of the National Association of Securities Dealers, Inc. for each quarter of Fiscal 2011 and 2010. No dividends were paid on common stock in either period.

Fiscal Year 2011	HIGH ASKED	LOW BID
First Quarter	8.05	5.00
Second Quarter	10.05	8.00
Third Quarter	9.00	5.76
Fourth Quarter	8.90	4.75

Fiscal Year 2010	HIGH ASKED	LOW BID
First Quarter	11.00	8.25
Second Quarter	10.03	8.00
Third Quarter	9.00	7.35
Fourth Quarter	8.25	5.99

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

STOCK PERFORMANCE GRAPH

The following graph compares the percentage change in the cumulative total shareholder return on our common stock (BLRGZ) during the Companies’ five fiscal years ended October 31, 2011 to the cumulative total return of the NASDAQ Composite Index (IXIC) and the PHLX Housing Sector (HGX) Index during such period.

Our management has determined that it is appropriate to compare the Companies’ cumulative total shareholder return with the cumulative total return of the PHLX Housing Sector (HGX) Index, which is an index composed of 20 smaller companies whose primary lines of business are directly associated with the U.S. housing construction market.

The comparison assumes that $100 was invested at the beginning of such period in the Companies’ shares of common stock (BLRGZ), in the NASDAQ Composite Index (IXIC) and in the PHLX Housing Sector (HGX) Index and assumes the reinvestment of any dividends.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Over the past 30 years, we have developed resort residential communities adjacent to the Jack Frost Mountain and Big Boulder Ski Areas located in Lake Harmony, Kidder Township, Pennsylvania.  These communities are located in the Pocono Mountains of Pennsylvania, a popular recreation destination for local and regional visitors, especially from the New York City and Philadelphia metropolitan areas.  The scenic hills and valleys of the Pocono Mountains offer many opportunities to enjoy outdoor activities such as golfing, fishing, hunting, skiing, snowboarding and other sport venues.

At October 31, 2011, we owned 14,100 acres of land in Northeastern Pennsylvania along with 13 acres of land in various other states.  Of these land holdings, we designated 3,394 acres as held for development.  It is expected that all of our planned developments will either be subdivided and sold as parcels of land, or be developed into single and multi-family housing.

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

Due to the sustained weakness of the housing market nationwide, the Companies continue to monitor the progress of residential home sales within the Northeast region.  No new residential development projects will be started until the market stabilizes.

With recent changes in management and in light of the economic environment, we will undertake a thoughtful review of our strategic plan and update our master development plan.  We have initiated a process of cataloging our land inventory and our oil, gas and mineral rights and are developing a long term portfolio strategy with a view to maximize shareholder value.  We will continue to opportunistically look at asset sales.

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

Recent Developments

Effective August 12, 2011, Mr. Patrick Flynn resigned his position as Director and President of the Companies.  On August 8, 2011 the Board of Directors unanimously approved the appointment of Bruce Beaty as President effective August 12, 2011. Mr. Beaty, age 52, has served on the Companies’ Board of Directors since April 2006.  Mr. Beaty also has served as the Managing Partner of Asterion Capital LLC, an investment management firm based in Stamford, Connecticut, since he founded the company in February 2004.  The Companies pay Mr. Beaty $50,000 as annual compensation for his service.

On August 15, 2011 the Companies entered into an amendment to the Phase 3 Agreement of Sale dated February 17, 2011 with The Conservation Fund, extending the inspection period from August 16, 2011 to February 16, 2012.  The Agreement of Sale is for 376 acres in Thornhurst, Lackawanna County for the purchase price of $1,600,000.

On September 30, 2011 the Companies sold the property located at 4306 South College Avenue in Fort Collins, Colorado for the purchase price of $1,450,000.

On October 1, 2011, the Companies entered into an Agreement of Sale for the property located in Chambers County, Texas for the purchase price of $1,911,410.  On November 30, 2011, the Companies closed on the sale of the Chambers County property to Phyllis Enfield Trust.  A portion of the net proceeds of the sale were used to repay in full the outstanding balance under a note of $1,009,002 to Barbers Hill Bank.

On October 31, 2011, the Companies entered into two separate Agreements of Sale with JFBB Ski Areas, Inc., a subsidiary of Peak Resorts, Inc. for the Jack Frost Mountain and Big Boulder Ski Areas located in Kidder Township, Carbon County, Pennsylvania for an aggregate purchase price of $9,000,000.  On December 15, 2011, Blue Ridge Real Estate Company and Big Boulder Corporation closed on the sale of the two ski areas to JFBB Ski Areas, Inc.  A portion of the net proceeds of the sale were used to repay outstanding debt to the Bank in the amount of $7,777,933.

We are currently offering for sale homes in our Laurelwoods II community and our Boulder Lake Village Condominium development overlooking Big Boulder Ski Resort located in Lake Harmony, Pennsylvania. In Phase I of the Laurelwoods II community, we have completed construction on 22 single family homes, all of which have been sold.  We have received municipal approval for the construction of 44 duplex and 22 single units in Phase II of our Laurelwoods II community, and we have completed the construction of eight of the duplex units.  Five of these completed units have been sold and the three other units are in inventory.  We have also received municipal approval for the construction of 144 condominium units in our Boulder Lake Village Condominium development.  Boulder Lake Village “Building J” is comprised of 18 condominium units, and we have completed construction on all of these units.  Six of the units have been sold, one unit has been decorated as a model, one unit accommodates a sales office and ten are held in inventory.  Our management has made the decision not to begin construction on any additional planned homes or units until the housing market recovers.

Critical Accounting Policies and Significant Judgments and Estimates

We have identified the most critical accounting policies upon which our financial reporting depends.  The critical policies and estimates were determined by considering accounting policies that involve the most complex or subjective decisions or assessments.  The most critical accounting policies identified relate to deferred tax liabilities, net investment in direct financing leases, the valuation of land development costs and long-lived assets, and revenue recognition.

Revenues are derived from a wide variety of sources, including sales of real estate, management of investment properties, home construction, property management services, timbering, golf activities and leasing activities.  Revenues are recognized as services are performed, except as noted below.

We recognize income on the disposition of real estate using the full accrual method.  The full accrual method is appropriate at closing when the sales contract has been signed, the buyer has arranged permanent financing and the risks and rewards associated with ownership have been transferred to the buyer.  In the few instances that the Companies finance the sale, a minimum 20% down payment is required from the buyers.  The remaining financed purchase price is not subject to subordination.  Down payments of less than 20% are accounted for as deposits.

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

Timbering revenues from stumpage contracts are recognized at the time a stumpage contract is signed.  At the time a stumpage contract is signed, the risk of ownership is passed to the buyer at a fixed, determinable cost.  There is no transfer of title in connection with these contracts.  Reasonable assurance of collectibility is determined by the date of signing, and, at that time, the obligations of the Companies’ are satisfied.  Therefore, full accrual recognition at the time of contract execution is appropriate.

Deferred income consists of rents, ski area leases, dues and deposits on land or home sales. These rents, which are not yet earned, are rents from our commercial properties that have been paid in advance.  Ski area leases are paid over a four month period from December to March and recognized over the year.  Dues are dues paid in advance related to memberships in our hunting and fishing clubs and golf course memberships paid.  Revenues related to the hunting and fishing clubs and golf course memberships are recognized over the seasonal period that the dues cover.  We recognize revenue related to the fishing club over a five month period, from May through September, and the golf course over a seven month period, from April through October.  Deposits are required on land and home sales.

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

We have capitalized as the net investment in direct financing leases, that portion of the leased premises pertaining to Jack Frost Mountain and Big Boulder Ski Areas, which met the criteria for accounting for these transactions as direct financing leases.  The accounting is based on estimates and assumptions about the fair values and estimated useful lives of the leased properties, as well as, the collectibility of lease payments and recoverability of the unguaranteed residual value of the leased properties.  We periodically review the net investment in direct financing leases for events or changes in circumstances that may impact collectibility, and recoverability of the unguaranteed residual value of leased properties.

We capitalize as land and land development costs, the original acquisition cost, direct construction and development costs, property taxes, interest incurred on costs related to land under development and other related costs (engineering, surveying, landscaping, etc.) until the property reaches its intended use.  The cost of sales for individual parcels of real estate or condominium units within a project is determined using the relative sales value method.  Revenue is recognized upon signing of the closing documents, at which time a binding contract is in effect, the buyer has arranged for permanent financing and the Companies are assured of payment in full.  In addition, at the time of closing, the risks and rewards associated with ownership have been transferred to the buyer.  Selling expenses are recorded when incurred.

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

We sponsor a defined benefit pension plan as detailed in footnote 8 to the accompanying combined financial statements.  The accounting for pension cost is determined by specialized accounting and actuarial methods using numerous estimates, including discount rates, expected long-term investment returns on plan assets, employee turnover, mortality and retirement ages, and future salary increases.  Changes in these key assumptions can have a significant effect on the pension plan’s impact on the Companies’ financial statements.  We engage the services of an independent actuary and investment consultant to assist us in determining these assumptions and in calculating pension income.  The pension plan is currently underfunded and accordingly the Companies have made contributions to the fund of $637,600 and $402,126 in Fiscal 2011 and Fiscal 2010, respectively.  The Companies expect to contribute $545,687 to the pension plan in Fiscal 2012.   Future benefit accruals under the pension plan ceased as of August 31, 2010.  The Companies also have in place a 401(k) pension plan that is available to all full time employees.  Effective August 1, 2010, the Companies match 50% of employee salary deferral contributions up to 3% of their pay for each payroll period.

The Companies recognize as compensation expense an amount equal to the grant date fair value of the stock options issued over the required service period.  Compensation cost was measured using the modified prospective approach.

The fair value of each option award is estimated at the date of grant using an option pricing model.  Expected volatilities are based upon historical volatilities of the Companies’ stock.  The Companies use historical data to estimate option exercises and employee terminations with the valuation model.  The expected term of options granted is derived from the output of the valuation model and represents the period of time that options granted are expected to be outstanding.  The risk-free rate for periods within the contractual term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

We have no off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Results of Operations

FISCAL 2011 VERSUS FISCAL 2010

Net Income

   For Fiscal 2011, we reported a net loss of ($2,474,765), or ($1.01) per combined share, as compared with a net loss of ($3,409,080), or ($1.39) per combined share for Fiscal 2010.

Revenues

   Combined revenue of $7,638,754 in Fiscal 2011 represents an increase of $1,751,524, or 30%, compared to $5,887,230 for Fiscal 2010. Real Estate Management Operations/Rental Operations revenue decreased $14,133, or less than 1%, compared to Fiscal 2010.  Land Resource Management revenue increased $1,765,657, or 69%, compared to Fiscal 2010.

Real Estate Management/Rental Operations

   The Real Estate Management Operations/Rental Operations revenue was $3,316,084 in Fiscal 2011 as compared to $3,330,217 in Fiscal 2010, which represented a decrease of $14,133, or less than 1%. This was primarily attributable to a decrease in new home construction revenue resulting from management’s decision to stop accepting new home construction contracts as of July 1, 2008. For Fiscal 2011 and 2010, there were no new homes under construction.

Land Resource Management

   Land Resource Management revenue was $4,322,670 in Fiscal 2011 as compared to $2,557,013 for Fiscal 2010, an increase of $1,765,657, or 69%. This is primarily attributable to the sale of the Applebee’s property in Fort Collins, Colorado and two land sales totaling $1,609,500, as compared to four land sales in Fiscal 2010 totaling $336,750, an increase of $1,272,750, or greater than 100%.  In Fiscal 2011, new homes sales totaling $1,830,315 consisted of four condominiums in Boulder Lake Village development ($1,198,700) and two duplexes in the Laurelwoods II development ($631,615) as compared to one condominium in the Boulder Lake Village development ($320,000) and three single family residences ($873,575) in the Laurelwoods II development totaling $1,193,575 in Fiscal 2010, for an increase of $636,740, or 53%.

Operating Costs

   Real Estate Management/Rental Operations

   Operating costs associated with Real Estate Management Operations/Rental Operations for Fiscal 2011 were $2,053,761 as compared to $2,194,711 for Fiscal 2010, which represents a decrease of $140,950 or 6%. For Fiscal 2011, construction costs of $250 and operating expenses of $0 for residual work on existing residential housing units as compared to Fiscal 2010 construction costs of $77,428 and operating expenses of $113,134 for residual work on existing residential housing units, a decrease of $190,312, or 100%. This was primarily attributable to a decrease in new home construction resulting from management’s decision to stop accepting new home construction contracts as of July 1, 2008. For Fiscal 2011 and 2010, there were no additional homes under construction.  All outstanding construction contracts have been completed. This was offset by increased operating expenses for real estate taxes ($57,815), repairs and maintenance ($12,026), insurance ($7,872) and supplies ($5,408) relating to the land leased to various hunting clubs and the Stretch fishing club.

   Land Resource Management

   Operating costs associated with Land Resource Management for Fiscal 2011 were $6,362,653 compared to $5,612,485 for Fiscal 2010, an increase of $750,168, or 13%.   Construction costs for Fiscal 2011 were $1,092,851 compared to $842,313 for Fiscal 2010, an increase of $250,358, or 30%. For Fiscal 2011, two duplex units and four condominium units were sold as compared to three single family residential units and one condominium unit sold in Fiscal 2010. Correspondingly, the operating and sales expenses also increased $1,078,346, or greater than 100%. These operating and sales expenses primarily related to impairments ($676,651), interest ($110,891), closing costs ($60,112), commissions ($31,506) and salaries with corresponding payroll taxes and benefits ($51,323). Impairment expense decreased by $1,801,000 based on an asset impairment for $502,000 relating the December 2011 sale of the ski areas was recognized in Fiscal 2011 as compared to asset impairments of $2,303,000 in Fiscal 2010.  The impairment expense is the result of various asset carrying values in excess of fair market value that may not be recoverable.  The fair market value is determined using numerous estimates, including discount rates, sales prices and sale dates.  Changes in these key assumptions can have a significant effect on the fair market value of these assets and thus an impact on the Companies’ financial statements.  The cost of sales for land and buildings for Fiscal 2011 was $1,489,283 compared to $241,639 for Fiscal 2010, an increase of $1,247,644, or greater than 100%. This increase was primarily attributable to the sale of the Fort Collins, Colorado property. Asset impairment of $73,000 related to unimproved land was reflected in Fiscal 2010 and $0 in Fiscal 2011.

   General and Administration

   General and administration costs for Fiscal 2011 were $1,791,381, as compared with $2,438,220 for Fiscal 2010, which represents a decrease of $646,839, or 27%. This decrease was primarily the result of decreased salaries, payroll taxes and benefits ($150,660), pension expense ($278,641), due to the defined benefit plan being frozen as of August 31, 2010 resulting in reduced contributions, professional fees ($75,154), consultants ($69,430) and closing costs ($24,686).

Other Income (Expense)

   Interest and other income was $332,928 in Fiscal 2011, as compared to $340,548 in Fiscal 2010, a decrease of $7,620, or 2% relating to miscellaneous revenue administration.  The reported interest income primarily resulted from the direct financing lease of the ski areas which were sold on December 15, 2011.

   Interest expense for Fiscal 2011 was $1,527,817 as compared to $1,364,442 for Fiscal 2010, an increase of $163,375, or 12%. This increase was primarily attributable to a $174,360 increase in interest expense associated with the companies operating lines of credit related to infrastructure costs and general operating expenses and a decrease in capitalized interest due to the units being completed.  These increases were offset by a $11,841 reduction in interest expense relating to four completed units in the Laurelwoods II community.

Tax Rate

   The effective tax rate for income taxes (benefit) was 34% in Fiscal 2011 as compared to 37% in Fiscal 2010.  The rate is different than the United States Federal statutory rate of 34% in Fiscal 2010 primarily due to the impact of state income taxes and non-deductible expenses.

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

Other Income (Expense)

   Interest and other income was $340,548 in Fiscal 2010, as compared to $328,924 in Fiscal 2009, an increase of $11,624, or 4%.  This increase was the result of a loss from the disposal of an asset occurring in Fiscal 2009 as the asset was no longer available for use.  The reported interest income primarily resulted from the direct financing lease of the ski areas which were sold on December 15, 2011.

   Interest expense for Fiscal 2010 was $1,364,442 as compared to $1,064,822 for Fiscal 2009, an increase of $299,620, or 28%. This increase was primarily attributable to a $283,095 increase in interest expense associated with four commercial investment properties, of which $209,643 was a result of the refinancing in Fiscal 2009 of the debt related to two of these commercial investment properties. The previous financing for these two commercial investment properties was in short-term notes with interest only payments due until maturity. On August 28, 2009, we replaced the debt on both of these properties with long-term financing.  These increases were offset by an $11,689 reduction in interest expense relating to two completed units in the Laurelwoods II community which were sold in Fiscal 2010.

Tax Rate

   The effective tax rate for income taxes (benefit) was 37% in Fiscal 2010 as compared to (126%) in Fiscal 2009.  The rate is different than the United States Federal statutory rate of 34% primarily due to the impact of state income taxes and non-deductible expenses.

Liquidity and Capital Resources:

   The Combined Statement of Cash Flows reflects net cash provided by operating activities of $1,179,506 for Fiscal 2011, net cash used in operating activities of $847,826 for Fiscal 2010, and net cash provided by operating activities of $5,535,364 for Fiscal 2009.  The increase in net cash provided by operating activities for Fiscal 2011 was primarily attributable to increased sales in land and real estate development and decreased net loss.

   Material non-recurring cash items during the past three years include the sale of Applebee’s in Fort Collins, Colorado for $1,450,000 in Fiscal 2011 and the sale of 2,699 acres of land to The Conservation Fund for $6,875,000 in Fiscal 2009.

   On September 30, 2011, the Companies sold the Applebee’s located in Fort Collins, Colorado.  A portion of the proceeds from the sale were used to pay off the Deed of Trust and Security Agreement and Purchase Money Promissory Note held by The Stephen A. Grove Descendants Trust in the amount of $670,000, which encumbered the property.

   On July 29, 2010, the Companies entered into a Loan Agreement (the “Loan”) and Term Note (the “Note”) with the Bank in the amount of $2,600,000.  The principal amount of the Loan was to be paid in full on July 29, 2011.  Effective as of July 29, 2011, the Companies entered into the Amended and Restated Note with the Bank (the “Amended and Restated Note”), which increased the loan by an aggregate of $2,000,000 to $4,600,000 and extended the maturity date of the Note from July 29, 2011 to December 31, 2011.  Interest is due and payable on a monthly basis and accrues at a variable rate equal (a) 3.00 percentage points above one-month LIBOR (3.25% at October 31, 2011.  The Amended and Restated Note is secured by (a) Amended and Restated Mortgages granted by the Companies and their wholly owned subsidiary, Northeast Land Company, on all of the Companies’ right, title and interest in and to the land and improvements at Jack Frost Mountain Ski Area and Big Boulder Ski Area, both of which are located in Kidder Township, Carbon County, Pennsylvania and Tunkhannock Township, Monroe County, Pennsylvania; (b) a first priority perfected security interest in all non-real estate assets of each of the Companies; and (c) the unlimited and unconditional guaranty and suretyship of

Kimco Realty Corporation, the Companies’ majority shareholder.  The proceeds of the Loan were used to complete construction of certain residential units and for other working capital purposes.  The additional proceeds of the Amended and Restated Note are being used for working capital purposes. Subsequently, on December 15, 2011, a portion of the proceeds from the sale of the ski areas was used to pay the balance on this note.

  On May 22, 2009, the Companies entered into a Deed of Trust and Security Agreement and Real Estate Lien Note with Barbers Hill Bank, a branch of Anahuac National Bank, in the amount of $1,050,000, which encumbered certain real property owned by Blue Ridge located in Chambers County, Texas.  This property was leased to Jack in the Box Eastern Division, L.P. The loan had a term of five years and required monthly payments in the amount of $7,255 beginning June 22, 2009 and ending May 22, 2014, at which time the remaining principal balance and all interest accrued would become due and payable.  The proceeds of the loan were used to fund the completion of Building J of the Boulder Lake Village condominium project and general operations.  The interest rate was fixed at 6.75%.  Subsequently, on November 30, 2011 the Jack in The Box was sold and a portion of the proceeds were used to pay the balance of $1,009,002 on this note.

   On August 28, 2009, Blue Ridge, through its wholly owned subsidiary, Blue Ridge WNJ, LLC, entered into a mortgage and security agreement and a $4,038,000 Senior Secured Note with Wells Fargo Bank Northwest, N.A.  This note is secured by the mortgage, which encumbers certain real property known as the Walgreens Store located in Dover Township, Ocean County, New Jersey.  A portion of the proceeds of the loan were used to pay off an existing note outstanding with State Farm Bank, which previously encumbered the New Jersey Walgreens property.  The loan requires monthly interest and principal payments beginning September 15, 2009 and ending August 15, 2031.  The interest rate is fixed at 6.90%.

   On August 28, 2009, Blue Ridge, through its wholly owned subsidiary, Blue Ridge WMN, LLC, entered into a mortgage and security agreement and a $4,340,000 Senior Secured Note with Wells Fargo Bank Northwest, N.A.  This note is secured by the mortgage, which encumbers certain real property known as the Walgreens Store located in White Bear Lake, Washington County, Minnesota.  A portion of the proceeds of the loan were used to pay off an existing note outstanding with State Farm Bank which previously encumbered the Minnesota Walgreens property.  The loan requires monthly interest and principal payments beginning September 15, 2009 and ending August 15, 2031.  The interest rate is fixed at 6.90%.

   The Companies have a $9,000,000 line of credit with the Bank to fund real estate development with a construction sub-limit of $4,400,000 and site development sub-limit of $4,600,000.  The interest rate on this line of credit is equal to the greater of overnight LIBOR plus 3.5% or the daily 30-day LIBOR plus 3.5%, with an interest rate floor of 5.5%.  The Companies maintain an interest reserve account which was established in the third quarter of Fiscal 2009 as security for the payment of interest with the proceeds from a sale of land.  Interest is due and payable on a monthly basis and at October 31, 2011, the interest rate equaled 5.5% and the balance of the interest reserve escrow account was $114,351.  The remaining principal and any accrued interest is due and payable on September 30, 2012.  The Companies utilized a portion of the proceeds from the sale of four Boulder Lake Village condominium units and two Laurelwoods Longview Drive duplex units to repay $1,166,258 and $472,512 on the Construction and Site Development sublimits, respectively, during Fiscal 2011.  At October 31, 2011, $3,239,131 and $2,917,521 were outstanding on the Construction and Site Development sub-limits, respectively.  Subsequently, on December 15, 2011 a portion of the proceeds from the sale of the ski areas was used to repay $181,500 on the Construction sub-limit and to repay in full the then outstanding balance of $2,881,311 on the Site Development sub limit.

   The total principal amount outstanding under the aggregate line of credit will not exceed the lesser of (a) $9,000,000, or (b) 80% of the cost or appraised value of the units.  The loan agreement requires, among other things, that the Companies comply with consolidated debt to worth, debt service coverage and tangible net worth ratios.  The Companies have not met the required debt service coverage ratio at October 31, 2011 and 2010 and have obtained waivers from the Bank for this covenant.

   The Companies also have a $3,100,000 line of credit with the Bank for general operations.  During Fiscal 2011 and 2010, we borrowed against the $3,100,000 line of credit in varying amounts with maximum total outstanding amounts of $2,981,012 and $2,893,306, respectively.  At October 31, 2011, $1,197,131 was outstanding on the $3,100,000 line at a 5.5% interest rate.

   For Fiscal 2011, maintenance equipment for our golf course was the major capital expenditure.

   The following table sets forth certain of our contractual obligations or commitments as of October 31, 2011 and their expected year of payment or expiration.

Contractual Obligations:	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Lines of Credit (1)	$7,353,783	$7,353,783	$0	$0	$0
Long-Term Debt (2)	20,627,266	4,993,662	8,505,203	533,154	6,595,247
Capital Leases	142,455	45,030	97,425	$0	$0
Purchase Obligations	10,158	10,158	$0	$0	$0
Pension Contribution Obligations	545,687	545,687

   Purchase obligations total $3,073,447 and consist of material contracts with multiple contractors all relating to real estate development.  Payments and adjustments made through October 31, 2011 total $3,063,289.

(1)

In December 2011, proceeds from the sale of the ski areas were utilized to repay $3,062,811 of the outstanding balance of the lines of credit.

(2)

In November and December 2011, proceeds from the sales of the Jack in the Box and the ski areas were utilized to repay $5,724,124 of the outstanding balance of the long term debt.

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

Quantitative and Qualitative Disclosures About Market Risk

   Our exposure to market risk is limited primarily to the fluctuating interest rates associated with variable rate indebtedness.  At October 31, 2011, our variable rate indebtedness represented 43% of our total debt outstanding.  Our average interest rate is based on our various credit facilities and our market risk exposure fluctuates based on changes in underlying interest rates.  We do not believe that the interest rate risk associated with our variable rate debt could have a material impact on the combined financial statements.  Our fixed and variable debt as of October 31, 2011 is detailed as follows:

Long-term debt:	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Fixed rate	$16,051,401	$400,317	$8,522,684	$533,154	$6,595,246
Average interest rate		6.24%	5.82%	6.90%	6.90%

Variable rate	12,072,103	11,992,158	79,945	0	0
Average interest rate		4.62%
	$28,123,504	$12,392,475	$8,602,629	$533,154	$6,595,246

   Exposure to market risk may also exist in our mortgages receivable issued in connection with land sales.  Mortgages receivable are considered fully collectible by management and accordingly, no allowance for loan losses is considered necessary.

New Accounting Pronouncements:

In September 2006, the Financial Accounting Standards Board “FASB” issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” as codified in FASB Accounting Standards Codification “ASC” 820, “Fair Value Measurements and Disclosures” (“ASC 820”). ASC 820 provides guidance for using fair value to measure assets and liabilities. ASC 820 also responds to investors’ requests for expanded information about the extent to which a company measures assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The Company adopted ASC 820 with respect to financial instruments effective for its fiscal year beginning November 1, 2008. In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS 157-2 (“FSP 157-2”) (codified in ASC 820) which delays the effective date of ASC 820 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP 157-2 applies to, but is not limited to, long-lived assets (asset groups) measured at fair value for an impairment assessment (i.e., inventory impairment assessments). FSP 157-2 defers the effective date for non-financial assets and non-financial liabilities of ASC 820 for the Companies to November 1, 2009. The Companies adoption of ASC 820 related to non-financial assets and non-financial liabilities did not have a material impact on the Companies’ combined financial statements.

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

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (“Topic 820”): Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 requires certain new disclosures and clarifies some existing disclosure requirements regarding fair value measurement as set forth in Accounting Standards Codification (“ASC”) Subtopic 820-10. ASU 2010-06 amends ASC Subtopic 820-10 to now require that (1) a reporting entity disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; (2) in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity present separately information about purchases, sales, issuances, and settlements, and (3) a reporting entity provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of ASU No. 2010-06 did not have a material impact on the Companies’ combined financial statements.

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

In December 2009, the FASB issued ASU No. 2009-16, “Accounting for Transfers of Financial Assets” (“ASU 2009-16”), which is an amendment of ASC 860, “Transfers and Servicing.”  ASU 2009-16 requires more information about the transfers of financial assets.  More specifically, ASU 2009-16 eliminates the concept of a “qualified special purpose entity”, changes the requirements for derecognizing financial assets, and enhances the information reported to users of financial statements.  ASU 2009-16 is effective for fiscal years beginning on or after November 15, 2009. ASU 2009-16 is effective for the Companies’ financial statements for fiscal years beginning November 1, 2010. The adoption of ASU 2009-16 did not have a material impact on the Companies’ combined financial statements.

In December 2009, the FASB issued ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”). ASU 2009-17 changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. The new standard will require a number of new disclosures, including additional disclosures about the reporting entity’s involvement with variable interest entities and any significant changes in risk exposure due to that involvement. A reporting entity will be required to disclose how its involvement with a variable interest entity affects the reporting entity’s financial statements. ASU 2009-17 is effective for fiscal years beginning after November 15, 2009. The adoption of ASU 2009-17 did not have a material impact on the Companies’ combined financial statements.

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, “Statement of Comprehensive Income” (“ASU 2011-05”), which requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income.  The adoption of this guidance, which relates to presentation only, is not expected to have a material impact on the Companies’ combined financial statements.  ASU 2011-05 will be effective for the Companies’ fiscal year beginning November 1, 2012.

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED BALANCE SHEETS

October 31, 2011 and 2010

ASSETS	10/31/11	10/31/10

Land and land development costs (3,394 and 3,433 acres per land ledger, respectively)	$20,642,787	$21,410,737
Land improvements, buildings and equipment, net	22,881,409	25,401,708
Land held for investment, principally unimproved (10,719 and 10,723 acres per land ledger, respectively)	6,943,374	8,523,723
Long-lived assets held for sale	4,721,303	3,943,479
Net investment in direct financing leases	7,788,195	8,298,793
Cash and cash equivalents	377,158	389,962
Cash held in escrow	211,881	605,159
Prepaid expenses and other assets	1,379,312	1,273,842
Accounts receivable and mortgages receivable	160,290	409,987
Total assets	$65,105,709	$70,257,390

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
Debt	$28,123,504	$28,947,454
Accounts payable	437,783	646,961
Accrued liabilities	415,935	385,606
Deferred income	733,734	794,244
Amounts due to related parties	24,792	7,292
Accumulated deferred income taxes	2,303,708	3,964,378
Unfunded pension liability	3,312,316	2,713,872
Total liabilities	35,351,772	37,459,807

COMBINED SHAREHOLDERS' EQUITY:
Capital stock, without par value, stated value $.30 per
combined share, Blue Ridge and Big Boulder each
authorized 3,000,000 shares, each issued 2,732,442	819,731	819,731
Capital in excess of stated value	19,829,475	19,829,475
Earnings retained in the business	13,462,459	15,937,224
Accumulated other comprehensive loss	(2,272,321)	(1,703,440)
Shareholders’ equity before capital stock in treasury	31,839,344	34,882,990
Less cost of 282,018 combined shares of capital stock in treasury	2,085,407	2,085,407
Total shareholders' equity	29,753,937	32,797,583
Total liabilities and shareholders’ equity	$65,105,709	$70,257,390

The accompanying notes are an integral part of the combined financial statements.

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED STATEMENTS OF OPERATIONS

for the years ended October 31, 2011, 2010 and 2009

	10/31/11	10/31/10	10/31/09
Revenues:
Real estate management revenue	$993,602	$1,081,270	$1,552,798
Land resource management revenue	4,322,670	2,557,013	11,990,241
Rental income revenue	2,322,482	2,248,947	2,353,627
Total revenues	7,638,754	5,887,230	15,896,666
Costs and expenses:
Real estate management costs	1,016,444	1,131,626	1,994,154
Land resource management costs	6,362,653	5,612,485	10,266,197
Rental income costs	1,037,317	1,063,085	1,184,221
General and administration expense	1,791,381	2,438,220	1,639,307
(Gain) loss on sale of assets	(19,165)	0	10,643
Total costs and expenses	10,188,630	10,245,416	15,094,522
Operating (loss) profit	(2,549,876)	(4,358,186)	802,144

Other income and (expense):
Interest and other income	332,928	340,548	328,924
Interest expense (net of capitalized interest of $198,728 in 2011, $312,944 in 2010 and $499,637 in 2009)	(1,527,817)	(1,364,442)	(1,064,822)
Total other income and expense	(1,194,889)	(1,023,894)	(735,898)

(Loss) income from operations before income taxes	(3,744,765)	(5,382,080)	66,246

(Credit) provision for income taxes:
Current income taxes	2,000	(3,000)	47,000
Deferred income taxes	(1,272,000)	(1,970,000)	(130,000)
Total (credit) provision for income taxes	(1,270,000)	(1,973,000)	(83,000)

Net (loss) income	($2,474,765)	($3,409,080)	$149,246

Earnings per combined share:
Basic (loss) earnings per weighted average combined share	($1.01)	($1.39)	$0.06

The accompanying notes are an integral part of the combined financial statements.

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
for the years ended October 31, 2011, 2010 and 2009

					Accumulated
			Capital in	Earnings	Other	Capital
	Capital Stock (a)		Excess of	Retained in	Comprehensive	Stock in
	Shares	Amount	Stated Value	the Business	Loss	Treasury (b)	Total
Balances, October 31, 2008	2,732,442	$819,731	$19,785,264	$19,197,058	($694,467)	($2,085,407)	$37,022,179

Comprehensive loss:
Net (loss) income				149,246			149,246

Other comprehensive (loss) income:
Defined benefit pension
Deferred actuarial (loss), gain net					(1,380,283)		(1,380,283)
Prior service costs, net					163		163
Unrecognized transition cost, net					1,703		1,703
Total defined benefit pension, net of deferred tax expense of $943,000							(1,378,417)

Total comprehensive loss							(1,229,171)
Compensation recognized under employee stock plan			38,322				38,322

Balances, October 31, 2009	2,732,442	$819,731	$19,823,586	$19,346,304	($2,072,884)	($2,085,407)	$35,831,330

Comprehensive loss:
Net (loss) income				(3,409,080)			(3,409,080)

Other comprehensive (loss) income:
Defined benefit pension
Deferred actuarial (loss) gain net					362,652		362,652
Prior service costs, net					688		688
Unrecognized transition cost, net					6,104		6,104
Total defined benefit pension, net of deferred tax expense of $257,000							369,444
Total comprehensive loss							(3,039,636)

Compensation recognized under employee stock plan			5,889				5,889

Balances, October 31, 2010	2,732,442	$819,731	$19,829,475	$15,937,224	($1,703,440)	($2,085,407)	$32,797,583

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
for the years ended October 31, 2011, 2010 and 2009 (cont’d)

					Accumulated
			Capital in	Earnings	Other	Capital
	Capital Stock (a)		Excess of	Retained in	Comprehensive	Stock in
	Shares	Amount	Stated Value	the Business	Loss	Treasury (b)	Total
Balances, October 31, 2010	2,732,442	$819,731	$19,829,475	$15,937,224	($1,703,440)	($2,085,407)	$32,797,583

Comprehensive loss:
Net (loss) income				(2,474,765)			(2,474,765)

Other comprehensive (loss) income:
Defined benefit pension
Deferred actuarial (loss) gain, net of tax expense of $389,000					(568,881)		(568,881)
Total comprehensive loss							(3,043,646)

Balances, October 31, 2011	2,732,442	$819,731	$19,829,475	$13,462,459	($2,272,321)	($2,085,407)	$29,753,937

(a) Capital stock, at stated value of $.30 per combined share

(b) 282,018 combined shares held in treasury, at cost at October 31, 2011, 2010, and 2009

The accompanying notes are an integral part of the combined financial statements.

BLUE RIDGE REAL ESTATE COMPANY and SUBSIDIARIES

BIG BOULDER CORPORATION and SUBSIDIARIES

COMBINED STATEMENTS OF CASH FLOWS

for the years ended October 31, 2011, 2010 and 2009

	10/31/11	10/31/10	10/31/09
Cash Flows (Used In) Provided By Operating Activities:
Net (loss) income	($2,474,765)	($3,409,080)	$149,246
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,354,830	1,341,774	1,391,153
Impairment	1,178,651	2,376,000	2,571,000
Abandonment	0	0	1,686,209
Net book value of properties sold	1,361,786	0	1,164,551
Deferred income taxes	(1,272,000)	(1,970,000)	(130,000)
(Gain) loss on sale of assets	(19,165)	0	10,643
Compensation recognized under employee stock plan	0	5,889	38,322
Changes in operating assets and liabilities:
Cash held in escrow	393,278	436,518	(809,618)
Accounts receivable and mortgages receivable	249,697	(58,659)	180,839
Prepaid expenses and other assets	(105,470)	7,933	(160,104)
Land and land development costs	92,460	(570,414)	(1,822,464)
Long-lived assets held for sale	1,001,171	973,748	2,110,418
Accounts payable and accrued liabilities	(520,457)	(52,171)	(701,779)
Deferred income	(60,510)	70,636	(143,052)
Net cash provided by (used in) operating activities	1,179,506	(847,826)	5,535,364

Cash Flows (Used In) Provided By Investing Activities:
Proceeds from disposition of assets	52,600	0	0
Additions to properties	(429,557)	(1,542,999)	(75,973)
Payments received under direct financing lease arrangements	8,598	11,280	14,185
Net cash used in investing activities	(368,359)	(1,531,719)	(61,788)

Cash Flows Provided By (Used In) Financing Activities:
Proceeds from debt	6,474,530	7,928,262	16,644,742
Payment of debt	(7,298,481)	(5,275,527)	(21,623,317)
Deferred financing costs	0	(45,000)	(558,312)
Net cash (used in) provided by financing activities	(823,951)	2,607,735	(5,536,887)
Net (decrease) increase in cash and cash equivalents	(12,804)	228,190	(63,311)
Cash and cash equivalents, beginning of period	389,962	161,772	225,083
Cash and cash equivalents, ending of period	$377,158	$389,962	$161,772

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

Land Held for Investment:

   Land held for investment is stated at cost and is principally unimproved.  Portions of this land are leased on an annual basis primarily to hunting and sportsman clubs.  Real estate taxes and insurance are expensed as incurred.  In the second quarter of 2011, Land held for recreation was reclassified to Land held for investment, principally unimproved. The 311 acres that were reclassified, house our ski areas which were leased to a third party operator during Fiscal 2011.  Subsequently, on December 15, 2011 the ski areas were sold.  Reported interest income principally relates to this direct financing lease.  Operating activities relating to this land are part of the rental income segment.  Real estate taxes and insurance were the responsibility of the operator.

Long-Lived Assets Held for Sale:

   Long-lived assets held for sale primarily relate to housing units constructed in real estate developments projects.  The Companies classify assets as a long-lived asset held for sale upon the completion of construction.  The carrying value of the assets held for sale are stated at the lower of carrying value or fair market value less costs to sell.  Real estate taxes, insurance, utilities and any related interest are expensed upon completion of construction.  Also included in long-lived assets held for sale at October 31, 2011 is the Jack in the Box, which was sold on November 30, 2011.

Investment in Direct Financing Leases:

   The Companies’ have capitalized as the net investment in direct financing leases, the portion of the leased premises pertaining to Jack Frost Mountain and Big Boulder ski areas, which meets the criteria for accounting for these lease transactions as direct financing leases.  The accounting was based on estimates and assumptions about the fair values and estimated useful lives of the leased properties, as well as the collectibility of lease payments and recoverability of the unguaranteed residual value of the leased properties.  Management had periodically reviewed the net investment indirect financing leases for events or changes in circumstances that could impact collectibility, and recoverability of the unguaranteed residual value of leased properties and at October 31, 2011 wrote down the net investment indirect financing lease to the amount expected to be recoverable.  Subsequently, on December 15, 2011 the ski areas were sold.

Accounts and Mortgages Receivable:

   Accounts receivable are reported at net realizable value.  Accounts or a portion thereof are written off when they are determined to be uncollectible based upon management’s assessment of individual accounts.  An allowance for doubtful accounts, if deemed necessary, is estimated based upon a review of individual accounts.  The allowance amount was $1,222 at October 31, 2011 and $1,192 at October 31, 2010.

   The Companies account for mortgages receivable on a cost basis.  Interest income is recorded on a monthly basis.  Late payment fees are charged on overdue payments.  Mortgages receivable are evaluated at origination and monitored on an ongoing basis for credit worthiness.  Mortgages receivable are considered fully collectible by management and accordingly no allowance for losses is considered necessary.  Any mortgage 90 days past due is reviewed by management for collectibility.  Mortgages receivable were $2,920 and $175,687 at October 31, 2011 and 2010, respectively.

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

Comprehensive Income (Loss):

   The Companies’ comprehensive income (loss) differs from net income (loss) due to changes in the funded status of the Companies’ defined benefit pension plan (see Note 8).  The Companies have elected to disclose comprehensive income and loss in its Combined Statements of Changes in Shareholders’ Equity.

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

   The Companies policies for Accounting for Uncertainty in Income Taxes in an enterprise’s financial statements, requires a review of all tax positions and applies a “more-likely-than-not” recognition threshold to determine whether any part of an individual tax position should be recognized in an enterprise’s financial statements. A tax position that meets the more-likely-than-not recognition threshold is measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon the ultimate settlement with the taxing authority that has full knowledge of all relevant information.

Advertising Costs:

   Advertising costs are primarily related to real estate development and golf course operation.  Advertising costs are expensed when incurred and the advertising expense for Fiscal 2011, Fiscal 2010 and Fiscal 2009 was $25,739, $43,441, and $87,733, respectively.

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

Concentration of Credit Risk:

   Financial instruments which potentially subject the Companies to concentration of credit risk consist principally of temporary cash investments. The Companies’ temporary cash investments are held by financial institutions. The Companies have not experienced any losses related to these investments.  At October 31, 2011, the Companies had no cash in excess of the FDIC limits.

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

   The fair value of each option award is estimated at the date of grant using an option pricing model.  Expected volatilities are based upon historical volatilities of the Companies’ stock.  The Companies use historical data to estimate option exercises and employee terminations with the valuation model.  The expected term of options granted is derived from the output of the valuation model and represents the period of time that options granted are expected to be outstanding.  The risk-free rate for periods within the contractual term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Reclassification:

     Effective as of April 30, 2010, results of operations for the golf course were reclassified to the Land Resource Management segment from the Summer Recreation Operations segment.  The reclassification was based on management’s current determination to market the golf course and the planned residential development surrounding the golf course together as a parcel to a national developer.  The Summer Recreation Operations segment no longer exists as a result of the reclassification.  This was also reflected for balance sheet purposes, as the golf course cost basis was transferred from land held for recreation to land and land development costs.

   In the second quarter of 2011, Land held for recreation was reclassified to Land held for investment, principally unimproved.  The 311 acres that were reclassified house our ski areas which were leased to a third party operator during Fiscal 2011.  Subsequently, on December 15, 2011 the ski areas were sold.  Operating activities relating to this land are part of the rental income segment.

   Certain amounts in the Fiscal 2010 and Fiscal 2009 combined financial statements have been reclassified to conform to the Fiscal 2011 presentation.

New Accounting Pronouncements:

In September 2006, the Financial Accounting Standards Board “FASB” issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” as codified in FASB Accounting Standards Codification “ASC” 820, “Fair Value Measurements and Disclosures” (“ASC 820”). ASC 820 provides guidance for using fair value to measure assets and liabilities. ASC 820 also responds to investors’ requests for expanded information about the extent to which a company measures assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The Company adopted ASC 820 with respect to financial instruments effective for its fiscal year beginning November 1, 2008. In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS 157-2 (“FSP 157-2”) (codified in ASC 820) which delays the effective date of ASC 820 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP 157-2 applies to, but is not limited to, long-lived assets (asset groups) measured at fair value for an impairment assessment (i.e., inventory impairment assessments). FSP 157-2 defers the effective date for non-financial assets and non-financial liabilities of ASC 820 for the Companies to November 1, 2009. The Companies adoption of ASC 820 related to non-financial assets and non-financial liabilities did not have a material impact on the Companies’ combined financial statements.

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

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (“Topic 820”): Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 requires certain new disclosures and clarifies some existing disclosure requirements regarding fair value measurement as set forth in Accounting Standards Codification (“ASC”) Subtopic 820-10. ASU 2010-06 amends ASC Subtopic 820-10 to now require that (1) a reporting entity disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; (2) in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity present separately information about purchases, sales, issuances, and settlements, and (3) a reporting entity provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of ASU No. 2010-06 did not have a material impact on the Companies’ combined financial statements.

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

In December 2009, the FASB issued ASU No. 2009-16, “Accounting for Transfers of Financial Assets” (“ASU 2009-16”), which is an amendment of ASC 860, “Transfers and Servicing.”  ASU 2009-16 requires more information about the transfers of financial assets.  More specifically, ASU 2009-16 eliminates the concept of a “qualified special purpose entity”, changes the requirements for derecognizing financial assets, and enhances the information reported to users of financial statements.  ASU 2009-16 is effective for fiscal years beginning on or after November 15, 2009. ASU 2009-16 is effective for the Companies’ financial statements for fiscal years beginning November 1, 2010. The adoption of ASU 2009-16 did not have a material impact on the Companies’ combined financial statements.

In December 2009, the FASB issued ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”). ASU 2009-17 changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. The new standard will require a number of new disclosures, including additional disclosures about the reporting entity’s involvement with variable interest entities and any significant changes in risk exposure due to that involvement. A reporting entity will be required to disclose how its involvement with a variable interest entity affects the reporting entity’s financial statements. ASU 2009-17 is effective for fiscal years beginning after November 15, 2009. The adoption of ASU 2009-17 did not have a material impact on the Companies’ combined financial statements.

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, “Statement of Comprehensive Income” (“ASU 2011-05”), which requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income.  The adoption of this guidance, which relates to presentation only, is not expected to have a material impact on the Companies’ combined financial statements.  ASU 2011-05 will be effective for the Companies’ fiscal year beginning November 1, 2012.

2.  CONDENSED FINANCIAL INFORMATION:

Condensed financial information of Blue Ridge and its subsidiaries and Big Boulder and its subsidiaries, at October 31, 2011, 2010 and 2009 and for each of the years then ended is as follows:

	Blue Ridge and Subsidiaries
	10/31/11	10/31/10	10/31/09
FINANCIAL POSITION:
Total assets	$51,526,111	$54,244,597	$56,121,655
Total liabilities	33,108,155	33,548,251	32,643,664
Shareholders' equity	18,417,958	20,696,349	23,477,988
OPERATIONS:
Revenues	5,280,127	4,193,744	12,593,315
Income (loss) from operations before taxes	(2,584,510)	(5,022,971)	2,715,485
Provision (credit) for income taxes	(875,000)	(1,866,000)	969,000
Net (loss) income	($1,709,510)	($3,156,971)	$1,746,485

	Big Boulder and Subsidiaries
	10/31/11	10/31/10	10/31/09
FINANCIAL POSITION:
Total assets	$13,579,598	$16,012,793	$16,837,726
Total liabilities	2,243,617	3,911,556	4,484,387
Shareholders' equity	11,335,979	12,101,234	12,353,342
OPERATIONS:
Revenues	2,358,627	1,693,486	3,303,351
Loss from operations before taxes	(1,160,255)	(359,109)	(2,649,239)
Provision (credit) for income taxes	(395,000)	(107,000)	(1,052,000)
Net (loss)	($765,255)	($252,109)	($1,597,239)

3.  LAND AND LAND DEVELOPMENT COSTS:

Land and land development costs as of October 31, 2011 and 2010 consist of the following:

	10/31/2011	10/31/2010
Land unimproved designated for development	$10,901,859	$11,021,647
Residential development	5,084,262	5,906,189
Infrastructure development	4,656,666	4,482,901
	$20,642,787	$21,410,737

The decrease in land improvements designated for development ($119,788) was due to two land sales in Fiscal 2011.  The carrying value of land improvements designated for development reflects an impairment allowance of $73,000 in Fiscal 2011 and Fiscal 2010.  The decrease in the residential development was primarily due to the sale of two condominium units at Boulder Lake Village ($891,693) and the transfer to assets held for sale of three condominium units at Boulder Lake Village ($1,196,693), net of their impairment allowance of $859,749, which was offset by additions of $406,710.  The increase in infrastructure development cost of $173,765 was primarily related to the costs associated with the Big Boulder wastewater treatment plan upgrade.  The carrying value of the infrastructure development assets reflects an impairment allowance of $1,900,000 in Fiscal 2011 and Fiscal 2010 and the carrying value of the residential development assets reflects an impairment allowance of $0 in Fiscal 2011 and $859,749 in Fiscal 2010.

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

The following is a summary of the planned residential developments (PRD) that were abandoned:

	Total Investment at 10/31/09	Abandonment	Net Investment After Abandonment
Jack Frost Mountain PRD	$1,753,115	$1,528,083	$225,032
Big Boulder Slopeside PRD	158,126	158,126	0
Totals	$1,911,241	$1,686,209	$225,032

5.  LAND:

	10/31/2011	10/31/2010
Land held for investment
Land – Unimproved	$2,340,198	$2,340,198
Land – Commercial rental properties	4,603,176	6,183,525
	$6,943,374	$8,523,723

6.  DEBT AND LETTER OF CREDIT:

Debt as of October 31, 2011 and 2010 consists of the following:

	10/31/11	10/31/10
Mortgage notes payable to bank, interest fixed at 6.90% payable in monthly installments of $61,769 including interest through Fiscal 2031.	$7,997,897	$8,180,380
Mortgage notes payable to bank, interest at the bank’s prime rate (3.25% at October 31, 2011) payable in monthly installments of $3,198 through January 2014.	118,320	156,698
Mortgage note payable to bank, interest fixed at 5.59% payable in monthly installments of $44,156 including interest through October 2014.	6,900,665	7,035,263
Mortgage note payable to bank, interest fixed at 6.75% payable in monthly installments of $7,255 including interest through May 2014.	1,010,384	1,027,645
Construction and site development line of credit mortgage note payable to bank, interest at the greater of LIBOR plus 3.5% or 5.5% (5.5% at October 31, 2011) payable in installments due at the closing of each unit within the development through September 2012 or on demand.	6,156,652	7,795,423
Revolving line of credit payable to bank, interest at the greater of LIBOR plus 3.5% or 5.5% (5.5% at October 31, 2011) payable on demand.	1,197,131	1,427,386
Term note payable to bank, interest at one-month LIBOR plus 3.0% (3.25% at October 31, 2011). Interest only payments due monthly through December 2011 at which time principal balance is due in full.	4,600,000	2,600,000
Capital lease obligation payable to bank, interest fixed at 5.23%, payable in 24 installments of $8,682 due April 2011 through September 2014.	142,455	0
Capital lease obligation payable to bank, interest fixed at 6.48%, payable in 48 monthly installments of $5,131 including interest through October 2011.	0	54,659
Promissory note payable to a descendants trust, interest fixed at 7%, interest only payments of $3,908 due monthly through February 2015, at which time principal balance is due.	0	670,000
	$28,123,504	$28,947,454

   The Companies have two lines of credit with Manufacturers and Traders Trust Company (the “Bank”) totaling $12,100,000 at October 31, 2011.  The lines are as follows: a $9,000,000 line of credit mortgage note with sub-limits for construction and site development and a $3,100,000 revolving line of credit for general operations.

   During Fiscal 2011, the $9,000,000 line of credit mortgage had a site-development sublimit of $4,600,000 and a construction sub-limit of $4,400,000.  At October 31, 2011, the Companies had utilized $6,156,652 of this line which bears interest at the greater of overnight LIBOR plus 3.5% or the daily 30-day LIBOR plus 3.5%, in all cases at a minimum interest rate of 5.5% (such interest rate was 5.5% at October 31, 2011). The interest reserve account included in cash held in escrow, which was established in 2009 as security for the payment of interest on the mortgage note, and had a balance of $114,351 at October 31, 2011.  Subsequently, on December 15, 2011 the ski areas were sold. Sale proceeds of $3,062,811 were utilized to pay this line of credit and $325,000 was deposited into the interest reserve account.

   At October 31, 2011, Blue Ridge had utilized $1,197,131 of its $3,100,000 general line of credit, which is an on demand, revolving line with no maturity date. The general line of credit bears interest at the greater of the overnight LIBOR plus 3.5% or the daily 30-day LIBOR plus 3.5%, with in all cases a minimum interest rate of 5.5% (such interest rate was 5.5% at October 31, 2011).

   The weighted average short term borrowings and interest rate for the year ended October 31, 2011 were $12,629,000 and 5.04% respectively.  The weighted average interest rate at ended October 31, 2011 was 4.62%.  The loan agreement requires, among other things, that the Companies comply with consolidated debt to worth, debt service coverage and tangible net worth ratios.  The Companies have not met the required debt service coverage ratio at October 31, 2011 and 2010 and have obtained waivers from the Bank for this covenant.

  The site development sub-limit agreement enables the Companies to issue letters of credit in amounts up to $4,600,000.  During the fiscal year ended October 31, 2005, or Fiscal 2005, the Bank agreed to issue, on the Companies’ behalf, an irrevocable standby Letter of Credit to Kidder Township for the purpose of guaranteeing, as required by Kidder Township, completion of the infrastructure improvements to the Boulder Lake Village premises.  On September 12, 2005, the letter of credit was issued in the amount of $3,831,594.  As of October 31, 2011, the Companies have utilized $2,628,657 of the site development sub-limit and the net balance of the letter of credit was $1,202,937.  The amount available on the site development sub-limit as of October 31, 2011 was $479,542.

   On September 30, 2011, the Companies sold a property leased to AmRest, LLC in Fort Collins, Colorado and subsequently paid off the outstanding principal balance of $670,000 on a purchase money promissory note with The Stephen A. Grove Descendants Trust.

   On May 22, 2009, the Companies entered into a Deed of Trust and Security Agreement and Real Estate Lien Note with Barbers Hill Bank totaling $1,050,000.  The agreement encumbered certain real property located in Chambers County, Texas.  The property was leased to Jack in the Box Eastern Division, L.P. during Fiscal Year 2011 and was subsequently sold.  The note, which had a maturity date of May 22, 2014 and bore interest at a fixed rate of 6.75%, had an outstanding balance of $1,010,384 as of October 31, 2011.  On November 30, 2011, the Companies sold the property in Chambers County, Texas and subsequently repaid in full the outstanding balance under the note of $1,009,002 to Barbers Hill Bank.

   On July 29, 2010 the Companies entered into a Loan Agreement and Term Note with the Bank in the amount of $2,600,000.  The agreement encumbers, among other things, certain real property at Jack Frost Mountain Ski Area and Big Boulder Ski Area and all non-real estate assets of the Companies and is secured by the guaranty of Kimco Realty Corporation, the Companies’ majority shareholder.  The principal amount of the Loan was to be paid in full on July 29, 2011.  Effective as of July 29, 2011, the Companies entered into the Amended and Restated Note with the Bank, which increased the loan by an aggregate of $2,000,000 to $4,600,000 and extended the maturity date of the note from July 29, 2011 to December 31, 2011.  The note bears interest at a rate of one-month LIBOR plus 3.0% (such interest rate was 3.25% at October 31, 2011). On December 15, 2011 the note was paid in full with the proceeds from the sale of the ski areas.

   The Companies had a capital lease agreement with the Bank for a modular Pro Shop at Jack Frost National Golf Course.  The capital lease was payable in 48 monthly installments of $5,131 and bore interest at a fixed rate of 6.48%.  The capital lease was paid in full in October 2011.

   All properties have been pledged as collateral for debt.

 The aggregate amount of long-term debt maturing in each of the next five years and thereafter ending subsequent to October 31, 2011, is as follows: 2012 - $12,392,475; 2013 - $465,654; 2014 - $7,896,679; 2015 - $240,295; 2016 - $257,410; thereafter $6,870,991.

7.  INCOME TAXES:

   The credit for income taxes from operations is as follows:

	10/31/11	10/31/10	10/31/09
Currently payable:
Federal	$0	($5,000)	$44,000
State	2,000	2,000	3,000
	2,000	(3,000)	47,000
Deferred:
Federal	(1,274,000)	(1,785,000)	30,000
State	2,000	(185,000)	(160,000)
	(1,272,000)	(1,970,000)	(130,000)
Total	($1,270,000)	($1,973,000)	($83,000)

   A reconciliation between the amount computed using the statutory federal income tax rate of 34% and the actual credit for income taxes is as follows:

	10/31/11	10/31/10	10/31/09
Computed at statutory rate	($1,273,000)	($1,829,000)	$23,000
State income taxes, net of federal income tax	2,000	(121,000)	(102,000)
Nondeductible expenses	1,000	(24,000)	0
Other	0	1,000	(4,000)
(Credit) provision for income taxes from operations	($1,270,000)	($1,973,000)	($83,000)

   The components of the deferred tax assets and liabilities as of October 31, 2011 and 2010 are as follows:

	10/31/11	10/31/10
Deferred tax assets:
Accrued expenses	$27,000	$27,000
Deferred income	147,000	162,000
Defined benefit pension	1,553,000	1,164,000
Asset impairment	2,132,000	1,951,000
AMT credit carryforward	364,000	364,000
Net operating losses	6,287,000	4,680,000
Valuation allowance	(2,778,000)	(2,451,000)
Contribution carryforward	32,000	29,000
Stock options	164,000	165,000
Deferred tax asset	7,928,000	6,091,000

	10/31/11	10/31/10
Deferred tax liability:
Depreciation	9,398,000	9,222,000
Land basis	834,000	834,000
	10,232,000	10,056,000

Deferred income tax liability, net	$2,304,000	$3,965,000

   At October 31, 2011, the Companies have approximately $364,000 of Alternative Minimum Tax (AMT) credit carryforward available to reduce future income taxes.  The AMT credit has no expiration date.

   At October 31, 2011, the Companies had available approximately $10,321,000 of federal net operating loss carryforwards which will expire from 2024 to 2031. The Companies also have state net operating loss carryforwards of approximately $27,805,000 that will expire from 2019 to 2031.  The Companies have recorded a valuation allowance against state net operating losses, which are not expected to be utilized.

   The Companies recognize interest and/or penalties related to income tax matters in income tax expense.

   At October 31, 2011, the Companies had unsettled federal tax returns for Fiscal 2008, 2009 and 2010 and unsettled state tax returns for Fiscal 2008, 2009 and 2010 for the states of Louisiana, Minnesota, New Jersey, Pennsylvania, South Carolina, Texas and Colorado.

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

Weighted Average Assumptions	10/31/11	10/31/10	10/31/09
Discount Rates used to determine net periodic pension cost as of October 31, 2011, 2010 and 2009	5.26%	5.67%	8.25%
Expected long-term rates of return on assets	7.50%	7.50%	7.50%
Rates of increase in compensation levels	N/A	N/A	4.00%

Change in Benefit Obligation	10/31/11	10/31/10
Benefit obligation at beginning of year	$7,583,064	$7,392,287
Service cost (net of expenses)	55,788	186,427
Interest cost	391,258	415,441
Curtailment	0	(164,981)
Actuarial loss	1,010,136	19,173
Benefits paid	(275,040)	(265,283)
Benefit obligation at end of year	$8,765,206	$7,583,064

Change in Plan Assets	10/31/11	10/31/10
Fair value of plan assets at beginning of year	$4,869,192	$4,199,624
Actual return on plan assets	267,951	598,148
Employer contributions	637,600	402,126
Benefits paid	(275,040)	(265,283)
Administrative expenses	(46,813)	(65,423)
Fair value of plan assets at end of year	$5,452,890	$4,869,192

Reconciliation of Funded Status of the Plan	10/31/11	10/31/10
Funded status at end of year	($3,312,316)	($2,713,872)
Unrecognized transition obligation	0	0
Unrecognized net prior service cost	0	0
Unrecognized net actuarial loss	3,824,812	2,867,261
Net amount recognized at end of year	$512,496	$153,389

Amounts Recognized in the Combined Balance Sheet	10/31/11	10/31/10
Accrued pension expense	($3,312,316)	($2,713,872)
Accumulated other comprehensive loss (pre-tax)	3,824,812	2,867,261
Net amount recognized	$512,496	$153,389

Additional Year-End Information for Pension Plan with Accumulated Benefit Obligation in Excess of Plan Assets	10/31/11	10/31/10
Projected benefit obligation	$8,765,206	$7,583,064
Accumulated benefit obligation	$8,765,206	$7,583,064
Fair value of plan assets	$5,452,890	$4,869,192

Amounts Recognized in Accumulated Other Comprehensive Loss	10/31/11	10/31/10
Net actuarial loss	$3,824,812	$2,867,261
Prior service cost	0	0
Unrecognized net initial obligation	0	0
Total (before tax effects)	$3,824,812	$2,867,261

Components of Net Periodic Benefit Cost	10/31/11	10/31/10	10/31/09
Service cost	$55,788	$186,427	$133,037
Interest cost	391,258	415,441	352,191
Expected return on plan assets	(369,382)	(316,795)	(265,883)
Amortization of transition obligation	0	2,868	2,868
Amortization of prior service cost	0	274	274
Amortization of accumulated loss	200,829	268,919	60,656
Total net periodic benefit expense	$278,493	$557,134	$283,143

Other changes in plan assets and benefit obligations recognized in other comprehensive loss	10/31/11	10/31/10
Net loss (gain)	$1,111,567	($262,180)
Recognized net actuarial gain (loss)	(200,829)	(268,919)
Prior service cost (credit)	0	0
Recognized prior service (cost) credit	0	(274)
Recognized net transition (obligation) asset	0	(2,868)
Total recognized in other comprehensive loss (before tax effects)	$910,738	($534,241)

Total recognized in net periodic benefit cost and other comprehensive income (before tax effects)	$1,189,231	$22,893

Amounts expected to be recognized into net periodic cost in the coming year	10/31/11	10/31/10
Loss recognition	$334,273	$201,428
Prior service cost recognition	$0	$0
Net initial obligation/(asset) recognition	$0	$0

Estimated Future Benefits Payments	Fiscal Year	Benefits
	2012	$348,379
	2013	$347,424
	2014	$365,018
	2015	$385,135
	2016	$468,794
	2017-2021	$2,654,169

   The Companies expect to contribute $545,687 to the pension plan in fiscal 2012.

   Measurement Date   October 31

Weighted Average Assumptions	For Determination of:
	Benefit Obligations as of October 31, 2011	Benefit Obligations as of October 31, 2010
Discount rate	4.48%	5.26%
Rate of compensation increase	N/A	N/A

Weighted-Average Asset Allocations	10/31/11	10/31/10
Asset Category
Equity	62.86%	63.32%
Fixed Income	35.92%	36.03%
Cash Equivalents	1.22%	.65%
Total	100.00%	100.00%

   The Companies’ goal is to conservatively invest the plan assets in high-grade securities with a minimum risk of market fluctuation.  Based on the allocation of our assets between equity, fixed income and money market funds, we estimate our long term rate of return to be approximately 7.5%.

   Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.

   The standard describes three levels of inputs that may be used to measure fair value:

   Level 1 – Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets.  These generally provide the most reliable evidence and are used to measure fair value whenever available.

   Level 2 – Fair value is based on significant inputs, other than level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data.  Level 2 inputs include quoted market prices in active markets for similar assets, quoted market prices in markets that are not active for identical or similar assets, and other observable inputs.

   Level 3 – Fair value would be based on significant unobservable inputs.  Examples of valuation methodologies that would result in level 3 classification include option pricing models, discounted cash flows, and other similar techniques.

   Information about the Plan’s fair value levels follows as at October 31, 2011:

	Level 1	Level 2	Level 3	Total
Money Market Fund	$66,594			$66,594
Common Collective Trust Funds:
Strategic Bond Portfolio		$614,794		614,794
Long Duration Portfolio		610,900		610,900
Intermediate Fixed Income Portfolio		559,924		559,924
Strategic Growth Portfolio		429,711		429,711
Large Company Domestic Growth Portfolio		428,527		428,527
Fundamental Value Portfolio		426,977		426,977
Large Company Value Portfolio		431,316		431,316
International Core Portfolio		344,025		344,025
International Value Portfolio		335,582		335,582
Small Company Growth Portfolio		259,632		259,632
Mid-Cap Growth Portfolio		252,851		252,851
Mid-Cap Fundamental Value Portfolio		260,101		260,101
Small Company Value Portfolio		259,062		259,062
Guaranteed Investment Contract			$172,894	172,894
Total	$66,594	$5,213,402	$172,894	$5,452,890

	GIC Portfolio	Assets at Fair Value
Balance, beginning of year	$173,652	$173,652
Purchases, sales, issuances and settlements, net	(758)	(758)
Balance, end of year	$172,894	$172,894

Information about the Plan’s fair value levels follows as at October 31, 2010:

	Level 1	Level 2	Level 3	Total
Money Market Fund	$31,448			$31,448
Common Collective Trust Funds:
Strategic Bond Portfolio		$552,976		552,976
Long Duration Portfolio		535,164		535,164
Intermediate Fixed Income Portfolio		492,702		492,702
Strategic Growth Portfolio		394,777		394,777
Large Company Domestic Growth Portfolio		388,282		388,282
Fundamental Value Portfolio		370,668		370,668
Large Company Value Portfolio		376,815		376,815
International Core Portfolio		316,470		316,470
International Value Portfolio		314,915		314,915
Small Company Growth Portfolio		240,743		240,743
Mid-Cap Growth Portfolio		229,719		229,719
Mid-Cap Fundamental Value Portfolio		228,283		228,283
Small Company Value Portfolio		222,578		222,578
Guaranteed Investment Contract			$173,652	173,652
Total	$31,448	$4,664,092	$173,652	$4,869,192

	GIC Portfolio	Fair Value
Balance, beginning of year	$174,297	$174,297
Purchases, sales, issuances and settlements, net	(645)	(645)
Balance, end of year	$173,652	$173,652

   The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at October 31, 2011 and 2010.

   Money market fund is valued at cost, which approximates fair value.

   Common collective trust funds are valued based upon the unit values of such collective trust funds held by the Plan at year end.  Unit values are based on the fair value of the underlying assets of the fund.  The fair value of the level 2 funds are derived from inputs principally from or corroborated by observable market data by correlation or other means.  Included in the common collective trust funds is a level 3 GIC Portfolio which includes both traditional and separate account guaranteed investment contracts (GICs) as well as synthetic GICs.  The traditional and separate account GICs are valued by calculating the sum of the present values of all projected future cash flows of each investment.  The synthetic GIC wrapper contracts are valued by determining the replacement cost of the wrapper contract and the present value of the contractually obligated payments in the original wrapper contract.  Debt securities underlying synthetic GICs are traded primarily in the over-the-counter (“OTC”) markets and are valued at the latest available price in the OTC market or on the basis of values obtained by an independent pricing service.

   The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

9.  LAND IMPROVEMENTS, BUILDING AND EQUIPMENT, NET:

   These assets consist of the following at October 31, 2011 and 2010.

	10/31/2011	10/31/2010
Land improvements	$10,467,274	$10,263,581
Corporate buildings	579,175	579,175
Buildings leased to others	23,271,567	25,066,661
Equipment and furnishings	2,452,412	2,582,270
	36,770,428	38,491,687
Less accumulated depreciation and amortization	13,889,019	13,089,979
	$22,881,409	$25,401,708

10.  ACCRUED LIABILITIES:

   Accrued liabilities consist of the following at October 31, 2011 and 2010.

	10/31/11	10/31/2010
Payroll	$62,555	$47,112
Security and Other Deposits	39,267	45,433
Professional Fees	45,682	26,942
Real Estate Taxes	78,124	78,120
Other	190,307	187,999
	$415,935	$385,606

11.  OPERATING LEASES:

   The Companies lease land, land improvements and investment properties each of which are accounted for as operating leases. Rents are reported as income over the terms of the leases as they are earned.  Our shopping center is leased to various tenants for renewable terms averaging 2.38 years with options for renewal.  Information concerning rental properties and minimum future rentals under current leases as of October 31, 2011 is as follows:

		Properties Subject to Lease
		Cost	Accumulated Depreciation
Investment properties leased to others		$23,271,567	$6,160,089
Land and land improvements		17,064,102	5,312,854
Minimum future rentals:
Fiscal years ending October 31:	2012	$1,612,805
	2013	1,440,866
	2014	1,322,342
	2015	1,285,704
	2016	1,281,437
	Thereafter	20,495,517
		$27,438,671

   Minimum future rentals subsequent to 2016 include $1,179,500 under a land lease expiring in 2072; $3,078,669 under a net lease for a store expiring in 2024; $6,957,500 and $7,735,000 under net leases for two stores expiring in December 2035 and August 2036. There were no contingent rentals included in income for Fiscal 2011, 2010 and 2009.  The above information includes rental escalations recognized using straight-line basis.

12.  INVESTMENT IN DIRECT FINANCING LEASES:

   During Fiscal Year 2011, the Companies leased the Jack Frost and Big Boulder ski areas to a third party under direct financing leases that extended through 2034.  The Companies net investment in direct financing leases consisted of the following as of October 31:

	2011	2010
Minimum future lease payments	$7,426,946	$7,757,213
Unguaranteed residual value of lease properties	8,430,879	8,430,879
Gross investment in lease	15,857,825	16,188,092
Unearned income	(7,567,630)	(7,889,299)
Valuation Allowance	(502,000)	0
Net investment in direct financing leases	$7,788,195	$8,298,793

   Subsequently, on December 15, 2011 the Jack Frost and Big Boulder ski areas were sold to the previous third party lessee.  The transaction resulted in a loss of approximately $502,000 primarily related to the reversal of the accrued rent receivable based on the straight line amortization of the lease.  The valuation allowance is recorded as impairment in Fiscal 2011.  The reported interest income primarily resulted from the direct financing lease.

13.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

   The estimated fair values of the Companies' financial instruments at October 31, 2011 and 2010 are as follows:

	10/31/11		10/31/10
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
ASSETS:
Cash and cash equivalents	$589,039	$589,039	$995,121	$995,121
Accounts and mortgages receivable	160,290	160,290	409,987	409,987

LIABILITIES:
Accounts payable	437,783	437,783	646,961	646,961
Accrued liabilities	415,935	415,935	385,606	385,606
Amounts due to related parties	24,792	0	7,292	0
Debt	$28,123,504	$27,794,385	$28,947,454	$28,529,765

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

   As of October 31, 2011, the long-lived assets held for sale with a carrying amount of $7,042,777 were written down to fair value of $4,721,303 resulting in an impairment of $2,321,474 of which $676,651 was included in earnings for 2011.  The net investment in direct financing leases with a carrying amount of $8,290,195 was written down to fair value of $7,788,195 resulting in an impairment of $502,000 which was included in earnings for 2011. The land and land development costs with a carrying amount of $22,615,787 were written down to fair value of $20,642,787 resulting in an impairment of $1,973,000, of which $0 was included in earnings for 2011.  The land held for investment with a carrying value of $7,346,374 was written down to fair value of $6,943,374 resulting in an impairment of $403,000 of which $0 was included in earnings for 2011.  Overall total impairment for these assets is $4,697,474.  The total impairment of

$1,178,651 was included in the earnings for 2011.  The impairment for long-lived assets held for sale land and land development costs and land held for investment was determined using level 2 criteria wherein fair value is determined using significant observable inputs, generally either quoted prices in an active market for similar assets or liabilities or quoted prices in markets that are not active. The impairment in the net investment in direct financing leases was determined with the calculation of the loss generated on the sale of the ski areas on December 15, 2011.

   As of October 31, 2010, the land and land development costs with a carrying amount of $24,243,486 were written down to the fair value of $21,410,737, resulting in an impairment of $2,832,749, of which $1,973,000 was included in earnings for 2010.  The land held for investment with a carrying value of $8,926,723 was written down to the fair value of $8,523,723, resulting in an impairment of $403,000, which was included in earnings for 2010.  The long-lived assets held for sale with a carrying amount of $5,461,354 were written down to the fair value $3,943,479, resulting in an impairment of $1,517,875. Overall total impairment for these assets is $4,753,624.  The total impairment of $2,376,000 was included in the earnings for 2010.  The impairment was determined using level 2 criteria wherein fair value is determined using significant observable inputs, generally either quoted prices in an active market for similar assets or liabilities or quoted prices in markets that are not active.

14.  QUARTERLY FINANCIAL INFORMATION (Unaudited):

   The results of operations for each of the quarters in Fiscal 2011 and Fiscal 2010 years are presented below.

	1st	2nd	3rd	4th	Total
Year ended 10/31/11
Operating revenues	$1,467,664	$1,014,750	$2,528,377	$2,627,963	$7,638,754
Operating loss	(401,235)	(441,713)	(262,853)	(1,444,075)	(2,549,876)
Net loss	(460,652)	(488,563)	(377,474)	(1,148,076)	(2,474,765)
Net loss per weighted average combined share	($.19)	($.20)	($.15)	($0.47)	($1.01)

	1st	2nd	3rd	4th	Total
Year ended 10/31/10
Operating revenues	$1,164,508	$1,055,356	$2,232,695	$1,434,671	$5,887,230
Operating loss	(534,050)	(576,771)	(692,980)	(2,554,385)	(4,358,186)
Net loss	(499,328)	(544,719)	(635,300)	(1,729,733)	(3,409,080)
Net loss per weighted average combined share	($0.20)	($0.22)	($0.26)	($0.71)	($1.39)

   The quarterly results of operations for Fiscal 2011 and 2010 reflect the impact of land dispositions that occur from time to time during the period and do not follow any pattern during the fiscal year.

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

   Real Estate Management/Rental Operations

   Real Estate Management/Rental Operations consists of: investment properties leased to others located in Eastern Pennsylvania, New Jersey, Minnesota, Louisiana and Texas; recreational club activities; services to the trusts that operate resort residential communities; sales of investment properties; and rental of land and land improvements, which includes the leasing of our two ski areas located in the Pocono Mountains of Northeastern Pennsylvania.

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

   Funds expended to date for real estate development have been primarily for infrastructure improvements and home construction in the Laurelwoods II and Boulder Lake Village communities.  Construction of 22 single family homes and four duplex homes in Laurelwoods II has been completed.  The construction of 18 condominium units within Building J at Boulder Lake Village on Big Boulder Lake has been completed as well.  Other expenditures for our development projects in the planning phases include fees for architects, engineers, consultants, studies and permits.

	10/31/11	10/31/10	10/31/09
Revenues from operations:
Real estate management/rental operations	$3,316,084	$3,330,217	$3,906,425
Land resource management	4,322,670	2,557,013	11,990,241
	$7,638,754	$5,887,230	$15,896,666

Operating profit (loss), excluding general and administrative expenses:
Real estate management/rental operations	$1,281,488	$1,135,506	$717,407
Land resource management	(2,039,983)	(3,055,472)	1,724,044
	($758,495)	($1,919,966)	$2,441,451

General and administrative expenses:
Real estate management/rental operations	$777,662	$1,379,223	$402,841
Land resource management	1,013,719	1,058,997	1,236,466
	1,791,381	$2,438,220	$1,639,307
Interest and other income, net:
Real estate management/rental operations	$326,557	$318,987	$316,083
Land resource management	6,371	21,561	12,841
	$332,928	$340,548	$328,924
Interest expense:
Real estate management/rental operations	$1,482,091	$1,300,172	$974,752
Land resource management	45,726	64,270	90,070
	$1,527,817	$1,364,442	$1,064,822

Income (loss) from operations before income taxes	($3,744,765)	($5,382,080)	$66,246

   For the fiscal years ended October 31, 2010, no one customer represented more than 10 % of total revenues.  In fiscal year ended October 31, 2011, we sold Applebee’s for $1,450,000 which is 19% of total revenue and in fiscal year ended October 31, 2009, we had land sales to The Conservation Fund totaling revenue of $6,875,000 which was 43% of total revenue.

   Identifiable assets, net of accumulated depreciation at October 31, 2011, 2010, and 2009 and depreciation expense and capital expenditures for the years then ended by business segment are as follows:

		Depreciation and
	Identifiable	Amortization	Capital
October 31, 2011	Assets	Expense	Expenditures
Real estate management/rental operations	$31,631,693	$862,300	$761
Land resource management	33,251,319	382,559	225,105
Other corporate	222,697	109,991	203,691
Total	$65,105,709	$1,354,830	$429,557

		Depreciation and
	Identifiable	Amortization	Capital
October 31, 2010	Assets	Expense	Expenditures
Real estate management/rental operations	$36,748,831	$870,453	$1,462,552
Land resource management	33,186,415	381,607	73,084
Other corporate	322,144	89,714	7,363
Total	$70,257,390	$1,341,774	$1,542,999

		Depreciation and
	Identifiable	Amortization	Capital
October 31, 2009	Assets	Expense	Expenditures
Real estate management/rental operations	$36,448,507	$912,294	$51,220
Land resource management	36,192,161	382,325	14,086
Other corporate	318,713	96,534	10,667
Total	$72,959,381	$1,391,153	$75,973

   All asset impairments and abandonments in Fiscal 2011, 2010 and 2009 relate to the Land Resource Management segment.

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

17.  RELATED PARTY TRANSACTIONS:

   Kimco Realty Services, Inc., or Kimco, is our controlling shareholder and Kimco Realty Corporation, the parent company of Kimco, is presently providing consulting services to us.  The services are focused on land development, acquisitions and disposals.    Kimco was paid $75,000 in consulting fees in Fiscal 2011, $100,000 in consulting fees, in each Fiscal 2010 and 2009.

   Kimco Realty Corporation has served as the management company for the Coursey Commons Shopping Center in Baton Rouge, Louisiana since June 2004.  A wholly owned subsidiary of Kimco Realty Corporation, KRC Property Management I, Inc., receives a fixed monthly fee of 4.5% of rental income on store leases in this shopping center.  During Fiscal 2011, 2010 and 2009, that subsidiary received $41,272, $40,465 and $42,747, respectively for management fees earned on the shopping center.

   Michael J. Flynn, the Chairman of our board of directors, was also the President, Chief Operating Officer and Vice Chairman of the board of directors of Kimco Realty Corporation during Fiscal 2008.  Effective December 31, 2008, Mr. Michael Flynn retired from Kimco Realty Corporation.  Mr. Michael Flynn received an annual fee of $17,500 from Blue Ridge Real Estate Company as compensation for consulting in each of Fiscal 2010 and 2009, there was no annual fee for Fiscal 2011.  In addition, Patrick M. Flynn, who served as one of our directors and our President and Chief Executive Officer until his resignation on August 12, 2011, was a Managing Director of Real Estate at Kimco Realty Corporation since 2001.  We paid Mr. Patrick Flynn a bonus of $100,000 in Fiscal 2010 and 2009.  No bonus was paid in Fiscal 2011.

Finally, Mr. Milton Cooper, who serves as one of our directors, also serves as Chief Executive Officer and Chairman of the board of directors of Kimco Realty Corporation.

   Amounts due to the above related parties total $24,792 at October 31, 2011 and $7,292 at October 31, 2010.

18.  STOCK OPTIONS and CAPITAL STOCK:

During Fiscal 2011, Fiscal 2010 and Fiscal 2009, no stock options were issued or exercised.

Option activity during Fiscal 2011, 2010 and 2009 is as follows:

	10/31/11		10/31/10		10/31/09
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year:	43,000	$38.40	64,600	$36.93	64,600	$36.93
Granted	0		0		0
Exercised	0		0		0
Expired	29,000	$38.11	21,600	$34.00	0
Outstanding at year-end	14,000	$39.00	43,000	$38.40	64,600	$36.93

Options exercisable at year-end	14,000		43,000	$38.40	61,614	$36.83
Option price range	$39.00		$37.80-$39.00		$34.00-$39.00
Weighted average fair value of options granted during year	0		0		0
Weighted average grant date fair value of options granted during year	0		0		0
Weighted average remaining contractual life (in years)	0.42		0.88		1.4

   Activity related to non-vested options for the year ended October 31, 2011 is as follows:

	Shares	Weighted Average Grant Date Fair Value Price
Non-vested at beginning of year:	0	-
Granted	0
Vested	0	-
Non-vested at year-end	0

All options are vested, therefore the Companies do not expect to recognize any compensation expense related to non-vested awards over the next year.

The Companies’ policy regarding the exercise of options requires that optionees utilize an independent broker to manage the transaction, whereby the broker sells the exercised shares on the open market.

19.  PER SHARE DATA:

   Earnings per share (“EPS”) is based on the weighted average number of common shares outstanding during the period.  The calculation of diluted EPS assumes weighted average options have been exercised to purchase shares of common stock in the relevant period, net of assumed repurchases using the treasury stock method. For Fiscal 2011, 2010 and 2009, all outstanding unexercised stock options would be excluded from the calculation of diluted EPS because the exercise price of all such options exceeded the market price of the Companies’ common stock.  As a result, the calculation of diluted EPS has been excluded from the table below since diluted EPS for these periods is equal to EPS.

    Weighted average basic shares, taking into consideration shares issued, weighted average options used in calculating EPS and treasury shares repurchased, for Fiscal 2011, 2010 and 2009 are as follows:

	10/31/11	10/31/10	10/31/09
Weighted average combined shares of common stock outstanding used to compute basic earnings per combined share	2,450,424	2,450,424	2,450,424

Basic (loss) earnings per weighted average combined share is computed as follows:

	10/31/11	10/31/10	10/31/09
Net (loss) income	($2,474,765)	($3,409,080)	$149,246
Weighted average combined shares of common stock outstanding	2,450,424	2,450,424	2,450,424
Basic (loss) earnings per weighted average combined share	($1.01)	($1.39)	$0.06

20.  SUPPLEMENTAL DISCLOSURE TO STATEMENTS OF CASH FLOWS

	10/31/11	10/31/10	10/31/09
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$1,713,780	$1,677,388	$1,576,723
Income taxes	$36,591	$209,727	$140,014

Non cash:
Reclassification of assets from land and land development costs to land improvements, buildings and equipment, net	$0	$460,966	$215,971
Reclassification of assets from land held for investment to land and land development costs	$0	$127,808	$0
Reclassification of assets from land and land development costs to long-lived assets held for sale	$675,490	$1,475,283	$0
Reclassification of assets from land held for recreation to land held for investment, principally unimproved	$37,706	$0	$0
Reclassification of assets from land improvements, buildings and equipment, net and land held for investment to long-lived assets held for sale	$1,780,155	$0	$0

Pension liability and accumulated other comprehensive loss was increased (decreased) by $568,881 and ($568,881) in 2011, by ($369,444) and $369,444 in 2010 and by $1,378,417 and ($1,378,417) in 2009 resulting from the changes in the funded status, the prior service cost and the net actuarial loss.

21.  SUBSEQUENT EVENTS:

The Companies have evaluated subsequent events thru the issuance of the financial statements.

On November 30, 2011, Blue Ridge Real Estate Company closed on the sale to Phyllis Enfield Trust of the property located at 22902 Interstate Highway 10, Wallisville, Texas for the purchase price of $1,911,419.  A portion of the net proceeds of the sale were used to repay in full the outstanding balance under a note of $1,009,002 to Barbers Hill Bank and the balance of the net proceeds were deposited and utilized for the revolving line of credit.  As of October 31, 2011, the book value of the assets was included in long-lived assets held for sale.

On December 15, 2011, Blue Ridge Real Estate Company and Big Boulder Corporation closed on the sale of the Jack Frost Mountain and Big Boulder ski areas in Kidder Township, Carbon County, Pennsylvania to JFBB Ski Areas, Inc., a subsidiary of Peak Resorts, Inc., for the aggregate purchase price of $9,000,000.  The 311 acres that housed the ski areas were included in land held for investment.  The ski areas had been leased to Peak Resorts, Inc. and a portion of the leased premises had been capitalized as net investment in direct financing leases.  The transaction resulted in a loss therefore a valuation allowance of $502,000 was recorded as impairment expense in Fiscal 2011.  A significant portion of the net proceeds of the sale were used to repay outstanding debt to the Bank as follows:

Outstanding debt	Outstanding Balance
Term note repaid in full	$4,600,000
Line of credit mortgage note site development sublimit repaid in full	$2,881,311
Line of credit mortgage note construction sublimit	$181,500
Mortgage notes repaid in full	$115,122
Total	$7,777,933

In addition, $325,000 of the net proceeds was deposited into the interest reserve account and the balance was deposited and utilized for the revolving line of credit.

Effective December 31, 2011, Eldon D. Dietterick, Chief Financial Officer, Executive Vice President and Treasurer of the Companies, retired.  Mr. Dietterick has served as the Companies’ Chief Financial Officer, Executive Vice President and Treasurer since 2001.  He has been employed by the Companies since January 1985 in various other capacities.

Effective January 1, 2012, the Boards of Directors of the Companies, pursuant to the Companies’ Bylaws and in accordance with their Restated Articles of Incorporation, have appointed Cynthia A. Van Horn as Chief Financial Officer (“CFO”) and Treasurer of the Companies.  Mrs. Van Horn, age 47, has served as the Companies’ Controller since her appointment in October 1996.  From November 1995 until October 1996 Mrs. Van Horn was employed as the Companies’ Accounting Manager.  The Companies did not enter into any material plan, contract or arrangement with, and did not make a grant or award to Mrs. Van Horn in connection with Mrs. Van Horn’s appointment as CFO and Treasurer.

Effective January 1, 2012, the Boards of Directors of the Companies, pursuant to the Companies’ Bylaws and in accordance with their Restated Articles of Incorporation, have appointed Richard T. Frey as Vice President and Chief Operating Officer (“COO”) of the Companies.  Mr. Frey, age 60, has served as the Companies’ Vice President since his appointment in October 2001.  From 1992 until October 2001, Mr. Frey was employed as the Companies Director of Food Services at both the Jack Frost Mountain and Big Boulder Ski Areas.  The Companies did not enter into any material plan, contract or arrangement with, and did not make a grant or award to Mr. Frey in connection with Mr. Frey’s appointment as Vice President and COO.

Report of Independent Registered Public Accounting Firm

Boards of Directors and Shareholders

Blue Ridge Real Estate Company

and Big Boulder Corporation

We have audited the accompanying combined balance sheets of Blue Ridge Real Estate Company and Subsidiaries and Big Boulder Corporation and Subsidiaries as of October 31, 2011 and 2010, and the related combined statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended October 31, 2011.  These financial statements are the responsibility of the Companies’ management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Companies are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Companies’ internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Blue Ridge Real Estate Company and Subsidiaries and Big Boulder Corporation and Subsidiaries at October 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Kronick Kalada Berdy & Co., P.C.

January 27, 2012